

03024599

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Chevalier iTech Holdings Limited

*CURRENT ADDRESS 20/F., Chevalier Commercial Centre
8 Wang Hoi Road
Kowloon Bay, Hong Kong

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4201 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☐
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☑
DEF 14A	*(PROXY)*	☐			

OICF/BY: JM

DATE : 7/15/03



CHEVALIER iTECH HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

INTERIM REPORT 1999-2000

INTERIM RESULTS

The Directors of Chevalier iTech Holdings Limited ("the Company") are pleased to announce that the unaudited consolidated results of the Company and its subsidiaries ("the Group") for the six months ended 30th September, 1999, together with the comparative figures for the corresponding period in 1998, are summarized as follows:

		For the six months ended 30th September	
		1999	1998
	Note	***HK$'000***	*HK$'000*
Turnover		**563,618**	528,608
Operating profit			
Excluding exceptional item		**26,201**	25,905
Exceptional item	1	**(4,470)**	–
		21,731	25,905
Share of results of an associated company		**1,333**	698
Profit before taxation		**23,064**	26,603
Taxation	2		
The Company and subsidiaries			
Hong Kong		**(4,122)**	(6,117)
Overseas		**(13)**	(20)
Associated company			
Hong Kong		**(213)**	(112)
Profit attributable to shareholders		**18,716**	20,354
Interim dividend	3	**8,358**	8,281
Earnings per share	4		
Basic		**2.3 cents**	2.5 cents
Diluted		**2.2 cents**	N/A
Interim dividend per share		**1 cent**	1 cent

Notes:

1. Exceptional item represented exchange loss on the fluctuation of Thai currency.

2. Hong Kong profits tax has been provided for at the rate of 16% (1998: 16%) on the estimated assessable profits for the period. Provision for overseas taxation is calculated based on the applicable local legislation on the estimated assessable profits of the individual company concerned.

3. The amount of interim dividend payable for the period has been calculated on the assumption that no option holders under the Share Option Scheme which was approved and adopted in 1991 for the benefit of full-time employees of the Group will subscribe for shares prior to the closure of the Register of Members for payment of interim dividend. The interim dividend payable will increase by approximately HK$493,000 if all the option holders exercise their rights to subscribe for shares before the closing of the Register of Members for the current period's interim dividend.

4. The calculation of basic and diluted earnings per share is based on the following data:

	Six months ended 30th September	
	1999	1998
	HK$'000	*HK$'000*
Earnings for the purposes of calculating earnings per share	**18,716**	20,354
	No. of ordinary share	*No. of ordinary share*
Weighted average number of ordinary shares for the purposes of basic earnings per share	**829,440,662**	828,123,241
Effect of dilutive potential ordinary shares: Share options	**14,764,828**	–
Weighted average number of ordinary shares for the purposes of diluted earnings per share	**844,205,490**	828,123,241

INTERIM DIVIDEND

The Board of Directors has resolved to declare an interim dividend of HK1 cent (1998: HK1 cent) per share for the six months ended 30th September, 1999, payable on Friday, 21st January, 2000 to shareholders whose names appear on the Register of Members of the Company on Friday, 14th January, 2000.

CLOSURE OF THE REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Monday, 10th January, 2000 to Friday, 14th January, 2000, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the above interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited of 5/F, Wing On Centre, 111 Connaught Road Central, Hong Kong for registration not later than 4:00 p.m. on Friday, 7th January, 2000.

BUSINESS REVIEW AND PROSPECTS

During the six months ended 30th September, 1999, the Group's turnover rose to HK$564 million, representing an increase of 6.6%. However, due to the exchange loss on the fluctuation of Thai currency and stiff competition in the telecommunications market, operating profit after an exceptional item of the Group dropped by 16% to HK$21.7 million. Profit attributable to shareholders declined to HK$18.7 million. Diluted earnings per share were HK2.2 cents.

Despite the increase in the use of information technology and wide adoption of internet services, the profit margin of the Computer Division was still under pressure, due to keen market competition. To cope with the needs of the fast-growing information technology industry, the Group has launched series of marketing programs to promote new computer models at attractive prices.

Profit margin on the sale of mobile phones decreased, due to keen competition. Although demand for the latest Wireless Application Protocol (WAP) technology will offer tremendous opportunities, the market situation is expected to remain extremely competitive.

At present, 24 "Chevalier Shop" and 19 franchise shops are operated by the Group. Four "Q-Mart" shops were added to the Group's retail sales network during the period under review. Q-Mart provides a wide range of household accessories and mobile phones. These Q-Mart stores together with Chevalier Shops will form an integral part of the Group's e-commerce business in the future.

The increasing number of internet service providers and their cut-throat pricing strategies has kept the overall results of the Internet Division under pressure. The Group will make use of its sound cash position and strong technical base to expand its internet and e-commerce business. In order to strengthen its market's presence, the Group will look for opportunities to form strategic partnerships with various business parties.

The contribution of the after-sales divisions slightly decreased, while the operating result of the Paging Division remained steady.

With the rebound of the economies of the Southeast Asian countries, especially Thailand, after the setback of the financial turmoil in 1997, the operating results of our Thai subsidiaries were fruitful.

Looking ahead, the Directors envisaged significant growth of internet usage and electronic commerce in the coming year. The Group will make significant investments in manpower and equipments so as to expand the Group's foothold in this area.

With the Mainland's accession to the World Trade Organisation, it is expected that various opportunities arise from the opening up of the Mainland telecommunications sector to foreign participation. Based on the Group's experienced management team and solid financial position, we have established an advantageous position to capture new business opportunities in the globally connected world of the 21st century.

DIRECTORS' INTERESTS IN SHARES AND OPTIONS

As at 30th September, 1999, the interests of the Directors in the share capital and options of the Company and its associated corporations within the meaning of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance") which have been notified to the Company and The Stock Exchange of Hong Kong Limited ("the Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies or which are required pursuant to Section 29 of the SDI Ordinance to be entered in the register referred to therein were as follows:

(a) Interests in the Company

(i) Shares

	Number of ordinary shares		
Directors	**Personal interest**	**Corporate interest**	**Total**
CHOW Yei Ching	32,000,000	497,754,666*	529,754,666
FUNG Pak Kwan	7,600,000	–	7,600,000
KUOK Hoi Sang	5,000,000	–	5,000,000
FUNG Wo Shun	300,000	–	300,000
KAN Ka Hon	100,000	–	100,000

* *Dr. CHOW Yei Ching beneficially owned 543,571,227 shares in Chevalier International Holdings Limited ("CIHL"), representing in aggregate approximately 48.71% of the issued share capital of CIHL, which in turn was interested in 497,754,666 shares in the Company. Dr. Chow was deemed to be interested in these shares under the SDI Ordinance and these shares were duplicated in the paragraph "Substantial Shareholders" below.*

(ii) Share options

Directors	Date granted	Period during which options are exercisable	Consideration paid for options granted	Price per share to be paid upon exercise of options	Number of shares issued upon exercise of options during the six months ended 30th September, 1999	Number of shares to be issued upon exercise of the remaining options
			HK$	*HK$*		
CHOW Yei Ching	4/2/1998	3/9/1998-2/9/2001	1	0.3376	–	14,000,000
FUNG Pak Kwan	4/2/1998	3/9/1998-2/9/2001	1	0.3376	5,000,000	8,300,000
KUOK Hoi Sang	4/2/1998	3/9/1998-2/9/2001	1	0.3376	–	11,300,000
FUNG Wo Shun	4/2/1998	3/9/1998-2/9/2001	1	0.3376	–	2,300,000
KAN Ka Hon	4/2/1998	4/9/1998-3/9/2001	1	0.3376	–	2,300,000
Lily CHOW	4/2/1998	4/9/1998-3/9/2001	1	0.3376	–	5,000,000

(b) Interests in Associated Corporations

(i) Shares

Directors	Associated corporations	Number of ordinary shares		
		Personal interest	Corporate interest	Total
CHOW Yei Ching	CIHL	543,571,227	–	543,571,227
	Chevalier Development International Limited ("CDIL")	44,583,816	235,229,813*	279,813,629
	Chevalier Singapore Holdings Limited ("CSHL")	4,375,000	80,000,000*	84,375,000
	Chevalier Construction Holdings Limited ("CCHL")	41,036,489	85,377,444*	126,413,933
FUNG Pak Kwan	CIHL	433,984	–	433,984
	CDIL	316,000	–	316,000
	CCHL	77,000	–	77,000
KUOK Hoi Sang	CIHL	491,083	–	491,083
	CDIL	1,000,950	–	1,000,950
	CCHL	1,326,437	–	1,326,437
FUNG Wo Shun	CDIL	548,000	–	548,000
	CCHL	295,600	–	295,600
KAN Ka Hon	CIHL	145,200	–	145,200
CHAO Sze Bang, Frank	CDIL	20,000	–	20,000
	CCHL	9,000	–	9,000

* *Dr. CHOW Yei Ching had notified CDIL, CSHL and CCHL that he was deemed to be interested in 235,229,813 shares in CDIL, 80,000,000 shares in CSHL and 85,377,444 shares in CCHL under the SDI Ordinance as the said shares were held by CIHL in which Dr. Chow beneficially owned 543,571,227 shares, representing in aggregate approximately 48.71% of the issued share capital of CIHL.*

(ii) Share options

Directors	Associated corporations	Date granted	Period during which options are exercisable	Consideration paid for options granted	Price per share to be paid upon exercise of options	Number of shares issued upon exercise of options during the six months ended 30th September, 1999	Number of shares to be issued upon exercise of the remaining options
				HK$	HK$		
CHOW Yei Ching	CIHL	4/2/1998	3/9/1998-2/9/2001	1	0.5376	–	18,000,000
	CCHL	4/2/1998	3/9/1998-2/9/2001	1	0.3248	–	4,400,000
FUNG Pak Kwan	CIHL	4/2/1998	3/9/1998-2/9/2001	1	0.5376	–	8,000,000
KUOK Hoi Sang	CIHL	4/2/1998	3/9/1998-2/9/2001	1	0.5376	–	10,000,000
	CCHL	4/2/1998	3/9/1998-2/9/2001	1	0.3248	–	4,000,000
FUNG Wo Shun	CIHL	4/2/1998	3/9/1998-2/9/2001	1	0.5376	–	2,200,000
KAN Ka Hon	CIHL	4/2/1998	4/9/1998-3/9/2001	1	0.5376	–	2,200,000

Save as disclosed above, as at 30th September, 1999, none of the Directors of the Company nor their spouses or children under the age of 18 years had or were deemed pursuant to Section 28 of the SDI Ordinance or under Section 31 or Part I of the Schedule to the SDI Ordinance to have any interest in the securities of the Company or any of its associated corporations (within the meaning of the SDI Ordinance).

SUBSTANTIAL SHAREHOLDERS

As at 30th September, 1999, the substantial shareholders of the Company, other than the Directors of the Company whose interests are disclosed above, as recorded in the register required to be kept under Section 16(1) of the SDI Ordinance, were as follows:

Name	Number of ordinary shares
CIHL	497,754,666*
Cokin Limited ("Cokin")	165,868,000*
China Everbright Technology Limited ("CET")	165,868,000*

* *165,868,000 shares out of 497,754,666 shares of the Company were beneficially owned by Cokin, a company owned as to 50.1% and 49.9% by CIHL and CET respectively. The interests held by Cokin and CET were referred to the same lot of shares.*

Save as disclosed above, there were no parties who were known to the Directors to be registered holders or have any interest or right to subscribe for 10% or more of the issued share capital of the Company.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the six months ended 30th September, 1999.

YEAR 2000 ISSUE

Further to the disclosure of the Group's progress in its annual report dated 3rd August, 1999, we are pleased to announce that the Group has already achieved Year 2000 compliance as at 30th September, 1999.

CODE OF BEST PRACTICE

In the opinion of the Directors, the Company has complied with the guidelines for the Code of Best Practice as set out in the Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange except that the non-executive directors and the independent non-executive directors are not appointed for a specific term. However, they are subject to retirement by rotation and re-election at each annual general meeting in accordance with the Bye-laws of the Company.

I would like to take this opportunity to express my gratitude to my fellow directors and to all staff for their dedication and commitment in what has been a difficult period. Their tenacity has enabled us to move ahead despite the harder economic climate.

By order of the Board
CHOW Yei Ching
Chairman

Hong Kong, 17th December, 1999



其士科技控股有限公司

（於百慕達註冊成立之有限公司）

一九九九至二零零零年度中期業績報告

中期業績

其士科技控股有限公司(「本公司」)董事會欣然宣佈，本公司及其附屬公司(「本集團」)截至一九九九年九月三十日止六個月之未經審核綜合業績與一九九八年同期比較數字概列如下：

		截至九月三十日止六個月	
		一九九九年	一九九八年
	附註	***港幣千元***	*港幣千元*
營業額		**563,618**	528,608
經營溢利			
除特殊項目外		**26,201**	25,905
特殊項目	一	**(4,470)**	—
		21,731	25,905
所佔聯營公司業績		**1,333**	698
除税前溢利		**23,064**	26,603
税項	二		
本公司及其附屬公司			
香港		**(4,122)**	(6,117)
海外		**(13)**	(20)
聯營公司			
香港		**(213)**	(112)
股東應佔溢利		**18,716**	20,354
中期股息	三	**8,358**	8,281
每股盈利	四		
基本		**2.3港仙**	2.5港仙
攤薄		**2.2港仙**	不適用
每股中期股息		**1港仙**	1港仙

附註：

一、特殊項目乃反映泰國貨幣滙兑波動之虧損。

二、香港利得税準備乃根據期內估計應課税溢利以百份之十六（一九九八年：百份之十六）計算。海外税項準備以個別公司之估計應課税溢利按當地適用之法例計算。

三、期內派發中期股息之計算方式乃假設所有根據於一九九一年通過採納一項有利於本集團全職僱員之僱員認購股權計劃之認購股權持有人均沒有於股東名冊截止過戶日期前認購股份。若所有認購股權持有人於截止辦理是期中期股息股份過戶登記日期前行使其認購權認購股份，應付股息將增加約港幣493,000元。

四、每股基本及攤薄盈利乃根據下列數據計算：

	截至九月三十日止六個月	
	一九九九年	一九九八年
	港幣千元	*港幣千元*
就計算每股盈利之溢利	**18,716**	20,354
	普通股數目	*普通股數目*
就計算每股基本盈利之普通股份加權平均數目	**829,440,662**	828,123,241
潛在可攤薄普通股份之影響：認購股權	**14,764,828**	—
就計算每股攤薄盈利之普通股份加權平均數目	**844,205,490**	828,123,241

中期股息

董事會議決宣佈派發截至一九九九年九月三十日止六個月之中期股息每股港幣1仙（一九九八年：港幣1仙），並將於二○○○年一月二十一日星期五派發予在二○○○年一月十四日星期五名列於股東名冊內之股東。

股東名冊截止過戶日期

本公司將於二○○○年一月十日星期一至二○○○年一月十四日星期五(首尾兩天包括在內)暫停辦理股份過戶登記手續。為確保獲得派發上述之中期股息，請於二○○○年一月七日星期五下午四時前，將股份過戶文件連同有關股票，送達本公司之香港股份過戶登記分處標準證券登記有限公司，地址為香港中環干諾道中一一一號永安中心五樓，以便辦理過戶登記手續。

業務回顧及展望

截至一九九九年九月三十日止六個月，本集團營業額上升百份之六點六，至港幣五億六千四百萬元。然而，由於泰國貨幣滙兑波動而產生虧損及電訊市場熾熱競爭所影響，本集團在計入特殊項目後，經營溢利下降百份之十六，為港幣二千一百七十萬元。股東應佔溢利下調至港幣一千八百七十萬元。攤薄每股盈利為港幣二點二仙。

儘管資訊科技的應用增加及互聯網服務被廣泛使用，但由於市場競爭激烈，電腦部門的邊際利潤仍然受壓。為配合資訊科技業迅速發展，本集團以優惠價格配合多項新型號電腦的推廣活動。

由於競爭熾熱，導致銷售流動電話的邊際利潤下降。雖然無線應用協定技術(WAP)將會提供大量的發展空間，但市場競爭情況預期仍然激烈。

現時，本集團經營二十四間其士店及十九間特許經營店。在回顧期內，本集團的零售網絡增添了四間Q-Mart商店。Q-Mart售賣各式各樣的家庭用品及流動電話。Q-Mart及其士店將為本集團未來拓展電子商業的重要的部份。

互聯網供應商的增加及其割喉式的銷售策略，引致互聯網部門整體表現受到影響。本集團將運用其豐厚的現金及先進的技術擴展互聯網及電子商業。為加強市場佔有率，本集團將尋找機會，與不同的企業組織策略性聯盟以拓展業務。

售後服務部門的貢獻錄得輕微下降，傳訊部門的業績則維持穩定。

隨着一九九七年金融風暴的過去，東南亞國家，尤以泰國的經濟已復甦，因此在泰國的附屬公司錄得良好的業績。

展望未來，董事會認為來年互聯網及電子商業將有重大的增長。本集團將重點投資於人力及設備上，以便增加在該等業務上的發展。

中國加入世界貿易組織後將開放電訊市場予外資參與，預期將會契做更多商機。憑著本集團豐富經驗的管理及穩健的財務狀況，在全球緊密聯繫的二十一世紀中，將爭取更多商業上的機會。

董事股份及認購股權之權益

截至一九九九年九月三十日，各董事於本公司及其聯營公司(按證券(公開權益)條例(「公開權益條例」)之定義詮釋)之股份及認購股權中所擁有之權益已根據上市公司董事進行證券交易之標準守則之規定知會本公司及香港聯合交易所有限公司(「聯交所」)，或遵照公開權益條例第二十九條之規定載於登記冊內之權益如下：

(甲) 本公司權益

(i) 股份

	普通股股份數目		
董事	**個人權益**	**公司權益**	**總數**
周亦卿	32,000,000	497,754,666*	529,754,666
馮伯坤	7,600,000	—	7,600,000
郭海生	5,000,000	—	5,000,000
馮和順	300,000	—	300,000
簡嘉翰	100,000	—	100,000

* *周亦卿博士實益擁有其士國際集團有限公司(「其士國際」)股份543,571,227股，佔其士國際已發行股份約百份之四十八點七一。而其士國際則持有本公司股份497,754,666股。根據公開權益條例，周博士被視為擁有該等股份之權益，該等股份已在下段「主要股東」中重述。*

(ii) 認購股權

董事	授出日期	行使認購股權之期限	就認購股權支付之代價	行使認購股權時須支付之每股價格	截至一九九九年九月三十日止六個月內已行使認購股權可認購股份之數目	尚未行使認購股權可認購股份之數目
			港元	*港元*		
周亦卿	4/2/1998	3/9/1998-2/9/2001	1	0.3376	–	14,000,000
馮伯坤	4/2/1998	3/9/1998-2/9/2001	1	0.3376	5,000,000	8,300,000
郭海生	4/2/1998	3/9/1998-2/9/2001	1	0.3376	–	11,300,000
馮和順	4/2/1998	3/9/1998-2/9/2001	1	0.3376	–	2,300,000
簡嘉翰	4/2/1998	4/9/1998-3/9/2001	1	0.3376	–	2,300,000
周莉莉	4/2/1998	4/9/1998-3/9/2001	1	0.3376	–	5,000,000

(乙) 聯營公司權益

(i) 股份

董事	聯營公司	普通股股份數目 個人權益	公司權益	總數
周亦卿	其士國際	543,571,227	—	543,571,227
	其士發展國際有限公司(「其士發展」)	44,583,816	235,229,813*	279,813,629
	其士新加坡控股有限公司(「其士新加坡」)	4,375,000	80,000,000*	84,375,000
	其士建築集團有限公司(「其士建築」)	41,036,489	85,377,444*	126,413,933
馮伯坤	其士國際	433,984	—	433,984
	其士發展	316,000	—	316,000
	其士建築	77,000	—	77,000
郭海生	其士國際	491,083	—	491,083
	其士發展	1,000,950	—	1,000,950
	其士建築	1,326,437	—	1,326,437
馮和順	其士發展	548,000	—	548,000
	其士建築	295,600	—	295,600
簡嘉翰	其士國際	145,200	—	145,200
趙世彭	其士發展	20,000	—	20,000
	其士建築	9,000	—	9,000

* *周亦卿博士實益擁有其士國際股份543,571,227股，佔其士國際已發行股份約百份之四十八點七一，而其士國際則持有其士發展股份235,229,813股、其士新加坡股份80,000,000股及其士建築股份85,377,444股。根據公開權益條例，周博士被視為擁有該等股份之權益，並已知會其士發展、其士新加坡及其士建築。*

(ii) 認購股權

董事	聯營公司	授出日期	行使認購股權之期限	就認購股權支付之代價	行使認購股權時須支付之每股價格	截至一九九九年九月三十日止六個月內已行使認購股權可認購股份之數目	尚未行使認購股權可認購股份之數目
				港元	港元		
周亦卿	其士國際	4/2/1998	3/9/1998-2/9/2001	1	0.5376	—	18,000,000
	其士建築	4/2/1998	3/9/1998-2/9/2001	1	0.3248	—	4,400,000
馮伯坤	其士國際	4/2/1998	3/9/1998-2/9/2001	1	0.5376	—	8,000,000
郭海生	其士國際	4/2/1998	3/9/1998-2/9/2001	1	0.5376	—	10,000,000
	其士建築	4/2/1998	3/9/1998-2/9/2001	1	0.3248	—	4,000,000
馮和順	其士國際	4/2/1998	3/9/1998-2/9/2001	1	0.5376	—	2,200,000
簡嘉翰	其士國際	4/2/1998	4/9/1998-3/9/2001	1	0.5376	—	2,200,000

除上述外，截至一九九九年九月三十日，根據公開權益條例第二十八條或第三十一條或附表第一部份之規定，本公司董事及其配偶或其未滿十八歲之子女在本公司或其任何聯營公司中之證券並無任何權益(按公開權益條例之詮譯)。

主要股東

於一九九九年九月三十日，根據載錄在公開權益條例第十六(一)條規定設置之登記冊內，除本公司董事在上述所披露之權益外，本公司之主要股東如下：

名稱	普通股股份數目
其士國際	497,754,666*
Cokin Limited (“Cokin”)	165,868,000*
中國光大科技有限公司(「光大科技」)	165,868,000*

* *其士國際與光大科技分別持有百份之五十點一和百份之四十九點九權益的Cokin實益持有497,754,666股本公司股份中165,868,000股。Cokin與光大科技所持有的股份均指同一批股份。*

除上述外，就各董事所知，概無任何人士為登記股東或享有任何權益或有權認購超過或相等於本公司已發行股份百份之十或以上。

購買、出售或贖回上市證券

截至一九九九年九月三十日止六個月內，本公司或其任何附屬公司並無購買、出售或贖回本公司之上市證券。

公元二千年問題

繼本集團於一九九九年八月三日年報中公佈之進展，我們欣然公佈本集團於一九九九年九月三十日已符合過渡公元二千年之要求。

最佳應用守則

除非執行董事及獨立非執行董事之委任並無指定任期外，董事會認為本公司已遵守聯交所證券上市規則附錄十四所載之最佳應用守則之指引。然而，按照本公司之公司細則，非執行董事及獨立非執行董事須於每次股東週年大會上輪值告退及膺選連任。

本人謹藉此對各位董事及全體員工在困難時期仍然努力不懈及全力以赴的工作熱忱，深表謝意。儘管經濟環境不明朗，但全體員工的幹勁驅使我們邁步向前。

承董事會命
主席
周亦卿

香港，一九九九年十二月十七日



CHEVALIER iTECH HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

INTERIM REPORT **2000-2001**

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30th September, 2000

	Note	Unaudited Six months ended 30th September, 2000 HK$'000	1999 HK$'000
Turnover	2	**577,776**	551,093
Cost of sales		**(495,045)**	(452,068)
Gross profit		**82,731**	99,025
Other revenue		**9,499**	9,170
Distribution costs		**(72,726)**	(75,538)
Administrative expenses		**(5,573)**	(5,196)
Other operating expenses		**(4,165)**	(5,630)
Profit from operations	3	**9,766**	21,831
Finance costs		**(792)**	(100)
Share of results of associates		**3,008**	1,333
Profit before taxation		**11,982**	23,064
Taxation	4	**(4,618)**	(4,348)
Net profit for the period		**7,364**	18,716
Interim dividend	5	**8,545**	8,358
Earnings per share	6		
Basic		**0.86 cent**	2.3 cents
Diluted		**0.85 cent**	2.2 cents
Interim dividend per share		**1 cent**	1 cent

CONDENSED CONSOLIDATED BALANCE SHEET

As at 30th September, 2000

	Note	**Unaudited 30th September, 2000 *HK$'000***	Audited 31st March, 2000 *HK$'000*
Non-current assets			
Investment properties		**6,320**	6,320
Property, plant and equipment	7	**45,784**	45,079
Interest in associates		**12,898**	10,265
		65,002	61,664
Current assets			
Inventories		**116,950**	112,636
Properties for sale		**1,135**	1,135
Debtors, deposits and prepayments	8	**156,329**	147,310
Amount due from customers for contract work		**–**	688
Tax prepaid		**785**	2,923
Other short-term unlisted investments		**24,788**	38,364
Investments in securities		**13,617**	14,982
Cash and bank balances		**249,160**	255,695
		562,764	573,733
Current liabilities			
Creditors, deposits and accruals	9	**143,939**	152,113
Amount due to ultimate holding company		**5,133**	4,765
Amounts due to customers for contract work		**29**	79
Bills payable		**3,248**	7,546
Deferred income		**24,083**	31,685
Provision for taxation		**5,377**	2,958
Dividend payable		**25,683**	25,633
Proposed dividend		**8,545**	–
Unsecured bank overdrafts		**2,786**	145
		218,823	224,924
Net current assets		**343,941**	348,809
Non-current liabilities			
Deferred taxation		**180**	180
Minority interests		**205**	227
		408,558	410,066
Capital and reserves			
Share capital	10	**85,447**	85,445
Reserves	11	**323,111**	324,621
		408,558	410,066

CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND LOSSES

For the six months ended 30th September, 2000

	Note	**Unaudited Six months ended 30th September, 2000** *HK$'000*	Audited Year ended 31st March, 2000 *HK$'000*
Revaluation decrease on other properties		–	(400)
Exchange losses on translation of financial statements of subsidiaries	11	**(335)**	(120)
Net losses not recognised in the consolidated income statement		**(335)**	(520)
Net profit for the period/year		**7,364**	25,610
Total recognised gains and losses		**7,029**	25,090

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30th September, 2000

	Unaudited Six months ended 30th September, 2000 *HK$'000*	Audited Year ended 31st March, 2000 *HK$'000*
Net cash outflow from operating activities	**(7,650)**	(3,264)
Return on investments and servicing of finance		
Interest received	**7,823**	15,266
Interest paid	**(626)**	(372)
Dividend received from an associate	**–**	1,671
Dividends received from investments in securities	**37**	322
Dividends paid	**–**	(33,561)
Net cash inflow (outflow) from returns on investments and servicing of finance	**7,234**	(16,674)
Taxation		
Profits tax paid	**(1,597)**	(7,255)
Profits tax refunded	**2,017**	946
Net tax refund (paid)	**420**	(6,309)
Investing activities		
Rental income from properties	**250**	600
Purchase of interest in an associate	**(106)**	–
Purchase of property, plant and equipment	**(8,583)**	(8,830)
Disposal of property, plant and equipment	**92**	319
Net cash outflow from investing activities	**(8,347)**	(7,911)
Net cash outflow before financing	**(8,343)**	(34,158)
Financing		
Issue of shares	**8**	9,271
Share issue expenses	**–**	(2)
Advance from ultimate holding company	**369**	1,566
Net cash inflow from financing	**377**	10,835
Net decrease in cash and cash equivalents	**(7,966)**	(23,323)
Cash and cash equivalents at beginning of the period/year	**255,550**	278,862
Effect of changes in foreign exchange rates	**(1,210)**	11
Cash and cash equivalents at the end of the period/year	**246,374**	255,550
Analysis of the balances of cash and cash equivalents		
Cash and bank balances	**249,160**	255,695
Unsecured bank overdrafts	**(2,786)**	(145)
	246,374	255,550

NOTES TO CONDENSED FINANCIAL STATEMENTS

For the six months ended 30th September, 2000

1. Significant accounting policies

The condensed financial statements has been prepared on a basis consistent with the principal accounting policies as stated in the financial statements for the year ended 31st March, 2000 included in the annual report of the Company for the year 2000 and in accordance with Statement of Standard Accounting Practice No. 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants ("SSAP 25"), except that comparative figures are not presented for the cash flow statement and the statement of recognised gains and losses, being the first cash flow statement and the first statement of recognised gains and losses to be included in the interim financial report relating to accounting period ended on or after 1st July, 2000. Such departures from SSAP 25 are permitted under the Rules Governing the Listing of Securities ("the Listing Rules") on The Stock Exchange of Hong Kong Limited ("the Stock Exchange").

2. Segment information

An analysis of the Group's turnover and contribution to operating profit by business segments and geographical segments are as follows:

(a) By business segments

	Six months ended 30th September,			
	Turnover		**Contribution to operating profit after finance costs**	
	2000	1999	**2000**	1999
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Computer equipment	**219,904**	169,648	**6,126**	5,811
Telecommunication systems and services	**161,714**	201,876	**9,261**	(532)
Office equipment	**64,317**	67,185	**(2,962)**	1,448
IT and network solution	**40,204**	40,160	**(1,999)**	1,066
Technical and maintenance services	**48,276**	55,807	**8,638**	9,472
Trading of household products	**10,786**	1,303	**(4,127)**	(999)
Others	**32,575**	15,114	**(5,963)**	5,465
	577,776	551,093	**8,974**	21,731

2. Segment information *(Continued)*

(b) By geographical segments

	Six months ended 30th September,			
	Turnover		Contribution to operating profit after finance costs	
	2000	1999	**2000**	1999
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Hong Kong	**401,216**	422,555	**9,341**	28,166
The People's Republic of China	**83,475**	50,565	**(4,023)**	(7,924)
Thailand	**86,486**	62,984	**4,602**	1,397
Others	**6,599**	14,989	**(946)**	92
	577,776	551,093	**8,974**	21,731

3. Profit from operations

	Six months ended 30th September,	
	2000	1999
	HK$'000	*HK$'000*
Profit from operation is arrived at after charging/(crediting)		
Cost of stock sold	**401,314**	371,746
Depreciation on property, plant and equipment	**6,237**	4,981
Net realised loss (gain) and unrealised holding loss (gain) on trading securities	**3,192**	(968)

4. Taxation

	Six months ended 30th September, 2000 HK$'000	1999 HK$'000
Current taxation		
Company and subsidiaries		
Hong Kong	**3,296**	4,122
Overseas	**841**	13
	4,137	4,135
Current taxation		
Associate		
Hong Kong	**481**	213
	4,618	4,348

Provision for Hong Kong profits tax is calculated at the rate of 16% (1999: 16%) on the estimated assessable profits less available tax relief for losses brought forward of each individual company.

Provision for overseas taxation is calculated based on the applicable local legislation on the estimated assessable profits.

5. Interim dividend

	Six months ended 30th September, 2000 HK$'000	1999 HK$'000
Interim dividend		
HK$0.01 per share on 854,469,558 shares (1999: HK$0.01 per share on 835,753,558 shares)	**8,545**	8,358

6. Earnings per share

Basic earnings per share is calculated based on the earnings for the period of HK$7,364,000 (1999: HK$18,716,000) and on the weighted average number of ordinary shares issued of 854,468,465 (1999: 829,440,662).

The diluted earnings per share for the period was computed as follows:

	HK$'000
Earnings for the purposes of calculating diluted earnings per share	7,364
Weighted average number of ordinary shares for the purpose of basic earnings per share	854,468,465
Effect of dilutive potential ordinary shares:	
Share options	11,925,604
Weighted average number of ordinary shares for the purpose of diluted earnings per share	866,394,069

7. Property, plant and equipment

For the six months ended 30th September, 2000, the Group acquired property, plant and equipment of HK$8.58 million and disposed fixed assets of HK$2.8 million.

8. Debtors, deposits and prepayments

The Group normally allows an average credit period of 60 days to its trade customers.

The ageing analysis of trade debtors is as follows:

	As at 30th September, 2000 *HK$'000*	As at 31st March, 2000 *HK$'000*
0 – 60 days	**107,469**	87,251
61 – 90 days	**5,192**	3,201
> 90 days	**9,428**	10,850
Total	**122,089**	101,302

9. Creditors, deposits and accruals

The ageing analysis of trade creditors is as follows:

	As at 30th September, 2000 *HK$'000*	As at 31st March, 2000 *HK$'000*
0 – 60 days	**108,130**	115,623
61– 90 days	**1,734**	2,462
> 90 days	**2,417**	1,437
Total	**112,281**	119,522

10. Share capital

	Ordinary shares of HK$0.1 each	
	Number of shares *'000*	**Nominal value** *HK$'000*
Issued and fully paid:		
Balance at 31st March, 2000	854,450	85,445
Issue of shares	20	2
Balance at 30th September, 2000	854,470	85,447

11. Reserves

	Share premium HK$'000	Capital reserve HK$'000	Capital redemption reserve HK$'000	Other property revaluation reserve HK$'000	Exchange fluctuation reserves HK$'000	Retained profits HK$'000	Total HK$'000
Balance at 1st April, 2000	222,599	18,231	14	25	589	83,163	324,621
Issue of new shares	6	–	–	–	–	–	6
Exchange difference on translation of financial statement of foreign subsidiaries	–	–	–	–	(335)	–	(335)
Net profit for the period	–	–	–	–	–	7,364	7,364
Dividends	–	–	–	–	–	(8,545)	(8,545)
Balance at 30th September, 2000	222,605	18,231	14	25	254	81,982	323,111

12. Commitments and contingent liabilities

At the balance sheet date:

(a) the Company has contingent liabilities in respect of:

(i) guarantees issued for banking facilities extended to its subsidiaries amounting to HK$50,066,000 (31st March, 2000: HK$64,675,000).

(ii) other guarantees issued for performance under contracts and rendering of services of certain subsidiaries amounting to HK$46,300,000 (31st March, 2000: HK$40,500,000).

12. Commitments and contingent liabilities *(Continued)*

(b) the Group has annual commitments under non-cancellable operating leases payable within the next year in respect of renting of premises which expire:

	30th September, 2000 *HK$'000*	31st March, 2000 *HK$'000*
Within one year	**11,737**	14,979
In the second to fifth years inclusive	**11,712**	13,579
	23,449	28,558

INTERIM DIVIDEND

The Board of Directors has resolved to declare an interim dividend of HK1 cent (1999: HK1 cent) per share for the six months ended 30th September, 2000, payable on Thursday, 1st February, 2001 to shareholders whose names appear on the Register of Members of the Company on Friday, 19th January, 2001.

CLOSURE OF THE REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Monday, 15th January, 2001 to Friday, 19th January, 2001, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the above interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited of 5/F, Wing On Centre, 111 Connaught Road Central, Hong Kong for registration not later than 4:00 p.m. on Friday, 12th January, 2001.

BUSINESS REVIEW

During the six months ended 30th September, 2000, the Group recorded an unaudited consolidated turnover of HK$578 million, representing an increase of 5% over the corresponding period last year. However, the performance of the Group was adversely affected by the difficult situation faced by the small and medium-sized enterprises, keen competition in equipment sales and service, and increase in investment in retail business and network solution sector. Profit attributable to shareholders decreased to HK$7.4 million. Diluted earnings per share was HK0.85 cent.

During the period under review, sale of computer equipment increased substantially as a result of successful marketing strategies and the widespread use of information technology in Hong Kong. The profit margin, nevertheless, was influenced by severe competition and short product life cycle. Although the market conditions have become extremely difficult, the Group will continue its strategy of promoting new products at attractive prices and assisting customers to keep pace with the new technology by providing them with value-added services such as consultation and provision of comprehensive maintenance.

The performance of telecommunication systems and services division has improved despite the difficult market condition. The mobile phone retail chain recorded improved results as the income on the sale of mobile phones and related services increased.

The sale of office equipment was greatly affected by keen competition and cautious spending by customers especially those small and medium-sized enterprises. Although the situation is hard, the Group will continue to look for new products and provide high quality after-sales services in satisfying needs of customers.

Severe competition and set-up costs have affected the operating results of our information technology and network solution division. Although they have impact on our short-term bottom line, the Group is committed to develop in this fast-growing area. The market conditions will be assessed from time to time and additional resources will be allocated in order to cope with the environment.

The performance of the after-sales services continues to be affected by the slowdown of business of, in particular, small and medium-sized enterprises. In order to broaden our customer base, the Group will continue to strengthen our technical and maintenance teams so as to provide one-stop quality service to customers.

During the period, the Group continues its investment plan in the Q-Mart retail chain, even though the amortization of investment has greatly affected its operating results. Management believes that the Group will benefit from such business as household products market can survive during the slow period and will prosper when solid recovery comes and drives consumer spending further. In the meantime, the Group has cautiously relocated certain Q-Mart shops at the strategic locations and expands the chain gradually.

Both turnover and operating profit in Thailand improve substantially during the period under review. Similar to the situation in Hong Kong, the performance of office equipment division in Thailand was unsatisfactory due to intense competition. However, computer and telecommunication systems and services business continued to achieve a significant growth.

FINANCIAL REVIEW

As at 30th September, 2000, the total credit facilities available to the Group amounted to HK$187 million, and the undrawn balance stood at HK$137 million. Cash available to the Group at 30th September, 2000 amounted to HK$249 million.

PROSPECTS

In the near future, the performance of our core businesses will, to a great extent, be affected by difficult situation faced by the small and medium-sized enterprises and keen competition especially in the technology sector. However, the enormous improvement in domestic GDP growth and the Mainland's imminent entry into the World Trade Organization will definitely be beneficial to the long-term prospects of the domestic market. The Group will continue to concentrate in its core business on one hand and explore investment opportunities especially in IT business and services on the other.

The HKSAR Government has committed to developing Hong Kong into a pre-eminent e-commence hub in the Asia Pacific region. The Group believes that e-commerce and related business will be the major area to develop and, therefore, will focus on e-security and network solutions arising from the mobile e-commerce and internet.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal controls and financial reporting matters including a review of the Interim Accounts.

DIRECTORS' INTERESTS IN SHARES AND OPTIONS

As at 30th September, 2000, the interests of the Directors in the share capital and options of the Company and its associated corporations within the meaning of the Securities (Disclosure of Interests) Ordinance ("the SDI Ordinance") which have been notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies or which are required pursuant to Section 29 of the SDI Ordinance to be entered in the register referred to therein are as follows:

(a) Interests in the Company

(i) Shares

	Number of ordinary shares		
Directors	**Personal interest**	**Corporate interest**	**Total**
CHOW Yei Ching	32,000,000	514,398,666*	546,398,666
FUNG Pak Kwan	12,900,000	–	12,900,000
KUOK Hoi Sang	12,000,000	–	12,000,000
FUNG Wo Shun	300,000	–	300,000
KAN Ka Hon	2,256,000	–	2,256,000

* *Dr. CHOW Yei Ching beneficially owned 579,711,235 shares in Chevalier International Holdings Limited ("CIHL"), representing in aggregate approximately 49.68% of the issued share capital of CIHL, which in turn, was interested in 514,398,666 shares of the Company. Dr. Chow was deemed to be interested in these shares under the SDI Ordinance and these shares were duplicated with the interests of CIHL as stated in the paragraph "Substantial Shareholders" below.*

(ii) Share options

Directors	Date granted	Period during which options are exercisable	Consideration paid for options granted	Price per share to be paid upon exercise of options	Number of shares issued upon exercise of options during the six months ended 30th September, 2000	Number of shares to be issued upon exercise of the remaining options
			HK$	*HK$*		
CHOW Yei Ching	04/02/1998	03/09/1998 – 02/09/2001	1	0.3376	–	14,000,000
	17/12/1999	30/06/2000 – 29/06/2003	1	0.4640	–	7,000,000
FUNG Pak Kwan	04/02/1998	03/09/1998 – 02/09/2001	1	0.3376	–	3,000,000
	17/12/1999	30/06/2000 – 29/06/2003	1	0.4640	–	6,550,000
KUOK Hoi Sang	04/02/1998	03/09/1998 – 02/09/2001	1	0.3376	–	4,300,000
	17/12/1999	30/06/2000 – 29/06/2003	1	0.4640	–	5,000,000
FUNG Wo Shun	04/02/1998	03/09/1998 – 02/09/2001	1	0.3376	–	2,300,000
KAN Ka Hon	17/12/1999	30/06/2000 – 29/06/2003	1	0.4640	–	5,000,000
Lily CHOW	04/02/1998	04/09/1998 – 03/09/2001	1	0.3376	–	5,000,000
	17/12/1999	30/06/2000 – 29/06/2003	1	0.4640	–	5,000,000

(b) Interests in Associated Corporations

(i) *Shares*

Directors	Associated corporations	Number of ordinary shares: Personal interest	Corporate interest	Total
CHOW Yei Ching	CIHL	579,711,235	–	579,711,235
	Chevalier Singapore Holdings Limited ("CSHL")	4,375,000	80,000,000*	84,375,000
	Chevalier Construction Holdings Limited ("CCHL")	41,036,489	87,165,444*	128,201,933
FUNG Pak Kwan	CIHL	456,450	–	456,450
KUOK Hoi Sang	CIHL	491,083	–	491,083
	CCHL	1,326,437	–	1,326,437
FUNG Wo Shun	CCHL	295,600	–	295,600
KAN Ka Hon	CIHL	145,200	–	145,200
CHAO Sze Bang, Frank	CCHL	9,000	–	9,000

* *Dr. CHOW Yei Ching had notified CSHL and CCHL that he was deemed to be interested in 80,000,000 shares in CSHL and 87,165,444 shares in CCHL under the SDI Ordinance as the said shares were held by CIHL in which Dr. Chow beneficially owned 579,711,235 shares in CIHL, representing in aggregate approximately 49.68% of the issued share capital of CIHL.*

(ii) *Share options*

Directors	Associated corporations	Date granted	Period during which options are exercisable	Consideration paid for options granted	Price per share to be paid upon exercise of options	Number of shares issued upon exercise of options during the six months ended 30th September, 2000	Number of shares to be issued upon exercise of the remaining options
				HK$	*HK$*		
CHOW Yei Ching	CIHL	04/02/1998	03/09/1998 – 02/09/2001	1	0.5376	–	18,000,000
		17/12/1999	30/06/2000 – 29/06/2003	1	0.4880	–	8,450,000
	CCHL	04/02/1998	03/09/1998 – 02/09/2001	1	0.3248	–	4,400,000
FUNG Pak Kwan	CIHL	04/02/1998	03/09/1998 – 02/09/2001	1	0.5376	–	8,000,000
		17/12/1999	30/06/2000 – 29/06/2003	1	0.4880	–	5,350,000
KUOK Hoi Sang	CIHL	04/02/1998	03/09/1998 – 02/09/2001	1	0.5376	–	10,000,000
		17/12/1999	30/06/2000 – 29/06/2003	1	0.4880	–	5,350,000
	CCHL	04/02/1998	03/09/1998 – 02/09/2001	1	0.3248	–	4,000,000
FUNG Wo Shun	CIHL	04/02/1998	03/09/1998 – 02/09/2001	1	0.5376	–	2,200,000
KAN Ka Hon	CIHL	04/02/1998	04/09/1998 – 03/09/2001	1	0.5376	–	2,200,000
		17/12/1999	30/06/2000 – 29/06/2003	1	0.4880	–	5,000,000

Save as disclosed above, as at 30th September, 2000, none of the Directors of the Company nor their spouses or children or step children under the age of 18 years had or were deemed pursuant to Section 28 of the SDI Ordinance or under Section 31 or Part I of the Schedule to the SDI Ordinance to have any interest in the securities of the Company or any of its associated corporations (within the meaning of the SDI Ordinance).

SUBSTANTIAL SHAREHOLDERS

As at 30th September, 2000, the substantial shareholders of the Company, other than the Directors of the Company whose interests are disclosed above, as recorded in the registers required to be kept under Section 16(1) of the SDI Ordinance, were as follows:

Name	Number of ordinary shares
CIHL	514,398,666*
Cokin Limited ("Cokin")	167,564,000*
China Everbright Technology Limited ("CET")	167,564,000*

* *167,564,000 shares out of 514,398,666 shares of the Company which were deemed to be held by CIHL were beneficially owned by Cokin, a company owned as to 50.6% and 49.4% by CIHL and CET respectively. The interests held by Cokin and CET were referred to the same lot of shares.*

Save as disclosed above, there were no parties whom were known to the Directors to be the registered holders or have any interest or right to subscribe for 10% or more of the issued share capital of the Company.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the six months ended 30th September, 2000.

CODE OF BEST PRACTICE

None of the directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the six months ended 30th September, 2000, in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

I would like to take this opportunity to express my gratitude, at the difficult time, to my fellow Directors and all the Group's staff for their loyalty, dedication and hard work over the past period.

By order of the Board
CHOW Yei Ching
Chairman

Hong Kong, 18th December, 2000



其士科技控股有限公司

（於百慕達註冊成立之有限公司）

二零零零至二零零一年度中期業績報告

簡明綜合收益表

截至二零零零年九月三十日止六個月

	附註	未經審核 截至九月三十日止六個月 二零零零年 *港幣千元*	 一九九九年 *港幣千元*
營業額	2	**577,776**	551,093
銷售成本		**(495,045)**	(452,068)
毛利		**82,731**	99,025
其他收益		**9,499**	9,170
經銷成本		**(72,726)**	(75,538)
行政支出		**(5,573)**	(5,196)
其他經營支出		**(4,165)**	(5,630)
經營溢利	3	**9,766**	21,831
財務費用		**(792)**	(100)
所佔聯營公司業績		**3,008**	1,333
除稅前溢利		**11,982**	23,064
稅項	4	**(4,618)**	(4,348)
期內溢利		**7,364**	18,716
中期股息	5	**8,545**	8,358
每股盈利	6		
基本		**0.86仙**	2.3仙
攤薄		**0.85仙**	2.2仙
每股中期股息		**1仙**	1仙

簡明綜合資產負債表

二零零零年九月三十日結算

	附註	未經審核 二零零零年 九月三十日 港幣千元	經審核 二零零零年 三月三十一日 港幣千元
非流動資產			
投資物業		**6,320**	6,320
物業、廠房及設備	7	**45,784**	45,079
聯營公司權益		**12,898**	10,265
		65,002	61,664
流動資產			
存貨		**116,950**	112,636
待售物業		**1,135**	1,135
應收帳款、存出按金及預付款項	8	**156,329**	147,310
就合約工程應向客戶收取的款項		**—**	688
預繳税項		**785**	2,923
其他短期投資		**24,788**	38,364
證券投資		**13,617**	14,982
現金及銀行存款		**249,160**	255,695
		562,764	573,733
流動負債			
應付款項，存入按金及應付費用	9	**143,939**	152,113
應付最終控股公司款項		**5,133**	4,765
就合約工程應向客戶支付的款項		**29**	79
應付票據		**3,248**	7,546
遞延收入		**24,083**	31,685
課税準備		**5,377**	2,958
應付股息		**25,683**	25,633
擬派股息		**8,545**	—
無抵押銀行透支		**2,786**	145
		218,823	224,924
流動資產淨值		**343,941**	348,809
非流動負債			
遞延税項		**180**	180
少數股東權益		**205**	227
		408,558	410,066
股本及儲備			
股本	10	**85,447**	85,445
儲備	11	**323,111**	324,621
		408,558	410,066

簡明綜合確認損益表
截至二零零零年九月三十日止六個月

	附註	**未經審核 截至二零零零年 九月三十日 止六個月 港幣千元**	經審核 截至二零零零年 三月三十一日 止年度 港幣千元
重估其他物業之減值		**—**	(400)
申算海外附屬公司財務報告所產生之兌換虧損	11	**(335)**	(120)
未於綜合收益表上確認之淨虧損		**(335)**	(520)
期內／年度溢利		**7,364**	25,610
確認收益及虧損總額		**7,029**	25,090

簡明綜合現金流動表
截至二零零零年九月三十日止六個月

	未經審核 截至二零零零年 九月三十日 止六個月 *港幣千元*	經審核 截至二零零零年 三月三十一日 止年度 *港幣千元*
經營業務之現金支出淨額	**(7,650)**	(3,264)
投資回報及融資費用		
已收利息	**7,823**	15,266
已付利息	**(626)**	(372)
收取聯營公司之股息	**—**	1,671
證券投資股息收入	**37**	322
已付股息	**—**	(33,561)
投資回報及融資費用之現金注入(支出)淨值	**7,234**	(16,674)
稅項		
已繳付利得稅	**(1,597)**	(7,255)
利得稅退款	**2,017**	946
淨退還(付)利得稅	**420**	(6,309)
投資業務		
物業租金收入	**250**	600
購入聯營公司權益	**(106)**	—
購入物業、廠房及設備	**(8,583)**	(8,830)
出售物業、廠房及設備	**92**	319
投資業務之現金支出淨額	**(8,347)**	(7,911)
融資前之現金支出淨額	**(8,343)**	(34,158)
融資		
發行新股	**8**	9,271
發行新股費用	**—**	(2)
增加應付最終控股公司款項	**369**	1,566
融資注入之現金淨額	**377**	10,835
現金及等同現金項目減少	**(7,966)**	(23,323)
期初/年初之現金及等同現金項目	**255,550**	278,862
滙兌調整	**(1,210)**	11
期末/年終之現金及等同現金項目	**246,374**	255,550
現金及等同現金項目結存之分析		
現金及銀行存款	**249,160**	255,695
無抵押銀行透支	**(2,786)**	(145)
	246,374	255,550

簡明財務報告附註

截至二零零零年九月三十日止六個月

1. 主要會計政策

此簡明財務報表乃根據本公司二零零零年年報中有關截至二零零零年三月三十一日止年度之財務報表中所載之主要會計政策相符之基準編製，包括符合香港會計師公會頒佈之會計實務準則第25號「中期財務報告」(會計實務準則第25號) 之規定。除就截至二零零零年七月一日止或其後之會計期間之中期財務報告表內列入第一次現金流量表及第一次確認損益表之比較數字並沒有呈列外，此與會計實務準則第25號之偏離乃得到香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)所允許的。

2. 分類資料

以下為本集團按業務及地區劃分之營業額及其對本集團經營溢利之貢獻分析：

(甲) 以業務區劃

	截至九月三十日止六個月			
	營業額		對扣除財務費用後經營溢利之貢獻	
	二零零零年	一九九九年	**二零零零年**	一九九九年
	港幣千元	*港幣千元*	***港幣千元***	*港幣千元*
電腦設備	**219,904**	169,648	**6,126**	5,811
電訊系統及服務	**161,714**	201,876	**9,261**	(532)
辦公室設備	**64,317**	67,185	**(2,962)**	1,448
科技及網絡技術	**40,204**	40,160	**(1,999)**	1,066
技術及保養服務	**48,276**	55,807	**8,638**	9,472
家庭用品貿易	**10,786**	1,303	**(4,127)**	(999)
其他	**32,575**	15,114	**(5,963)**	5,465
	577,776	551,093	**8,974**	21,731

2. 分類資料 *(續)*

(乙) 以地區區劃

	截至九月三十日止六個月			
	營業額		對扣除財務費用後經營溢利之貢獻	
	二零零零年	一九九九年	**二零零零年**	一九九九年
	港幣千元	*港幣千元*	***港幣千元***	*港幣千元*
香港	**401,216**	422,555	**9,341**	28,166
中華人民共和國	**83,475**	50,565	**(4,023)**	(7,924)
泰國	**86,486**	62,984	**4,602**	1,397
其他	**6,599**	14,989	**(946)**	92
	577,776	551,093	**8,974**	21,731

3. 經營溢利

	截至九月三十日止六個月	
	二零零零年	一九九九年
	港幣千元	*港幣千元*
經營溢利已扣除／(包括)下列各項目		
售出存貨之成本	**401,314**	371,746
物業、廠房及設備折舊	**6,237**	4,981
已實現及未實現之貿易證券淨虧損(收益)	**3,192**	(968)

4. 稅項

	截至九月三十日止六個月	
	二零零零年	一九九九年
	港幣千元	*港幣千元*
現時稅項		
本公司及其附屬公司		
香港	**3,296**	4,122
海外	**841**	13
	4,137	4,135
現時稅項		
聯營公司		
香港	**481**	213
	4,618	4,348

香港利得稅準備乃根據本集團各公司之估計應課稅溢利減可運用之前期虧損稅務寬減及按稅率16%(一九九九年：16%)計算。

海外之課稅準備乃按照各公司當地之法例及估計應課稅溢利計算。

5. 中期股息

	截至九月三十日止六個月	
	二零零零年	一九九九年
	港幣千元	*港幣千元*
中期股息 每股港幣1仙予854,469,558股 (一九九九年：每股港幣1仙 予835,753,558股)	**8,545**	8,358

6. 每股盈利

每股盈利之計算乃根據期內溢利港幣7,364,000元(一九九九年:港幣18,716,000元)及普通股加權平均股數854,468,465(一九九九年:829,440,662)股計算。

期內之攤薄每股盈利計算如下:

	港幣千元
就計算攤薄每股盈利之溢利	7,364
就計算基本每股盈利之普通股股份加權平均數目	854,468,465
潛在可攤薄普通股股份之影響:	
認購股權	11,925,604
就計算攤薄每股盈利之普通股股份加權平均數目	866,394,069

7. 物業、廠房及設備

截至二零零零年九月三十日止六個月,本集團購買及出售物業、廠房及設備分別為港幣8,580,000元及港幣2,800,000元。

8. 應收帳款,存出按金及預付款項

本集團在正常情況下給予其貿易客戶平均60天信貸期。

以下為應收貨款之帳齡分析:

	於二零零零年九月三十日 港幣千元	於二零零零年三月三十一日 港幣千元
0－60天	**107,469**	87,251
61－90天	**5,192**	3,201
逾90天	**9,428**	10,850
總計	**122,089**	101,302

9. 應付款項、存入按金及應付費用

以下為應付貨款之帳齡分析：

	於二零零零年九月三十日 *港幣千元*	於二零零零年三月三十一日 *港幣千元*
0－60天	**108,130**	115,623
61－90天	**1,734**	2,462
逾90天	**2,417**	1,437
總計	**112,281**	119,522

10. 股本

	每股面值港幣0.1元之普通股	
	股份數目 *千股*	**票面值** *港幣千元*
已發行及繳足股本：		
二零零零年三月三十一日結存	854,450	85,445
發行股份	20	2
二零零零年九月三十日結存	854,470	85,447

11. 儲備

	股本溢價 港幣千元	資本儲備 港幣千元	資本贖回儲備 港幣千元	其他物業重估儲備 港幣千元	外滙兑換浮動儲備 港幣千元	保留溢利 港幣千元	合計 港幣千元
二零零零年四月一日結存	222,599	18,231	14	25	589	83,163	324,621
發行新股	6	–	–	–	–	–	6
申算海外附屬公司財務報告所產生之兑換差	–	–	–	–	(335)	–	(335)
期內溢利	–	–	–	–	–	7,364	7,364
股息	–	–	–	–	–	(8,545)	(8,545)
二零零零年九月三十日結餘	222,605	18,231	14	25	254	81,982	323,111

12. 資本承擔及或然負債

在結算日時：

(a) 本公司有以下或然負債：

(i) 為附屬公司借取銀行信貸而作出之擔保，共港幣50,066,000元（二零零零年三月三十一日：港幣64,675,000元）。

(ii) 為附屬公司履約作出擔保共港幣46,300,000元（二零零零年三月三十一日：港幣40,500,000元）。

12. 資本承擔及或然負債（續）

(b) 本集團一年內需付之有關土地及樓房不可註銷營業性租約之承擔，其約滿期應於：

	二零零零年九月三十日 港幣千元	二零零零年三月三十一日 港幣千元
一年內	**11,737**	14,979
二至五年內	**11,712**	13,579
	23,449	28,558

中期股息

董事會議決宣佈派發截至二零零零年九月三十日止六個月之中期股息每股港幣1仙（一九九九年：港幣1仙），並將於二零零一年二月一日星期四派發予在二零零一年一月十九日星期五名列於股東名冊內之股東。

股東名冊截止過戶日期

本公司將於二零零一年一月十五日星期一至二零零一年一月十九日星期五（首尾兩天包括在內）暫停辦理股份過戶登記手續。為確保獲得派發上述之中期股息，請於二零零一年一月十二日星期五下午四時前，將股份過戶文件連同有關股票，送達本公司之香港股份過戶登記分處標準證券登記有限公司，地址為香港中環干諾道中一一一號永安中心五樓，以便辦理過戶登記手續。

業務回顧

截至二零零零年九月三十日止六個月內，本集團錄得未經審核綜合營業額為港幣五億七千八百萬元，相對去年同期上升百份之五。然而，由於中小型企業經營困難、銷售設備及服務之熾熱競爭，同時零售業務及網絡技術投資的增加因素下，本集團業務表現受到重大影響。股東應佔溢利下降至港幣七百四十萬元。攤薄每股盈利為港幣零點八五仙。

回顧期內，成功的市場策略及於香港的資訊科技受到廣泛應用，令銷售電腦設備大幅上升。儘管如此，激烈競爭及短產品週期對其邊際利潤構成影響。縱然市場境況仍然非常艱難，本集團將繼續採用其原有策略，以優惠價格推廣新產品，並提供增值服務，如顧問服務及全面性維修服務，以協助顧客配合新科技的發展。

雖然市場環境艱難，電訊系統及服務部門之業務表現仍有改善。由於流動電話銷售及其有關服務收益增加，流動電話零售網絡之業績已逐步改善。

激烈競爭及顧客的謹慎消費嚴重影響辦公室文儀器材銷售業務，尤以中小企業為甚。縱然市場仍然艱難，本集團將繼續開拓新產品，並提供高質素售後服務，以滿足顧客需求。

本集團資訊科技及網絡技術部門受到熾熱競爭及投資成本因素影響。縱使短期業績受該等因素影響，本集團仍致力發展這高增長的業務，並就市場情況隨時作出評估及調配額外資源以配合環境。

隨着中小型企業業務發展放緩，售後服務表現持續受到影響。為了擴闊其客戶基礎，本集團將繼續加強其技術及維修隊伍，以提供一站式優質服務予顧客。

期內，縱然投資攤銷對Q-Mart之業績構成重大影響，本集團仍繼續其Q-Mart零售網絡投資計劃。管理層相信本集團受惠於該業務在經濟放緩期間以家庭用品市場繼續經營，而隨着經濟復甦將進一步帶動顧客消費增加而得益。與此同時，本集團已將若干Q-Mart店遷往合適地區，並會逐步擴展其網絡。

回顧期內，泰國業務之營業額及經營溢利有重大改善。與香港情況相若，由於競爭激烈，泰國辦公室文儀器材部門業務表現令人失望。然而，電腦及電訊系統及服務業持續取得顯著增長。

財務評述

截至二零零零年九月三十日，本集團總信貸額為港幣一億八千七百萬元，而未提取餘額為港幣一億三千七百萬元，本集團手頭現金為港幣二億四千九百萬元。

展望

中小型企業面對困境及科技業務熾熱競爭，短期內將對本集團核心業務的表現構成影響。然而，隨着本地生產總值大幅改善、內地即將加入世界貿易組織，本地市場長遠發展將得以受惠。本集團一方面將繼續集中其核心業務發展，另一方面亦會尋求投資機會，尤以資訊科技業務及有關服務。

香港特別行政區政府正致力使香港於亞太地區發展成為一個著名電子商貿中心。本集團相信電子商貿及其有關服務將成為主要發展方向。因此，本集團將因應流動電子商貿及互聯網發展而專注於電子保安及網絡技術業務。

審核委員會

審核委員會已與管理層審閱本集團所採納之會計原則及實務，並已討論審核、內部監控及財務申報事宜，當中包括中期帳目之審閱。

董事股份及認購股權之權益

截至二零零零年九月三十日，各董事於本公司及其相聯公司(按證券(公開權益)條例(「公開權益條例」)之定義詮譯)之股本及認購股權中所擁有之權益已根據上市公司董事進行證券交易之標準守則之規定知會本公司及聯交所，或遵照公開權益條例第二十九條之規定載於登記冊內之權益如下：

(甲) 本公司權益

(i) 股份

董事	普通股股份數目 個人權益	公司權益	總數
周亦卿	32,000,000	514,398,666*	546,398,666
馮伯坤	12,900,000	—	12,900,000
郭海生	12,000,000	—	12,000,000
馮和順	300,000	—	300,000
簡嘉翰	2,256,000	—	2,256,000

* *周亦卿博士實益擁有其士國際集團有限公司(「其士國際」)股份579,711,235股，佔其士國際已發行股份約百份之四十九點六八，而其士國際則持有本公司股份514,398,666股。根據公開權益條例，周博士被視為擁有該等股份之實益權益，而該等股份乃重複於其士國際之權益內，請參閱下段「主要股東」。*

(ii) 認購股權

董事	授出日期	行使認購股權之期限	就認購股權支付之代價	行使認購股權時須支付之每股價格	截至二零零零年九月三十日止六個月內已行使認購股權認購股份之數目	尚未行使認購股權可認購股份之數目
			港元	港元		
周亦卿	04/02/1998	03/09/1998 – 02/09/2001	1	0.3376	–	14,000,000
	17/12/1999	30/06/2000 – 29/06/2003	1	0.4640	–	7,000,000
馮伯坤	04/02/1998	03/09/1998 – 02/09/2001	1	0.3376	–	3,000,000
	17/12/1999	30/06/2000 – 29/06/2003	1	0.4640	–	6,550,000
郭海生	04/02/1998	03/09/1998 – 02/09/2001	1	0.3376	–	4,300,000
	17/12/1999	30/06/2000 – 29/06/2003	1	0.4640	–	5,000,000
馮和順	04/02/1998	03/09/1998 – 02/09/2001	1	0.3376	–	2,300,000
簡嘉翰	17/12/1999	30/06/2000 – 29/06/2003	1	0.4640	–	5,000,000
周莉莉	04/02/1998	04/09/1998 – 03/09/2001	1	0.3376	–	5,000,000
	17/12/1999	30/06/2000 – 29/06/2003	1	0.4640	–	5,000,000

(乙) 相聯公司權益

(i) 股份

董事	相聯公司	普通股股份數目 個人權益	公司權益	總數
周亦卿	其士國際	579,711,235	—	579,711,235
	其士新加坡控股有限公司(「其士新加坡」)	4,375,000	80,000,000*	84,375,000
	其士建築集團有限公司(「其士建築」)	41,036,489	87,165,444*	128,201,933
馮伯坤	其士國際	456,450	—	456,450
郭海生	其士國際	491,083	—	491,083
	其士建築	1,326,437	—	1,326,437
馮和順	其士建築	295,600	—	295,600
簡嘉翰	其士國際	145,200	—	145,200
趙世彭	其士建築	9,000	—	9,000

* *周亦卿博士實益擁有其士國際股份579,711,235股，佔其士國際已發行股份約百份之四十九點六八，而其士國際則持有其士新加坡股份80,000,000股及其士建築股份87,165,444股。根據公開權益條例，周博士被視為擁有該等股份之權益，並已知會其士新加坡及其士建築。*

(ii) 認購股權

董事	相聯公司	授出日期	行使認購股權之期限	就認購股權支付之代價	行使認購股權時須支付之每股價格	截至二零零零年九月三十日止六個月內已行使認購股權可認購股份之數目	尚未行使認購股權可認購股份之數目
				港元	港元		
周亦卿	其士國際	04/02/1998	03/09/1998 – 02/09/2001	1	0.5376	–	18,000,000
		17/12/1999	30/06/2000 – 29/06/2003	1	0.4880	–	8,450,000
	其士建築	04/02/1998	03/09/1998 – 02/09/2001	1	0.3248	–	4,400,000
馮伯坤	其士國際	04/02/1998	03/09/1998 – 02/09/2001	1	0.5376	–	8,000,000
		17/12/1999	30/06/2000 – 29/06/2003	1	0.4880	–	5,350,000
郭海生	其士國際	04/02/1998	03/09/1998 – 02/09/2001	1	0.5376	–	10,000,000
		17/12/1999	30/06/2000 – 29/06/2003	1	0.4880	–	5,350,000
	其士建築	04/02/1998	03/09/1998 – 02/09/2001	1	0.3248	–	4,000,000
馮和順	其士國際	04/02/1998	03/09/1998 – 02/09/2001	1	0.5376	–	2,200,000
簡嘉翰	其士國際	04/02/1998	04/09/1998 – 03/09/2001	1	0.5376	–	2,200,000
		17/12/1999	30/06/2000 – 29/06/2003	1	0.4880	–	5,000,000

除上述外，截至二零零零年九月三十日，根據公開權益條例第二十八條或第三十一條或附表第一部份之規定，本公司董事及其配偶或其未滿十八歲之子女在本公司或其任何相聯公司中之證券並無任何權益(按公開權益條例之定義)。

主要股東

於二零零零年九月三十日，根據載錄在公開權益條例第十六(一)條規定設置之登記冊內，除本公司董事在上述所披露之權益外，本公司之主要股東如下：

名稱	普通股股份數目
其士國際	514,398,666*
Cokin Limited (“Cokin”)	167,564,000*
中國光大科技有限公司(「光大科技」)	167,564,000*

* *其士國際與光大科技分別持有百份之五十點六及百份之四十九點四權益的Cokin實益持有本公司514,398,666股股份中的167,564,000股，而其士國際被視為擁有該等股份之權益。Cokin與光大科技所持有的股份均指同一批股份。*

除上文披露者外，就各董事所知，概無任何人士為登記股東或享有任何權益或有權認購超過或相等於本公司已發行股份百份之十。

購買、出售或贖回上市證券

截至二零零零年九月三十日止六個月內，本公司或其任何附屬公司並無購買、出售或贖回本公司之上市證券。

最佳應用守則

本公司董事並無得悉任何資料足以合理地指出本公司在截至二零零零年九月三十日止六個月期間概無遵守上市規則附錄十四所載之最佳應用守則。

在這艱難時期，本人謹藉此對各位董事及全體員工於過去期間的忠誠，努力不懈的態度與全力以赴的工作熱忱，深表謝意。

承董事會命
主席
周亦卿

香港，二零零零年十二月十八日



CHEVALIER iTECH HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

INTERIM REPORT 2001-2002

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30th September, 2001

	Note	Unaudited Six months ended 30th September, 2001 HK$'000	2000 HK$'000
Turnover	2	**417,933**	577,776
Cost of sales		**(342,160)**	(495,045)
Gross profit		**75,773**	82,731
Other revenue		**7,247**	9,499
Distribution costs		**(77,644)**	(72,726)
Administrative expenses		**(4,004)**	(5,573)
Other operating expenses		**(2,972)**	(4,165)
(Loss) profit from operations before finance costs	3	**(1,600)**	9,766
Finance costs		**(214)**	(792)
(Loss) profit from operations		**(1,814)**	8,974
Share of results of associates		**2,941**	3,008
Profit before taxation		**1,127**	11,982
Taxation	4	**(4,381)**	(4,618)
Net (loss) profit for the period		**(3,254)**	7,364
Interim dividend	5	**8,568**	8,545
(Loss) earnings per share	6		
Basic		**(0.38) cent**	0.86 cent
Diluted		**(0.38) cent**	0.85 cent
Interim dividend per share		**1 cent**	1 cent

CONDENSED CONSOLIDATED BALANCE SHEET

As at 30th September, 2001

	Note	Unaudited 30th September, 2001 HK$'000	(Restated) Audited 31st March, 2001 HK$'000
Non-current assets			
Investment properties		**5,310**	5,310
Property, plant and equipment	*7*	**41,134**	40,473
Interests in associates		**16,741**	13,476
Investments in securities		**23,401**	—
		86,586	59,259
Current assets			
Inventories		**92,221**	100,747
Properties for sale		**1,135**	1,135
Debtors, deposits and prepayments	*8*	**168,369**	151,154
Amount due from customers for contract work		**467**	—
Tax recoverable		**1,861**	889
Other short-term investments		**947**	—
Cash and bank balances		**178,878**	235,531
		443,878	489,456
Current liabilities			
Creditors, deposits and accruals	*9*	**86,117**	97,947
Amount due to ultimate holding company		**334**	2,938
Amounts due to customers for contract work		**14**	—
Bills payable		**2,350**	4,047
Deferred service income		**28,246**	30,475
Provision for taxation		**4,387**	1,159
Unsecured bank overdrafts		**1,265**	1,812
		122,713	138,378
Net current assets		**321,165**	351,078
Minority interests		**184**	184
		407,567	410,153
Capital and reserves			
Share capital	*10*	**85,678**	85,678
Reserves	*11*	**304,753**	315,907
Proposed dividend	*1a*	**17,136**	8,568
		407,567	410,153

CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND LOSSES

For the six months ended 30th September, 2001

	Note	Unaudited Six months ended 30th September, 2001 HK$'000	(Restated) 2000 HK$'000
Net (loss) profit for the period		**(3,254)**	7,364
Prior period adjustment	*11*	**—**	(11,742)
Net (loss) for the period (2000: as restated)		**(3,254)**	(4,378)
Exchange gains (losses) on translation of financial statements of subsidiaries	*11*	**668**	(335)
Total recognised losses		**(2,586)**	(4,713)

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30th September, 2001

	Unaudited Six months ended 30th September,	
	2001	2000
	HK$'000	*HK$'000*
Net cash outflow from operating activities	**(28,068)**	(7,400)
Returns on investments and servicing of finance		
Interest received	**5,194**	7,823
Interest paid	**(214)**	(626)
Dividends received from investments in securities	**7**	37
Net cash inflow from returns on investments and servicing of finance	**4,987**	7,234
Taxation		
Profits tax paid	**(1,649)**	(1,597)
Profits tax refunded	**—**	2,017
Net tax (paid) refunded	**(1,649)**	420
Investing activities		
Acquisition of an associate	**—**	(106)
Advance to an associate	**(800)**	—
Purchase of long term investments in securities	**(23,401)**	—
Purchase of property, plant and equipment	**(5,601)**	(8,583)
Proceeds from disposal of property, plant and equipment	**175**	92
Net cash outflow from investing activities	**(29,627)**	(8,597)
Net cash outflow before financing	**(54,357)**	(8,343)
Financing		
Issue of shares	**—**	8
(Repayments to) advances from ultimate holding company	**(2,604)**	369
Net cash (outflow) inflow from financing	**(2,604)**	377
Net decrease in cash and cash equivalents	**(56,961)**	(7,966)
Cash and cash equivalents at beginning of period	**233,719**	255,550
Effect of changes in foreign exchange rates	**855**	(1,210)
Cash and cash equivalents at end of period	**177,613**	246,374
Analysis of the balances of cash and cash equivalents		
Cash and bank balances	**178,878**	249,160
Unsecured bank overdrafts	**(1,265)**	(2,786)
	177,613	246,374

NOTES TO CONDENSED FINANCIAL STATEMENTS

For the six months ended 30th September, 2001

1. SIGNIFICANT ACCOUNTING POLICIES

The condensed financial statements have been prepared under the historical cost convention, as modified for the revaluation of investment properties and investments in securities.

The condensed financial statements have been prepared on a basis consistent with the principal accounting policies as stated in the financial statements for the year ended 31st March, 2001 in accordance with Statement of Standard Accounting Practice No. 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants ("SSAP 25").

In the current period, the Group has adopted, for the first time, a number of new and revised Statements of Standard Accounting Practice ("SSAP") issued by the Hong Kong Society of Accountants. Adoption of these Standards resulted in a number of changes in group accounting policies which are set out below:

(a) Proposed dividend

In accordance with SSAP 9 (revised) "Events after the balance sheet date", dividends proposed or declared after the balance sheet date are not recognised as a liability at the balance sheet date, but are disclosed as a separate component of shareholders' funds on the face of the balance sheet.

In adjusting prior year's figure, shareholders' funds as at 31st March, 2001 were restated and increased by HK$8.57 millions representing the proposed final dividend for the year ended 31st March, 2001.

(b) Leases

SSAP 14 (Revised) "Leases", prescribes the accounting policies and disclosure requirements in relation to finance and operating leases. The adoption of SSAP 14 (Revised) by the Group does not have any impact on these interim financial statements except that certain comparative figures and disclosure in note 12 have been adjusted and extended to conform with current period's presentation.

(c) Segment reporting

Adoption of SSAP 26 " Segment reporting" has resulted in a re-specification of some reportable segments which were presented in accordance with the disclosure requirements of the Listing Rules in the prior year. Segment disclosures for the six months ended 30th September, 2000 have been amended so that they are presented on a consistent basis.

1. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(d) Goodwill/negative goodwill

Goodwill represents the excess of purchase consideration over the fair value ascribed to the Group's share of the separable net assets of the acquired subsidiaries and associates. Negative goodwill represents the excess of the fair value ascribed to the Group's share of the separable net assets at the date of acquisition of subsidiaries and associates over the purchase consideration.

In adopting SSAP 30 "Business combinations", the Group has elected not to restate goodwill/ negative goodwill previously eliminated against (credited to) reserves. Goodwill arising on acquisitions prior to 1st April, 2001 is held in reserve and will be charged to the income statement at the time of disposal of the relevant subsidiaries or associates, or at such time as further impairment losses are identified in accordance with SSAP 31 "Impairment of Assets". Negative goodwill arising on acquisitions prior to 1st April, 2001 is held in reserve and will be credited to income at the time of disposal of the relevant subsidiaries or associates.

Goodwill arising on acquisitions of subsidiaries or associates on or after 1st April, 2001 is now recongised as an asset and is amortised on a straight-line basis over its estimated useful life. Any impairment loss identified is recognised as an expense immediately. Negative goodwill arising on acquisitions after 1st April, 2001 is presented as a deduction from assets and will be released to income based on an analysis of the circumstances from which the balance resulted.

As a result of this change, the Group has adjusted the prior year's reserve and retained profit for the impairment loss identified, resulting in a decease in retained profit as at 30th September 2001 by $11.74 millions and an increase in capital reserves at 30 th September, 2001 by the same amount.

2. SEGMENT INFORMATION

Turnover and segment information for the six months ended 30th September, 2001.

(a) By business segments

	Computer equipment	Office equipment	Tele-communication systems and services	Technical and maintenance services	iT & network solution	Trading of general merchandise	Others	Eliminations	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Six months ended 30th September, 2001									
Turnover									
External sales	130,274	64,426	126,794	46,107	31,604	18,728	—	—	417,933
Inter-segment sales	8,842	23,400	10,971	6,245	1,254	722	—	(51,434)	—
Total turnover	139,116	87,826	137,765	52,352	32,858	19,450	—	(51,434)	417,933
Result									
Segment results	882	(866)	(4,686)	6,531	(5,197)	(2,751)	1,323	—	(4,764)
Unallocated corporate expenses									(1,409)
Operating loss									(6,173)
Interest income									4,565
Dividend income									7
Interest expenses									(213)
Loss from operations									(1,814)
Share of results of associates		2,941							2,941
Profit before taxation									1,127
Taxation									(4,381)
Net loss for the period									(3,254)

2. SEGMENT INFORMATION *(Continued)*

(a) By business segments (Continued)

	Computer equipment HK$'000	Office equipment HK$'000	Telecommunication systems and services HK$'000	Technical and maintenance services HK$'000	iT & network solution HK$'000	Trading of general merchandise HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Six months ended 30th September, 2000									
Turnover									
External sales	219,904	64,317	161,714	48,276	40,204	10,786	32,575	—	577,776
Inter-segment sales	7,987	17,709	9,782	6,252	5,401	—	—	(47,131)	—
Total turnover	227,891	82,026	171,496	54,528	45,605	10,786	32,575	(47,131)	577,776
Result									
Segment results	6,804	(2,787)	9,555	8,564	(1,913)	(4,126)	(13,333)	—	2,764
Unallocated corporate expenses									(852)
Operating profit									1,912
Interest income									7,817
Dividend income									37
Interest expenses									(792)
Profit from operations									8,974
Share of results of associates		3,008							3,008
Profit before taxation									11,982
Taxation									(4,618)
Net profit for the period									7,364

(b) By geographical segments

	Six months ended 30th September,			
	Turnover		Contribution to profit (loss) from operations	
	2001	2000	**2001**	2000
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Hong Kong	**285,982**	401,216	**(2,534)**	9,341
The People's Republic of China	**61,788**	83,475	**(3,240)**	(4,023)
Thailand	**65,445**	86,486	**4,922**	4,602
Others	**4,718**	6,599	**(962)**	(946)
	417,933	577,776	**(1,814)**	8,974

3. (LOSS) PROFIT FROM OPERATIONS BEFORE FINANCE COSTS

	Six months ended 30th September,	
	2001	2000
	HK$'000	*HK$'000*
(Loss) profit from operations before finance costs is arrived at after charging		
Cost of stock sold	**300,311**	401,314
Depreciation on property, plant and equipment	**4,377**	6,237
Operating lease payments in respect of renting of premises	**20,588**	21,508
Staff costs, including directors' emoluments	**69,697**	72,843

4. TAXATION

	Six months ended 30th September,	
	2001	2000
	HK$'000	*HK$'000*
Current taxation		
Company and subsidiaries		
Hong Kong	**2,123**	3,296
Overseas	**1,782**	841
	3,905	4,137
Current taxation		
Associates		
Hong Kong	**476**	481
	4,381	4,618

Provision for Hong Kong profits tax is calculated at the rate of 16% (2000: 16%) on the estimated assessable profits less available tax relief for losses brought forward of each individual company.

Provision for overseas taxation is calculated based on the applicable local legislation on the estimated assessable profits.

5. INTERIM DIVIDEND

	Six months ended 30th September,	
	2001	2000
	HK$'000	*HK$'000*
Interim dividend HK$0.01 per share on 856,779,352 shares (2000: HK$0.01 per share on 854,469,558 shares)	**8,568**	8,545

6. (LOSS) EARNINGS PER SHARE

Basic (loss) earnings per share is calculated based on the loss for the period of HK$3,254,000 (2000: a profit of HK$7,364,000) and on the weighted average number of ordinary shares issued of 856,779,352 (2000: 854,468,465).

The diluted earnings per share for the period was computed as follows:

	Six months ended 30th September,	
	2001	2000
	HK$'000	*HK$'000*
(Loss) earnings for the purposes of calculating diluted earnings per share	**(3,254)**	7,364
Weighted average number of ordinary shares for the purpose of basic earnings per share	**856,779,352**	854,468,465
Effect of dilutive potential ordinary shares:		
Share options	—	11,925,604
Weighted average number of ordinary shares for the purpose of diluted earnings per share	**856,779,352**	866,394,069

7. PROPERTY, PLANT AND EQUIPMENT

For the six months ended 30th September, 2001, the Group acquired property, plant and equipment of HK$5,600,000 and disposed of property, plant and equipment of HK$7,720,000.

8. DEBTORS, DEPOSITS AND PREPAYMENTS

The ageing analysis of trade debtors is as follows :

	As at 30th September, 2001 *HK$'000*	As at 31st March, 2001 *HK$'000*
0-60 days	**74,313**	74,586
61-90 days	**9,271**	9,436
Over 90 days	**15,934**	9,590
Total	**99,518**	93,612

The Group normally allows an average credit period of 60 days to its trade customers.

9. CREDITORS, DEPOSITS AND ACCRUALS

The ageing analysis of trade creditors is as follows :

	As at 30th September, 2001 *HK$'000*	As at 31st March, 2001 *HK$'000*
0-60 days	**33,503**	40,414
61-90 days	**142**	1,199
Over 90 days	**2,144**	1,553
Total	**35,789**	43,166

10. SHARE CAPITAL

There were no movements in the share capital of the Company during the period under review.

11. RESERVES

	Share premium	Capital reserve	Capital redemption reserve	Other property revaluation reserve	Exchange fluctuation reserve	Retained profits	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Balance at 1st April, 2001 as previously reported	223,434	18,231	14	991	(550)	73,787	315,907
Prior year adjustment *(Note 1d)*							
Retrospective recognition of impairment loss of goodwill held in reserves		11,742				(11,742)	—
Effect of adopting SSAP 9 (Revised)						8,568	8,568
Balance at 1st April, 2001 as restated	223,434	29,973	14	991	(550)	70,613	324,475
Exchange difference on translation of financial statements of overseas subsidiaries					668		668
Net loss for the period						(3,254)	(3,254)
Balance at 30th September, 2001	223,434	29,973	14	991	118	67,359	321,889
Reserves	223,434	29,973	14	991	118	50,223	304,753
Proposed Dividend	—	—	—	—	—	17,136	17,136

12. COMMITMENTS AND CONTINGENT LIABILITIES

At the balance sheet date:

(a) the Company has contingent liabilities in respect of:

(i) guarantees issued for banking facilities extended to its subsidiaries amounting to HK$7,321,000 (31st March 2001: HK$5,271,000).

(ii) guarantees issued for performance under contracts and rendering of services of certain subsidiaries amounting to HK$73,466,000 (31st March 2001: HK$66,013,000).

12. COMMITMENTS AND CONTINGENT LIABILITIES *(Continued)*

(b) the Group has total future aggregate minimum lease payments under non-cancellable operating leases in respect of renting of premises as follows:

	30th September, 2001 *HK$'000*	Restated 31st March, 2001 *HK$'000*
Within one year	**20,933**	22,310
In the second to fifth years inclusive	**10,757**	12,484
	31,690	34,794

13. COMPARATIVES FIGURES

Certain comparative figures have been reclassified in order to conform with the presentation of current period.

INTERIM DIVIDEND

The Board of Directors has resolved to declare an interim dividend of HK1 cent (2000: HK1 cent) per share for the six months ended 30th September, 2001, payable on Wednesday, 16th January, 2002 to shareholders whose names appear on the Register of Members of the Company on Friday, 11th January, 2002.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Wednesday, 9th January, 2002 to Friday, 11th January, 2002, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the above interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited of 5/F, Wing On Centre, 111 Connaught Road Central, Hong Kong for registration not later than 4:00 p.m. on Tuesday, 8th January, 2002.

BUSINESS REVIEW

For the six months ended 30th September, 2001, the Group's turnover amounted to HK$418 million, representing a decrease of 27% over the same period last year. An operating loss of HK$3.25 million and a loss of HK0.38 cent per share were recorded respectively. The setback of the results reflects a difficult business environment stemming from the global economic slowdown.

During the period, the revenue of the Group's Computer Division sharply declined. It was mainly attributable to the over supply of computer products and keen competition in the market. The substantial contraction in overall demand exerted severe pressure on the selling prices and thus profit margins of products. However, the Group is flexible and versatile in response to the dynamic and fast changing market by developing an efficient marketing force and network so that the impact of such difficult situation can be alleviated. The Group will continue to offer quality products and high value-added services at competitive prices in order to meet the increasingly complex needs of customers.

The performance of the Group's Telecommunication System and Services Division was unsatisfactory. Turnover of Chevalier Shops and mobile phone franchise shops in Hong Kong were adversely affected by the slow down in the market demand and keen competition among local network operators, resulting in lower profit margins of both products and services. In order to improve its performance, the Group will rationalise its mobile phone retail business by discontinuing those outlets and shops that are not profitable. Emphasis will be placed on improving the quality of customer service and strengthening marketing team to improve competitiveness. The Group operates a total of 19 Chevalier Shops and 32 mobile franchise shops at the end of the reporting period.

Chevalier (Network Solutions) Limited ("CNSL") has established itself as a quality provider of network solution and system integration services in Hong Kong. Since its inception at the end of last year, CNSL has been awarded several large-scale contracts of network solutions and systems integration from local enterprises and corporations. It is anticipated that the demand from different industries towards network solutions and systems integration services will be accelerated in the coming years. To further capture this market potential, CNSL will strive to expand its business by actively exploring business opportunities and offering "one-stop" tailored network solutions and system integration services to customers. The Group is confident in the long-term prospect of CNSL.

The operating environment of the office equipment business remained difficult with dips in capital expenditure of most corporations. However, the After-sale Services Division maintained a stable performance despite the slow down in turnover. The Group will continue its efforts in enhancing customer value through introducing wide variety of quality products and reinforcing after-sale services.

During the period, the Group's business in Thailand showed a mixed performance. Contribution from the cabling system and telecommunications related services increased substantially whilst the sale of computer related products declined sharply. The Group will monitor closely the development of the Group's business in this market.

In the face of the decline in consumer spending and severe competition in household products, the Group focused on re-aligning and streamlining the operation of Q-Mart Shops ("Q-Mart") by closing those unprofitable outlets in order to reduce overheads and improve operating efficiency. In the coming year, Q-Mart will continue to pursue rigorous cost control measures, lower inventory levels and offer various value-for-money household goods to customers. It plans to open new stores in strategic locations such as shopping malls of large-scale public housing estates in order to increase market share and widen customer base.

FINANCIAL REVIEW

As at 30th September, 2001, the total credit facilities available to the Group amounted to HK$167 million and the undrawn balance stood at HK$136 million. Cash available to the Group as at 30th September, 2001 amounted to HK$179 million.

PROSPECTS

The downturn of global economy since 2000 has already adversely affected the economic growth of Hong Kong. The September 11 terrorist attacks on the US and the ensuing war in Afghanistan have further dampened the economic conditions worldwide, thus worsening the business environment and aggravating the unemployment in Hong Kong. The deterioration of external economy has greatly eroded consumer confidence and tipped Hong Kong into a recession despite the consecutive interest-rate cuts following the footsteps of the US since the beginning of this year.

The burst of technology boom in 2000 and the persistent weakness in the domestic economy have undoubtedly slowed down the pace of Hong Kong in developing the knowledge-based economy. Moreover, stiff competition has exerted significant downward pressure on the profit margin of high-tech products and services. However, given the growing importance of information technology to all sectors in the community and the government's determination to promote the development of technology, it is expected that the demands for hi-tech products and services will pick up in coming years. Moreover, with the Mainland's rapid economic growth and its successful accession to the World Trade Organization, numerous business opportunities will be emerged in the Mainland's IT and telecommunications markets. Therefore, the Group remains confident in the long-term prospects of IT and telecommunications markets in Hong Kong and overseas.

Looking forward, in the face of a sharp downturn of the external economy and the intensified competition, the Group is anticipating a harsh and difficult operating environment ahead. In this regard, the Group will strive to maintain its operating cost at a minimum level and re-assess its business strategies from time to time in order to meet the fast-changing markets. With our experienced management team and solid financial position, the Group will certainly benefit from the business opportunities created by the expansion of the Mainland market.

DIRECTORS' INTERESTS IN SHARES AND SHARE OPTIONS

As at 30th September, 2001, the interests of the Directors in the share capital and share options of the Company and its associated corporations (as defined in the Securities (Disclosure of Interests) Ordinance ("the SDI Ordinance")) which have been notified to the Company and The Stock Exchange of Hong Kong Limited ("the Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies or required to be recorded in the register of the Company pursuant to Section 29 of the SDI Ordinance were as follows:

(a) Interests in the Company

(i) Shares

	Number of ordinary shares		
Name of Director	**Personal interests**	**Corporate interests**	**Total**
CHOW Yei Ching	34,079,270	432,098,666*	466,177,936
FUNG Pak Kwan	12,900,000	—	12,900,000
KUOK Hoi Sang	12,000,000	—	12,000,000
FUNG Wo Shun	300,000	—	300,000
KAN Ka Hon	2,256,000	—	2,256,000
Shinichi YONEHARA	3,004	—	3,004

* *Dr CHOW Yei Ching beneficially owned 615,445,993 shares in Chevalier International Holdings Limited ("CIHL"), representing approximately 50% of the issued share capital of CIHL, which in turn was interested in 432,098,666 shares of the Company. Dr Chow was deemed to be interested in these shares under the SDI Ordinance and these shares were same as those shares described in "Substantial Shareholder" below.*

(ii) Share options

					Number of share options	
Name of Director	**Date of grant**	**Period during which options are exercisable**	**Consideration paid for options granted**	**Exercise price per option**	**Exercised during the period**	**Outstanding as at 30th September, 2001**
			(HK$)	*(HK$)*		
CHOW Yei Ching	17/12/1999	30/06/2000-29/06/2003	1	0.464	—	7,000,000
FUNG Pak Kwan	17/12/1999	30/06/2000-29/06/2003	1	0.464	—	6,550,000
KUOK Hoi Sang	17/12/1999	30/06/2000-29/06/2003	1	0.464	—	5,000,000
KAN Ka Hon	17/12/1999	30/06/2000-29/06/2003	1	0.464	—	5,000,000
Lily CHOW	17/12/1999	30/06/2000-29/06/2003	1	0.464	—	5,000,000

(b) Interests in Associated Corporations

(i) Shares

Name of Director	Associated corporations	Number of ordinary shares: Personal interests	Corporate interests	Total
CHOW Yei Ching	CIHL	615,445,993	—	615,445,993
	Chevalier Singapore Holdings Limited ("CSHL")	4,375,000	80,000,000*	84,375,000
	Chevalier Construction Holdings Limited ("CCHL")	41,036,489	89,385,444*	130,421,933
FUNG Pak Kwan	CIHL	456,450	—	456,450
KUOK Hoi Sang	CIHL	491,083	—	491,083
	CCHL	1,326,437	—	1,326,437
FUNG Wo Shun	CCHL	295,600	—	295,600
KAN Ka Hon	CIHL	145,200	—	145,200
Shinichi YONEHARA	CIHL	8,160	—	8,160
	CCHL	342	—	342

* *Dr CHOW Yei Ching had notified CSHL and CCHL that, under the SDI Ordinance, he was deemed to be interested in 80,000,000 shares in CSHL and 89,385,444 shares in CCHL which were all held by CIHL as Dr Chow beneficially owned 615,445,993 shares in CIHL, representing approximately 50% of the issued share capital of CIHL.*

(ii) Share Options

Name of Director	Associated corporation	Date of grant	Period during which options are exercisable	Consideration paid for options granted (HK$)	Exercise price per option (HK$)	Number of share options: Exercised during the period	Outstanding as at 30th September, 2001
CHOW Yei Ching	CIHL	17/12/1999	30/06/2000-29/06/2003	1	0.488	—	8,450,000
FUNG Pak Kwan	CIHL	17/12/1999	30/06/2000-29/06/2003	1	0.488	—	5,350,000
KUOK Hoi Sang	CIHL	17/12/1999	30/06/2000-29/06/2003	1	0.488	—	5,350,000
KAN Ka Hon	CIHL	17/12/1999	30/06/2000-29/06/2003	1	0.488	—	5,000,000

Save as disclosed above, as at 30th September, 2001, none of the Directors or their spouses or children under the age of 18 years had or were deemed to have any interest in the securities of the Company or any of its associated corporations (as defined in the SDI Ordinance) pursuant to Section 28 of the SDI Ordinance or under Section 31 or Part I of the Schedule to the SDI Ordinance.

SUBSTANTIAL SHAREHOLDER

As at 30th September, 2001, the sole substantial shareholder of the Company was CIHL Group which held 432,098,666 shares, representing approximately 50.43% of the issued share capital of the Company as recorded in the registers of the Company required to be kept under Section 16(1) of the SDI Ordinance.

Save as disclosed above, none of the Directors is aware of any other person having an interest in shares or right to subscribe for shares, equivalent to 10% or more of the issued share capital of the Company during the period.

EMPLOYEES AND REMUNERATION POLICY

As at 30th September, 2001, the Group employed approximately 1,000 full time staff. Total staff costs amounted to approximately HK$70 million for the period. The remuneration policy is reviewed periodically on the basis of the nature of job, market trend, company performance and individual performance. Other staff benefits include bonuses awarded on a discretionary basis, medical schemes, retirement schemes and employee share option scheme.

AUDIT COMMITTEE

The Audit Committee, which was established pursuant to the requirements of the Rules Governing the Listing of Securities ("the Listing Rules") on the Stock Exchange, comprising Messrs YUEN Tin Fan, Francis and Shinichi YONEHARA, shall meet at least twice in a year. During the period, the Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal controls and financial reporting matters including the review of unaudited interim financial statements.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the six months ended 30th September, 2001.

CODE OF BEST PRACTICE

In the opinion of the Directors, the Company has complied with the guidelines of the Code of Best Practice as set out in Appendix 14 to the Listing Rules throughout the period from 1st April, 2001 to 30th September, 2001.

APPRECIATION

On behalf of the Board, I would like to express our gratitude to our shareholders for their support and to our staff for their dedication and contribution during the period.

By Order of the Board
CHOW Yei Ching
Chairman

Hong Kong, 18th December, 2001



其士科技控股有限公司

（於百慕達註冊成立之有限公司）

二零零一至二零零二年度中期業績報告

簡明綜合收益表

截至二零零一年九月三十日止六個月

	附註	未經審核 截至九月三十日止六個月 二零零一年 港幣千元	 二零零零年 港幣千元
營業額	2	**417,933**	577,776
銷售成本		**(342,160)**	(495,045)
毛利		**75,773**	82,731
其他收益		**7,247**	9,499
經銷成本		**(77,644)**	(72,726)
行政支出		**(4,004)**	(5,573)
其他經營支出		**(2,972)**	(4,165)
扣除財務費用前之經營(虧損)溢利	3	**(1,600)**	9,766
財務費用		**(214)**	(792)
經營(虧損)溢利		**(1,814)**	8,974
所佔聯營公司業績		**2,941**	3,008
除稅前溢利		**1,127**	11,982
稅項	4	**(4,381)**	(4,618)
期內(虧損)溢利		**(3,254)**	7,364
中期股息	5	**8,568**	8,545
每股(虧損)盈利	6		
基本		**(0.38)仙**	0.86仙
攤薄		**(0.38)仙**	0.85仙
每股中期股息		**1仙**	1仙

簡明綜合資產負債表

二零零一年九月三十日結算

	附註	未經審核 二零零一年 九月三十日 *港幣千元*	(重新編列) 經審核 二零零一年 三月三十一日 *港幣千元*
非流動資產			
投資物業		**5,310**	5,310
物業、廠房及設備	*7*	**41,134**	40,473
聯營公司權益		**16,741**	13,476
證券投資		**23,401**	—
		86,586	59,259
流動資產			
存貨		**92,221**	100,747
待售物業		**1,135**	1,135
應收帳款、存出按金及預付款項	*8*	**168,369**	151,154
就合約工程應向客戶收取的款項		**467**	—
可取回稅項		**1,861**	889
其他短期投資		**947**	—
現金及銀行存款		**178,878**	235,531
		443,878	489,456
流動負債			
應付款項、存入按金及應付費用	*9*	**86,117**	97,947
應付最終控股公司款項		**334**	2,938
就合約工程應向客戶支付的款項		**14**	—
應付票據		**2,350**	4,047
遞延服務收入		**28,246**	30,475
課稅準備		**4,387**	1,159
無抵押銀行透支		**1,265**	1,812
		122,713	138,378
流動資產淨值		**321,165**	351,078
少數股東權益		**184**	184
		407,567	410,153
股本及儲備			
股本	*10*	**85,678**	85,678
儲備	*11*	**304,753**	315,907
擬派股息	*1甲*	**17,136**	8,568
		407,567	410,153

簡明綜合確認損益表

截至二零零一年九月三十日止六個月

	附註	(重新編列) 未經審核 截至九月三十日止六個月 二零零一年 港幣千元	 二零零零年 港幣千元
期內(虧損)溢利		**(3,254)**	7,364
前期之帳目調整	*11*	**—**	(11,742)
期內虧損(2000:重新編列)		**(3,254)**	(4,378)
申算海外附屬公司財務報告所產生之兑換差額	*11*	**668**	(335)
確認虧損總額		**(2,586)**	(4,713)

簡明綜合現金流動表

截至二零零一年九月三十日止六個月

	未經審核 截至九月三十日止六個月	
	二零零一年 港幣千元	二零零零年 港幣千元
經營業務之現金支出淨額	**(28,068)**	(7,400)
投資回報及融資費用		
已收利息	**5,194**	7,823
已付利息	**(214)**	(626)
證券投資股息收入	**7**	37
投資回報及融資費用之現金注入淨額	**4,987**	7,234
税項		
已繳付利得税	**(1,649)**	(1,597)
利得税退款	**—**	2,017
淨(付)退還利得税	**(1,649)**	420
投資業務		
購入聯營公司權益	**—**	(106)
聯營公司之借款	**(800)**	—
購入長期證券投資	**(23,401)**	—
購入物業、廠房及設備	**(5,601)**	(8,583)
出售物業、廠房及設備	**175**	92
投資業務之現金支出淨額	**(29,627)**	(8,597)
融資前之現金支出淨額	**(54,357)**	(8,343)
融資		
發行新股	**—**	8
(減少)增加應付最終控股公司款項	**(2,604)**	369
融資(支出)注入之現金淨額	**(2,604)**	377
現金及等同現金淨額之減少	**(56,961)**	(7,966)
期初之現金及等同現金項目	**233,719**	255,550
匯兑調整	**855**	(1,210)
期末之現金及等同現金項目	**177,613**	246,374
現金及等同現金結餘之分析：		
現金及銀行存款	**178,878**	249,160
無抵押銀行透支	**(1,265)**	(2,786)
	177,613	246,374

簡明財務報告附註
截至二零零一年九月三十日止六個月

1. 主要會計政策

財務報告表已按歷史成本慣例編列，並就若干物業估值及證券投資作出調整。

此簡明財務報表乃根據截至二零零一年三月三十一日止之財務報表中所載之主要會計政策相符之基準編製，包括符合香港會計師公會頒佈之會計實務準則第25號「中期財務報告」(會計實務準則第25號) 之規定。

本期間，本集團首次採納下列由香港會計師公會頒佈之新／經修訂之會計實務準則 (會計實務準則)。採納該等新政策對本集團會計政策之變更載列如下：

(甲) 擬派股息

就採納會計準則第9號 (經修訂)「結算日後事項」，於結算日後擬派發或宣告之股息，現不再於結算日確認為負債。但以股東權益之獨立構成體於資產負債表上披露。

就調整往年數字而言，二零零一年三月三十一日的股東權益已予以重新編列，並增加了港幣八百五十七萬元，此乃代表於二零零一年三月三十一日之擬派末期股息。

(乙) 租約

會計實務準則第14號 (經修訂)，訂明有關融資及營業性租賃之會計政策及披露規定。本集團採用會計實務準則第14號 (經修訂) 對此等中期帳目並無影響。惟附註12之若干比較數據及披露已作出調整及延展以符合本期內之呈列方式。

(丙) 分部報告

採納會計實務準則第26號「分部報告」導致以往根據上市條例所披露之分類資料有所重整。為貫徹表達基準，截至二零零零年九月三十日止六個月之分類資料披露已作修改。

1. 主要會計政策 *(續)*

(丁) 商譽／負商譽

商譽乃指收購附屬公司及聯營公司時，收購價大於其在收購日之公平價值(以資產淨值作基準)之差額。負商譽乃指在收購日之公平價值(以資產淨值作基準)高於收購價之差額。

本集團採納會計準則第30號「企業合併」及選擇不重列以往用作抵銷或增加儲備之商譽／負商譽。於二零零一年四月一日前，從收購所產生的商譽會保留在儲備內，直至出售有關之附屬公司或聯營公司或根據會計準則第31號「資產減值」當商譽被確認出現減值時才計算在收益表內。於二零零一年四月一日前從收購所產生的負商譽，會保留在儲備內及當出售有關之附屬公司及聯營公司時會撥作收益。

於二零零一年四月一日後，從收購附屬公司或聯營公司所產生的商譽以確認為資產並按其估計可使用年期以直線法攤銷。任何已辨認之減值損失會即時確認為費用。於二零零一年四月一日後，由收購所產生的負商譽將會根據市況分析從資產中扣除並計算在收益表內。

鑑於此項變動，本集團已對確認之減值損失調整往年之儲備及保留溢利，引致於二零零一年九月三十日之保留溢利縮減港幣一千一百七十四萬元而資本儲備則按此數額相應增加。

2. 分類資料

截至二零零一年九月三十日止之營業額及分類資料

(甲) 以業務區劃

	電腦設備	辦工室設備	電訊系統及服務	技術及保養服務	科技及網絡技術	一般商品貿易	其他	對消	綜合
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
截至二零零一年九月三十日止六個月									
營業額									
外貿銷售	130,274	64,426	126,794	46,107	31,604	18,728	—	—	417,933
內部分類收入	8,842	23,400	10,971	6,245	1,254	722	—	(51,434)	—
總營業額	139,116	87,826	137,765	52,352	32,858	19,450	—	(51,434)	417,933
業績									
分類業績	882	(866)	(4,686)	6,531	(5,197)	(2,751)	1,323	—	(4,764)
未分配公司費用									(1,409)
營業虧損									(6,173)
利息收入									4,565
股息收入									7
利息支出									(213)
經營虧損									(1,814)
所佔聯營公司業績		2,941							2,941
除稅前溢利									1,127
稅項									(4,381)
期內(虧損)									(3,254)

2. 分類資料(續)

(甲) 以業務區劃(續)

	電腦設備	辦工室設備	電訊系統及服務	技術及保養服務	科技及網絡技術	一般商品貿易	其他	對消	綜合
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
截至二零零零年九月三十日止六個月									
營業額									
外貿銷售	219,904	64,317	161,714	48,276	40,204	10,786	32,575	—	577,776
內部分類收入	7,987	17,709	9,782	6,252	5,401	—	—	(47,131)	—
總營業額	227,891	82,026	171,496	54,528	45,605	10,786	32,575	(47,131)	577,776
業績									
分類業績	6,804	(2,787)	9,555	8,564	(1,913)	(4,126)	(13,333)	—	2,764
未分配公司費用									(852)
營業溢利									1,912
利息收入									7,817
股息收入									37
利息支出									(792)
經營溢利									8,974
所佔聯營公司業績		3,008							3,008
除稅前溢利									11,982
稅項									(4,618)
期內溢利									7,364

(乙) 以地區區劃

	截至九月三十日止六個月			
	營業額		經營(虧損)溢利之貢獻	
	二零零一年	二零零零年	二零零一年	二零零零年
	港幣千元	港幣千元	港幣千元	港幣千元
香港	**285,982**	401,216	**(2,534)**	9,341
中華人民共和國	**61,788**	83,475	**(3,240)**	(4,023)
泰國	**65,445**	86,486	**4,922**	4,602
其他	**4,718**	6,599	**(962)**	(946)
	417,933	577,776	**(1,814)**	8,974

3. 扣除財務費用前之經營(虧損)溢利

	截至九月三十日止六個月	
	二零零一年	二零零零年
	港幣千元	港幣千元
扣除財務費用前之經營(虧損)溢利已扣除下列各項目		
售出存貨之成本	**300,311**	401,314
物業、廠房及設備折舊	**4,377**	6,237
營業性租賃之樓宇租用支出	**20,588**	21,508
員工開支，包括董事之酬金	**69,697**	72,843

4. 稅項

	截至九月三十日止六個月	
	二零零一年	二零零零年
	港幣千元	港幣千元
現時稅項		
本公司及其附屬公司		
香港	**2,123**	3,296
海外	**1,782**	841
	3,905	4,137
現時稅項		
聯營公司		
香港	**476**	481
	4,381	4,618

香港利得稅準備乃根據本集團各公司之估計應課稅溢利減可運用之前期虧損稅務寬減及按稅率16%(二零零零年：16%)計算。

海外之課稅準備乃按照各公司當地之法例及估計應課稅溢利計算。

5. 中期股息

	截至九月三十日止六個月	
	二零零一年	二零零零年
	港幣千元	*港幣千元*
中期股息		
每股港幣1仙予856,779,352股		
(二零零零年：每股港幣1仙予854,469,558股)	**8,568**	8,545

6. 每股(虧損)盈利

每股(虧損)盈利之計算乃根據期內虧損港幣3,254,000元(二零零零年：溢利港幣7,364,000元)及普通股加權平均股數856,779,352(二零零零年：854,468,465)股計算。

期內之攤薄每股盈利計算如下：

	截至九月三十日止六個月	
	二零零一年	二零零零年
	港幣千元	*港幣千元*
就計算攤薄每股盈利之(虧損)溢利	**(3,254)**	7,364
就計算基本每股盈利之普通股股份加權平均股數目	**856,779,352**	854,468,465
潛在可攤薄普通股股份之影響：		
認購股權	**—**	11,925,604
就計算攤薄每股盈利之普通股股份加權平均數目	**856,779,352**	866,394,069

7. 物業、廠房及設備

截至二零零一年九月三十日止六個月，本集團收購及出售物業、廠房及設備分別為港幣5,600,000元及港幣7,720,000元。

8. 應收帳款、存出按金及預付款項

以下為應收貨款之帳齡分析：

	於二零零一年九月三十日 港幣千元	於二零零一年三月三十一日 港幣千元
0－60天	**74,313**	74,586
61－90天	**9,271**	9,436
逾90天	**15,934**	9,590
總計	**99,518**	93,612

本集團在正常情況下給予其貿易客戶平均60天信貸期。

9. 應付款項、存入按金及應付費用

以下為應付貨款之帳齡分析：

	於二零零一年九月三十日 港幣千元	於二零零一年三月三十一日 港幣千元
0－60天	**33,503**	40,414
61－90天	**142**	1,199
逾90天	**2,144**	1,553
總計	**35,789**	43,166

10. 股本

是期內本公司之股本並沒有變動。

11. 儲備

	股本溢價 港幣千元	資本儲備 港幣千元	資本贖回儲備 港幣千元	其他物業重估儲備 港幣千元	外滙兌換浮動儲備 港幣千元	保留溢利 港幣千元	合計 港幣千元
二零零一年四月一日結存如前記錄	223,434	18,231	14	991	(550)	73,787	315,907
上年度之帳目調整（附註1丁）							
追溯性確認儲備之商譽減值		11,742				(11,742)	—
採納會計實務準則第九號(經修訂)之影響						8,568	8,568
二零零一年四月一日結存之重列	223,434	29,973	14	991	(550)	70,613	324,475
申算海外附屬公司財務報告所產生之兌換差額					668		668
期內虧損						(3,254)	(3,254)
二零零一年九月三十日結存	223,434	29,973	14	991	118	67,359	321,889
儲備	223,434	29,973	14	991	118	50,223	304,753
擬派股息	—	—	—	—	—	17,136	17,136

12. 資本承擔及或然負債

在結算日時：

(a) 本公司有以下或然負債；

(i) 為附屬公司借取銀行信貸而作出之擔保，共港幣7,321,000元（二零零一年三月三十一日：港幣5,271,000元）。

(ii) 為附屬公司履約作出擔保共港幣73,466,000元（二零零一年三月三十一日：港幣66,013,000）。

12. 資本承擔及或然負債 *(續)*

(b) 本集團有關土地及樓房不可撤銷之營業性租約而須於未來支付之最低租賃付款如下：

	二零零一年九月三十日 港幣千元	重新編列 二零零一年三月三十一日 港幣千元
一年內	**20,933**	22,310
二至五年內	**10,757**	12,484
	31,690	34,794

13. 比較數字

為符合本期內之表達方式，若干比較數字已重新分類列出。

中期股息

董事會議決派發截至二零零一年九月三十日止六個月之中期股息每股港幣一仙(二零零零年：港幣一仙)，並將於二零零二年一月十六日星期三派發予於二零零二年一月十一日星期五名列於本公司股東名冊內之股東。

暫停股份過戶登記

本公司將於二零零二年一月九日星期三至二零零二年一月十一日星期五(首尾兩天包括在內)暫停辦理股份過戶登記手續。為確保享有是次中期股息之權利，所有股份過戶文件連同有關股票必須於二零零二年一月八日星期二下午四時前送達本公司之香港股份過戶登記分處標準證券登記有限公司，地址為香港中環干諾道中一一一號永安中心五樓。

業務回顧

截至二零零一年九月三十日止六個月，集團之營業額為港幣四億一千八百萬元，較去年同期下降百分之二十七。期內錄得之經營虧損及每股虧損分別為港幣三百二十五萬元及港幣零點三八仙。業績倒退反映全球經濟放緩下之艱難營商環境。

集團之電腦部門於期內之收入急遽下滑，主要基於電腦產品之供應過剩及市場競爭激烈，加上整體需求顯著萎縮，以致產品之售價及邊際利潤嚴重受壓所致。然而，集團將藉著發展具效率之市場推廣隊伍及網絡，以靈活配合瞬息萬變的市場狀況，從而減少市況艱難對本集團所造成之影響。集團亦將繼續以相宜價格為客戶提供優質產品及高增值的服務，從而迎合客戶愈趨複雜之需求。

集團之電訊系統及服務部門於期內之表現未如理想。市場需求放緩及本地經營商之間的激烈競爭，令產品及服務的邊際利潤均告下調，以致其士店及流動電話特許經營店在期內之營業額皆受拖累。為了改善此業務之表現，集團將透過終止盈利欠佳的分店，亦會著重改善客戶服務之質素及加強市場推廣隊伍，務求提升競爭力。於報告期結，集團合共經營十九間其士店及三十二間特許經營店。

其士(網絡科技)有限公司(「其士(網絡科技)」)於期內成功建立為一家本港優質網絡方案及系統整合服務的供應商。自去年底成立以來，其士(網絡科技)先後取得多家本地企業及公司之大型網絡方案及系統整合合約。預期各行各業對網絡方案及系統整合服務之需求在未來數年將會快速增長。為了把握此市場潛力，其士(網絡科技)除積極開拓商機外，亦會致力提供「一站式」切合客戶需求之網絡方案及系統整合服務。集團對其士(網絡科技)之長遠前景抱有信心。

辦公室設備業務之經營環境依然艱難，主要由於大部分公司在資本性開支方面顯得極為審慎。至於售後服務部門之營業額雖然有所下調，惟業績仍能維持穩定。集團將會繼續致力透過引入多元化的優質產品及加強售後服務，務求提升客戶所得的價值。

回顧期內，集團在泰國之業務表現好壞參半。來自佈線系統及電訊相關服務的收入大幅增加，然而電腦相關產品之銷售卻出現急跌。集團將密切注視當地市場之業務發展。

面對消費者縮減開支及家庭用品市場之劇烈競爭，集團專注重整及精簡Q-Mart店（「Q-Mart」）之業務，將未能對盈利作出貢獻之分店關閉。在未來一年，Q-Mart將繼續採取嚴謹的成本控制措施、降低存貨水平及為客戶提供實惠的家庭用品。此外，Q-Mart正計劃於策略據點，如大型屋苑之商場開設新店，以增加市場佔有率及擴闊客戶基礎。

財務評述

於二零零一年九月三十日，集團總信貸額為港幣一億六千七百萬元，而未提取餘額為港幣一億三千六百萬元。此外，於二零零一年九月三十日，集團之手頭現金為港幣一億七千九百萬元。

展望

自二零零零年全球經濟開始逆轉，香港經濟已蒙受不利影響，加上美國九一一遇襲事件及緊隨之阿富汗戰爭更進一步打擊全球經濟，導致本港經濟及失業情況愈趨惡化。儘管香港跟隨美國步伐連番減息，惟外圍經濟下滑令消費者信心大為削弱，更促使香港經濟在本年初陷入衰退。

於二零零零年出現之科技泡沫爆破及本地經濟持續疲弱，無疑拖慢香港發展知識型新經濟的步伐。此外，競爭激烈對高科技產品及服務之邊際利潤構成重大下調壓力。然而隨著資訊科技對社會各界日益重要，加上政府鋭意促進科技之發展，預料高科技產品及服務之需求將會在未來數年回復增長。另外，鑑於中國內地之經濟正迅速增長及其成功加入世界貿易組織，國內勢將湧現大量商機。因此，集團對香港與海外之資訊科技及電訊市場的長遠前景抱有信心。

展望未來，面對外圍經濟急劇惡化及競爭熾熱，集團預期艱難之經營環境尚會持續。故此，集團將致力把經營成本維持至最低水平，並會不時評估業務策略，以配合瞬息萬變的市場。集團相信此等策略將可提高盈利及為股東帶來增值。憑藉吾等經驗豐富之管理隊伍及穩健的財務狀況，集團定將受惠於內地市場擴展所締造之商機。

董事之股份及購股權權益

於二零零一年九月三十日，根據上市公司董事進行證券交易的標準守則向本公司及香港聯合交易所有限公司(「聯交所」)作出之知會，或根據證券(公開權益)條例(「公開權益條例」)第二十九條於本公司登記冊內須作之記錄，各董事於本公司及其相聯公司(定義見公開權益條例)之股份及購股權中所擁有之權益如下：

(甲) 本公司權益

(i) 股份

	普通股股份數目		
董事名稱	**個人權益**	**公司權益**	**總數**
周亦卿	34,079,270	432,098,666*	466,177,936
馮伯坤	12,900,000	—	12,900,000
郭海生	12,000,000	—	12,000,000
馮和順	300,000	—	300,000
簡嘉翰	2,256,000	—	2,256,000
米原慎一	3,004	—	3,004

* *周亦卿博士實益擁有其士國際集團有限公司(「其士國際」)615,445,993股股份，佔其士國際已發行股本約百分之五十，其士國際則持有本公司股份432,098,666股。根據公開權益條例，周博士被視為擁有該等股份之權益。該等股份與下段「主要股東」所述之股份相同。*

(ii) 購股權

					購股權數目	
董事名稱	**授出日期**	**行使購股權之期限**	**就購股權支付之代價**	**購股權之每股行使價格**	**於期內行使之數目**	**於二零零一年九月三十日尚未行使之數目**
			(港元)	*(港元)*		
周亦卿	17/12/1999	30/06/2000-29/06/2003	1	0.464	—	7,000,000
馮伯坤	17/12/1999	30/06/2000-29/06/2003	1	0.464	—	6,550,000
郭海生	17/12/1999	30/06/2000-29/06/2003	1	0.464	—	5,000,000
簡嘉翰	17/12/1999	30/06/2000-29/06/2003	1	0.464	—	5,000,000
周莉莉	17/12/1999	30/06/2000-29/06/2003	1	0.464	—	5,000,000

(乙)相聯公司權益

(i) 股份

董事名稱	相聯公司	普通股股份數目 個人權益	公司權益	總數
周亦卿	其士國際	615,445,993	—	615,445,993
	其士新加坡控股有限公司(「其士新加坡」)	4,375,000	80,000,000*	84,375,000
	其士建築集團有限公司(「其士建築」)	41,036,489	89,385,444*	130,421,933
馮伯坤	其士國際	456,450	—	456,450
郭海生	其士國際	491,083	—	491,083
	其士建築	1,326,437	—	1,326,437
馮和順	其士建築	295,600	—	295,600
簡嘉翰	其士國際	145,200	—	145,200
米原慎一	其士國際	8,160	—	8,160
	其士建築	342	—	342

* *周亦卿博士實益擁有其士國際615,445,993股股份,佔其士國際已發行股本約百分之五十,而其士國際則持有其士新加坡80,000,000股股份及其士建築89,385,444股股份。根據公開權益條例,周博士被視為擁有該等股份之權益,並已就此知會其士新加坡及其士建築。*

(ii) 購股權

董事名稱	相聯公司	授出日期	行使購股權之期限	就購股權支付之代價	購股權之每股行使價格	購股權數目 於期內行使之數目	於二零零一年九月三十日尚未行使之數目
				(港元)	(港元)		
周亦卿	其士國際	17/12/1999	30/06/2000-29/06/2003	1	0.488	—	8,450,000
馮伯坤	其士國際	17/12/1999	30/06/2000-29/06/2003	1	0.488	—	5,350,000
郭海生	其士國際	17/12/1999	30/06/2000-29/06/2003	1	0.488	—	5,350,000
簡嘉翰	其士國際	17/12/1999	30/06/2000-29/06/2003	1	0.488	—	5,000,000

除上文披露者外,於二零零一年九月三十日,根據公開權益條例第二十八條或第三十一條或附表第一部份之規定,概無董事或其配偶或其未滿十八歲之子女被視為擁有本公司或其任何相聯公司(定義見公開權益條例)中證券之任何權益。

主要股東

於二零零一年九月三十日，本公司之唯一主要股東為其士國際集團。根據公開權益條例第十六(一)條須予存置之本公司登記冊內所載，其士國際集團持有本公司股份432,098,666股，佔本公司已發行股本約百分之五十點四十三。

除上文披露者外，就董事所知，概無任何人士於期內擁有任何股份權益或認購股份之權利，相等於本公司已發行股本百分之十或以上。

僱員及薪酬制度

於二零零一年九月三十日，集團僱用約一千名全職員工。期內之員工總開支約為港幣七千萬元。集團之薪酬制度乃根據僱員之工作性質、市場趨勢、公司業績及個別員工之表現而作出定期評估。其他員工福利包括酌情發放花紅獎償、醫療計劃、退休金計劃及僱員購股權計劃等。

審核委員會

審核委員會按聯交所證券上市規則之規定成立，其中成員包括袁天凡先生及米原慎一先生，須於每年最少舉行兩次會議。審核委員會在期內與管理層審閱了集團所採納之會計原則及實務，並討論了核數、內部監管及財務匯報等事項，其中包括審閱未經審核中期財務報表。

購買、出售或贖回上市證券

截至二零零一年九月三十日止六個月內，本公司或其任何附屬公司並無購買、出售或贖回本公司之任何上市證券。

最佳應用守則

董事會認為本公司於二零零一年四月一日至二零零一年九月三十日期間均遵守聯交所上市規則附錄十四所載之最佳應用守則的指引。

致謝

藉此機會，本人謹代表董事會向各股東在期內之支持及全體員工所作的努力與貢獻表示謝意。

承董事會命
主席
周亦卿

香港，二零零一年十二月十八日



CHEVALIER iTECH HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

INTERIM REPORT 2002-2003

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30th September, 2002

	Notes	Unaudited Six months ended 30th September, 2002 HK$'000	2001 HK$'000
Turnover	2	**351,317**	417,933
Cost of sales		**(302,542)**	(342,160)
Gross profit		**48,775**	75,773
Other revenue		**4,546**	7,247
Distribution costs		**(55,345)**	(77,644)
Administrative expenses		**(2,998)**	(4,004)
Other net operating expenses		**1,518**	(2,972)
Loss from operations	3	**(3,504)**	(1,600)
Finance costs		**(30)**	(214)
Share of results of associates		**1,862**	2,941
(Loss) profit before taxation		**(1,672)**	1,127
Taxation	4	**(3,595)**	(4,381)
Net loss for the period		**(5,267)**	(3,254)
Interim dividend	5	**–**	8,568
Loss per share	6		
Basic		**(0.61) cent**	(0.38) cent
Diluted		**N/A**	N/A
Interim dividend per share		**–**	1 cent

CONDENSED CONSOLIDATED BALANCE SHEET

As at 30th September, 2002

	Notes	Unaudited 30th September, 2002 HK$'000	Audite 31st March 200 HK$'00
Non-current assets			
Investment properties		**5,040**	5,04
Property, plant and equipment	7	**31,301**	32,44
Interests in associates		**15,637**	18,64
Investments in securities		**41,200**	72,32
		93,178	128,45
Current assets			
Inventories		**90,531**	71,07
Properties for sale		**1,135**	1,13
Debtors, deposits and prepayments	8	**108,291**	110,60
Amount due from customers for contract work		**5,574**	1,56
Tax recoverable		**1,438**	1,41
Other short-term investments		**7,897**	16,40
Cash and bank balances		**216,749**	170,33
		431,615	372,53
Current liabilities			
Creditors, deposits and accruals	9	**114,021**	90,06
Amount due to ultimate holding company		**6,161**	1,45
Amounts due to customers for contract work		**4,136**	4,45
Bills payable		**571**	57
Deferred service income		**19,165**	18,97
Provision for taxation		**3,276**	32
Unsecured bank overdrafts		**126**	9
		147,456	115,93
Net current assets		**284,159**	256,59
Minority interests		**184**	18
NET ASSETS		**377,153**	384,86
Capital and reserves			
Share capital		**85,678**	85,67
Reserves		**291,475**	299,19
SHAREHOLDERS' FUNDS		**377,153**	384,86

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30th September, 2002

	Share Capital *HK$'000*	Share premium *HK$'000*	Capital reserve *HK$'000*	Capital redemption reserve *HK$'000*	Other property revaluation reserve *HK$'000*	Exchange fluctuation reserve *HK$'000*	Dividend reserve *HK$'000*	Retained profits *HK$'000*	Total *HK$'000*
At 1st April, 2002	85,678	223,434	18,231	14	1.134	587	-	55,790	384,868
Exchange difference on translation of financial statements of overseas subsidiaries	-	-	-	-	-	(2,448)	-	-	(2,448)
Net loss for the period	-	-	-	-	-	-	-	(5,267)	(5,267)
At 30th September, 2002	85,678	223,434	18,231	14	1,134	(1,861)	-	50,523	377,153

	Share Capital *HK$'000*	Share premium *HK$'000*	Capital reserve *HK$'000*	Capital redemption reserve *HK$'000*	Other property revaluation reserve *HK$'000*	Exchange fluctuation reserve *HK$'000*	Dividend reserve *HK$'000*	Retained profits *HK$'000*	Total *HK$'000*
At 1st April, 2001 as previously reported	85,678	223,434	18,231	14	991	(550)	-	73,787	401,585
Prior year adjustment:									
Retrospective recognition of impairment of goodwill held in reserves	-	-	11,742	-	-	-	-	(11,742)	-
Effect of adopting SSAP 9 (Revised)	-	-	-	-	-	-	8,568	-	8,568
At 1st April, 2001 as restated	85,678	223,434	29,973	14	991	(550)	8,568	62,045	410,153
Exchange difference on translation of financial statements of overseas subsidiaries	-	-	-	-	-	668	-	-	668
Net loss for the period	-	-	-	-	-	-	-	(3,254)	(3,254)
Dividend	-	-	-	-	-	-	8,568	(8,568)	-
At 30th September, 2001	85,678	223,434	29,973	14	991	118	17,136	50,223	407,567

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
For the six months ended 30th September, 2002

	Unaudited Six months ended 30th September,	
	2002	2001
	HK$'000	*HK$'000*
Net cash inflow (outflow) from operating activities	**35,653**	(53,33
Net cash inflow (outflow) from investing activities	**5,970**	(1,02
Net cash inflow (outflow) from financing activities	**4,705**	(2,60
Increase (decrease) in cash and cash equivalents	**46,328**	(56,96
Cash and cash equivalents at beginning of period	**170,240**	233,71
Effect of foreign exchange rate changes	**55**	85
Cash and cash equivalents at end of period	**216,623**	177,61
Analysis of the balances of cash and cash equivalents		
Cash and bank balances	**216,749**	178,87
Bank overdrafts	**(126)**	(1,26
	216,623	177,61

NOTES TO CONDENSED FINANCIAL STATEMENTS

For the six months ended 30th September, 2002

1. Significant accounting policies

The condensed interim financial statements have been prepared in accordance with Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants.

The accounting policies adopted in these condensed interim financial statements have been prepared on a basis consistent with the principal accounting policies as stated in the financial statements for the year ended 31st March, 2002, except that the following new and revised SSAPs have been adopted for the first time in the preparation of the current period's condensed financial statements:

SSAP 1 (Revised)	:	Presentation of financial statements
SSAP 11 (Revised)	:	Foreign currency translation
SSAP 15 (Revised)	:	Cash flow statements
SSAP 34	:	Employee benefits

Statement of change in equity

In accordance with SSAP 1 (Revised), the requirement for presenting a statement of recognised gains and losses has changed to presenting a statement of changes in equity. The condensed consolidated statement of changes in equity for the current period has been presented accordingly.

Foreign currency translation

The main revision in SSAP 11 (Revised) is that in preparing the consolidation of financial statements, the income statements of the Group's operations outside Hong Kong have to be translated at the average rates for the period rather than at the exchange rates ruling on the balance sheet date. This change in accounting policy has not had any material effect on the results for current and prior accounting periods.

Cash flow statements

Under SSAP 15 (Revised), cash flows are classified by operating, investing and financing activities. In addition, the amount presented for cash and cash equivalents have been amended to exclude short-term bank loans which are financing in nature. The condensed consolidated cash flow statement has been presented in accordance with this revised SSAP.

Employee benefits

SSAP 34 prescribes the accounting treatment and disclosures for employee benefits. This SSAP has not had any material effect on the results for the current and prior accounting periods.

NOTES TO CONDENSED FINANCIAL STATEMENTS *(Continued)*

2. Segment information

Turnover and segment information for the six months ended 30th September, 2002.

(a) By business segments

	Computer equipment	Office equipment	Tele-communication systems and services	Technical and maintenance services	IT & network solution	Trading of general merchandise	Others	Tota
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'00*
Six months ended 30th September, 2002								
TURNOVER								
Total sales	154,640	77,137	74,957	33,199	32,464	10,565	9,246	392,20
Inter-segment sales	(7,640)	(21,553)	(5,523)	(3,962)	(2,020)	(193)	-	(40,89
External sales	147,000	55,584	69,434	29,237	30,444	10,372	9,246	351,31
RESULT								
Segment result	4,632	432	(7,035)	4,040	(2,426)	(3,018)	(2,987)	(6,36
Interest and other income								3,15
Unallocated corporate expenses								(29
Loss from operations								(3,50
Finance costs								(3
Share of results of associates	-	1,862	-	-	-	-	-	1,86
Loss before taxation								(1,67
Taxation								(3,5
Net loss for the period								(5,2

NOTES TO CONDENSED FINANCIAL STATEMENTS *(Continued)*

2. Segment information *(Continued)*

(a) By business segments *(Continued)*

	Computer equipment HK$'000	Office equipment HK$'000	Tele-communication systems and services HK$'000	Technical and maintenance services HK$'000	IT & network solution HK$'000	Trading of general merchandise HK$'000	Others HK$'000	Total HK$'000
Six months ended 30th September, 2001								
TURNOVER								
Total sales	139,116	87,826	137,765	52,352	32,858	19,450	-	469,367
Inter-segment sales	(8,842)	(23,400)	(10,971)	(6,245)	(1,254)	(722)	-	(51,434)
External sales	130,274	64,426	126,794	46,107	31,604	18,728	-	417,933
RESULT								
Segment result	882	(866)	(4,686)	6,531	(5,197)	(2,751)	1,323	(4,764)
Interest and other income								4,573
Unallocated corporate expenses								(1,409)
Loss from operations								(1,600)
Finance costs								(214)
Share of results of associates	-	2,941	-	-	-	-	-	2,941
Profit before taxation								1,127
Taxation								(4,381)
Net loss for the period								(3,254)

(b) By geographical segments

	Six months ended 30th September,			
	Turnover		Contribution to profit (loss) from operations	
	2002	2001	**2002**	2001
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Hong Kong	**264,995**	285,982	**(1,478)**	(2,307)
The Mainland	**27,785**	61,788	**(3,626)**	(3,237)
Thailand	**54,452**	65,445	**3,596**	4,906
Others	**4,085**	4,718	**(1,996)**	(962)
	351,317	417,933	**(3,504)**	(1,600)

NOTES TO CONDENSED FINANCIAL STATEMENTS *(Continued)*

3. Loss from operations

	Six months ended 30th September,	
	2002	2001
	HK$'000	*HK$'000*
Loss from operations is arrived at after charging		
Cost of stock sold	**244,525**	300,311
Depreciation on property, plant and equipment	**3,266**	4,377
Operating lease payments in respect of renting of premises	**16,674**	20,588
Staff costs, including directors' emoluments	**53,057**	69,697

4. Taxation

	Six months ended 30th September,	
	2002	2001
	HK$'000	*HK$'000*
Current taxation		
Company and subsidiaries		
Hong Kong	**1,791**	2,123
Overseas	**1,513**	1,782
Associates		
Hong Kong	**291**	476
	3,595	4,381

Provision for Hong Kong profits tax is calculated at the rate of 16% (2001: 16%) on the estimated assessable profits less available tax relief for losses brought forward of each individual company.

Provision for overseas taxation is calculated based on the rates applicable to the relevant local legislation on the estimated assessable profits.

5. Interim dividend

	Six months ended 30th September,	
	2002	2001
	HK$'000	*HK$'000*
Interim dividend		
2001: HK$0.01 per share on 856,779,352 shares	**–**	8,568

NOTES TO CONDENSED FINANCIAL STATEMENTS *(Continued)*

6. Loss per share

Basic loss per share is calculated based on the loss for the period of HK$5,267,000 (2001: HK$3,254,000) and on the weighted average number of ordinary shares issued of 856,779,352 (2001: 856,779,352) shares.

No diluted loss per share is presented for the periods ended 30th September, 2002 and 30th September, 2001 as the exercise of the Company's outstanding share options would result in a decrease in net loss per share.

7. Property, plant and equipment

For the six months ended 30th September, 2002, the Group acquired property, plant and equipment of HK$3,450,000 and disposed of property, plant and equipment of HK$3,970,000.

8. Debtors, deposits and prepayments

The ageing analysis of trade debtors is as follows:

	As at 30th September, 2002 *HK$'000*	As at 31st March, 2002 *HK$'000*
0–60 days	**62,353**	45,030
61–90 days	**3,234**	5,110
Over 90 days	**8,199**	10,417
Total	**73,786**	60,557

The Group normally allows an average credit period of 60 days to its trade customers.

9. Creditors, deposits and accruals

The ageing analysis of trade creditors is as follows:

	As at 30th September, 2002 *HK$'000*	As at 31st March, 2002 *HK$'000*
0–60 days	**58,767**	32,358
61–90 days	**655**	56
Over 90 days	**1,919**	11,380
Total	**61,341**	43,794

NOTES TO CONDENSED FINANCIAL STATEMENTS *(Continued)*

10. Contingent liabilities

At the balance sheet date:

The Company has contingent liabilities in respect of:

(i) guarantees issued for banking facilities extended to its subsidiaries amounting to HK$9,293,000 (31st March, 2002: HK$4,750,000).

(ii) guarantees issued for performance under contracts and rendering of services of certain subsidiaries amounting to HK$3,523,000 (31st March, 2002: HK$2,670,000).

11. Operating lease

(a) The Group as lessee

The Group has total future aggregate minimum lease payments under non-cancellable operating leases in respect of renting of premises as follows:

	As at 30th September, 2002 ***HK$'000***	As at 31st March, 2002 *HK$'000*
Within one year	**12,928**	22,936
In the second to fifth years inclusive	**1,869**	4,587
	14,797	27,523

Leases are negotiated and rentals are fixed for an average term of 2 years.

(b) The Group as lessor

The investment properties were leased out for a period of 2 years and the leases did not have any renewal options given to the lessees. The future minimum lease payments receivable by the Group under non-cancellable operating leases for each of the following periods are:

	As at 30th September, 2002 ***HK$'000***	As at 31st March, 2002 *HK$'000*
Within one year	**301**	450
In the second to fifth years inclusive	**–**	33
	301	483

12. Comparative figures

Certain comparative figures have been reclassified in order to conform with the presentation of current period.

INTERIM DIVIDEND

The Board of Directors has resolved not to declare any interim dividend for the six months ended 30th September, 2002 (2001: HK1 cent).

OVERVIEW

The Group's turnover and profitability for the six months ended 30th September, 2002 were adversely affected by the depressed business climate. The Group recorded a turnover of approximately HK$351 million, representing a decrease of 16% over the same period last year. The operating loss during the period was approximately HK$3.5 million compared with loss of HK$1.6 million over the same period of last year. Loss per share was HK0.61 cent.

MANAGEMENT DISCUSSION AND ANALYSIS

During the period, the Computer Division recorded growth in both turnover and profit despite facing the keen price competition in the market. The improved performance was mainly as a result of our continuing efforts in controlling cost and improving operating efficiency. As the computer market is dynamic and fast changing, the Group has focused on improving the cost structure in order to remain competitive in such challenging market.

The performance of the IT and Network Solutions Division improved, reflecting the effectiveness of our marketing strategies and cost control measures. The Group will continue to improve its operating efficiency and pursue business opportunities from both public and private sector.

As the telecommunication products market has evolved into a mature stage, accompanied by the weak consumer confidence and the intensified competition among local network operators, the prices of our products and services inevitably faced significant pressure. In order to improve the results of our telecommunication stores, the Group continues, apart from pursuing stringent cost control measures, to review the result of each outlet and close those non-profitable ones. At the end of the period this year, the number of the Group's mobile phone retail outlets has been significantly reduced from 51 to 29 compared with the same period last year. The Group currently operates 8 Chevalier Shops and 21 mobile franchise shops in total.

The performance of the Office Equipment Division during the period was below expectation due to the slowdown of market in the region. However, the performance of the Hong Kong operation was encouraging with growth in both sales and profits. The improved performance was mainly driven by the introduction of new product line to the market at competitive prices.

Contribution from the After-Sales Services Division declined compared with the same period last year. In order to improve its competitiveness, the Group will continue its effort in strengthening its technical and maintenance teams in order to provide quality services to customers.

Despite the less-than-expected performance of the Thailand operation compared with the same period of last year, it remained to contribute significantly to the Group's results. The setback in the operating profits was due to the weakness in the sale of cabling and telecommunication system and related services. However, the effect of such decline has been partly overcome by savings derived from cost reduction. Moreover, the profits derived from the sale of notebook computer and related products increased whilst the sale of office equipment remained steady. The Group continues to monitor the operation in Thailand closely in order to capture the advantage of different business cycle arise therefrom.

FINANCIAL REVIEW

As at 30th September, 2002, the Group's total net assets amounted to approximately HK$377 million (HK$385 million as at 31st March, 2002).

Total debt to equity ratio was 0.03% (0.03% as at 31st March, 2002) and net debt to equity ratio was nil (Nil as at 31st March, 2002), which are expressed as a percentage of bank and other borrowings, and net borrowings respectively, over the total net assets of HK$377 million (HK$385 million as at 31st March, 2002).

At the balance sheet date, the Group's bank and other borrowings amounted to HK$126,000 (HK$98,000 as at 31st March, 2002). Cash and deposit at bank amounted to HK$217 million (HK$170 million as at 31st March, 2002) and there are no net borrowings for the two years.

Finance costs for the period amounted to HK$30,000 (HK$228,000 as at 31st March, 2002).

The Company has provided guarantees in respect of loan facilities granted to subsidiary companies amounting to HK$9.29 million (HK$4.75 million as at 31st March, 2002).

The Group adopts conservative treasury policies in cash and financial management. To achieve better risk control and minimise cost of funds, the Group's treasury activities are centralised. Cash is generally placed in short-term deposits mostly denominated in Hong Kong or US dollars. The Group's liquidity and financing requirements are frequently reviewed. In anticipating new investments or maturity of bank loans, the Group will consider new financing while maintaining an appropriate level of gearing.

PROSPECTS

The global economy remains sluggish mainly due to the weak capital spending. Companies have slashed investment plans and continue to downsize as they are not sure of the future prospects. The net result is the stagnated growth, weak labour market and depressed consumer confidence in most of the industrial countries. Even though interest rates in the US have been reduced to its record low over 40 years, the improvement in economic activity has been unconvincing. The tension in the Middle East, threat of terrorist attacks and persistent deflation have further adversely affected investor and consumer confidence.

The domestic consumption remains weak due to the unfavourable global and domestic economic climate. The outlook for the Hong Kong economy will mainly depend on the growth of external trade and the success of the internal structural reform. As both the global and local economy remain weak despite the modest recovery in the third quarter of 2002, the Group anticipates that 2003 will be another difficult year. Deflation will persist, as fund outflows induce a contraction in credit, exerting downside pressure on prices. However, as Hong Kong is moving towards a knowledge-based society and looking for the integration with the fast-growing Pearl River Delta region, the Group anticipates that prospects in the region can bring along with lots of opportunities to the growth of domestic economy. Corporations will then increase its capital expenditure and the demand for telecommunications services and high technology products will rebound rapidly with the turnaround of the local economy. As part of the Group's strategic development, the Group will make use of its well-established network and experience in Hong Kong and the South East Asian countries and look for opportunities to distribute office equipment and telecommunication products manufactured in the Mainland to countries in the region.

PROSPECTS *(Continued)*

Looking forward, the Group will adhere to the stringent cost control measures by optimizing inventory level and reducing operating expenses. The Management will strive to consolidate its business units and actively reposition its business strategy in order to cater for the fast changing markets. With our solid foundation in the IT industry and the effective Management, the Group is in a strong position to take on the challenges ahead.

DIRECTORS' INTERESTS IN SECURITIES

As at 30th September, 2002, the interests of the Directors in the share capital of the Company and its associated corporations (as defined in the Securities (Disclosure of Interests) Ordinance ("the SDI Ordinance")) which have been notified to the Company and The Stock Exchange of Hong Kong Limited ("the Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies or required to be recorded in the register of the Company pursuant to Section 29 of the SDI Ordinance were as follows:

(a) Interests in the Company – Shares

	Number of ordinary shares		
Name of Director	**Personal interests**	**Corporate interests**	**Total**
CHOW Yei Ching	34,079,270	433,466,666*	467,545,936
FUNG Pak Kwan	12,900,000	–	12,900,000
KUOK Hoi Sang	12,000,000	–	12,000,000
KAN Ka Hon	2,256,000	–	2,256,000
Shinichi YONEHARA	3,004	–	3,004

* *Dr CHOW Yei Ching beneficially owned 640,527,782 shares in Chevalier International Holdings Limited ("CIHL"), representing approximately 50.23% of the issued share capital of CIHL, which in turn was interested in 433,466,666 shares of the Company. Dr Chow was deemed to be interested in these shares under the SDI Ordinance and these shares were same as those shares described in "Substantial Shareholder" below.*

DIRECTORS' INTERESTS IN SECURITIES *(Continued)*

(b) Interests in Associated Corporations – Shares

Name of Director	Associated corporations	Number of ordinary shares Personal interests	Corporate interests	Total
CHOW Yei Ching	CIHL	640,527,782	–	640,527,782
	Chevalier Singapore Holdings Limited ("CSHL")	–	99,813,000*	99,813,000
	Chevalier Construction Holdings Limited ("CCHL")	61,036,489	89,385,444*	150,421,933
FUNG Pak Kwan	CIHL	456,450	–	456,450
KUOK Hoi Sang	CIHL	491,083	–	491,083
	CCHL	1,326,437	–	1,326,437
KAN Ka Hon	CIHL	145,200	–	145,200
Shinichi YONEHARA	CIHL	8,160	–	8,160
	CCHL	342	–	342

* *Dr CHOW Yei Ching had notified CSHL and CCHL that under the SDI Ordinance, he was deemed to be interested in 99,813,000 shares in CSHL and 89,385,444 shares in CCHL which were all held by CIHL as Dr Chow beneficially owned 640,527,782 shares in CIHL, representing approximately 50.23% of the issued share capital of CIHL.*

In addition, certain Directors personally hold share options to subscribe for ordinary shares of the Company and its associated corporations as disclosed under the paragraph "Share Option Scheme" below.

Save as disclosed above and in "Share Option Scheme" stating below, as at 30th September, 2002, none of the Directors of the Company nor their spouses nor children under the age of 18 had or were deemed to have any interest in the securities of the Company or any of its associated corporations (as defined in the SDI Ordinance) or were granted any right to subscribe for securities of the Company or any of its associated corporations or exercised such right during the period under review pursuant to Section 28 of the SDI Ordinance or under Section 31 or Part I of the Schedule to the SDI Ordinance.

SHARE OPTION SCHEME

Details of the share options outstanding as at 30th September, 2002 which have been granted under the share option schemes of the Company and its associated corporations adopted by their respective shareholders on 30th September, 1991 were as follows:

(a) Interests in the Company – Share Options

				Number of share options				
Name of Director	Date of grant	Period during which options are exercisable	Exercise price per option (HK$)	Balance as at 1st April, 2002	Exercised during the period	Cancelled during the period	Lapsed during the period	Outstanding as at 30th September, 2002
CHOW Yei Ching	17/12/1999	30/06/2000 - 29/06/2003	0.464	7,000,000	-	-	-	7,000,000
FUNG Pak Kwan	17/12/1999	30/06/2000 - 29/06/2003	0.464	6,550,000	-	-	-	6,550,000
KUOK Hoi Sang	17/12/1999	30/06/2000 - 29/06/2003	0.464	5,000,000	-	-	-	5,000,000
KAN Ka Hon	17/12/1999	30/06/2000 - 29/06/2003	0.464	5,000,000	-	-	-	5,000,000
Lily CHOW	17/12/1999	30/06/2000 - 29/06/2003	0.464	5,000,000	-	-	-	5,000,000

As at 30th September, 2002, the number of shares in respect of which options had been granted under the share option scheme adopted by the shareholders of the Company on 30th September, 1991 was 28,550,000, representing 3.3% of the shares of the Company in issue at that date.

(b) Interests in Associated Corporations – Share Options

					Number of share options				
Name of Director	Associated corporation	Date of grant	Period during which options are exercisable	Exercise price per option (HK$)	Balance as at 1st April, 2002	Exercised during the period	Cancelled during the period	Lapsed during the period	Outstanding as at 30th September, 2002
CHOW Yei Ching	CIHL	17/12/1999	30/06/2000 - 29/06/2003	0.488	8,450,000	-	-	-	8,450,000
FUNG Pak Kwan	CIHL	17/12/1999	30/06/2000 - 29/06/2003	0.488	5,350,000	-	-	-	5,350,000
KUOK Hoi Sang	CIHL	17/12/1999	30/06/2000 - 29/06/2003	0.488	5,350,000	-	-	-	5,350,000
KAN Ka Hon	CIHL	17/12/1999	30/06/2000 - 29/06/2003	0.488	5,000,000	-	-	-	5,000,000

A new share option scheme ("the New Scheme") was approved by the shareholders of the Company at the 2002 Annual General Meeting of the Company held on 20th September, 2002. The New Scheme fully complies with Chapter 17 of the Rules Governing the Listing of Securities on the Stock Exchange ("the Listing Rules"). A summary of the terms of the New Scheme was contained in the Company's circular dated 30th July, 2002. During the period under review, no share option was granted, exercised, cancelled or lapsed under the New Scheme. There was no outstanding option under the New Scheme at the beginning and at the end of the period under review.

ARRANGEMENT FOR ACQUISITION OF SHARES OR DEBENTURES

Except for the share option scheme adopted by the Company and the share options granted to certain Directors, at no time during the period was the Company or its holding company or any of its subsidiaries or fellow subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDER

As at 30th September, 2002, the sole substantial shareholder of the Company was CIHL Group which held 433,466,666 shares, representing approximately 50.59% of the issued share capital of the Company as recorded in the register of the Company required to be kept under Section 16(1) of the SDI Ordinance.

Save as disclosed above, none of the Directors is aware of any other person having an interest in shares, or right to subscribe for shares, equivalent to 10% or more of the issued share capital of the Company during the period.

EMPLOYEES AND REMUNERATION POLICIES

As at 30th September, 2002, the Group employed approximately 820 full time staff globally. Total staff costs amounted to approximately HK$53 million for the period under review. The remuneration policies are reviewed periodically on the basis of the nature of job, market trend, company performance and individual performance. Other staff benefits include bonuses awarded on a discretionary basis, medical schemes, retirement schemes and employees' share option scheme.

AUDIT COMMITTEE

The Audit Committee, which was established pursuant to the requirements of the Listing Rules comprised Messrs Shinichi YONEHARA, YUEN Tin Fan, Francis who retired on 20th September, 2002 and WU King Cheong who was appointed on 7th October, 2002, the Independent Non-Executive Directors of the Company. During the period, the Audit Committee has reviewed with the Management the accounting principles and practices adopted by the Group and discussed auditing, internal controls and financial reporting matters including the review of unaudited interim financial statements.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the six months ended 30th September, 2002.

CODE OF BEST PRACTICE

In the opinion of the Directors, the Company has complied with the guidelines for the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the period from 1st April, 2002 to 30th September, 2002.

APPRECIATION

2002 has been a bumpy year for Hong Kong, during which the Group has been confronted with many challenges in both economic and political aspects. On behalf of the Board, I would like to take this opportunity to truly thank all staff for their concerted effort which has enabled the Group to move through these rough and difficult times smoothly.

By Order of the Board
CHOW Yei Ching
Chairman

Hong Kong, 16th December, 2002

website: http://www.chevalier-itech.com



其 士 科 技 控 股 有 限 公 司

（於百慕達註冊成立之有限公司）

二零零二至二零零三年度中期業績報告

簡明綜合收益表

截至二零零二年九月三十日止六個月

	附註	未經審核 截至九月三十日止六個月 二零零二年 港幣千元	 二零零一年 港幣千元
營業額	2	**351,317**	417,933
銷售成本		**(302,542)**	(342,160)
毛利		**48,775**	75,773
其他收益		**4,546**	7,247
經銷成本		**(55,345)**	(77,644)
行政支出		**(2,998)**	(4,004)
其他經營淨支出		**1,518**	(2,972)
經營虧損	3	**(3,504)**	(1,600)
財務費用		**(30)**	(214)
所佔聯營公司業績		**1,862**	2,941
除稅前（虧損）溢利		**(1,672)**	1,127
稅項	4	**(3,595)**	(4,381)
期內虧損		**(5,267)**	(3,254)
中期股息	5	**–**	8,568
每股虧損	6		
基本		**(0.61) 仙**	(0.38) 仙
攤薄		**不適用**	不適用
每股中期股息		**–**	1 仙

簡明綜合資產負債表

二零零二年九月三十日結算

	附註	**未經審核 二零零二年 九月三十日 *港幣千元***	經審核 二零零二年 三月三十一日 *港幣千元*
非流動資產			
投資物業		**5,040**	5,040
物業、廠房及設備	7	**31,301**	32,445
聯營公司權益		**15,637**	18,646
證券投資		**41,200**	72,322
		93,178	128,453
流動資產			
存貨		**90,531**	71,073
待售物業		**1,135**	1,135
應收帳款、存出按金及預付款項	8	**108,291**	110,600
就合約工程應向客戶收取的款項		**5,574**	1,568
可取回稅項		**1,438**	1,419
其他短期投資		**7,897**	16,405
現金及銀行存款		**216,749**	170,338
		431,615	372,538
流動負債			
應付款項、存入按金及應付費用	9	**114,021**	90,060
應付最終控股公司款項		**6,161**	1,456
就合約工程應向客戶支付的款項		**4,136**	4,452
應付票據		**571**	570
遞延服務收入		**19,165**	18,974
課稅準備		**3,276**	329
無抵押銀行透支		**126**	98
		147,456	115,939
流動資產淨值		**284,159**	256,599
少數股東權益		**184**	184
資產淨值		**377,153**	384,868
股本及儲備			
股本		**85,678**	85,678
儲備		**291,475**	299,190
股東資金		**377,153**	384,868

簡明綜合權益變動表
截至二零零二年九月三十日止六個月

	股本 港幣千元	股本溢價 港幣千元	資本儲備 港幣千元	資本贖回儲備 港幣千元	其他物業重估儲備 港幣千元	外匯兌換浮動儲備 港幣千元	股息儲備 港幣千元	保留溢利 港幣千元	合計 港幣千元
於二零零二年四月一日	85,678	223,434	18,231	14	1,134	587	–	55,790	384,868
申算海外附屬公司財務報告所產生之兌換差額	–	–	–	–	–	(2,448)	–	–	(2,448)
期內虧損	–	–	–	–	–	–	–	(5,267)	(5,267)
於二零零二年九月三十日	85,678	223,434	18,231	14	1,134	(1,861)	–	50,523	377,153

	股本 港幣千元	股本溢價 港幣千元	資本儲備 港幣千元	資本贖回儲備 港幣千元	其他物業重估儲備 港幣千元	外匯兌換浮動儲備 港幣千元	股息儲備 港幣千元	保留溢利 港幣千元	合計 港幣千元
二零零一年四月一日結存如前記錄	85,678	223,434	18,231	14	991	(550)	–	73,787	401,585
上年度之帳目調整：									
追溯性確認儲備之商譽減值	–	–	11,742	–	–	–	–	(11,742)	–
採納會計實務準則第九號（經修訂）之影響	–	–	–	–	–	–	8,568	–	8,568
二零零一年四月一日結存之重列	85,678	223,434	29,973	14	991	(550)	8,568	62,045	410,153
申算海外附屬公司財務報告所產生之兌換差額	–	–	–	–	–	668	–	–	668
期內虧損	–	–	–	–	–	–	–	(3,254)	(3,254)
股息	–	–	–	–	–	–	8,568	(8,568)	–
於二零零一年九月三十日	85,678	223,434	29,973	14	991	118	17,136	50,223	407,567

簡明綜合現金流動表

截至二零零二年九月三十日止六個月

	未經審核 截至九月三十日止六個月 二零零二年 港幣千元	 二零零一年 港幣千元
經營業務之現金注入(支出)淨額	**35,653**	(53,332)
投資業務之現金注入(支出)淨額	**5,970**	(1,025)
融資注入(支出)之現金淨額	**4,705**	(2,604)
現金及等同現金之增加(減少)	**46,328**	(56,961)
期初之現金及等同現金項目	**170,240**	233,719
匯兌調整	**55**	855
期末之現金及等同現金項目	**216,623**	177,613
現金及等同現金結餘之分析		
現金及銀行存款	**216,749**	178,878
銀行透支	**(126)**	(1,265)
	216,623	177,613

簡明財務報告附註

截至二零零二年九月三十日止六個月

1. 主要會計政策

此中期簡明財務報表乃根據香港會計師公會頒佈之會計實務準則(「會計實務準則」)第25號「中期財務報告」之規定編製。

此中期簡明財務報表所採納之會計政策乃與本集團截至二零零二年三月三十一日止之財務報表中所載之主要會計政策相符，惟於編製本期之簡明財務報表時首次採納下列新／經修訂之「會計實務準則」除外：

會計實務準則第1號(經修訂)	:	財務報表之呈報
會計實務準則第11號(經修訂)	:	外幣換算
會計實務準則第15號(經修訂)	:	現金流動表
會計實務準則第34號	:	僱員福利

權益變動表

根據會計準則第1號(經修訂)，呈列已確認盈虧表之要求已改為呈列權益變動表。因此，期內之簡明綜合權益變動表已據此呈列。

外幣換算

會計準則第11號(經修訂)之主要修訂為編製綜合財務報表時，本集團於香港以外業務之收益表須以期內之平均匯率而非結算日之滙率進行換算。此項會計政策之變動並無對期內及過往之會計期間之業績造成任何重大影響。

現金流動表

根據會計準則第15號(經修訂)，現金流量已按經營業務、投資及融資活動劃分，而融資性質之短期銀行貸款則不會計入現金及現金等價物中。簡明綜合現金流動表已根據此經修訂會計準則呈列。

僱員福利

會計準則第34號規定僱員福利之會計處理及披露事宜。此項會計準則對本會計期間及過往會計期間之業績並無重大影響。

簡明財務報告附註 *(續)*

2. 分類資料

截至二零零二年九月三十日止之營業額及分類資料。

(甲) 以業務區劃

	電腦設備	辦工室設備	電訊系統及服務	技術及保養服務	科技及網絡技術	一般商品貿易	其他	總數
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
截至二零零二年九月三十日止六個月								
營業額								
總銷售	154,640	77,137	74,957	33,199	32,464	10,565	9,246	392,208
內部分類銷售	(7,640)	(21,553)	(5,523)	(3,962)	(2,020)	(193)	–	(40,891)
對外銷售	147,000	55,584	69,434	29,237	30,444	10,372	9,246	351,317
業績								
分類業績	4,632	432	(7,035)	4,040	(2,426)	(3,018)	(2,987)	(6,362)
利息及其他收入								3,157
未分配公司支出								(299)
經營虧損								(3,504)
財務費用								(30)
所佔聯營公司業績	–	1,862	–	–	–	–	–	1,862
除稅前虧損								(1,672)
稅項								(3,595)
期內虧損								(5,267)

簡明財務報告附註 *(續)*

2. 分類資料 *(續)*

(甲) 以業務區劃 *(續)*

	電腦設備	辦工室設備	電訊系統及服務	技術及保養服務	科技及網絡技術	一般商品貿易	其他	總數
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
截至二零零一年九月三十日止六個月								
營業額								
總銷售	139,116	87,826	137,765	52,352	32,858	19,450	–	469,367
內部分類銷售	(8,842)	(23,400)	(10,971)	(6,245)	(1,254)	(722)	–	(51,434)
對外銷售	130,274	64,426	126,794	46,107	31,604	18,728	–	417,933
業績								
分類業績	882	(866)	(4,686)	6,531	(5,197)	(2,751)	1,323	(4,764)
利息及其他收入								4,573
未分配公司支出								(1,409)
經營虧損								(1,600)
財務費用								(214)
所佔聯營公司業績	–	2,941	–	–	–	–	–	2,941
除税前溢利								1,127
税項								(4,381)
期內虧損								(3,254)

(乙) 以地區區劃

	截至九月三十日止六個月			
	營業額		經營溢利(虧損)之貢獻	
	二零零二年	二零零一年	**二零零二年**	二零零一年
	港幣千元	*港幣千元*	***港幣千元***	*港幣千元*
香港	**264,995**	285,982	**(1,478)**	(2,307)
中國內地	**27,785**	61,788	**(3,626)**	(3,237)
泰國	**54,452**	65,445	**3,596**	4,906
其他	**4,085**	4,718	**(1,996)**	(962)
	351,317	417,933	**(3,504)**	(1,600)

簡明財務報告附註(續)

3. 經營虧損

	截至九月三十日止六個月	
	二零零二年	二零零一年
	港幣千元	港幣千元
經營虧損已扣除下列各項目		
售出存貨之成本	**244,525**	300,311
物業、廠房及設備折舊	**3,266**	4,377
營業性租賃之樓宇租用支出	**16,674**	20,588
員工開支，包括董事之酬金	**53,057**	69,697

4. 稅項

	截至九月三十日止六個月	
	二零零二年	二零零一年
	港幣千元	港幣千元
現時稅項		
本公司及其附屬公司		
香港	**1,791**	2,123
海外	**1,513**	1,782
聯營公司		
香港	**291**	476
	3,595	4,381

香港利得稅準備乃根據本集團各公司之估計應課稅溢利減可運用之前期虧損稅務寬減及按稅率16%(二零零一零年：16%)計算。

海外之課稅準備乃按照各公司當地之法例及估計應課稅溢利計算。

5. 中期股息

	截至九月三十日止六個月	
	二零零二年	二零零一年
	港幣千元	港幣千元
中期股息		
二零零一年：每股港幣1仙予856,779,352股	**–**	8,568

簡明財務報告附註 *(續)*

6. 每股虧損

每股虧損之計算乃根據期內虧損港幣5,267,000元(二零零一年：港幣3,254,000元)及普通股加權平均股數856,779,352(二零零一年：856,779,352)股計算。

因行使本公司之股份認購股權將引致每股虧損減少，故於截至二零零二年九月三十日及二零零一年九月三十日止期內之帳目內，並未有列出每股攤薄虧損。

7. 物業、廠房及設備

截至二零零二年九月三十日止六個月，本集團收購及出售物業、廠房及設備分別為港幣3,450,000元及港幣3,970,000元。

8. 應收帳款、存出按金及預付款項

以下為應收貨款之帳齡分析：

	於二零零二年九月三十日 *港幣千元*	於二零零二年三月三十一日 *港幣千元*
0－60天	**62,353**	45,030
61－90天	**3,234**	5,110
逾90天	**8,199**	10,417
總計	**73,786**	60,557

本集團在正常情況下給予其貿易客戶平均60天信貸期。

9. 應付款項、存入按金及應付費用

以下為應付貨款之帳齡分析：

	於二零零二年九月三十日 *港幣千元*	於二零零二年三月三十一日 *港幣千元*
0－60天	**58,767**	32,358
61－90天	**655**	56
逾90天	**1,919**	11,380
總計	**61,341**	43,794

簡明財務報告附註 *(續)*

10. 或然負債

在結算日時：

本公司有以下或然負債：

(i) 為附屬公司之銀行信貸作出之擔保，共港幣9,293,000元(二零零二年三月三十一日：港幣4,750,000元)。

(ii) 為若干附屬公司履約作出擔保共港幣3,523,000元(二零零二年三月三十一日：港幣2,670,000元)。

11. 營業性租賃

(a) 本集團作為承租人

本集團有關土地及樓房不可撤銷之營業性租約而須於未來支付之最低租賃付款如下：

	於二零零二年九月三十日 *港幣千元*	於二零零二年三月三十一日 *港幣千元*
一年內	**12,928**	22,936
二至五年內	**1,869**	4,587
	14,797	27,523

租約經商議達成之租期平均固定為兩年。

(b) 本集團作為出租人

投資物業租期為兩年及並無給予租戶可續約之選擇。根據與租戶訂立於下列期間之不註銷之營業性租約，本集團日後可收取之最低租金如下：

	於二零零二年九月三十日 *港幣千元*	於二零零二年三月三十一日 *港幣千元*
一年內	**301**	450
第二至第五年(包括首尾兩年)	**—**	33
	301	483

12. 比較數字

若干比較數字已重新分類列出，以符合本期內之呈列方式。

中期股息

董事會議決不派發截至二零零二年九月三十日止六個月之中期股息(二零零一年：港幣一仙)。

整體回顧

受營商氣候不景氣之不利影響下，本集團在截至二零零二年九月三十日止六個月營業額約為港幣三億五千一百萬元，較去年同期下降百分之十六。期內錄得之經營虧損約為港幣三百五十萬元，去年則錄得虧損港幣一百六十萬元，每股虧損為港幣零點六一仙。

管理層討論及分析

儘管面對市場之激烈價格競爭，電腦部門於期內之營業額及溢利均錄得增長，大致體現了本集團在不斷致力控制成本及提升營運效率方面之成果。鑑於電腦市場之發展一日千里，本集團將專注改善成本結構，以期在這樣充滿挑戰之市場下保持競爭力。

資訊科技及網絡方案部門於期內之表現有所改善，反映其市場推廣策略及成本控制措施均告湊效。本集團將繼續致力提升營運效率，並在公營及商營機構物色商機。

鑑於電訊產品市場已步入成熟階段，加上市場仍受困於消費信心持續低落及本地網絡經營商之競爭日益白熱化，本集團之產品及服務價格因而嚴重受壓。為了改善旗下電訊商鋪之業績，本集團除了繼續實行嚴控成本之措施外，並不斷檢討每間分店之業績，將未能提供盈利之店鋪關閉。於本年度期結，本集團之流動電話零售分店由去年同期之五十一間大幅減至二十九間，本集團現時合共經營八間其士店及二十一間流動電話特許經營店。

鑑於市況普遍放緩，辦公室設備部門於期內之表現遜於預期。然而香港之業務表現令人鼓舞，銷售額及溢利均見增長，業績得以改善主要為新產品以具競爭力之價格推出市面所帶動。

售後服務部門之盈利貢獻較去年同期下跌。為了增強競爭力，本集團將致力加強技術及維修隊伍，務求為客戶提供優質服務。

泰國業務之表現雖遜於去年同期，但仍為本集團之重要收入來源。鑑於佈線系統與電訊有關服務均表現疲軟，導致經營溢利出現倒退。惟降低成本之節省所得填補了此業務下調之部分缺口。來自筆記簿型電腦及有關產品之銷售則有所增加，辦公室設備之銷售亦保持平穩。本集團將密切注視泰國業務，以便受惠於當地不同的商業循環週期。

財務評述

於二零零二年九月三十日，本集團之總資產淨值約為港幣377,000,000元(二零零二年三月三十一日：港幣385,000,000元)。

總債務與資本比率為0.03%(二零零二年三月三十一日：0.03%)及淨債務與資本比率為零(二零零二年三月三十一日：零)，此乃將銀行與其他借貸及借貸淨額分別除以總資產淨值港幣377,000,000元(二零零二年三月三十一日：港幣385,000,000元)而得出之百分比。

於結算日，本集團之銀行及其他借貸為港幣126,000元(二零零二年三月三十一日：港幣98,000元)。現金及銀行結存為港幣217,000,000元(二零零二年三月三十一日：港幣170,000,000元)，於過往兩年並無借貸淨額。

期內，財務費用為港幣30,000元(二零零二年三月三十一日：港幣228,000元)。

本公司提供公司擔保總值港幣9,290,000元(二零零二年三月三十一日：港幣4,750,000元)，作為授予附屬公司之信貸擔保。

本集團對現金及財務管理採取審慎之庫務政策。為妥善管理風險及降低資金成本，本集團之一切庫務事宜均由總公司集中處理。目前大部份現金均為港元或美元短期存款。本集團經常對其資金流動及融資狀況均作出審核，並不時因應新投資項目或銀行貸款還款期，在維持恰當的負債比率下，尋求新的融資安排。

展望

全球經濟依然不濟，主要受資本開支縮減所影響。企業在前景未明下大幅削減投資計劃及縮減規模，導致大部分工業國家均出現增長呆滯、勞工市場疲弱及消費信心低落等現象。儘管美國息率已跌至該國四十年以來的新低，但經濟活動得以改善仍有待商榷。此外，中東局勢緊張及恐怖襲擊的陰霾揮之不去，加上通縮持續，均進一步打擊投資及消費者信心。

在全球及本地經濟持續不景氣下，本地消費持續不振。香港之經濟前景將取決於對外貿易增長及內部結構改革成功與否。儘管全球及本港經濟在二零零二年第三季出現輕微增長，但依然疲弱。本集團預期二零零三年將為另一個艱難的年度。鑑於資金外流導致信貸收緊，對價格構成下調壓力，通縮將因而持續。然而由於香港正朝著知識型社會之方向邁進，並加快與迅速增長之珠三角地區的整合，區內之樂觀前景將造就更多機會以促進本地經濟增長。一旦本港經濟好轉，企業定必增加資本開支，連帶電訊服務及高科技產品的需求亦將急速反彈。為配合本集團之策略性發展，本集團將藉著本身在香港及東南亞等國家之完善網絡及經驗，物色機會把國內製造之辦公室設備及電訊產品分銷至區內不同國家。

展望（續）

展望未來，本集團將貫徹執行嚴控成本措施，務求令存貨水平達致最高成本效益及降低營運開支。管理層更將致力鞏固各項業務，並積極重新部署業務策略，以適應市場的瞬息萬變。憑藉在資訊科技業之穩固根基及卓越之管理層，本集團具備充分優勢以迎接重重挑戰。

董事之證券權益

於二零零二年九月三十日，各董事於本公司及其相聯公司（定義見證券（披露權益）條例（「披露權益條例」））之股份已根據上市公司董事進行證券交易的標準守則知會本公司及香港聯合交易所有限公司（「聯交所」），或根據披露權益條例第二十九條須記錄於本公司登記冊內之權益如下：

(甲) 本公司權益－股份

	普通股股份數目		
董事名稱	**個人權益**	**公司權益**	**總數**
周亦卿	34,079,270	433,466,666*	467,545,936
馮伯坤	12,900,000	–	12,900,000
郭海生	12,000,000	–	12,000,000
簡嘉翰	2,256,000	–	2,256,000
米原慎一	3,004	–	3,004

* *周亦卿博士實益擁有其士國際集團有限公司（「其士國際」）640,527,782股股份，佔其士國際已發行股本約百分之五十點二三；其士國際則持有本公司股份433,466,666股。根據披露權益條例，周博士被視為擁有該等股份之實益權益。該等股份與下段「主要股東」所述之股份相同。*

董事之證券權益（續）

乙） 相聯公司權益－股份

董事名稱	相聯公司	普通股股份數目 個人權益	 公司權益	 總數
周亦卿	其士國際	640,527,782	－	640,527,782
	其士新加坡控股有限公司（「其士新加坡」）	－	99,813,000*	99,813,000
	其士建築集團有限公司（「其士建築」）	61,036,489	89,385,444*	150,421,933
馮伯坤	其士國際	456,450	－	456,450
郭海生	其士國際	491,083	－	491,083
	其士建築	1,326,437	－	1,326,437
簡嘉翰	其士國際	145,200	－	145,200
米原慎一	其士國際	8,160	－	8,160
	其士建築	342	－	342

* *周亦卿博士實益擁有其士國際640,527,782股股份，佔其士國際已發行股本約百分之五十點二三，而其士國際則持有其士新加坡99,813,000股股份及其士建築89,385,444股股份。根據披露權益條例，周博士被視為擁有該等股份之權益，並已就此知會其士新加坡及其士建築。*

此外，若干董事個人持有認購本公司及其相聯公司普通股股份的購股權，詳情載於下文「購股權計劃」一節內。

除上文及下段之「購股權計劃」披露者外，於二零零二年九月三十日，根據披露權益條例第二十八條或第三十一條或附表第一部份之規定，概無本公司董事或其配偶或其未滿十八歲之子女被視為擁有本公司或其任何相聯公司（定義見披露權益條例）之證券的任何權益，或於回顧期內曾獲授予或行使任何可認購該等證券之權利。

購股權計劃

於二零零二年九月三十日，本公司及其相聯公司於一九九一年九月三十日由各自之股東採納的購股權計劃下授予而尚未行使之購股權詳情如下：

(甲) 本公司權益－購股權

				購股權數目				
董事名稱	授出日期	行使購股權之期限	購股權之每股行使價格	於二零零二年四月一日持有	於期內行使	於期內註銷	於期內失效	於二零零二年九月三十日持有
			(港元)					
周亦卿	17/12/1999	30/06/2000－29/06/2003	0.464	7,000,000	－	－	－	7,000,000
馮伯坤	17/12/1999	30/06/2000－29/06/2003	0.464	6,550,000	－	－	－	6,550,000
郭海生	17/12/1999	30/06/2000－29/06/2003	0.464	5,000,000	－	－	－	5,000,000
簡嘉翰	17/12/1999	30/06/2000－29/06/2003	0.464	5,000,000	－	－	－	5,000,000
周莉莉	17/12/1999	30/06/2000－29/06/2003	0.464	5,000,000	－	－	－	5,000,000

於二零零二年九月三十日，根據本公司股東於一九九一年九月三十日採納的購股權計劃已授出之購股權涉及之股份數目為28,550,000股，相等於本公司於該日之已發行股份百分之三點三。

(乙) 相聯公司權益－購股權

					購股權數目				
董事名稱	相聯公司	授出日期	行使購股權之期限	購股權之每股行使價格	於二零零二年四月一日持有	於期內行使	於期內註銷	於期內失效	於二零零二年九月三十日持有
				(港元)					
周亦卿	其士國際	17/12/1999	30/06/2000－29/06/2003	0.488	8,450,000	－	－	－	8,450,000
馮伯坤	其士國際	17/12/1999	30/06/2000－29/06/2003	0.488	5,350,000	－	－	－	5,350,000
郭海生	其士國際	17/12/1999	30/06/2000－29/06/2003	0.488	5,350,000	－	－	－	5,350,000
簡嘉翰	其士國際	17/12/1999	30/06/2000－29/06/2003	0.488	5,000,000	－	－	－	5,000,000

本公司股東於二零零二年九月二十日舉行之二零零二年度股東週年大會上採納新購股權計劃(「新計劃」)。新計劃完全符合聯交所證券上市規則(「上市規則」)第十七章之規定，其條款概要已載於本公司於二零零二年七月三十日刊發之通函內。回顧期內，並無購股權根據新計劃而授出、行使、註銷或失效，在回顧期間開始及終結時，新計劃下並無尚未行使之購股權。

購買股份或債券之安排

除本公司採納之購股權計劃及授予若干董事之購股權外，於期間內任何時間，本公司或其任何控股公司或其任何附屬公司或同系附屬公司並無參與任何安排，使本公司董事透過購買本公司或任何其他公司之股份或債券而獲得利益。

主要股東

於二零零二年九月三十日，本公司之唯一主要股東為其士國際集團。根據披露權益條例第十六(一)條須予存置之本公司登記冊內所載，其士國際集團持有本公司股份433,466,666股，佔本公司已發行股本約百分之五十點五九。

除上文披露者外，就董事所知，概無任何人士於期內擁有任何股份權益或認購股份之權利，相等於本公司已發行股本百分之十或以上。

僱員及薪酬制度

於二零零二年九月三十日，本集團於全球僱用約八百二十名全職員工。於回顧期內，員工總開支約為港幣五千三百萬元。本集團之薪酬制度乃根據僱員之工作性質、市場趨勢、公司業績及個別員工之工作表現而作出定期評估。其他員工福利包括酌情發放花紅獎償、醫療計劃、退休金計劃及僱員購股權計劃等。

審核委員會

審核委員會按上市規則之規定成立，成員包括本公司之獨立非執行董事米原慎一先生、袁天凡先生(於二零零二年九月二十日退任)及胡經昌先生(於二零零二年十月七日獲委任)。審核委員會已在期內與管理層審閱本集團所採納之會計原則及實務，並討論核數、內部監管及財務申報等事項，其中包括審閱未經審核之中期財務報表。

購買、出售或贖回上市證券

截至二零零二年九月三十日止六個月，本公司或其任何附屬公司並無購買、出售或贖回本公司之任何上市證券。

最佳應用守則

董事會認為本公司於二零零二年四月一日至二零零二年九月三十日期間均遵守上市規則附錄十四所載之最佳應用守則的指引。

致謝

二零零二年為香港經歷風雨飄搖的一年，本集團因而面對經濟及政治方面所帶來的重重挑戰。本人謹藉此機會，代表董事會對全體員工的努力，令本集團安然渡過時艱，深表謝意。

承董事會命
主席
周亦卿

香港，二零零二年十二月十六日

網址：http://www.chevalier-itech.com

82-4201

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Chevalier iTech Holdings Limited, you should at once hand this circular and the enclosed form of proxy to the purchaser or transferee or to the bank, stockbroker or other agents through whom the sale or transfer was effected for transmission to the purchaser or transferee.



CHEVALIER iTECH HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

PROPOSED CONSOLIDATION OF SHARES

A notice convening a special general meeting of Chevalier iTech Holdings Limited to be held at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong, on Thursday, 5 June, 2003, at 10:20 a.m. (or such later time immediately after the conclusion of the special general meeting of Chevalier International Holdings Limited held at 10:00 a.m. on the same date and at the same venue) is set out on pages 9 to 10 of this circular. A form of proxy for use at the special general meeting is enclosed. Whether or not you are able to attend the special general meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the meeting, or any adjournment thereof, to Chevalier iTech Holdings Limited's Hong Kong branch share registrars, Standard Registrars Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong. Completion and return of the form of proxy will not preclude you from attending and voting in person at the special general meeting should you so wish.

20 May, 2003

CONTENTS

EXPECTED TIMETABLE

Latest time for return of form of proxy in respect of the SGM	10:20 a.m. on Tuesday, 3 June, 2003
Date and time of the SGM	10:20 a.m. on Thursday, 5 June, 2003 (or such later time immediately after the conclusion of the special general meeting of Chevalier International Holdings Limited held at 10:00 a.m. on the same date and at the same venue)
Effective date of the Consolidation	Friday, 6 June, 2003
Original counter for trading in Existing Shares in the form of existing *dark blue* share certificates in board lots of 4,000 Existing Shares temporarily closes	9:30 a.m. on Friday, 6 June, 2003
Temporary counter for trading in New Shares in board lots of 800 New Shares in the form of existing *dark blue* share certificates opens	9:30 a.m. on Friday, 6 June, 2003
Original counter for trading in New Shares in board lots of 4,000 New Shares in the form of new *green* share certificates reopens	9:30 a.m. on Friday, 20 June, 2003
Parallel trading in New Shares in the form of existing *dark blue* share certificates and new *green* share certificates commences	9:30 a.m. on Friday, 20 June, 2003
Parallel trading in New Shares in the form of existing *dark blue* share certificates and new *green* share certificates ends	4:00 p.m. on Monday, 14 July, 2003
Temporary counter for trading in New Shares in board lots of 800 New Shares in the form of existing *dark blue* share certificates closes	Monday, 14 July, 2003
Matching service for the sale and purchase of odd lots of New Shares	from Friday, 20 June, 2003 to Monday, 14 July, 2003
Free exchange of existing *dark blue* share certificates for new *green* share certificates for New Shares	from Friday, 6 June, 2003 to Thursday, 17 July, 2003

In this circular , the following expressions have the following meanings, unless the context requires otherwise:

"ADR(s)"	the Company's securities are listed on the New York Stock Exchange in the form of American Depositary Receipts
"Board"	the board of Directors
"Business Day(s)"	a day, other than a Saturday or a Sunday, on which licensed banks are open for business in Hong Kong and the Stock Exchange is open for the business of dealing in securities
"CCASS"	the Central Clearing and Settlement System established and operated by HKSCC
"Company"	Chevalier iTech Holdings Limited, an exempted company incorporated in Bermuda with limited liability and the shares of which are listed on the Stock Exchange
"Consolidation"	the proposed consolidation of every five issued and unissued Existing Shares of HK$0.10 each in the share capital of the Company into one New Share of HK$0.50 as described herein
"Director(s)"	the director(s) of the Company from time to time
"Existing Share(s)"	existing share(s) of HK$0.10 each in the share capital of the Company
"HKSCC"	Hong Kong Securities Clearing Company Limited
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Latest Practicable Date"	16 May, 2003, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"New Share(s)"	share(s) of HK$0.50 each in the share capital of the Company on completion of the Consolidation

"SGM"	the special general meeting of the Company to be held on Thursday, 5 June, 2003 at 10:20 a.m. (or such later time immediately after the conclusion of the special general meeting of Chevalier International Holdings Limited held at 10:00 a.m. on the same date and at the same venue), notice of which is set out on pages 9 and 10 of this circular and any adjournment thereof
"Share Registrars"	Standard Registrars Limited, the Company's Hong Kong branch share registrars
"Shareholders"	holders of Shares (or New Shares after completion of the Consolidation)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited



CHEVALIER iTECH HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Executive Directors
CHOW Yei Ching *(Chairman)*
FUNG Pak Kwan *(Managing Director)*
KUOK Hoi Sang
KAN Ka Hon
Lily CHOW

Independent Non-Executive Directors
Shinichi YONEHARA
WU King Cheong

Registered office
Cedar House,
41 Cedar Avenue,
Hamilton, HM12,
Bermuda

Principal place of business
22nd Floor,
Chevalier Commercial Centre,
8 Wang Hoi Road,
Kowloon Bay,
Hong Kong

20 May, 2003

To the Shareholders

Dear Sir or Madam,

PROPOSED CONSOLIDATION OF SHARES

INTRODUCTION

The Board announced on 30 April, 2003 that it proposes to effect the Consolidation by consolidating every five issued and unissued Existing Shares of HK$0.10 each in the share capital of the Company into one New Share of HK$0.50 each in the share capital of the Company.

The purpose of this circular is to provide Shareholders with all the information reasonably necessary to enable them to make an informed decision on whether to vote for or against the resolution as mentioned herein and which, inter alia, will be dealt with at the SGM to be held at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Thursday, 5 June, 2003 at 10:20 a.m. (or such later time immediately after the conclusion of the special general meeting of Chevalier International Holdings Limited, the holding company of the Company, held at 10:00 a.m. on the same date and at the same venue).

PROPOSED CONSOLIDATION OF SHARES

Pursuant to the proposal, every five existing issued and unissued ordinary shares of HK$0.10 each in the share capital of the Company will be consolidated into one new ordinary share of HK$0.50 each in the share capital of the Company.

As at the Latest Practicable Date, the authorised and issued share capital of the Company are as follows:

	HK$	*No. of Existing Shares*
Authorised share capital	120,000,000	1,200,000,000
Issued share capital*	85,677,935	856,779,355
Colour of share certificates		dark blue
Board lot size		4,000

Immediately after the Consolidation becoming effective, it is expected that the authorised and issued share capital of the Company are as follows:

	HK$	*No. of New Shares*
Authorised share capital	120,000,000	240,000,000
Issued share capital*	85,677,935	171,355,871
Colour of share certificates		green
Board lot size		4,000

* Such figures will be adjusted for any shares issued or repurchased between the Latest Practicable Date and the effective date of the Consolidation. The New Shares will rank pari passu with each other.

As at the Latest Practicable Date, the Company had no outstanding warrants or convertible or exchangeable securities. As at the Latest Practicable Date, there were options entitling holders thereof to subscribe for 28,549,997 Existing Shares at an exercise price of HK$0.464 per Existing Share pursuant to the Company's share option scheme. The Company's auditors has confirmed that upon the Consolidation becoming effective, the options will entitle the holders thereof to subscribe for 5,709,999 New Shares at an adjusted exercise price of HK$2.32 per New Share.

The existing board lot of shares of the Company for trading on the Stock Exchange will remain unchanged upon the Consolidation becomes effective.

Fractions of New Shares arising upon the Consolidation will be aggregated and sold for the benefit of the Company. The Consolidation will not, of itself, alter the underlying assets, business, management or financial position of the Company, nor will the proportionate interests of the Shareholders be changed as a result of the Consolidation, save as regards, the *de-minimis* impact arising out of the treatment of fractional entitlements as referred to above.

Reasons for the Consolidation

The Directors considered that it is appropriate that the traded value of the Company's board lots be commensurate with other companies of a similar market capitalisation. In addition, the proposed Consolidation will reduce the number of board lots in the market and, as a result, the handling costs and transaction charges for the Company and for those whose interests in the Company are held through CCASS will be reduced, which the Directors considered it in the interests of the Company and the Shareholders as a whole.

As at the Latest Practicable Date, the Company does not have any intention of raising funds upon the Consolidation becoming effective.

Conditions of the Consolidation

The proposed Consolidation is conditional on the following conditions:

(a) the passing of an ordinary resolution by the Shareholders at the SGM to approve the Consolidation; and

(b) the Listing Committee of the Stock Exchange granting a listing of, and permission to deal in, the New Shares.

Listing and dealing

Application has been made by the Company to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the New Shares.

Subject to the granting of the listing of, and permission to deal in, the New Shares on the Stock Exchange, the New Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the commencement date of dealings in the New Shares on the Stock Exchange or such other date as may be determined by HKSCC. Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

For those persons whose interests in the Company are currently held through CCASS, dealings in the New Shares are expected to be capable of settlement through CCASS with effect from the commencement date of dealings in the New Shares on the Stock Exchange and without any need on the part of such persons to deposit new share certificates in respect of the New Shares with HKSCC.

Free exchange of share certificates

Subject to fulfilment of the conditions and the Consolidation taking effect, it is expected that, as from 6 June, 2003, new share certificates will be issued in board lots of 4,000 New Shares. Certificates in respect of the Existing Shares can be submitted to the Share Registrars at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for exchange of new share certificates, free of charge, between 9:00 a.m. and 4:00 p.m. from 6 June, 2003 to 17 July, 2003, both days inclusive. Thereafter, the dark blue share certificates for the Existing Shares will remain effective as documents of title, on the basis of five Existing Shares for one New Share, and may be exchanged for new green share certificates for the New Shares at any time on payment of a prescribed fee not exceeding the permitted levels under the Listing Rules. It is expected that the share certificates for New Shares will be available for collection within a period of 10 Business Days after the submission of the existing share certificates to the Share Registrars for exchange.

Trading arrangements for New Shares

Subject to the Consolidation becoming effective:

(i) From 6 June, 2003, the original counter for trading in the Existing Shares in board lots of 4,000 shares will be temporarily closed. A temporary counter will be established for trading in the New Shares in board lots of 800 New Shares. Certificates for Existing Shares may only be traded at this temporary counter.

(ii) With effect from 20 June, 2003, the original counter will be reopened for trading in the New Shares in board lots of 4,000 New Shares.

(iii) From 20 June, 2003 to 14 July, 2003, both days inclusive, there will be parallel trading at the above two counters.

(iv) The temporary counter for trading in the New Shares in board lots of 800 New Shares will be removed after 4:00 p.m. on 14 July, 2003. Thereafter, trading will only be in the form of the green share certificates for New Shares.

The dark blue share certificates for Existing Shares will cease to be marketable and will not be acceptable for delivery and settlement purposes, albeit that they will remain effective as documents of title, as referred to above.

Arrangement on odd lot trading

In order to facilitate the trading of odd lots of New Shares as a result of the Consolidation, the Company has appointed BNP Paribas Peregrine Securities Limited at 36th Floor, Asia Pacific Finance Tower, 3 Garden Road, Central, Hong Kong (Telephone number: (852) 2825 1888) to act as agent in providing a "matching service" to those Shareholders who wish to top-up or sell their holdings of odd lots of the New Shares during the period from 20 June, 2003 to 14 July, 2003, both dates inclusive. Holders of New Shares in odd lots who wish to take advantage of this facility either to dispose of or top up their odd lots to a board lot may, directly or through their brokers, contact Mr Hugo Leung of BNP Paribas Peregrine Securities Limited during such period.

Shareholders should note that successful matching of the sale and purchase of odd lots of New Shares is not guaranteed and will depend on there being adequate amounts of odd lots of New Shares available for such matching. Shareholders are recommended to consult their professional advisers if they are in any doubt about the matching facility described above.

Arrangement in respect of American Depositary Receipts

The Company has securities in the form of ADRs listed on The New York Stock Exchange. Each ADR represents 50 Existing Shares. As at the Latest Practicable Date, there is no outstanding ADRs. It is also proposed that upon the Consolidation becoming effective, new ADR will represent 50 New Shares.

SPECIAL GENERAL MEETING

The notice convening the SGM is set out on pages 9 and 10 of this circular.

A form of proxy for use at the SGM is enclosed. Whether or not you are able to attend the meeting, please complete and return the enclosed form of proxy in accordance with the instructions printed thereon to the Share Registrars at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible and in any event by no later than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the SGM should you wish.

RECOMMENDATION

The Board considers that the Consolidation is in the interests of the Company and the Shareholders. Accordingly, the Board recommends that the Shareholders should vote in favour of the resolution to be proposed at the SGM.

Yours faithfully,
For and on behalf of
Chevalier iTech Holdings Limited
Chow Yei Ching
Chairman



CHEVALIER iTECH HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

NOTICE IS HEREBY GIVEN that the Special General Meeting of Chevalier iTech Holdings Limited (the "Company") will be held on Thursday, 5 June, 2003 at 10:20 a.m. (or such later time immediately after the conclusion of the special general meeting of Chevalier International Holdings Limited held at 10:00 a.m. on the same date and at the same venue) at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong to consider and, if thought fit, pass the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

"**THAT** subject to and conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting the listing of, and permission to deal in, the new shares of the Company in issue and the shares of the Company to be issued upon exercise of the options granted under the share option scheme of the Company:

(i) the 1,200,000,000 shares of HK$0.10 each in the authorised share capital of the Company be consolidated into 240,000,000 shares of HK$0.50 each and every five existing issued and unissued shares of HK$0.10 each in the share capital of the Company be consolidated into one new share of HK$0.50 in the share capital of the Company ("Consolidated Shares") with effect from 6 June, 2003 (Hong Kong time);

(ii) all fractions of the Consolidated Shares to which holders of issued shares of HK$0.50 each would otherwise be entitled be aggregated and sold for the benefit of the Company and that a broker be appointed by the Company to transfer the shares so sold to the purchasers thereof; and

(iii) the board of directors of the Company be authorised to do all things and execute all documents as appropriate to effect and implement any of the foregoing."

By Order of the Board
Kan Ka Hon
Company Secretary

Hong Kong, 20 May, 2003

Registered office
Cedar House,
41 Cedar Avenue,
Hamilton, HM12,
Bermuda

Principal place of business
22nd Floor,
Chevalier Commercial Centre,
8 Wang Hoi Road,
Kowloon Bay,
Hong Kong

Notes:

(a) A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, in the event of a poll, to vote in his stead. A proxy need not be a member of the Company.

(b) In order to be valid, a form of proxy, together with the power of attorney or other authority (if any), must be deposited at the Company's branch share registrars in Hong Kong, Standard Registrars Limited of G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the Special General Meeting or any adjourned meeting. Completion of the form of proxy will not preclude members of the Company from attending and voting in person at the Special General Meeting or any adjourned meeting should they so wish.

(c) Where there are joint registered holders of any share, any one of such persons may vote at the Special General Meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders shall be present at the meeting personally or by proxy, that one of the holders so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof.

此乃要件　請即處理

閣下對本通函任何方面或應採取之行動**如有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓所有名下之其士科技控股有限公司股份，應立即將本通函及隨附代表委任表格送交買主或承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司及香港中央結算有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不會就本通函全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



CHEVALIER iTECH HOLDINGS LIMITED
其士科技控股有限公司
(於百慕達註冊成立之有限公司)

建議合併股份

其士科技控股有限公司謹訂於二零零三年六月五日星期四上午十時二十分(或緊隨其士國際集團有限公司於同日上午十時正在相同地點舉行之股東特別大會完畢後之稍後時間)假座香港九龍灣宏開道八號其士商業中心二十二樓舉行股東特別大會，股東特別大會通告載於本通函第9頁至第10頁。隨函附奉股東特別大會適用之代表委任表格。無論　閣下能否出席股東特別大會，務請按隨附之代表委任表格所列印指示將其填妥，並於任何情況下在大會或其任何續會指定舉行時間最少四十八小時前盡快交回其士科技控股有限公司之香港股份過戶登記分處標準証券登記有限公司，地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下。填妥及交回代表委任表格後，　閣下仍可親自出席股東特別大會，並於會上投票。

二零零三年五月二十日

目　錄

頁次

交回有關股東特別大會之代表委任表格之最後時限	二零零三年六月三日星期二上午十時二十分
股東特別大會舉行日期及時間	二零零三年六月五日星期四上午十時二十分（或緊隨其士國際集團有限公司於同日上午十時正在相同地點舉行之股東特別大會完畢後之稍後時間）
合併之生效日期	二零零三年六月六日星期五
暫時關閉以現有*深藍色*股票買賣每手買賣單位為4,000股現有股份之原有櫃位	二零零三年六月六日星期五上午九時三十分
開放以現有*深藍色*股票買賣每手買賣單位為800股新股之臨時櫃位	二零零三年六月六日星期五上午九時三十分
重新開放以新綠色股票買賣每手買賣單位為4,000股新股之原有櫃位	二零零三年六月二十日星期五上午九時三十分
開始以現有*深藍色*股票及新*綠色*股票並行買賣新股	二零零三年六月二十日星期五上午九時三十分
終止以現有*深藍色*股票及新*綠色*股票並行買賣新股	二零零三年七月十四日星期一下午四時正
關閉以現有*深藍色*股票買賣每手買賣單位為800股新股之臨時櫃位	二零零三年七月十四日星期一
提供買賣零碎新股之對盤服務	二零零三年六月二十日星期五至七月十四日星期一
將現有*深藍色*股票免費換領新*綠色*股票之新股	二零零三年六月六日星期五至七月十七日星期四

於本通函內，除文義另有所指外，下列詞彙具備以下涵義：

「美國預託証券」	指	本公司之証券以美國預託証券之形式在紐約証券交易所上市
「董事會」	指	董事會
「營業日」	指	香港持牌銀行營業及聯交所開市進行證券買賣之日子(星期六或星期日除外)
「中央結算系統」	指	由香港結算設立及管理之中央結算及交收系統
「本公司」	指	其士科技控股有限公司，於百慕達註冊成立之獲豁免有限公司，其股份於聯交所上市
「合併」	指	建議將本公司股本中每5股每股面值0.10港元之已發行及尚未發行之現有股份合併為1股面值0.50港元之新股，詳情載於本通函內
「董事」	指	本公司不時之董事
「現有股份」	指	本公司股本中每股面值0.10港元之現有股份
「香港結算」	指	香港中央結算有限公司
「港元」	指	港元，香港法定貨幣
「香港」	指	中華人民共和國香港特別行政區
「最後實際可行日期」	指	二零零三年五月十六日，即本通函付印前就確定其中所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「新股」	指	合併完成後本公司股本中每股面值0.50港元之股份

「股東特別大會」	指	本公司將於二零零三年六月五日星期四上午十時二十分（或緊隨其士國際集團有限公司於同日上午十時正在相同地點舉行之股東特別大會完畢後之稍後時間）舉行之股東特別大會（其通告載於本通函第9頁及第10頁）及其任何續會
「股份過戶登記處」	指	標準証券登記有限公司，本公司之香港股份過戶登記分處
「股東」	指	股份或於合併完成後之新股持有人
「聯交所」	指	香港聯合交易所有限公司



CHEVALIER iTECH HOLDINGS LIMITED
其士科技控股有限公司

(於百慕達註冊成立之有限公司)

執行董事
周亦卿 *(主席)*
馮伯坤 *(董事總經理)*
郭海生
簡嘉翰
周莉莉

獨立非執行董事
米原慎一
胡經昌

註冊辦事處
Cedar House,
41 Cedar Avenue,
Hamilton, HM12,
Bermuda

主要營業地點
香港九龍灣
宏開道八號
其士商業中心二十二樓

敬啟者：

建議合併股份

緒言

董事會於二零零三年四月三十日宣佈將本公司股本中每5股每股面值0.10港元已發行及尚未發行之現有股份合併為本公司股本中1股每股面值0.50港元之新股，以令合併生效。

本通函旨在向股東提供彼等合理需要之一切資料，以便彼等就是否投票贊成或反對本通函所載之決議案作出知情決定，有關決議案(其中包括)將於二零零三年六月五日星期四上午十時二十分(或緊隨本公司之控股公司其士國際集團有限公司於同日上午十時正在相同地點舉行之股東特別大會完畢後之稍後時間)假座香港九龍灣宏開道八號其士商業中心二十二樓舉行之股東特別大會上處理。

建議合併股份

根據建議，本公司股本中每5股每股面值0.10港元已發行及尚未發行之現有普通股股份合併為本公司股本中1股每股面值0.50港元之新普通股股份。

於最後實際可行日期，本公司之法定及已發行股本如下：

	港元	*現有股份數目*
法定股本	120,000,000	1,200,000,000
已發行股本*	85,677,935	856,779,355
股票顏色		深藍
買賣單位(每手)		4,000

緊隨合併生效後，預計本公司之法定及已發行股本如下：

	港元	*新股數目*
法定股本	120,000,000	240,000,000
已發行股本*	85,677,935	171,355,871
股票顏色		綠
買賣單位(每手)		4,000

* 該等數字將會就最後實際可行日期及合併生效日期期間所發行或回購之任何股份予以調整。新股將享有同等權利。

於最後實際可行日期，本公司並無尚未行使之認股權證或可換股或可兑換証券。於最後實際可行日期，根據本公司購股權計劃，購股權持有人可以每股現有股份之行使價0.464港元認購購股權涉及之現有股份數目為28,549,997股。本公司之核數師確認，於合併生效後，購股權持有人可以每股新股經調整之行使價2.32港元認購購股權涉及之新股數目為5,709,999股。

於合併生效後，本公司現時在聯交所以每手進行買賣之買賣單位將維持不變。

因合併而產生之零碎新股將予以彙集並出售，利益撥歸本公司所有。合併本身將不會改變本公司之基本資產、業務、管理或財政狀況，股東之權益比例亦不會因合併而有所轉變，惟因上文所述處理零碎股權利而產生之輕微影響除外。

進行合併之原因

董事相信將本公司每手買賣單位之買賣價調整至近乎其他市值相若之公司，實屬合宜之舉。此外，合併將可減少股份在市場上之每手買賣單位數目，本公司透過中央結算系統持有本公司權益之人士所支付之手續費及交易徵費亦會相應減少，而董事相信此項建議乃符合本公司及其股東之利益。

於最後實際可行日期，本公司並無意在合併生效後籌集資金。

合併之條件

建議合併須待下列條件達成後，方可作實：

(a) 股東於股東特別大會上通過一項普通決議案批准合併；及

(b) 聯交所上市委員會批准新股上市及買賣。

上市及買賣

本公司已向聯交所上市委員會申請批准新股上市及買賣。

倘新股獲批准在聯交所上市及買賣，新股將獲香港結算接納為合資格證券，自新股開始在聯交所買賣當日或由香港結算可能指定之其他日期起，可於中央結算系統內寄存、結算及交收。聯交所參與者間進行之交易須於任何交易日後第二個交易日在中央結算系統內進行交收。所有中央結算系統之活動均須依據不時有效之一般規則及運作程序規則進行。

就現時透過中央結算系統持有本公司權益之人士而言，新股買賣預期可自新股開始在聯交所買賣當日起透過中央結算系統交收，而有關人士毋須將新股之新股票寄存於香港結算。

免費換領股票

待上述條件達成及合併生效後，預期新股票將於二零零三年六月六日起以每手買賣單位為4,000股新股發行。股東可於二零零三年六月六日至二零零三年七月十七日(首尾兩日包括在內)上午九時正至下午四時正內，將現有股份之股票送交股份過戶登記處，地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下，免費換領新股票。其後，現有股份之深藍色股票仍屬股份擁有權之有效文件，基準為每5股現有股份相當於1股新股，並可在支付不超過上市規則批准限額下的規定費用後隨時換領新股之綠色新股票。預期股東將現有股票送交股份過戶登記處以換領新股票後之十個營業日內，將可領取新股之股票。

買賣新股之安排

待合併生效後：

(i) 由二零零三年六月六日起，以每手買賣單位為4,000股現有股份之原有櫃位將暫時關閉。以每手買賣單位為800股新股之臨時櫃位將會設立。現有股份之股票的買賣僅會在此臨時櫃位進行。

(ii) 由二零零三年六月二十日起，以每手買賣單位為4,000股新股之原有櫃位將重新開放。

(iii) 由二零零三年六月二十日至二零零三年七月十四日（首尾兩日包括在內）期間內，上述兩個櫃位將會進行並行買賣。

(iv) 以每手買賣單位為800股新股之臨時櫃位將於二零零三年七月十四日下午四時後關閉，其後新股買賣僅會以綠色股票進行。

現有股份之深藍色股票將不再在市場流通，亦不會獲接納作送達及交收用途。惟如上文所述，該等股票仍屬股份擁有權之有效文件。

買賣零碎股份之安排

為方便買賣因合併而產生之新股的零碎股份，本公司已委任法國巴黎百富勤證券有限公司，地址為香港中環花園道三號亞太金融大廈三十六樓，（電話號碼為(852) 2825 1888）出任代理，於二零零三年六月二十日至二零零三年七月十四日（首尾兩日包括在內）期間內，為有意補足或出售所持零碎新股之股東提供「對盤服務」。有意使用是項服務之零碎新股持有人，可於上述期間自行或透過其經紀聯絡法國巴黎百富勤證券有限公司梁栢瀚先生，藉以將其零碎新股出售或補足至每手之完整買賣單位。

股東務請留意，本公司代理人概不保證可成功配對所有新股的零碎股份之買賣，買賣成功與否須視乎市場是否有足夠之零碎新股可供該等對盤而定。股東如對上述對盤安排有任何疑問，敬請諮詢其專業顧問之意見。

美國預託証券之安排

本公司之証券以美國預託証券之形式在紐約証券交易所上市，每份美國預託証券相等於50股現有股份。於最後實際可行日期，並沒有已發行之美國預託証券。本公司建議於合併生效後，每份新美國預託証券相等於50股新股。

股東特別大會

召開股東特別大會之通告載於本通函第9頁及第10頁。

隨函附奉股東特別大會適用之代表委任表格。無論　閣下能否出席大會，務請按隨附之代表委任表格所印列指示將其填妥，並盡快交回股份過戶登記處，地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下，惟無論如何須於大會或其任何續會指定舉行時間四十八小時前交回。填妥及交回代表委任表格後，　閣下仍可親自出席股東特別大會，並於會上投票。

推薦意見

董事會認為合併乃符合本公司及股東之利益。因此，董事會建議股東投票贊成將於股東特別大會上提呈之決議案。

此致

列位股東　台照

承董事會命
Chevalier iTech Holdings Limited
其士科技控股有限公司
主席
周亦卿
謹啟

香港，二零零三年五月二十日



CHEVALIER iTECH HOLDINGS LIMITED
其士科技控股有限公司

(於百慕達註冊成立之有限公司)

茲通告其士科技控股有限公司(「本公司」)謹訂於二零零三年六月五日星期四上午十時二十分(或緊隨其士國際集團有限公司於同日上午十時正在相同地點舉行之股東特別大會完畢後之稍後時間)假座香港九龍灣宏開道八號其士商業中心二十二樓舉行股東特別大會，以考慮並酌情通過下列普通決議案：

普通決議案

「**動議**待香港聯合交易所有限公司上市委員會批准本公司新股及根據本公司購股權計劃行使購股權而發行之股份上市及買賣：

(i) 自二零零三年六月六日(香港時間)起生效，本公司法定股本中1,200,000,000股每股面值0.10港元之股份合併為240,000,000股每股面值0.50港元之股份及本公司股本中每5股每股面值0.10港元之現有已發行及尚未發行股份合併為本公司股本中1股面值0.50港元之新股(「合併股份」)；

(ii) 每股0.50港元已發行股份持有人之零碎合併股份將予以彙集並出售，利益歸本公司所有。本公司將委任一名經紀將售出之股份轉讓給買家；及

(iii) 本公司董事會獲授權作出及簽署與上述合併相關或附帶之所有事宜及文件。」

承董事會命
公司秘書
簡嘉翰

香港，二零零三年五月二十日

註冊辦事處
Cedar House,
41 Cedar Avenue,
Hamilton, HM12,
Bermuda

主要營業地點
香港九龍灣
宏開道八號
其士商業中心二十二樓

附註：

1. 凡有權出席上述通告所召開的會議並於會上投票的股東，均可委任一位或多位代表出席會議，及倘有書面表決進行時代其投票。受委代表毋須為本公司股東。

2. 代表委任表格連同公證人簽署證明之授權書或其他授權文件(如有)，須於股東特別大會(或其任何續會)指定舉行時間四十八小時前交回本公司之香港股份過戶登記分處標準証券登記有限公司，地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下，方為有效，否則代表委任表格將視作無效。填妥及交還代表委任表格後，本公司之股東仍可親自出席股東特別大會(或其任何續會)，並於會上投票。

3. 如屬股份之聯名登記持有人，其中任何一位股東均可親身或委派代表於大會上就有關股份投票，猶如彼為唯一有權投票者。惟倘有一位以上聯名持有人親身或委派代表出席大會，則僅在本公司股東名冊內就有關股份排名首位之持有人，方有權就該等股份投票。

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Chevalier iTech Holdings Limited, you should at once hand this circular and the accompanying proxy form to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.



CHEVALIER iTECH HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

GENERAL MANDATE TO ISSUE AND REPURCHASE THE COMPANY'S SECURITIES ADOPTION OF NEW SHARE OPTION SCHEME AND NOTICE OF 2002 ANNUAL GENERAL MEETING

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to Chevalier iTech Holdings Limited. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

A notice convening the 2002 Annual General Meeting of Chevalier iTech Holdings Limited to be held at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Friday, 20th September, 2002 at 10:30 a.m. is set out on pages 16 to 18 of this circular.

Whether or not you are able to attend the 2002 Annual General Meeting, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon to Standard Registrars Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the 2002 Annual General Meeting (or any adjournment thereof). Completion of a form of proxy will not preclude you from attending and voting at the 2002 Annual General Meeting (or any adjournment thereof) in person if you so wish.

30th July, 2002



CHEVALIER iTECH HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Executive Directors
CHOW Yei Ching *(Chairman)*
FUNG Pak Kwan *(Managing Director)*
KUOK Hoi Sang
KAN Ka Hon
Lily CHOW

Independent Non-Executive Directors
YUEN Tin Fan, Francis
Shinichi YONEHARA

Registered Office
Cedar House,
41 Cedar Avenue,
Hamilton, HM12,
Bermuda

Principal Place of Business
22nd Floor,
Chevalier Commercial Centre,
8 Wang Hoi Road,
Kowloon Bay,
Hong Kong

30th July, 2002

To the shareholders of the Company

Dear Sir/Madam,

GENERAL MANDATE TO ISSUE AND REPURCHASE, THE COMPANY'S SECURITIES, ADOPTION OF NEW SHARE OPTION SCHEME, AND NOTICE OF 2002 ANNUAL GENERAL MEETING

INTRODUCTION

The purpose of this circular is to provide shareholders of the Company (the "Shareholders") with all the information reasonably necessary to enable them to make an informed decision on whether to vote for or against the resolutions as mentioned herein and which, inter alia, will be dealt with at the annual general meeting of the Company to be held at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Friday, 20th September, 2002 at 10:30 a.m. (the "2002 Annual General Meeting"). Set out on pages 16 to 18 of this circular is the notice convening the 2002 Annual General Meeting.

This circular contains the following information which is required to be sent to Shareholders under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"):

(1) an explanatory statement in connection with the proposed resolution for the approval of the general mandate for the repurchase by the Company of its own shares of HK$0.10 ("Shares"); and

(2) a summary of the terms and conditions of the new share option scheme of the Company.

THE REPURCHASE PROPOSAL

The Company is allowed by its Memorandum of Association and Bye-laws and the Companies Act 1981 of Bermuda (as amended) to repurchase its own Shares. Its Bye-laws also allow it to provide financial assistance for the purpose of purchasing its own Shares.

Resolution 5 to be proposed at the 2002 Annual General Meeting ("Resolution 5") relates to the granting of a general mandate to the Directors of the Company to repurchase, on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), Shares up to a maximum of 10 per cent of the issued share capital of the Company as at the date of the proposed resolution (the "Repurchase Proposal").

The Shares to be purchased by the Company are fully paid-up. As at 22nd July, 2002, being the latest practicable date prior to the printing of this document (the "Latest Practicable Date"), there were 856,779,352 Shares in issue. Therefore, subject to the passing of the proposed Resolution 5 at the 2002 Annual General Meeting and on the assumption that no additional Shares will be issued and that prior to the date of the proposed resolution, no Shares will be repurchased by the Company, the Company would be allowed under the mandate to repurchase a maximum of 85,677,935 Shares.

The Directors of the Company believe that the Repurchase Proposal is in the interests of the Company and its shareholders. Trading conditions on the Stock Exchange have sometimes been volatile in recent years and there have been occasions when the Shares were trading at a substantial discount to their underlying net asset value. Repurchases of Shares may enhance the Company's net asset value per Share and earnings per Share. In these circumstances, the ability of the Company to repurchase the Shares can be beneficial to those shareholders who retain their investment in the Company since their percentage interest in the assets of the Company would increase in proportion to the number of Shares repurchased by the Company. Furthermore, exercise of the mandate granted under the Repurchase Proposal by the Directors of the Company would increase the volume of trading in the Shares on the Stock Exchange.

The Directors of the Company do not expect there to be any material adverse impact on the working capital or gearing position of the Company, as compared with the position disclosed in the latest audited financial statements of the Company, for the year ended 31st March, 2002, as a result of repurchases made under the Repurchase Proposal even if the mandate is exercised in full. However, no purchase would be made in circumstances that would have a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the latest published audited financial statements) unless the Directors of the Company consider that such purchases would be in the best interests of the Company notwithstanding such material adverse impact.

FUNDING OF REPURCHASE

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum of Association and Bye-laws and the Companies Act 1981 of Bermuda (as amended) which provide that Shares may be repurchased out of the profits of the Company and/or out of the proceeds of a fresh issue of Shares made for this purpose and/or even out of the capital paid up on the repurchased Shares.

DISCLOSURE OF INTERESTS

The Directors of the Company have undertaken to the Stock Exchange to exercise the power of the Company to make purchases pursuant to the proposed Resolution 5 in accordance with the Listing Rules and all applicable laws.

None of the Directors of the Company nor, to the best of their knowledge having made all reasonable enquiries, any of their associates presently intend to sell Shares to the Company under the Repurchase Proposal in the event that the Repurchase Proposal is approved by shareholders at the 2002 Annual General Meeting.

Meanwhile, the Company has not been notified by any connected persons of the Company that they have a present intention to sell any Shares, or that they have undertaken not to sell any Shares held by them to the Company, in the event that the Repurchase Proposal is approved by shareholders at the 2002 Annual General Meeting.

If as a result of any Share repurchase, a shareholder's proportionate interest in the voting capital of the Company increases, such an increase will be treated as an acquisition for the purposes of Code on Takeovers and Mergers (the "Takeovers Code") and, if such an increase results in a change of control, may in certain circumstances give rise to an obligation to make a general offer for Shares under Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, Chevalier International Holdings Limited ("CIHL") together with its subsidiaries beneficially held 432,446,666 Shares in aggregate, representing approximately 50.47 per cent of the total issued share capital of the Company and controls more than one third of the voting rights of the Company. In addition, Dr. Chow Yei Ching, a Director of the Company and the controlling shareholder of CIHL, held 34,079,270 Shares, representing approximately 3.98 per cent. in the issued share capital of the Company. Save as set out above, to the best knowledge and belief of the Directors of the Company, there is no other person who is beneficially interested in Shares representing 10 per cent or more of the issued share capital of the Company.

In the event that the Directors exercise in full the power to repurchase Shares which is proposed to be granted pursuant to Resolution 5, then (if the present shareholdings otherwise remained the same) the attributable shareholding of CIHL and parties acting in concert with it in the Company would increase to approximately 60.5 per cent of the issued share capital of the Company. The Directors of the Company consider that such increase would not give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code. Save as disclosed herein, the Directors of the Company currently are not aware of any consequences which will arise under the Takeovers Code as a result of any purchases made under the Repurchase Proposal.

SHARE PRICES

The highest and lowest prices at which the Shares have been traded on the Stock Exchange during each of the previous twelve months were as follows:

	Highest	Lowest
	HK$	*HK$*
July 2001	0.35	0.35
August 2001	0.35	0.34
September 2001	0.33	0.32
October 2001	0.30	0.27
November 2001	0.30	0.25
December 2001	0.30	0.248
January 2002	0.30	0.27
February 2002	0.25	0.25
March 2002	0.32	0.27
April 2002	0.27	0.24
May 2002	0.30	0.244
June 2002	0.25	0.236

REPURCHASE OF SHARES MADE BY THE COMPANY

The Company has not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this circular.

SHARE ISSUE MANDATE

Resolution 4 to be proposed at the 2002 Annual General Meeting ("Resolution 4") relates to the granting of a general mandate which will empower the Directors to issue new Shares not exceeding 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing of the resolution (including making and granting offers, agreements and options which would or might require Shares to be issued, allotted or disposed of) during the period up to the next annual general meeting of the Company, or at the expiration of the period within which the next annual general meeting of the Company is required by law to be held, or on revocation of Resolution 4 by an ordinary resolution of the Shareholders at general meeting, whichever is the earliest.

EXTENSION OF SHARE ISSUE MANDATE

Resolution 6 to be proposed at the 2002 Annual General Meeting ("Resolution 6") relates to the extension of the 20 per cent. general mandate to be granted. Subject to the passing at the 2002 Annual General Meeting of Resolution 4, Resolution 5 and Resolution 6, the Directors will be given a general mandate to add all those number of Shares which may from time to time be purchased under the Repurchase Proposal to the 20 per cent. general mandate, thus, the limit of the share issue mandate would include, in addition to the 20 per cent. limit as aforesaid, the number of Shares purchased under the Repurchase Proposal.

ADOPTION OF NEW SHARE OPTION SCHEME

The Company adopted a share option scheme on 30th September, 1991 (the "Existing Scheme"). The Existing Scheme expired on 29th September, 2001 and no further options may be granted thereunder. As at the Latest Practicable Date, there were options outstanding which enable holders thereof to subscribe for 28,550,000 Shares at the exercise price of HK$0.464 with the latest exercise date being 29th June, 2003 and there were 46,536,000 Shares issued upon exercise of the options granted under such scheme, options granted which were lapsed or cancelled amounted to 30,704,000 Shares and 10,500,000 Shares, respectively.

It is proposed that the Company shall adopt a new share option scheme (the "New Scheme") to provide the directors and employees of, as well as advisers and consultants to, the Company and its subsidiaries with the opportunity to acquire proprietary interests in the Company, which will encourage the grantees of such options to work towards enhancing the value of and for the benefit of the Company. A summary of the terms and conditions of the New Scheme is set out in the Appendix to this circular.

The Shares which may be issued upon exercise of all options to be granted under the New Scheme and any other share option schemes of the Company shall not exceed 10 per cent. of the Shares in issue on the adoption date. As at the Latest Practicable Date, there were 856,779,352 Shares in issue. Assuming there is no further allotment and issue of Shares and repurchase of Shares, upon the adoption of the New Scheme by the Shareholders in the 2002 Annual General Meeting, the Company may grant options ("Options") entitling holders thereof to subscribe for 85,677,935 Shares ("Scheme Mandate Limit"). As such, Resolution 7 to be proposed at the 2002 Annual General Meeting ("Resolution 7") which relates to the adoption of the New Scheme.

Shareholders should note that for so long as the Company remains a subsidiary of CIHL, certain granting of Options and the amendments to the New Scheme will be subject to the approval of the shareholders of CIHL or its independent non-executive directors:

1. In addition to obtaining prior approval of the independent non-executive Directors, any grant of Options under the New Scheme to any director, chief executive or substantial shareholder of CIHL, or any of their respective associates (as such terms are defined in the Listing Rules) shall also be subject to the prior approval of the independent non-executive directors of CIHL (excluding any independent non-executive director who is a proposed grantee of the option).

2. Where any grant of options to a substantial shareholder or an independent non-executive director of CIHL or any of their respective associates (as such term is defined in the Listing Rules) would result in the shares issued and to be issued upon exercise of all options already granted and to be granted (including options exercised, cancelled and outstanding) to such person under such scheme in the 12-month period up to and including the date of such grant:

   (a) representing in aggregate over 0.1 per cent. (or such other percentage as may from time to time be specified by the Stock Exchange) of the issued shares capital of the Company; and

(b) having an aggregate value, based on the closing price of the shares of the Company as stated in the daily quotations sheets issued by the Stock Exchange at the date of each grant, in excess of HK$5 million (or such other amount as may from time to time be specified by the Stock Exchange),

such grant of options shall, in addition to obtaining independent shareholders of the Company approval in the general meeting, be subject to prior approval by the independent shareholders of CIHL (voting by way of poll).

3. The renewal of the Scheme Mandate Limit and the granting of options exceeding the Scheme Mandate Limit or the Individual Limit (such terms as defined in the Appendix to this circular) under the New Scheme shall, in addition to obtaining the approval by Shareholders, be subject to the approval by the shareholders of CIHL in general meeting.

4. Any alteration of the rules of the New Scheme to the advantage of the grantees or any change to the authority of the Directors or administrator of the New Scheme in relation to any alteration of the terms of the New Scheme or any alteration to the terms and conditions of the New Scheme which are of a material nature, or any change to the terms of Options granted shall also be subject to the approval by the shareholders of the CIHL.

Pursuant to the Listing Rules, the Directors are required to state the value of all Options that can be granted pursuant to the New Scheme as if they had been granted on the Latest Practicable Date in this circular. However, the Directors consider that it is not appropriate to state such value as a number of variables which are necessary for the calculation of the value of the Options have not been determined. Such variables include the subscription price, exercise period, any lock up period, any performance targets set and other relevant variables. The subscription price payable for the Shares to be issued on exercise of Options depends on the price of the Shares as quoted on the Stock Exchange, which in turns depends on when Options are granted under the New Scheme. It is also difficult to ascertain with accuracy the subscription price of the Shares given the volatility the Share price may experience during the 10 year-life span of the New Scheme. The Directors believe that any calculation of the value of the Options as at the Latest Practicable Date based on a great number of speculative assumptions would not be meaningful and would be misleading to Shareholders. However, Shareholders should note that, in compliance with the Listing Rules, estimated valuations of Options granted during any financial period will be provided based on the Black-Scholes option pricing model, binomial model or a comparable generally accepted methodology in the Company's interim and final statements of its financial results.

Application has been made to the Listing Committee of the Stock Exchange for the approval of the listing of and permission to deal in the Shares which may be issued pursuant to the exercise of the Options under the New Scheme.

As the Company is a subsidiary of CIHL, the adoption of the New Scheme is also subject to the approval by the shareholders of CIHL in its forthcoming annual general meeting. In addition, the adoption of the New Scheme is conditional on, inter alia,

(a) approval by the Shareholders of the Company in the 2002 Annual General Meeting for the adoption of the New Scheme;

(b) the Listing Committee of the Stock Exchange granting approval of the listing of and permission to deal in the Shares which may be issued pursuant to the exercise of the Options under the New Scheme of up to 10 per cent. of the total issued share capital of the Company as at the date of adoption of the New Scheme; and

(c) the Bermuda Monetary Authority granting consent in respect of the granting of the options and the issue of share upon exercise of options granted under the New Scheme, if so required.

THE 2002 ANNUAL GENERAL MEETING

The form of proxy for use at the 2002 Annual General Meeting is enclosed herein. Whether or not you are able to attend the meeting, please complete the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited of 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong as soon as possible and in any event not later than forty-eight hours before the time appointed for holding the meeting or any adjourned meeting. Completion and delivery of the form of proxy will not prevent you from attending and voting at the 2002 Annual General Meeting if you so wish.

RECOMMENDATION

The Directors believe that the Repurchase Proposal, the adoption of the share issue mandate and the extension of the share issue mandate are in the best interests of the Company and its Shareholders and accordingly recommend all the Shareholders to vote in favour of Resolution 4, Resolution 5 and Resolution 6 at the 2002 Annual General Meeting.

The Directors also believe that the proposed the adoption of the New Scheme are in the best interests of the Company and its Shareholders. Accordingly, the Directors recommend the Shareholders to vote in favour of Resolution 7 at the 2002 Annual General Meeting.

DOCUMENTS AVAILABLE FOR INSPECTION

A copy of the form of the New Scheme is available for inspection during normal business hours at the principal place of business of the Company up to and including the date of the 2002 Annual General Meeting.

Yours faithfully,
For and on behalf of the Board
Chevalier iTech Holdings Limited
CHOW Yei Ching
Chairman and Managing Director

Unless defined in the "Letter from the Chairman" in this circular, terms used in this appendix shall have the following meanings:

"Board" means the board of directors of the Company;

"business day" means a day on which the Stock Exchange is generally open for business of dealing in securities;

"Date of Grant" shall mean the date on which the Board decides to make an offer of Option to the prospective Participant and which must be a business day;

"Grantee" means a Participant who has been granted an Option under the New Scheme;

"Group" means the Company and its subsidiaries;

"Individual Limit" shall have the meaning as set out in paragraph 8;

"Option Period" shall have the meaning as set out in paragraph 9;

"Participant" shall have the meaning as set out in paragraph 3;

"Scheme Limit" shall have the meaning as set out in paragraph 7;

"Scheme Mandate Limit" shall have the meaning as set out in paragraph 7; and

"Subscription Price" shall have the meaning as set out in paragraph 12.

The following is a summary of the salient features of the New Scheme:

1. The purpose of the New Scheme is to provide Participants with the opportunity to acquire ownership interests in the Company and to encourage Participants to work towards enhancing the value of the Company and its Shares for the benefit of the Company and the Shareholders as a whole.

2. The New Scheme is to be administered by the Board, and the decisions of the Board shall be final and binding on all parties. The Board shall have the right to (i) interpret and construe the provisions of the New Scheme, (ii) determine the persons who will be offered Options under the New Scheme and the number of Shares and the Subscription Price, subject to paragraph 12 below in relation to such Options, (iii) subject to paragraph 21, make such appropriate and equitable adjustments to the terms of the Options granted under the New Scheme as it deems necessary, and (iv) make such other decisions or determinations as it shall deem appropriate in the administration of the New Scheme. The Board shall have the power to delegate its powers to the managing director of the Company or any committee established by the Board from time to time to grant Options to Participants and to determine

the Subscription Price and other terms (if any) of such grant including, but without limitation, the minimum period for which an Option must be held and the minimum performance targets (if any) which must be reached before an Option can be exercised in whole or in part.

3. The Participants of the New Scheme include:

(i) any full-time employee of the Company or of any subsidiary;

(ii) directors (including non-executive directors and independent non-executive directors) of the Company or of any subsidiary;

(iii) part time employees with weekly work hours of 15 hours or above of the Company or of any subsidiary; and

(iv) advisors and consultants to the Company or to any Subsidiary in the areas of technical, financial or corporate managerial who, at the sole determination of the Board, have contributed to the Group (the assessment criteria of which are (i) contribution to the development and performance of the Group; (ii) quality of work performed for the Group; (iii) initiative and commitment in performing his/her duties; and (iv) length of service or contribution to the Group).

4. The Board is entitled at any time within ten years after the adoption date to make an offer to any Participant in its absolute discretion to take up an Option, pursuant to which such Participant may subscribe for such number of Shares as the Board may determine at the Subscription Price. The date on which an offer is made to a Participant shall be the Date of Grant for the purpose of the New Scheme and shall be a business day.

5. Each grant of Options to any director, chief executive or substantial shareholder of the Company shall be approved by the independent non-executive directors of the Company (excluding any independent non-executive director who is the proposed grantee of the Options) and for so long as the Company remains a subsidiary of CIHL, the approval by the independent non-executive directors of CIHL. Where any grant of Options to a substantial shareholder or an independent non-executive director of the Company, or any of their respective associates, would result in the Shares issued and to be issued upon exercise of all Options already granted and to be granted (including Options exercised, cancelled and outstanding) to such person in the 12-month period up to and including the date of such grant:

(a) representing in aggregate over 0.1 per cent. of the Shares in issue (or such other percentage as may be from time to time be specified by the Stock Exchange); and

(b) having an aggregate value, based on the closing price of the Shares as stated in the daily quotations sheets issued by the Stock Exchange at the date of each grant, in excess of HK$5 million (or such other amount as may be from time to time be specified by the Stock Exchange),

such further grant of Options must be approved (voting by way of poll) by the shareholders of the Company and for so long as the Company remains a subsidiary of CIHL, the approval by the shareholders of CIHL. All connected persons (as defined in the Listing Rules) of the Company must abstain from voting at such general meeting, except that any connected person may vote against the relevant resolution at the general meeting provided that his intention to do so has been stated in the circular containing the requirements under Chapter 17 of the Listing Rules to be sent to the shareholders of the Company and as the case may be, the shareholders of CIHL for the relevant resolution.

6. The New Scheme will prohibit the making of any offer or the granting of any Option at a time when the Participant would or might be prohibited from dealing in the Shares by the Listing Rules or by any applicable rules, regulations or law.

7. The overall limit on the number of Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the New Scheme and all other share option schemes of the Company must not exceed 30 per cent. of the Shares in issue from time to time ("Scheme Limit"). No options will be granted under the New Scheme at any time if such grant will result in the Scheme Limit being exceeded. In determining the Scheme Limit, the following Shares are to be excluded from the calculation of the number of Shares in issue:

   (a) Shares issued pursuant to the New Scheme and all other share option schemes; and

   (b) any pro rata entitlements to subscribe for further Shares pursuant to the issue of Shares mentioned in (a) above.

   The total number of Shares which may be issued upon exercise of all Options to be granted under the New Scheme and all other share option schemes of the Company shall not in aggregate exceed 10 per cent. of the Shares in issue on the adoption date of the New Scheme (the "Scheme Mandate Limit"), subject to refresher of the Scheme Mandate Limit as referred to below. Options lapsed in accordance with the terms of the New Scheme or any other share option scheme of the Company shall not be counted for the purpose of calculating the Scheme Mandate Limit.

   The Company may refresh the Scheme Mandate Limit at any time subject to prior Shareholders' approval in general meeting and for so long as the Company remains a subsidiary of CIHL, the prior approval by the shareholders of CIHL in general meeting. However, the Scheme Mandate Limit as refreshed must not exceed 10 per cent. of the Shares in issue as at the date of the aforesaid Shareholders' approval. Options previously granted under the New Scheme and any other share option schemes of the Company (including those outstanding, cancelled or lapsed in accordance with their respective terms or exercised) will not be counted for the purpose of calculating the limit as refreshed. A circular with relevant information as required under the Listing Rules must be sent to shareholders of the Company and as the case may be, the shareholders of CIHL, in connection with the meeting at which their approval will be sought.

The Company may seek separate shareholders' approval in general meeting, and for so long as the Company remains a subsidiary of CIHL, the prior approval by the shareholders of CIHL in general meeting, for granting Options beyond the Scheme Mandate Limit provided the Options in excess of the Scheme Mandate Limit are granted only to Participants specifically identified by the Company before such approval is sought. A circular with relevant information as required under the Listing Rules must be sent to shareholders and as the case may be, the shareholders of CIHL, containing, amongst others, a generic description of the identified Participants, the number and terms of the Options to be granted, the purpose of granting Options to the identified Participants, and any explanations as to how the terms of these Options serve such purpose.

The maximum number of Shares referred to in this paragraph 7 and in paragraph 8 below shall be adjusted, in such manner as the auditors of the Company shall certify to be appropriate, fair and reasonable and that the requirements set out in the Note to the Listing Rule 17.03(13) are satisfied in the event of any alteration in the capital structure of the Company in accordance with paragraph 16 below whether by way of capitalisation of profits or reserves, rights issue, sub-division or consolidation of shares or reduction of the capital of the Company.

8. The total number of Shares issued and to be issued upon exercise of the Options granted to any Grantee (including both exercised and outstanding Options) in any 12-month period must not exceed 1 per cent. of the Shares in issue (the "Individual Limit"). Any further grant of Options in excess of the Individual Limit must be subject to separate Shareholders' approval in general meeting and for so long as the Company remains a subsidiary of CIHL, the prior approval by the shareholders of CIHL in general meeting, with such Grantee and his associates (as such term is defined in the Listing Rules) abstaining from voting. A circular with relevant information as required under the Listing Rules must be sent to the Shareholders and as the case may be, the shareholders of CIHL, disclosing, amongst others, the identity of the Grantee and the number and terms of the Options granted and proposed to be granted. The number and terms (including the Subscription Price) of Options to be granted to such Grantee must be fixed before shareholders' approvals are sought and the date of the Board meeting for proposing such further grant should be taken as the Date of Grant for the purpose of calculating the Subscription Price.

9. The option period (the "Option Period") of a particular Option is the period during which the Option can be exercised, such period to be notified by the Board to each Grantee at the time of making an offer, and in any event such period of time shall not expire later than ten years from the Date of Grant.

10. Subject to the terms of the New Scheme, the Board shall be entitled at any time within a period of ten years commencing on the adoption date, to make an Offer to any Participant, as the Board may in its absolute discretion select, to take up an Option pursuant to which such Participant may, during the Option Period, subscribe for such number of Shares as the Board may determine, at the Subscription Price. The New Scheme does not set out the minimum period for which an Option must be held and the minimum performance targets that must be reached before the Option can be exercised in whole or in part. The Offer shall specify the terms on which the Option is to be granted. Such terms may include (i) minimum periods for which an Option must be held; and/or (ii) minimum performance targets that must be reached before the Option can be exercised in whole or in part; and/or (iii) such other terms as may be imposed at the discretion of the Board either on a case-by-case basis or generally.

11. An Offer shall be deemed to have been accepted and the Option to which the Offer relates shall be deemed to have been granted and to have taken effect when the duplicate of the offer letter comprising acceptance of the Offer duly signed by the Grantee with the number of Shares in respect of which the Offer is accepted clearly stated therein, together with a remittance in favour of the Company of HK$1.00 by way of consideration for the grant thereof, is received by the Company within 30 days from the date on which the letter containing the Offer is delivered to the Participant. Such remittance shall not be refundable in any circumstances.

12. The initial Subscription Price shall be such price determined by the Board in its absolute discretion and notified to the Participant in the Offer and shall be no less than the highest of:

    (a) the closing price of a Share as stated in the daily quotations sheet issued by the Stock Exchange on the Date of Grant;

    (b) the average closing price of a Share as stated in the daily quotations sheets issued by the Stock Exchange for the 5 business days immediately preceding the Date of Grant; and

    (c) the nominal value of a Share on the Date of Grant.

13. The Shares to be allotted upon the exercise of an Option will be subject to all the provisions of the Bye-laws of the Company and the applicable laws in Bermuda and Hong Kong for the time being in force and will rank pari passu with the fully paid Shares in issue on the date when the name of Grantee is registered in the register of members of the Company. Prior to the Grantee being registered on the register of members of the Company, the Grantee shall not have any voting rights, or rights to participate in any dividends or distributions or any rights arising on a liquidation of the Company, in respect of the Shares to be issued upon the exercise of the Option.

14. Subject to the provisions of the rules of the New Scheme, the New Scheme shall be valid and effective for a period of ten years commencing on the adoption date. After the expiry of the ten-year period, no further Options shall be offered or granted but in all other respects the

provisions of the New Scheme shall remain in full force and effect. Options complying with the provisions of Chapter 17 of the Listing Rules which are granted during the life of the New Scheme shall continue to be exercisable in accordance with their terms of issue after the end of the ten-year period.

15. An Option shall lapse automatically (to the extent not already exercised) on the earliest of:

(i) the expiry of the option period as stipulated in the offer letter;

(ii) the expiry of the periods referred to below:

(a) in the event of a Grantee cease to be a Participant (being an employee or an executive director) for any reason other than on his death or the termination of employment on one or more of the grounds specified in sub-paragraph (b) below and paragraph (v) below, the date of cessation of employment, unless the board of directors of the Company otherwise determine;

(b) in the event of a Grantee ceases to be Participant (being an employee or an executive director) upon the termination on the part of the Company or the relevant subsidiary (not for any grounds specified in paragraph (v) below), one month after the date of cessation of his employment (or such date as may be determined by the Board);

"date of cessation of employment" shall be the last actual working day with the Company or the relevant subsidiary whether salary is paid in lieu of notice or not;

(c) in the event a Grantee dies before exercising the option in full and none of the events which would be a ground for termination of his employment under paragraph (v) arises, 12 months from the date of death, or such longer period as the Board may determine;

(d) in the event of a Grantee (being a non-executive director or an independent non-executive director) ceasing to be a Participant, 12 months from the date of his retirement or resignation, or such longer period as the Board may determine;

(e) in the event of a corporate Grantee, upon the date of commencement of winding up of the Grantee;

(iii) subject to the court of competent jurisdiction not making an order prohibiting the offeror to acquire the remaining Shares in an general offer, the expiry of the period of 30 days after the date on which the offer becomes or is declared unconditional;

(iv) subject to a general offer by way of scheme of arrangement becoming effective, the expiry of the period specified by the Company in a notice to the holders of Options;

(v) the date on which the Grantee (being an employee or an executive director) ceases to be a Participant by reason of the termination of his employment on the grounds that he has been guilty of serious misconduct, or has committed any act of bankruptcy or has become insolvent or has made any arrangements or composition with his creditors generally, or has been convicted of any criminal offence involving his integrity or honesty or (if so determined by the Board) on any other grounds on which an employer would be entitled to terminate his employment at common law or pursuant to any applicable laws or under the Grantee's service contract with the Company or the relevant subsidiary;

(vi) the date on which the Grantee (being a non-executive director or an independent non-executive director) has committed any act of bankruptcy or has become insolvent or has made any arrangements or composition with his or her creditors generally, or has been convicted of any criminal offence involving his or her integrity or honesty or (if so determined by the Board) on any other grounds at common law or pursuant to any applicable laws that the Grantee becomes no longer suitable to remain as a director of the Company;

(vii) subject to a compromise or arrangement between the Company and its members or creditors being proposed in connection with the scheme for the reconstruction or amalgamation of the Company becoming effective, two business days prior to the proposed meeting whereby the proposed compromise or arrangement is approved;

(viii) the date of the commencement of the winding-up of the Company;

(ix) the date on which the Grantee commits a breach of paragraph 20 below; and

(x) notwithstanding any terms of the New Scheme, the date on which the Participant ceases to be employed by the Company or any subsidiary if such date occurs during the twelve-month period following the commencement date of the Option granted.

16. In the event of any capitalisation issue, rights issue, sub-division or consolidation of Shares or reduction of capital of the Company while any option granted remains exercisable, such corresponding adjustment (if any) may be made to (a) the number of Shares subject to any option so far as such option remains unexercised and subject to the New Scheme and/or (b) the Subscription Price, provided that any such adjustment shall be made on the basis that the Grantee shall have as nearly as possible the same proportion of the equity capital of the Company as that to which he was entitled before such alteration in the capital structure and the aggregate Subscription Price payable by the Grantee on the full exercise of any option shall remain as nearly as possible the same as (but not greater than) it was before such event.

The auditors for the time being of the Company shall certify in writing any adjustment made is in their opinion fair and reasonable.

No such adjustment shall be made the effect of which would be to enable a Share to be issued at less than its nominal value. The Subscription Price so adjusted shall be rounded up to the nearest integral cent respectively.

17. Any Options granted but not exercised may be cancelled if the Grantee so agrees and new Options may be granted to the Grantee under the New Scheme with available unissued Options (excluding the cancelled Options) provided such new Options fall within the limits prescribed by paragraph 7 and otherwise comply with the terms of the New Scheme.

18. The Shares issued on exercise of the Options will on issue be identical to the then existing issued Shares of the Company.

19. The Company by ordinary resolution in general meeting or the Board may at any time terminate the operation of the New Scheme and in such event no further Options will be offered or granted but in all other respects the provisions of the New Scheme shall remain in full force and effect. Options complying with the provisions of Chapter 17 of the Listing Rules which are granted during the life of the New Scheme and remain unexpired immediately prior to the termination of the operation of the New Scheme shall continue to be valid and exercisable in accordance with their terms of issue after the termination of the New Scheme.

20. An Option shall be personal to the Grantee and shall not be assignable and no Grantee shall in any way sell, transfer, charge, mortgage, encumber or create any interest in favour of any other person over or in relation to any Option. Any breach of the foregoing shall lead to automatic lapse of any outstanding Option or part thereof granted to such Grantee without incurring any liability on the part of the Company.

21. The New Scheme may be altered in any respect by resolution of the Board except those specific provisions of the New Scheme which relate to the matters set out in Rule 17.03 of the Listing Rules (namely the definitions of "Option Period", "Participant" and "Grantee" and the provisions in the rules of the New Scheme as set out in paragraphs 1, 3, 7 to 20 and this paragraph in this Appendix), cannot be altered to the advantage of the Participants and no changes to the authority of the Directors or administrator of the New Scheme in relation to any alteration of the terms of the New Scheme shall be made, without the prior approval of Shareholders in general meeting and for so long as the Company remains a subsidiary of CIHL, the prior approval by the shareholders of CIHL in general meeting. Any alterations to the terms and conditions of the New Scheme which are of a material nature, or any change to the terms of Options granted, must be approved by the Shareholders in general meeting and for so long as the Company remains a subsidiary of CIHL, the prior approval by the shareholders of CIHL in general meeting, except where the alterations take effect automatically under the terms of the New Scheme. The New Scheme so altered must comply with Chapter 17 of the Listing Rules.



CHEVALIER iTECH HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of the Company will be held at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Friday, 20th September, 2002 at 10:30 a.m. for the following purposes:

As Ordinary Business

1. To receive and consider the audited financial statements and the Reports of the Directors and Auditors for the year ended 31st March, 2002.

2. To re-elect retiring Directors and authorize the Board of Directors to fix their remuneration.

3. To re-appoint Auditors and authorize the Board of Directors to fix their remuneration.

And As Special Business, to consider and, if thought fit, pass with or without modification the following resolutions as Ordinary Resolutions:

4. **"THAT:**

(a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorize the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) the exercise of subscription rights under any share option scheme of the Company or (iii) an issue of shares as scrip dividends pursuant to the Bye-laws of the Company from time to time shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution and the Resolution 5:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-laws of the Company or any applicable law of Bermuda to be held; and

(iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in General Meeting.

"Rights Issue" means the allotment, issue or grant of shares pursuant to an offer (open for a period fixed by the Directors of the Company) made to shareholders or any class thereof on the Register of Members of the Company on a fixed record date pro rata to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements of having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company)."

5. **"THAT:**

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as defined in Resolution 4(d) above) all powers of the Company to repurchase its shares in the capital of the Company, subject to and in accordance with all applicable laws and requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended from time to time, be and is hereby generally and unconditionally approved; and

(b) the aggregate nominal amount of shares to be purchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10 per cent. of the aggregate nominal amount of the issued share capital of the Company on the date of passing this Resolution and the authority pursuant to paragraph (a) above shall be limited accordingly."

6. "**THAT** the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to Ordinary Resolution set out in Resolution 4 be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to Ordinary Resolution as set out in Resolution 5, provided that such amount shall not exceed 10 per cent. of the aggregate nominal amount of the issued share capital of the Company at the date of this Resolution."

7. "**THAT** conditional on (i) the approval by shareholders of Chevalier International Holdings Limited of the adoption of the New Scheme (as defined below); (ii) the Listing Committee of The Stock Exchange of Hong Kong Limited granting approval of the listing of and permission to deal in the shares which may be issued pursuant to the exercise of the options under the New Scheme (as defined below) of up to 10 per cent. of the total issued share capital of the Company as at the date hereof; and (iii) the Bermuda Monetary Authority granting consent in respect of the granting of options and the issue of shares upon exercise of options granted under the New Scheme, if so required, the share option scheme of the Company (the "New Scheme", a copy of the rules of such scheme has been produced to this Meeting marked 'A' and initialled by the Chairman for the purpose of identification) be and is hereby approved AND THAT the Directors of the Company be and are hereby authorised, at their absolute discretion, to grant options and to allot and issue shares pursuant to the exercise of subscription rights attaching to any options not exceeding 10 per cent. of the New Scheme provided that the aggregate nominal amount of issued share capital of the Company at the date of this Resolution."

By Order of the Board
KAN Ka Hon
Company Secretary

Hong Kong, 30th July, 2002

Notes:

(a) A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, in the event of a poll, to vote in his stead. A proxy need not be a member of the Company.

(b) In order to be valid, a form of proxy, together with the power of attorney or other authority (if any), must be deposited at the Company's Branch Share Registrars in Hong Kong, STANDARD REGISTRARS LIMITED of 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting.

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下其士科技控股有限公司股份全部**售出或轉讓**，應立即將本通函連同隨附之代表委任表格送交買主或受讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或受讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



CHEVALIER iTECH HOLDINGS LIMITED
其士科技控股有限公司

(於百慕達註冊成立之有限公司)

一般性授權發行
及購回本公司證券
採納新購股權計劃
及
二零零二年度股東週年大會通告

本通函之資料乃遵照上市規則之規定刊載，旨在提供有關其士科技控股有限公司之資料。各董事願就本通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知及所信，本通函並無遺漏任何其他事實，致令其任何內容產生誤導。

其士科技控股有限公司謹訂於二零零二年九月二十日(星期五)上午十時三十分假座香港九龍灣宏開道八號其士商業中心二十二樓舉行二零零二年度股東週年大會，大會通告載於本通函第16至18頁。

無論　閣下能否出席二零零二年度股東週年大會，務請　閣下按照隨附之代表委任表格上印備之指示儘快填妥並交回標準證券登記有限公司，地址為香港中環干諾道中一一一號永安中心五樓，惟無論如何須於二零零二年度股東週年大會或其任何續會指定舉行時間四十八小時前送達。填妥代表委任表格後，　閣下仍可親身出席股東週年大會或其任何續會及於會上投票。

二零零二年七月三十日



CHEVALIER iTECH HOLDINGS LIMITED
其士科技控股有限公司
(於百慕達註冊成立之有限公司)

執行董事
周亦卿 *(主席)*
馮伯坤 *(董事總經理)*
郭海生
簡嘉翰
周莉莉

獨立非執行董事
袁天凡
米原慎一

註冊辦事處
Cedar House,
41 Cedar Avenue,
Hamilton, HM12,
Bermuda

主要營業地點
香港九龍灣
宏開道八號
其士商業中心二十二樓

敬啟者：

一般性授權發行
及購回本公司證券
採納新購股權計劃
及
二零零二年度股東週年大會通告

緒言

本通函旨在向股東提供所有合理所需之資料，以便彼等就本通函所述之決議案投票贊成與否作出明智決定，而(其中包括)有關決議案將提呈於二零零二年九月二十日(星期五)上午十時三十分假座香港九龍灣宏開道八號其士商業中心二十二樓舉行之本公司股東週年大會(「二零零二年度股東週年大會」)處理。載於本通函第16至18頁乃二零零二年度股東週年大會通告。

本通函載列以下根據香港聯合交易所有限公司證券上市規則(「上市規則」)須寄予各股東之資料：

(1) 有關通過一般性授權之決議案，以購回本公司每股面值港幣0.10元之股份(「股份」)之說明函件；及

(2) 本公司新購股權計劃之條款及條件概要。

購回建議

根據本公司之組織章程大綱及細則及一九八一年百慕達公司法(已修定)，本公司可購回其本身之股份。本公司細則亦容許本公司就購回其本身之股份提供財政資助。

第五項決議案將提呈於二零零二年度股東週年大會(「第五項決議案」)有關授予本公司董事一般權力，以便在香港聯合交易所有限公司(「聯交所」)購回股份最多可達提呈決議案當日本公司已發行股本百分之十(「購回建議」)。

本公司將予購回之股份均為繳足股份。於二零零二年七月二十二日(本文件付印前之最後實際可行日期(「最後實際可行日期」))，已發行之股份為856,779,352股。因此，在二零零二年度股東週年大會上提呈之第五項決議案獲通過之規限下，並假設無額外股份將予發行，以及於提呈決議案日前，本公司將不會購回任何股份，故根據該項授權，本公司將獲准購回最多可達85,677,935股股份。

本公司董事認為購回建議乃符合本公司及其股東之利益。近年，聯交所之交投情況波動不定，股份曾有多次以較諸基本資產淨值出現重大折讓之買賣記錄。股份之購回可提升本公司之每股資產淨值及每股盈利。在此等情況下，本公司購回股份之能力乃有利於該等擬保留彼等於本公司投資之股東，因彼等於本公司資產中所佔權益之百分率將隨著本公司購回股份數目之比例而增加。此外，本公司董事根據購回建議行使所獲賦予之權力時，亦會增加股份在聯交所之交投量。

本公司董事預期，即使全面行使上述授權，本公司之營運資金狀況或財務槓杆狀況(較諸本公司最近期截至二零零二年三月三十一日止年度經審核帳項所披露之情況)將不會就購回建議進行購回而受到任何嚴重不利影響。然而，倘行使購買授權致使本公司之營運資金狀況或財務槓杆狀況(較諸本公司最近期公佈之經審核帳項所披露之情況)受到嚴重不利影響時，除非本公司董事認為縱使出現該等嚴重不利影響，該等購回仍符合本公司之最佳利益，否則不擬行使購買授權。

購回之資金

本公司就購回股份僅可動用根據其組織章程大綱及細則及一九八一年百慕達公司法(已修定)所批准可合法地作有關用途之資金；惟根據此等文件之規定，股份可由本公司之溢利及／或就此發行新股份所得之款項及／或購回股份之繳足股本撥款購回。

權益披露

本公司董事已向聯交所承諾將根據上市規則及所有適用法例之規定，按提呈之第五項決議案行使本公司購回之權力。

本公司各董事(就彼等作出一切合理查詢後所知)及彼等之任何聯繫人士目前概無意待購回建議於二零零二年度股東週年大會上獲股東批准後，根據購回建議出售股份予本公司。

與此同時，本公司之任何關連人士概無知會本公司，彼等目前有意待購回建議於二零零二年度股東週年大會上獲股東批准後，出售任何股份或彼等已承諾不會出售彼等持有之任何股份予本公司。

倘股東於本公司有投票權股本中之應佔權益因任何股份購回而有所增加，就公司收購及合併守則(「收購守則」)而言，此項增加將被視作收購行動處理；及倘此項增加導致控制權有所變動，根據收購守則第26條，在若干情況下可能會觸發全面收購股份之責任。

於最後實際可行日期，其士國際集團有限公司(「其士國際」)連同其附屬公司實益持有股份共432,446,666股，相等於本公司已發行股本約百分之五十點四七，並控制本公司超過三分之一的投票權。此外，周亦卿博士，本公司之董事及其士國際之控權股東，持有股份34,079,270股，相等於本公司已發行股本約百分之三點九八。除上述列明外，就本公司董事所知及所信，概無任何人士實益持有任何股份權益，相等於本公司已發行股本百分之十或以上。

倘董事根據第五項決議案悉數行使授予之購回股份權力，(如現有持股情況保持不變)其士國際及與其一致行動之人士於本公司之應佔持股量將增加至本公司已發行股本約百分之六十點五。本公司董事認為此項增加將不會導致須遵照收購守則第26條規定提出強制收購之後果。除本文披露者外，概無董事目前知悉，根據購回建議進行任何購回將引致收購守則下之任何影響。

股份價格

在過去十二個月內每月在聯交所買賣之股份之最高及最低成交價如下：

	最高 *港元*	最低 *港元*
二零零一年七月	0.35	0.35
二零零一年八月	0.35	0.34
二零零一年九月	0.33	0.32
二零零一年十月	0.30	0.27
二零零一年十一月	0.30	0.25
二零零一年十二月	0.30	0.248
二零零二年一月	0.30	0.27
二零零二年二月	0.25	0.25
二零零二年三月	0.32	0.27
二零零二年四月	0.27	0.24
二零零二年五月	0.30	0.244
二零零二年六月	0.25	0.236

本公司購回股份

在本函件日期前六個月內，本公司並無在聯交所或其他地方購回其任何股份。

發行股份授權

第四項決議案將提呈於二零零二年度股東週年大會(「第四項決議案」)有關授予一般性授權，以賦予董事權力於期間至本公司下屆股東週年大會；或依照法例規定本公司須予舉行下屆股東週年大會之期限屆滿之日；或股東於股東大會上通過普通決議案以撤銷第四項決議案之日(以最早日期止之期間為準)發行新股份，惟不得超過本公司於通過此決議案當日之已發行股本面值總額百分之二十(包括訂立需要或可能需要發行、配發或處置股份之售股建議、協議及購股權)。

擴大發行股份授權

第六項決議案將提呈於二零零二年度股東週年大會(「第六項決議案」)有關擴大將授予董事一般性授權發行本公司百分之二十股份。待於二零零二年度股東週年大會上通過第四項決議案、第五項決議案及第六項決議案後，董事將獲授予一般性授權不時發行本公司最多可達百分之二十股份，並額外擴大授權，以增加不時於購回建議下購回之所有該等股份數目，因此，發行股份授權之限額將包括(除上述百分之二十之限額)根據購回建議所購回之股份數目。

採納新購股權計劃

於一九九一年九月三十日，本公司採納一購股權計劃(「現有計劃」)。現有計劃已於二零零一年九月二十九日屆滿，並不再據此授出購股權。於最後實際可行日期，尚未行使之購股權(最後行使日期為二零零三年六月二十九日)賦予其持有人以每股行使價格港幣0.464元認購28,550,000股股份；及就該項計劃已授出並行使之購股權所發行之股份為46,536,000股。已失效及注銷之購股權可予發行之股份數目分別為30,704,000股及10,500,000股。

本公司建議採納新購股權計劃(「新計劃」)，藉以提供機會予本公司及其附屬公司之董事及僱員以及顧問獲取本公司之專有利益，從而鼓勵該等購股權之獲授人提升本公司之價值及就本公司之利益而努力。新計劃之條款及條件概要載於本文件附錄。

就行使新計劃及本公司任何其他購股權計劃將予授出之所有購股權而可能發行之股份均不得超過採納有關計劃當日已發行股份的百分之十。於最後實際可行日期，已發行之股份為856,779,352股。假設並無進一步配發及發行股份及購回股份，在股東於二零零二年度股東週年大會上通過採納新計劃後，本公司可獲授出購股權(「購股權」)予持有人認購85,677,935股股份(「計劃授權限額」)。因此，第七項決議案將提呈於二零零二年度股東週年大會(「第七項決議案」)有關批准採納新計劃。

股東知悉只要本公司仍為其士國際之附屬公司，若干授出之購股權及新計劃之修訂均須獲其士國際之股東或其獨立非執行董事之批准：

1. 除須獲獨立非執行董事預先批准外，根據新計劃授出任何購股權予其士國際之任何董事、行政總裁或主要股東或彼等各自之任何聯繫人士(定義見上市規則)，亦須獲其士國際之獨立非執行董事(不包括本身為購股權建議獲授人之獨立非執行董事)預先批准。

2. 倘向其士國際之主要股東或獨立非執行董事或彼等各自之任何聯繫人士(定義見上市規則)授予任何購股權會導致於截至有關授出日期(包括該日)止之十二個月期間因行使有關計劃之所有已授或將授出之購股權(包括已行使、已注銷及尚未行使之購股權)而發行及將發行予有關人士之股份：

   (a) 合共佔本公司已發行股本百分之零點一以上(或按聯交所不時列明之其他百分率)；及

(b) 總值(按每次授出之日本公司股份於聯交所發出之每日報價表內列明之收市價計算)超過港幣5,000,000元(或按聯交所不時列明之其他百分率),

則授出購股權(除須獲本公司獨立股東於股東大會上批准)須獲其士國際獨立股東以表決方式投票之預先批准。

3. 更新計劃授權限額及就新計劃所授出之購股權超過計劃授權限額或個別限額(該等條款之定義見本函件附錄),除須獲股東批准外,亦須獲其士國際股東於股東大會上批准。

4. 為獲授人之利益而更改新計劃之規則或董事或管理者於新計劃中有關更改新計劃之條款所賦予權力有任何變更或新計劃之條款及條件有任何重大變動或所授出之購股權條款有任何更改亦須獲其士國際股東之批准。

根據上市規則,董事須於本文件內載明根據新計劃授出之所有購股權(假設其已於最後實際可行日期授出)價值。然而,董事認為由於尚未釐定計算購股權價值之所需若干變數,故現不適宜載述該等價值。該等變數包括認購價、行使期限、任何凍結期、任何設定表現目標及其他相關變數。因行使購股權而將予發行股份之應付認購價取決於聯交所所報之股份價格,而股份價格則取決於根據新計劃授出購股權之時間。鑑於新計劃之有效期為十年,期間可能出現股價波動,故難以準確地確定股份認購價。董事認為按照大量推測假設計算購股權於最後實際可行日期之價值並無意義且會誤導股東。然而,為遵照上市規則之規定,本公司將根據「柏力克-舒爾斯」期權定價模式、「二項式」期權定價模式或普遍接納可予比較方法計算購股權之估計價值,並於本公司之中期及末期報告之財務業績提供於任何財政期間內授出之購股權,敬希股東垂注。

本公司已向聯交所上市委員會提出申請,批准可能就行使新計劃之購股權而發行之股份上市及買賣。

只要本公司仍為其士國際之附屬公司,新計劃之採納亦須獲其士國際股東於即將召開之股東週年大會上通過批准。此外,新計劃須待下列各項(其中包括)完成後,方可採納:

(a) 本公司股東於二零零二年度股東週年大會上批准採納新計劃;

(b) 聯交所上市委員會批准就新計劃授出之購股權獲行使而將予發行之股份上市及買賣，惟不得超過於採納新計劃當日本公司已發行股本的百分之十；及

(c) 百慕達金融管理局同意有關授出購股權及就行使新計劃所授出之購股權而發行之股份，如需要。

二零零二年度股東週年大會

隨附二零零二年度股東週年大會適用之代表委任表格寄發予各股東。無論　閣下能否出席該大會，務請按照隨附之代表委任表格上印備之指示填妥，並須於大會或任何續會指定舉行時間四十八小時前，送達本公司之香港股份過戶登記分處標準證券登記有限公司，地址為香港中環干諾道中一一一號永安中心五樓。填妥及交回代表委任表格後，　閣下仍可出席二零零二年度股東週年大會及於會上投票。

推薦意見

董事相信購回建議採納發行股份授權及擴大發行股份授權均符合本公司及其股東之最佳利益，故建議全體股東投票贊成將於二零零二年度股東週年大會上提呈之第四項決議案、第五項決議案及第六項決議案。

董事亦相信建議採納新計劃乃符合本公司及其股東之最佳利益。因此，董事建議各股東投票贊成將於二零零二年度股東週年大會上提呈之第七項決議案。

備查文件

新計劃之副本現可於二零零二年度股東週年大會舉行當日或之前於一般辦公時間內在本公司之主要營業地點可供查閱。

此致

列位股東　台照

承
Chevalier iTech Holdings Limited
其士科技控股有限公司
董事會命
主席
周亦卿
謹啟

二零零二年七月三十日

除本通函之「主席函件」另有所指外，於本附錄使用之詞彙具有下列涵義：

「董事會」	指	本公司之董事會；
「營業日」	指	聯交所進行買賣證券之營業日；
「授出日期」	指	董事會決定向其參與者作出購股權之要約的日期，該日期必須為營業日；
「獲授人」	指	根據新計劃獲授購股權之參與者；
「本集團」	指	本公司及其附屬公司；
「個別限額」	指	與本文第8段所述之意思相同；
「購股權期間」	指	與本文第9段所述之意思相同；
「參與者」	指	與本文第3段所述之意思相同；
「計劃限額」	指	與本文第7段所述之意思相同；
「計劃授權」	指	與本文第7段所述之意思相同；及
「認購價」	指	與本文第12段所述之意思相同。

以下為新計劃之主要條款概要：

1. 購股權計劃旨在提供機會予參與者購入本公司之權益，並鼓勵參與者就本公司及其股東之整體利益而致力提升本公司及其股份之價值。

2. 新計劃由董事會管理，董事會之決定為最終決定，對所有各方均具有約束力。董事會有權(i)解釋及說明新計劃之規定；(ii)根據下文第12段有關該等購股權之決定按新計劃授予購股權之人士，以及股份數目和認購價；(iii)根據第21段，就按新計劃而授出之購股權的條款作出適當及公平合理和被視為必須的調整；及(iv)作出被視為適合於管理新計劃的其他決定。董事會並有權授權予本公司之董事總經理或由董事會不時成立之委員會，以向參

與者授予購股權，並釐定認購價及授出購股權之其他條款（如有），包括惟不限於須持有購股權之最短期限及購股權可全部或部分行使前必須達致之最低表現目標（如有）。

3. 新計劃之參與者包括：

   (i) 本公司或任何附屬公司之任何全職僱員；

   (ii) 本公司或任何附屬公司之董事（包括非執行董事及獨立非執行董事）；

   (iii) 每週工作十五小時或以上之本公司或其附屬公司之兼職僱員；及

   (iv) 由董事會獨自釐定為在科技、財務或企業管治等範疇對本集團作出貢獻之本公司或任何附屬公司之顧問（評估標準為(i)對本集團之發展及表現作出貢獻；(ii)為本集團提供優質工作；(iii)履行職務時的積極性及承擔；及(iv)於本集團之服務或貢獻年期）。

4. 董事會有權於採納日期之後十年內隨時酌情向參與者作出接納購股權之要約，據此，該等參與者可按認購價認購董事會釐定之股份數目。向參與者提出要約之日期應為新計劃之授出日期及應為營業日。

5. 凡向本公司任何董事、行政總裁或主要股東授出購股權，必須獲本公司之獨立非執行董事（不包括本身為購股權之建議獲授人的非執行董事）批准。只要本公司仍然為其士國際之附屬公司，則還要經其士國際之獨立非執行董事批准。倘向本公司之主要股東或獨立非執行董事或彼等各自之任何聯繫人士授出購股權，會導致直至授出日期（包括該日）止十二個月期間因行使所有已獲授或將獲授之購股權（包括已行使、註銷及尚未行使之購股權）而發行及將予發行之股份：

   (a) 佔已發行股份合共超出0.1%（或由聯交所不時釐定之其他百分率）；及

   (b) 總值（按在各授出之日股份於聯交所發出之每日報價表上所載之收市價計算）超過港幣5,000,000元（或由聯交所不時釐定之金額）。

則該等進一步授出購股權事宜必須獲股東(以投票方式)批准。只要本公司仍然為其士國際之附屬公司，則還要經其士國際之股東批准。本公司所有關連人士(定義見上市規則)必須於有關股東大會上放棄投票，惟倘任何關連人士於就有關決議案致股東及其士國際股東之通函(載有上市規則第17章之要求)內註明其擬投票反對有關決議案，則可於股東大會上作出此舉。

6. 新計劃禁止在參與者要是或可能受上市規則或任何適用規則、條例或法律禁止進行股份交易時，授予任何購股權之要約或任何購股權。

7. 根據新計劃及本公司之其他購股權計劃，因尚未行使之購股權獲行使而發行之股份數目整體上限，不得超過不時已發行股份之30%(「計劃限額」)。倘於任何時間根據新計劃授出之購股權超出計劃限制，則不會授予購股權。在決定計劃限額時，下列股份將不會計算入發行股份之數目內：

(a) 根據新計劃及任何其他購股權計劃發行之股份；及

(b) 根據上文(a)段所述之發行股份而有權按比例再認購之股份。

因根據新計劃及本公司之所有其他購股權計劃將會授出之購股權獲悉數行使而可能發行之股份總數，不得超過於採納新計劃日期之已發行股份之10%(「計劃授權限額」)，可如下文所述將計劃授權限額更新。按新計劃或本公司之任何其他購股權計劃之條款而失效之購股權所涉及之股份，將不會計入計劃授權限額內。

本公司可隨時更新計劃授權限額，惟須先獲得股東於股東大會上批准。只要本公司仍然為其士國際之附屬公司，則還要經其士國際股東於股東大會上預先批准。然而，已更新之計劃授權限額不得超過上述股東批准日期已發行股份之10%。先前根據新計劃及任何其他購股權計劃所授出之購股權(包括依據該等計劃之未行使、已註銷或已失效之購股權或已行使之購股權)所涉及之任何股份將不會計算在已更新限額之內。本公司必須將有關於股東大會上尋求股東批准並載有上市規則規定之有關資料之通函寄發予本公司及其士國際之股東。

本公司亦可在股東大會上尋求股東另行批准，只要本公司仍然為其士國際之附屬公司，則還要經其士國際之股東預先批准。授予超出計劃授權限額之購股權，惟超過計劃授權限額之購股權只能授予本公司在獲得有關股東批准前已特別指定的參與者。本公司必須向股東及其士國際之股東寄發載有上市規則規定之有關資料之通函，其中包括指定參與者之一般說明、將予授出之購股權數目及條款、向指定參與者授出購股權之目的及有關該等購股權之條款如何發揮作用之說明。

下文第7段及第8段所指之股份數目上限必須予以調整。調整方式須經本公司核數師證明為適當、公平及合理，而按照下文第16段更改本公司股本結構(不論將溢利或儲備資本化、供股、分析或合併股份或削減本公司股本等方式)乃符合上市規則第17.03(13)條之附註所載規定。

8. 在任何十二個月期間內向任何獲授人(包括已行使及尚未行使者)授予購股權獲行使而發行及將予發行之股份總數，不得超過已發行股份之1%。倘進一步授予之購股權超過個別限額，則須於股東大會上獲股東另行批准，只要本公司仍然為其士國際之附屬公司，則還要經其士國際之股東於股東大會上預先批准，而有關獲授人及其聯繫人士(定義見上市規則)須放棄投票。本公司必須向股東刊發載有上市規則規定之資料之通函，披露有關(其中包括)獲授人之身份以及已授及建議授出購股權之數目及條款。將授予該獲授人之購股權數目及條款(包括認購價)，須於尋求股東批准前訂定，而為提呈進一步授予該等購股權而舉行董事會會議之日期，將被視作授出日期，以便計算認購價。

9. 某一購股權之購股權期間(「購股權期間」)為購股權可予行使之期限，董事會可於作出要約時通知每位獲授人，並在任何情況下，有關期限不得遲於授出日期起計十年。

10. 根據新計劃之條款，董事會有權於採納日期起計十年內任何時間，向董事會全權酌情挑選之任何參與者提出要約，以接納購股權，據此，該名參與者可於購股權期間，按認購價認購董事會釐訂之股份數目。新計劃並無規定購股權之最短持有期間或可悉數或部分行使購股權前必須達致之最低表現目標。要約須列明將予授出之購股權之條款。有關條款包括(i)必須持有購股權之最短期限；及／或(ii)行使全部或部分購股權必須達致之最低表現目標，及／或(iii)董事會按個別情況或整體可能酌情施加之其他條款。

11. 倘本公司於寄發載有要約之函件予參與者起計三十日內接獲一份由獲授人正式簽署有關接納要約之信件複本，其中明確寫上接納要約之股份數目，連同支付予本公司港幣1元款項，作為授予購股權之代價，則要約將會被視為經已被接納而與要約相關之購股權將被視為已授出。有關款項在任何情況下將不獲退還。

12. 首次認購價將為董事會全權釐訂並通知所要約之參與者之價格，並將不得低於下列之最高者：

    (a) 股份於授出日期在聯交所發出每日報價表所列之收市價；

    (b) 股份於授出日期前五個營業日在聯交所發出每日報價表所列之平均收市價；及

    (c) 股份於授出日期之每股面值。

13. 根據行使購股權而予以配發之股份，須受當時生效之本公司細則以及於百慕達及香港當時適用之法律所限，並將與獲授人之名字於本公司股東名冊中登記為有關股份持有人之日已發行繳足股份享有同等地位。在獲授人於本公司股東名冊登記前，獲授人不會就行使購股權而發行股份擁有任何投票權或享有任何股息或其他派法或因本公司清盤而產生之任何權益。

14. 根據新計劃規則之規定，新計劃將自採納日期起十年內有效。十年期限屆滿後，將不再給予或授出購股權，惟新計劃之規定在其他各方面將繼續生

效。所有於新計劃有效期間授出之購股權在符合上市規則第17章下，將可根據其發行條款於十年限期屆滿後繼續行使。

15. 購股權將於下列最早時間自動失效(以尚未行使者為限)：

(i) 要約函件所載之購股權期間屆滿；

(ii) 下文所述之期間屆滿：

(a) 倘若參與者(為僱員或執行董事)由於下文分段(b)及(v)段所述之一項或多項理由(身故或被終止僱用除外)，而終止為本公司或其附屬公司之僱員，則為終止受聘日期(除非董事會另行釐定其他日期)；

(b) 倘若參與者被本公司或其有關附屬公司終止(並非以下第(v)段所載之任何理由)為參與者(為僱員或執行董事)，則於終止受聘日期後一個月(除非董事另行釐定其他日期)；

「終止受聘日期」為於本公司或有關附屬公司之最後實際工作日(不論是否以支付薪金代替通知)；

(c) 倘若參與者於全面行使購股權前身故，且並無根據下文第(v)段產生終止其聘約或董事職任之理由，則為自其身故起計一年(或董事釐定之較長期間)。

(d) 倘若參與者終止為非執行董事或獨立非執行董事，則由其告退或辭職日期起計日期起計十二個月(或董事釐定之較長期限)。

(e) 倘若參與者為註冊公司，則為清盤之開始日期。

(iii) 在有合法管轄權之法院未頒令禁止收購人於一項全面收購建議中收購剩餘股份之限制下，則為收購建議成為或宣佈成為無條件日期起計三十日期限屆滿時；

(iv) 在債務協議計劃生效之限制下，則為本公司向購股權持有人所發出之通告所指定之期間屆滿時；

(v) 獲授人(為僱員或執行董事)由於嚴重行為不檢、已破產或與整體債權人作出任何安排或妥協、或觸犯涉及其操守或誠信之刑事罪行或本公司或有關附屬公司有權按照普通法、任何適用法律或獲授人與本公司或有關附屬公司訂立之服務合約內之任何理由(由董事會釐定)而終止受聘任而不再成為參與者之日。

(vi) 獲授人(為非執行董事或獨立非執董事)由於已破產或與其債權人作出任何協議或和解、或觸犯涉及其操守或誠信之刑事罪行或本公司或有關附屬公司有權按照普通法、任何適用法律或獲授人與本公司或有關附屬公司訂立之服務合約內之任何理由(由董事會釐定)而不再適合出任為本公司董事之日。

(vii) 倘本公司及其股東或債權人根據公司法，就債務重組或與任何其他公司合併提呈妥協或債務安排生效，則為於建議召開會議以批准計妥協或債務安排之建議的前兩個營業日；

(viii) 本公司清盤之開始日期；

(ix) 獲授人違反下文第20段之日期；及

(x) 不論新計劃之任何條款，倘若參與者被本公司或任何附屬公司終止僱用之日，於購股權開始授出之日期後十二個月限期內。

16. 倘於任何授出購股權仍可行使期間，本公司進行任何資本性發行、供股、分拆或合併股份或削減本公司之股本，則可對(a)根據新計劃尚未行使購股權所涉及之股份數目及／或(b)認購價作出相應調整(如有)，惟於作出任何調整後，獲授人可持有本公司股本之比例須盡量與進行該項調整前相同，而獲授人於全面行使任何購股權時應付之價格應盡量與該項股本架構變動前相同(惟不能大於該價格)。

本公司當時之核數師須書面證明彼等認為任何作出之調整屬公平合理。

倘若調整將導致股份以低於其面值發行，則不得進行調整。認購價應調整至仙之整數。

17. 倘獲授人同意，任何已授出但未獲行使之購股權可予以註銷，而獲授人可獲授根據購股權計劃中尚餘未發行購股權（不包括已註銷之購股權）之新購股權，惟該等新購股權須在第7段所述之指定限額內，並遵守新計劃之條款。

18. 因行使購股權而發行之股份，在發行後將等同於當時現有已發行股份。

19. 本公司可由股東大會以通過普通決議案形式或董事會可隨時終止新計劃之運作，於該情況下將不得再提出購股權要約或授出購股權，惟新計劃之條文將仍在所有其他方面有效。所有於新計劃有效期間授出之購股權倘於終止新計劃運作前尚未失效，在符合上市規則第17章下，將可根據其發行條款於終止新計劃後繼續行使。

20. 購股權僅屬獲授人個人所有，不得轉讓。獲授人不得以任何方式向任何其他人士出售、轉讓、抵押、按揭任何購股權、為其附設任何產權負擔或設立任何第三者權益於其上。倘獲授人違反上述任何規定，本公司有權撤銷已向該名獲授人授出之任何尚未行使之購股權或其中部份，而本公司不須就此負上任何責任。

21. 董事會可以決議案形式修訂新計劃之任何一方面，惟對新計劃中有關上市規則第17.03條所載事項之特定條文（即「購股權期間」、「參與者」及「獲授人」之釋義以及新計劃規則之規定（載於本附錄的第1、3、7至20及此段）不得作出有利於參與者之更改，有關新計劃條款之任何更改不得改變董事或新計劃管理者之權力。新計劃的條款及條件如要作任何重大更改或授出購股權之條款有任何重大變動，則必須獲本公司股東於股東大會批准，只要本公司仍然為其士國際之附屬公司，則還要經其士國際之股東於股東大會上作事先批准。惟根據新計劃之現有條款自動生效之修改除外。新計劃之任何更改須遵守上市規則第17章之有關規定。



CHEVALIER iTECH HOLDINGS LIMITED
其士科技控股有限公司
(於百慕達註冊成立之有限公司)

茲通告本公司訂於二零零二年九月二十日星期五上午十時三十分假座香港九龍灣宏開道八號其士商業中心二十二樓舉行股東週年大會，藉以討論下列決議案：

作為普通事項

一、 省覽截至二零零二年三月三十一日止年度之經審核財務報告及董事會報告書與核數師報告書。

二、 重選屆滿卸任之董事並授權董事會釐定董事袍金。

三、 續委聘核數師並授權董事會釐定其酬金。

並作為特別事項，考慮及酌情通過（不論會否作出修訂）下列決議案將提呈為普通決議案：

四、「**動議**：

(甲) 根據下文(丙)節之限制下，一般及無條件批准本公司董事會於有關期間（定義見本文）內行使本公司一切權力，以配發、發行及以其他方式處置本公司股本中之額外股份，並批准本公司董事會訂立或授予或須行使該等權力之售股建議、協議及購股權；

(乙) 上文(甲)節所賦予之批准授權本公司董事會於有關期間內訂立或授予或須於有關期間屆滿後行使該等權力之售股建議、協議及購股權；

(丙) 本公司董事會依據(甲)節批准配發或有條件或無條件同意配發（不論根據認購股權或其他事項）之股本面值總額，不包括根據(i)配售股份（定義見本文）；(ii)本公司根據僱員購股權計劃授出之權利行使；或(iii)根據本公司當時之細則發行以股代息等情況所配發之股份，不得超過本公司於通過此決議案當日之已發行股本面值總額百分之二十，故上文所述之批准亦須受此數額限制；及

（丁）就本決議案及決議案六而言：

「有關期間」指由本決議案通過之日至下列最早日期止之期間：

(i) 本公司下屆股東週年大會結束之日；

(ii) 依照本公司細則或任何百慕達適用之法例規定本公司須舉行下屆股東週年大會之期限屆滿之日；及

(iii) 本公司股東在股東大會上通過普通決議案撤銷或修訂此決議案之日。

「配售股份」乃指在董事會所指定之期間內，根據售股建議向指定記錄日期名列本公司股東名冊之股份持有人或任何類別股份持有人，按其當時持股比例或股份種類配發、發行或授予股份之建議（惟董事會有權在必須或權宜時就零碎股權或香港以外任何地區之法例所規定限制或責任或任何認可監管機構或證券交易所之規定，取消若干股份持有人在此方面之權利或作其他安排）。」

五、「**動議**：

（甲）根據下文（乙）節之限制下，一般及無條件批准董事會根據一切適用於法例及不時修改之香港聯合交易所有限公司證券上市規則，於有關期間（按決議案五（丁）之定義）內行使本公司一切權力購回本公司股本中之股份；及

（乙）本公司根據上文（甲）節所賦予之批准而購回之股份面值總額，不得超過本公司於本決議案通過此決議案之日之已發行股本面值之百分之十，而上文（甲）節之批准亦須以此為限。」

六、「**動議**擴大授予本公司董事會根據本股東週年大會上通告所載第四項普通決議案配發、發行及處理本公司股本中額外股份之授權，在其中另加相當於本公司根據股東週年大會之通告所載第五項普通決議案授予之權力所購回之本公司股本總面值數額，惟該數額不得超過本公司於本決議案通過當日之已發行股本總面額百分之十。」

七、「**動議**待(i)其士國際之股東批準採納新計劃（定義見下文）；(ii)聯交所上市委員會批准就新計劃授出之購股權獲行使而將予發行之股份上市及買賣，惟不得超過於採納新計劃當日本公司已發行股本的百分之十；及(iii)百慕達金融管理局同意有關授出購股權及就行使新計劃所授出之購股權而發行之股份，如需要。香港聯合交易所有限公司上市委員會批准新計劃（定義見下文）及據此授出購股權（「購股權」），及根據授出之購股權獲行使而將予發行之股份上市及買賣，批準本公司之認購股權計劃（「新計劃」，註有「A」字樣之此計劃規則的副本已提呈大會，並由大會主席簡簽以資識別），並授權本公司之董事以彼等之絕對酌情權授出購股權及因行使本決議案通過當日本公司已發行股本最多百分之十之任何購股權所付之認購權而配發及發行股份。」

承董事會命
公司秘書
簡嘉翰

香港，二零零二年七月三十日

附註：

(1) 凡有資格出席本通告所召開的會議及於會上投票的股東，均可委派一名或以上的代表出席會議，及倘有書面表決進行時代其投票。代表人毋須為本公司股東。

(2) 代表委任表格連同授權書或其他授權文件（如有），須於股東週年大會或任何續會舉行四十八小時前，交回本公司之香港股份過戶登記分處標準證券登記有限公司，地址為香港中環干諾道中一一一號永安中心五樓，方為有效。

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.



CHEVALIER iTECH HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Executive Directors
CHOW Yei Ching *(Chairman)*
LL.D. (Hon)
Honorary Consul of the State of Bahrain in Hong Kong
Officer of the Order of the British Empire
Officer in the Order of the Crown (Belgium)
Officier de l'Ordre National du Mérite (France)
Order of Sacred Treasure (Japan)
FUNG Pak Kwan *(Managing Director)*
KUOK Hoi Sang
FUNG Wo Shun
KAN Ka Hon
Lily CHOW

Non-Executive Directors
YI Zhenqiu
HUANG Shenglan

Independent Non-Executive Directors
YUEN Tin Fan, Francis
Shinichi YONEHARA

Registered Office
Cedar House,
41 Cedar Avenue,
Hamilton, HM12,
Bermuda

Principal Place of Business
22nd Floor,
Chevalier Commercial Centre,
8 Wang Hoi Road,
Kowloon Bay,
Hong Kong

To the shareholders

30th July, 2001

Dear Sir/Madam,

GENERAL MANDATE TO REPURCHASE THE COMPANY'S SHARES

INTRODUCTION

The Directors wish to seek the approval of shareholders to the grant of a general mandate to the Directors of the Company to repurchase, on The Stock Exchange of Hong Kong Limited ("the Stock Exchange"), shares of HK$0.1 each in the capital of the Company ("the Share(s)") up to a maximum of 10 per cent of the issued share capital of the Company as at the date of the resolution authorising the repurchases ("the Ordinary Resolution"). The Ordinary Resolution regarding the said repurchase will be proposed at the Annual General Meeting of the Company to be held at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Friday, 21st September, 2001 at 10:20 a.m. ("the 2001 Annual General Meeting").

This letter serves an explanatory statement to provide shareholders with all the information reasonably necessary to enable them to make an informed decision on whether to vote for or against the resolution proposed.

THE REPURCHASE PROPOSAL

The Company is allowed by its Memorandum of Association and Bye-laws and the Companies Act 1981 of Bermuda (as amended) to repurchase its own Shares. Its Bye-laws also allow it to provide financial assistance for the purpose of purchasing its own Shares.

Resolution 6 to be proposed at the 2001 Annual General Meeting relates to the grant of a general mandate to the Directors of the Company to repurchase, on the Stock Exchange, Shares up to a maximum of 10 per cent of the issued share capital of the Company as at the date of the proposed resolution ("the Repurchase Proposal").

The Shares to be purchased by the Company are fully paid-up. As at 23rd July, 2001, being the latest practicable date prior to the printing of this document ("the Latest Practicable Date"), there were 856,779,352 Shares in issue. Therefore, subject to the passing of the proposed Resolution 6 at the 2001 Annual General Meeting and on the assumption that no additional Shares will be issued and that prior to the date of the proposed resolution, no Share will be repurchased by the Company, the Company would be allowed under the mandate to repurchase a maximum of 85,677,935 Shares.

The Directors of the Company believe that the Repurchase Proposal is in the interests of the Company and its shareholders. Trading conditions on the Stock Exchange have sometimes been volatile in recent years and there have been occasions when the Shares were trading at a substantial discount to their underlying net asset value. Repurchases of Shares may enhance the Company's net asset value per Share and earnings per Share. In these circumstances, the ability of the Company to repurchase the Shares can be beneficial to those shareholders who retain their investment in the Company since their percentage interest in the assets of the Company would increase in proportion to the number of Shares repurchased by the Company. Furthermore, exercise of the mandate granted under the Repurchase Proposal by the Directors of the Company would increase the volume of trading in the Shares on the Stock Exchange.

The Directors of the Company do not expect there to be any material adverse impact on the working capital or gearing position of the Company, as compared with the position disclosed in the audited financial statements of the Company, for the year ended 31st March, 2001, as a result of repurchases made under the Repurchase Proposal even if the mandate is exercised in full. However, no purchase would be made in circumstances that would have a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the latest published audited financial statements) unless the Directors of the Company consider that such purchases would be in the best interests of the Company notwithstanding such material adverse impact.

FUNDING OF REPURCHASES

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum of Association and Bye-laws and the Companies Act 1981 of Bermuda (as amended) which provide that Shares may be repurchased out of the profits of the Company and/or out of the proceeds of a fresh issue of Shares made for this purpose and/or even out of the capital paid up on the repurchased Shares.

DISCLOSURE OF INTERESTS

The Directors of the Company have undertaken to the Stock Exchange to exercise the power of the Company to make purchases pursuant to the proposed Resolution 6 in accordance with the Listing Rules and all applicable laws.

None of the Directors of the Company nor, to the best of their knowledge having made all reasonable enquiries, any of their associates presently intend to sell Shares to the Company under the Repurchase Proposal in the event that the Repurchase Proposal is approved by shareholders at the 2001 Annual General Meeting.

Meanwhile, the Company has not been notified by any connected persons of the Company that they have a present intention to sell any Shares, or that they have undertaken not to sell any Shares held by them to the Company, in the event that the Repurchase Proposal is approved by shareholders at the 2001 Annual General Meeting.

If as a result of any Share repurchase, a shareholder's proportionate interest in the voting capital of the Company increases, such an increase will be treated as an acquisition for the purposes of Code on Takeovers and Mergers ("the Takeovers Code") and, if such an increase results in a change of control, may in certain circumstances give rise to an obligation to make a general offer for Shares under Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, Chevalier International Holdings Limited ("CIHL") beneficially held 431,618,666 Shares representing approximately 50.38 per cent of the total issued share capital of the Company and Dr CHOW Yei Ching controls more than one third of the voting rights of CIHL. To the best knowledge and belief of the Directors of the Company, CIHL is the only person who is beneficially interested in Shares representing 10 per cent or more of the issued share capital of the Company.

In the event that the Directors exercise in full the power to repurchase Shares which is proposed to be granted pursuant to the Ordinary Resolution, then (if the present shareholdings otherwise remained the same) the attributable shareholding of CIHL in the Company would increase to approximately 55.97 per cent of the issued share capital of the Company. The Directors of the Company consider that such increase would not give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code. Save as disclosed herein, the Directors of the Company currently are not aware of any consequences which will arise under the Takeovers Code as a result of any purchases made under the Repurchase Proposal.

SHARE PRICES

The highest and lowest prices at which the Shares have been traded on the Stock Exchange during each of the previous twelve months were as follows:

	Highest	**Lowest**
	HK$	*HK$*
July 2000	0.500	0.455
August 2000	0.550	0.440
September 2000	0.520	0.480
October 2000	0.470	0.440
November 2000	0.440	0.350
December 2000	0.385	0.345
January 2001	0.370	0.330
February 2001	0.370	0.280
March 2001	0.320	0.310
April 2001	—	—
May 2001	0.440	0.280
June 2001	0.390	0.390

REPURCHASE OF SHARES MADE BY THE COMPANY

The Company has not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this circular.

THE 2001 ANNUAL GENERAL MEETING

The form of proxy for use at the 2001 Annual General Meeting is enclosed in the Annual Report 2000-2001 of the Company being sent to shareholders together with this circular. Whether or not you are able to attend the meeting, please complete the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited of 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong as soon as possible and in any event not later than forty-eight hours before the time appointed for holding the meeting or any adjourned meeting. Completion and delivery of the form of proxy will not prevent you from attending and voting at the 2001 Annual General Meeting if you so wish.

RECOMMENDATION

Your Directors consider that the Repurchase Proposal is in the best interests of the Company and its shareholders and accordingly recommend that all shareholders should vote in favour of the relevant resolution to be proposed at the 2001 Annual General Meeting.

Yours faithfully,
For and on behalf of the Board
Chevalier iTech Holdings Limited
CHOW Yei Ching
Chairman

此乃要件 請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。



CHEVALIER iTECH HOLDINGS LIMITED
其士科技控股有限公司

(於百慕達註冊成立之有限公司)

執行董事
周亦卿 *(主席)*
LL.D. (Hon)
Honorary Consul of the State of Bahrain in Hong Kong
Officer of the Order of the British Empire
Officer in the Order of the Crown (Belgium)
Officier de l'Ordre National du Mérite (France)
Order of Sacred Treasure (Japan)
馮伯坤 *(董事總經理)*
郭海生
馮和順
簡嘉翰
周莉莉

非執行董事
易振球
黃勝藍

獨立非執行董事
袁天凡
米原慎一

註冊辦事處
Cedar House,
41 Cedar Avenue,
Hamilton, HM12,
Bermuda

主要營業地點
香港九龍灣
宏開道八號
其士商業中心二十二樓

敬啟者：

購回本公司股份
一般授權

緒言

董事會欲尋求股東批准授予董事會一般授權，以行使本公司一般權力於香港聯合交易所有限公司(「聯交所」)購回本公司股本中每股面值港幣0.1元之股份(「股份」)，最多可達於決議案授權購回之日期已發行股本百分之十(「普通決議案」)。有關一般授權之建議將於二零零一年九月二十一日星期五上午十時二十分假座香港九龍灣宏開道八號其士商業中心二十二樓舉行之本公司股東週年大會(「二零零一年度股東週年大會」)上提呈為普通決議案。

本函乃作為説明函件，為股東提供一切在合理情況下必需之資料，以協助彼等在知情之情況下決定投票贊成或反對提呈之決議案。

購回建議

根據本公司之組織章程大綱及細則及一九八一年百慕達公司法(已修定)，本公司可購回其本身之股份。本公司細則亦容許本公司就購回其本身之股份提供財政資助。

二零零一年度股東週年大會上將予提呈之第六項決議案乃有關授予本公司董事會一般權力，以便在聯交所購回本公司之股份(最多可達提呈決議案當日本公司已發行股本百分之十)(「購回建議」)。

本公司將予購回之股份均為繳足股份。於二零零一年七月二十三日(本文件付印前之最後實際可行日期(「最後實際可行日期」))，本公司已發行股份為856,779,352股。因此，在二零零一年度股東週年大會上提呈之第六項決議案獲通過之規限下，並假設無額外股份將予發行，以及於提呈決議案日前，本公司將不會購回任何股份，故根據該項授權，本公司將獲准購回股份最多可達85,677,935股。

本公司董事會認為購回建議符合本公司及其股東之利益。近年，聯交所之交投情況波動不定，股份曾有多次以較諸基本資產淨值出現重大折讓之買賣記錄。股份之購回可提升本公司之每股資產淨值及每股盈利。在此等情況下，本公司購回股份之能力乃有利於該等擬保留彼等於本公司投資之股東，因彼等於本公司資產中所佔權益之百分率將隨着本公司購回股份之比例而增加。此外，本公司董事會行使根據購回建議所獲賦予之權力時，亦會增加股份在聯交所之交投量。

本公司董事會預期，即使全面行使上述授權，本公司之營運資金狀況或財務槓杆狀況(較諸本公司截至二零零一年三月三十一日止年度經審核帳項所披露之情況)將不會因根據購回建議進行購回而受到嚴重不利影響。然而，倘進行購回可能導致本公司之營運資金狀況或財務槓杆狀況(較諸本公司最近期公佈之經審核帳項所披露之情況)受到嚴重不利影響時，除非本公司董事會認為縱使會出現該等嚴重不利影響，該等購回仍符合本公司之最佳利益，否則不會進行購回。

購回之資金

於購回股份時，本公司只可動用根據其組織章程大綱及細則及一九八一年百慕達公司法(已修定)所批准可作有關用途之資金；根據此等文件之規定，股份可由本公司之溢利及／或就此發行新股份所得之款項及／或該等購回股份之繳足股本撥款購回。

權益披露

本公司董事會已向聯交所承諾將根據上市規則及所有適用於法例之規定，按提呈之第六項決議案行使本公司購回之權力。

就本公司各董事經作出一切合理查詢後所知，彼等及彼等之任何聯繫人士目前概無意待購回建議於二零零一年度股東週年大會上獲股東批准後，根據購回建議出售股份予本公司。

與此同時，本公司之任何關連人士概無知會本公司，表示目前有意待購回建議於二零零一年度股東週年大會上獲股東批准後，出售任何股份予本公司；然而，彼等亦無承諾不會出售彼等持有之任何股份予本公司。

倘股東於本公司有投票權股本中之應佔權益因任何股份購回而有所增加，就公司收購及合併守則(「收購守則」)而言，此項權益之增加將視作收購行動處理，倘此項權益之增加導致控制權有所變動，根據收購守則第26條，在若干情況下可能觸發全面收購股份之責任。

於最後實際可行日期，其士國際集團有限公司(「其士國際」)實益持有本公司股份431,618,666股，相等於本公司已發行股本約百分之五十點三八，而周亦卿博士控制超過三分之一其士國際的投票權。本公司董事會就其所知並相信，其士國際為唯一實益擁有本公司已發行股本百分之十或以上之股份人士。

如董事會行使該普通決議案授予之購回股份全部權力，(如現有持股情況保持不變下)其士國際所持有本公司股權將增加至本公司已發行股本約百分之五十五點九七。本公司董事會認為此項股權增加將不會導致必須遵照收購守則第26條提出強制收購之後果。除本文件所披露者外，據本公司董事會現時所知，根據購回建議進行任何購回將不會引致收購守則下之任何影響。

市價

股份於過去十二個月內每月在聯交所錄得之最高及最低成交價如下：

	最高成交價	最低成交價
	港元	*港元*
二零零零年七月	0.500	0.455
二零零零年八月	0.550	0.440
二零零零年九月	0.520	0.480
二零零零年十月	0.470	0.440
二零零零年十一月	0.440	0.350
二零零零年十二月	0.385	0.345
二零零一年一月	0.370	0.330
二零零一年二月	0.370	0.280
二零零一年三月	0.320	0.310
二零零一年四月	—	—
二零零一年五月	0.440	0.280
二零零一年六月	0.390	0.390

本公司購回股份事宜

在本文件日期之前六個月內，本公司並無在聯交所或其他地方購回任何本公司股份。

二零零一年度股東週年大會

本文件連同本公司二零零零至二零零一年年報已寄予各股東，並隨附二零零一年度股東週年大會之代表委任表格。無論　閣下能否出席該大會，均請按照表格上印備之指示，填妥隨附之代表委任表格，並須於在大會或續會舉行時間四十八小時前，送達本公司之香港股份過戶登記分處標準證券登記有限公司，地址為香港中環干諾道中一一一號永安中心五樓。填妥及交回代表委任表格後，　閣下仍可出席二零零一年度股東週年大會，並可於會上投票。

推薦意見

董事會認為購回建議符合本公司及其股東之最佳利益，故建議各股東應投票贊成將於二零零一年度股東週年大會上提呈之有關決議案。

此致

列位股東　台照

承
Chevalier iTech Holdings Limited
其士科技控股有限公司
董事會命
主席
周亦卿
謹啟

二零零一年七月三十日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.



CHEVALIER iTECH HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Executive Directors
CHOW Yei Ching *(Chairman)*
O.B.E., Off. Crown (B),
Officier de l'Ordre National du Mérite (F),
The Order of the Sacred Treasure, Gold Rays with Rosette (Jpn)
FUNG Pak Kwan *(Managing Director)*
KUOK Hoi Sang
FUNG Wo Shun
KAN Ka Hon
Lily CHOW

Non-Executive Directors
YI Zhenqiu
HUANG Shenglan

Independent Non-Executive Directors
CHAO Sze Bang, Frank J.P., D.C.L., D. Sc., B. Sc.
YUEN Tin Fan, Francis

Registered Office
Cedar House,
41 Cedar Avenue,
Hamilton, HM12,
Bermuda

Principal Place of Business
22nd Floor,
Chevalier Commercial Centre,
8 Wang Hoi Road,
Kowloon Bay,
Hong Kong

To the shareholders

4th October, 2000

Dear Sir/Madam,

SCRIP DIVIDEND SCHEME IN RELATION TO THE FINAL DIVIDEND FOR THE YEAR ENDED 31ST MARCH, 2000

PARTICULARS OF THE FINAL DIVIDEND

It was approved by the shareholders of the Company at the Annual General Meeting held on Friday, 22nd September, 2000 that a final dividend of HK$0.03 per share for the year ended 31st March, 2000 will be paid to shareholders whose names appear on the Register of Members of the Company on Wednesday, 20th September, 2000 ("Record Date") and that shareholders are entitled to elect to receive an allotment of new shares of HK$0.1 each ("New Shares") credited as fully paid up in lieu of cash dividend ("Scrip Dividend Scheme"). The Register of Members of the Company has been closed from Thursday, 14th September, 2000 to Wednesday, 20th September, 2000, both days inclusive, during which period no transfer of shares would be effected.

Accordingly, shareholders have the choice of receiving:

(a) cash dividend of HK$0.03 per share of HK$0.1 each in the issued share capital ("Share(s)") of the Company held on the Record Date; or
(b) an allotment of New Shares credited as fully paid, having an aggregate market value (as defined below) equal, save for the adjustment for fractions, to the amount of the final dividend; or
(c) partly cash and partly New Shares.

The number of New Shares to be allotted to shareholders pursuant to the Scrip Dividend Scheme was to be calculated by reference to the market value of Share based on the average of the closing prices of HK$0.486 per Share of the Company for the five consecutive trading days from Thursday, 14th September, 2000 to Wednesday, 20th September, 2000 less a discount of five per cent and which was fixed at HK$0.4617 per Share. Accordingly, the number of New Shares which shareholders will receive in respect of their shareholdings held on Wednesday, 20th September, 2000 under the Scrip Dividend Scheme will be calculated as follows:

$$\text{Number of New Shares to be allotted} = \text{Number of Shares held on Wednesday, 20th September, 2000 for which share election is made} \times \frac{\text{HK\$0.03}}{\text{HK\$0.4617}}$$

The New Shares to be issued will rank pari passu in all respects with the existing Shares, except that they will not rank for the final dividend for the year ended 31st March, 2000. The number of New Shares to be allotted to each shareholder will be rounded down to the nearest whole number of New Shares. Fractional entitlements to New Shares will not be issued to the shareholders but will be aggregated for the benefit of the Company.

The Scrip Dividend Scheme will give shareholders the opportunity to increase their investment in the Company below market value without incurring brokerage and stamp duty costs. It will also be to the advantage of the Company because, to the extent that shareholders elect to receive New Shares, in whole or in part, such cash as would otherwise have been paid to shareholders will be retained for working capital by the Company.

SCRIP DIVIDEND SCHEME AND ITS EFFECT

A Form of Election is enclosed with this circular for use by shareholders who wish to receive the final dividend wholly in New Shares or partly cash and partly New Shares, or to make a permanent election to receive shares in lieu of any future dividend in cash.

Shareholders who wish to receive an allotment of New Shares in lieu of payment in cash of the final dividend, in whole or in part, should complete and sign the Form of Election in accordance with the instructions printed thereon and return it to the Branch Share Registrars of the Company in Hong Kong, Standard Registrars Limited of 5/F., Wing On Centre, 111 Connaught Road Central, Hong Kong before 4:00 p.m. on Tuesday, 24th October, 2000. No acknowledgement of receipt of the Form of Election will be issued.

Shareholders who wish to receive the whole of the final dividend in cash need NOT complete the Form of Election.

Shareholders who wish to give notice that they do not want to be sent Forms of Election in respect of all future dividends which are declared in cash with an option to receive New Shares, should complete and sign the Notice on the reverse of the Form of Election.

Shareholders who do not specify the number of Shares in respect of which they are electing to receive an allotment of New Shares, or if they elect to receive New Shares in respect of a greater number of Shares than their registered holding on the Record Date, then they will be deemed to have chosen to receive New Shares in respect of all the Shares of which they were then registered as the holder.

Shareholders who elect to receive the final dividend wholly in the form of New Shares may also elect to receive all future dividends, which are declared in cash with an option to receive New Shares, wholly in the form of New Shares by completing Box D on the Form of Election. Shareholders who have elected to receive all future dividends wholly in the form of New Shares and wish to continue to receive dividends wholly in the form of New Shares would not be sent Form of Election. Such election or a notice not to be sent Forms of Election may be revoked at any time by giving seven days' notice in writing to the Branch Share Registrars of the Company in Hong Kong. Form of Election in respect of future dividends will not be sent to shareholders who make an election or give the aforesaid notice unless they notify the Branch Share Registrars of the Company in Hong Kong of their wish to revoke their election or notice.

Shareholders should note that an acquisition of shares under the Scrip Dividend Scheme may give rise to notification requirements under the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance") for shareholders who have notifiable interests (under the SDI Ordinance, 10% or more interest in the issued share capital) in the Company. Shareholders who are in any doubt as to how these provisions may affect them are recommended to seek their own professional advice.

If no elections for the scrip dividend are received, the total cash dividend payable by the Company would be approximately HK$25,634,086.74. The Company, being an exempted company in Bermuda, is designated as non-resident for Bermuda exchange control purposes and has been granted an assurance by the Minister of Finance in Bermuda under the Exempted Undertakings Tax Protection Act 1966. Accordingly, no Bermuda withholding tax on dividends or other distributions, nor any Bermuda tax computed on profits or income or on any capital assets, gain or appreciation will be payable by it or its operations, nor is there any Bermuda tax in the nature of estate duty or inheritance tax applicable to shares, debentures or other obligations of the Company held by non-residents of Bermuda.

OVERSEAS SHAREHOLDERS

No shareholders whose registered addresses outside Hong Kong and Macau will be permitted to participate in the Scrip Dividend Scheme. Such shareholders will receive the final dividend for the year in cash and no Form of Election would be sent to such shareholders.

STOCK EXCHANGE LISTING AND DESPATCH OF DIVIDEND CHEQUES/SHARE CERTIFICATES

Application has been made to the Listing Committee of The Stock Exchange of Hong Kong Limited for listing of and permission to deal in the New Shares to be issued pursuant to the Scrip Dividend Scheme. No equity or debt securities of the Company are listed or dealt in on any other stock exchange nor is listing or permission to deal on any other stock exchange being or proposed to be sought. The relevant share certificates for the New Shares and/or the dividend cheques will be posted to shareholders entitled thereto at their own risk on or about Thursday, 2nd November, 2000.

Dealings in Shares may be settled through the Central Clearing and Settlement System and you should seek the advice of your stockbroker or other professional adviser for details of these settlement arrangements and how such arrangements will affect your rights and interests.

GENERAL

Whether or not it is to your advantage to elect to receive your final dividend in New Shares or cash, in whole or in part, depends upon your own individual circumstances, and the decision in this regard and all effects resulting therefrom are the responsibility of each shareholder. If you are in any doubt as to what to do, you should consult your professional advisers as to whether or not you are permitted to receive the final dividend in scrip form or if any government or other consent is required. Shareholders who are trustees are recommended to take professional advice as to whether the choice of shares is within their powers and as to its effect having regard to the terms of the relevant trust instrument.

Yours faithfully,
For and on behalf of
Chevalier iTech Holdings Limited
CHOW Yei Ching
Chairman

此乃要件　請即處理

閣下如對本函件任何方面或應採取之行動**有任何疑問**，應諮詢股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。



CHEVALIER iTECH HOLDINGS LIMITED
其士科技控股有限公司

(於百慕達註冊成立之有限公司)

執行董事
周亦卿 *(主席)*
O.B.E., Off. Crown (B),
Officier de l'Ordre National du Mérite (F),
The Order of the Sacred Treasure, Gold Rays with Rosette (Jpn)
馮伯坤 *(董事總經理)*
郭海生
馮和順
簡嘉翰
周莉莉

非執行董事
易振球
黃勝藍

獨立非執行董事
趙世彭J.P., D.C.L., D.Sc., B.Sc.
袁天凡

註冊辦事處
Cedar House,
41 Cedar Avenue,
Hamilton, HM12,
Bermuda

主要營業地點
香港九龍灣
宏開道八號
其士商業中心二十二樓

敬啟者：

有關截至二零零零年三月三十一日止年度之末期股息以股代息計劃

末期股息詳情

本公司股東於二零零零年九月二十二日星期五之股東週年大會上，通過派發截至二零零零年三月三十一日止年度之末期股息每股港幣0.03元予於二零零零年九月二十日星期三(「記錄日期」)名列股東名冊上之股東。股東可選擇收取配發每股面值港幣0.1元之已繳足新股份(「新股份」)，以代替該現金股息(「以股代息計劃」)。本公司已於二零零零年九月十四日星期四至二零零零年九月二十日星期三(首尾兩日包括在內)暫停辦理股份過戶登記手續。

因此，各股東可選擇收取：

(甲) 根據於記錄日期所持有本公司每股面值港幣0.1元之股份(「股份」)收取現金股息每股港幣0.03元；或

(乙) 獲配發按面值繳足之新股份，其市值總額(定義見下文)除就零碎股份而作出調整外，相等於該末期股息；或

(丙) 部份現金及部份新股份。

依據以股代息計劃配發予股東之新股份數目乃參照由二零零零年九月十四日星期四至二零零零年九月二十日星期三止五個連續交易日之每股平均收市價每股港幣0.486元計算，經百份之五折讓後，每股市值港幣0.4617元。因此，股東按以股代息計劃而就其於二零零零年九月二十日星期三持有股份可收取之新股份數目之計算方式如下：

$$\text{應獲配發新股份數目} = \text{於二零零零年九月二十日星期三所持有並選擇收取股份之股份數目} \times \frac{\text{港幣0.03元}}{\text{港幣0.4617元}}$$

即將發行之新股份在各方面將與現已發行股份享有同等權益，惟不得享有截至二零零零年三月三十一日止年度之末期股息。每位股東所獲配發之新股份數目將被向下調整至最接近之整數，而零碎新股份將不會發予股東，有關利益將撥歸本公司所有。

藉此以股代息計劃，股東可按低於市值增加其在本公司之投資，而毋須承擔經紀費及印花稅。對本公司而言，該項計劃亦屬有利，股東就全部或部份股息選擇收取新股份後，原本應派予股東之現金將由本公司保留作營運資本。

以股代息計劃及其影響

隨本函件附上一份選擇表格，以供股東就末期股息選擇全部收取新股份或選擇部份收取新股份及部份收取現金，或固定選擇長期收取股份代替一切現金股息。

有意收取新股份替代全部或部份現金末期股息之股東，應依照選擇表格上指示填寫及簽署，並於二零零零年十月二十四日星期二下午四時前將填妥之表格送抵香港中環干諾道中一一一號永安中心五樓本公司之香港股份過戶登記分處標準證券登記有限公司。本公司將不會就收到選擇表格而發出收據。

欲將全部末期股息收取現金之股東，則毋須填寫選擇表格。

有意通知本公司今後在以現金派發並可選擇收取新股份之股息時，毋須再寄發選擇表格之股東，則應填寫及簽署選擇表格背面之通告。

選擇以新股份代息之股東，若無指明選擇以新股份代息之股份數目，又或就較於記錄日期之登記持股量為多之股份數目，則將視作已就彼等當日所持之所有股份選擇以新股份代息。

選擇收取新股份替代全部末期股息之股東亦可選擇全部收取新股份以替代將來全部以現金派發而股東可選擇收取新股份之股息，請填寫選擇表格內之丁欄。若股東已選擇收取新股份以代替將來全部股息及欲繼續收取新股份代替全部股息，則不需寄回選擇表格。股東可隨時向本公司之香港股份過戶登記分處給予七日書面通知，將是項選擇或通知撤銷。凡已作出此項選擇或已發出通知之股東，本公司今後派息時將不再寄發選擇表格，除非該股東知會本公司之香港股份過戶登記分處將是項選擇或通知撤銷。

股東務請留意，於以股代息計劃獲取股份可能根據證券(公開權益)條例(「公開權益條例」)使有關股東(指根據公開權益條例擁有本公司股本中10%或以上權益者)須遵照公開權益條例之規定作出通知。股東如對此等規定對其帶來之影響有任何疑問，應諮詢個別專業顧問之意見。

倘無收到股東選擇以股代息，則本公司須支付之現金股息總額將約為港幣25,634,086.74元。作為一間百慕達受豁免公司，就百慕達金融管制而言，本公司被指定為非定居公司，並獲百慕達財務部(Minister of Finance)根據一九六六年豁免業務稅項保護法(Exempted Undertakings Tax Protection Act 1966)發出保證。因此，本公司或其業務運作毋須就股息或其他分派繳付百慕達預提所得稅，亦不會按照其溢利或收入或任何資本資產、收益或增值計徵任何百慕達稅項，而非百慕達居民所持有之本公司股份、債券或其他債務亦毋須計徵遺產稅或繼承稅項性質之百慕達稅項。

海外股東

凡登記地址不在香港及澳門之股東將不會獲准參與以股代息計劃，有關股東將全以現金收取本年度之末期股息，故有關之選擇表格不會寄予上述股東。

於聯交所上市及寄發股息支票／股票

本公司已向香港聯合交易所有限公司上市委員會申請批准根據以股代息計劃而將予發行之新股份上市及買賣。本公司之股本或債務證券現時並無在其他證券交易所上市買賣，及並無或擬尋求在其他證券交易所上市及買賣。有關之新股份股票及／或股息支票將於二零零零年十一月二日星期四或左右寄予各應得之股東，如有郵誤，概由收件人承擔責任。

股份之買賣可由中央結算系統結算，　閣下應就結算安排之詳情及該安排對　閣下權利及利益之影響而諮詢　閣下之股票經紀或其他專業顧問之意見。

一般事項

就此項末期股息選擇全部收取新股份或全部收取現金，或選擇部份收取新股份及部份收取現金，何者較為有利，須視乎　閣下個別之情況而定，而此項決定及其產生之影響亦應由每位股東自負責任。　閣下如有任何疑問，應向專業顧問諮詢本身是否能夠收取股份作為末期股息，或是否須經當地政府或其他方面許可。身為信託人之股東亦應諮詢專業顧問以確定是否有權作出有關選擇，以及就有關信託契約之條款考慮作出該選擇之影響。

此致

列位股東　台照

承
Chevalier iTech Holdings Limited
其士科技控股有限公司
董事會命
主席
周亦卿
謹啟

二零零零年十月四日



CHEVALIER iTECH HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Executive Directors
CHOW Yei Ching *(Chairman)*
O.B.E., Off. Crown (B),
Officier de l'Ordre National du Mérite (F),
The Order of the Sacred Treasure, Gold Rays with Rosette (Jpn)
FUNG Pak Kwan *(Managing Director)*
KUOK Hoi Sang
FUNG Wo Shun
KAN Ka Hon
Lily CHOW

Non-Executive Directors
YI Zhenqiu
HUANG Sheng Lan

Independent Non-Executive Directors
CHAO Sze Bang, Frank J.P., D.C.L., D. Sc., B. Sc.
YUEN Tin Fan, Francis

Registered Office
Cedar House,
41 Cedar Avenue,
Hamilton, HM12,
Bermuda

Principal Place of Business
22nd Floor,
Chevalier Commercial Centre,
8 Wang Hoi Road,
Kowloon Bay,
Hong Kong

To the shareholders

28th August, 2000

Dear Sir/Madam,

GENERAL MANDATE TO REPURCHASE THE COMPANY'S SHARES

INTRODUCTION

The Directors wish to seek the approval of shareholders to the grant of a general mandate to the Directors of the Company to repurchase, on The Stock Exchange of Hong Kong Limited ("the Stock Exchange"), shares of HK$0.1 each in the capital of the Company ("the Share(s)") up to a maximum of 10 per cent of the issued share capital of the Company as at the date of the resolution authorising the repurchases ("the Ordinary Resolution"). The Ordinary Resolution regarding the said repurchase will be proposed at the Annual General Meeting of the Company to be held at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Friday, 22nd September, 2000 at 10:30 a.m. ("the 2000 Annual General Meeting").

This letter serves an explanatory statement to provide shareholders with all the information reasonably necessary to enable them to make an informed decision on whether to vote for or against the resolution proposed.

LISTING RULES REQUIREMENTS FOR REPURCHASES OF SHARES

All repurchases of shares on the Stock Exchange must be made in accordance with the Rules Governing the Listing of Securities ("the Listing Rules") on the Stock Exchange which set out various restrictions with which listed companies purchasing their own shares on the Stock Exchange need to comply. Following is a summary of the most important provisions of the Listing Rules relevant to this matter:

(a) Shareholders' approval

All repurchases of shares must be approved in advance by an ordinary resolution of shareholders, either by way of a general mandate or by specific approval of a particular transaction.

(b) Source of funds

Repurchases must be made out of funds which are legally available for such purpose in accordance with the Company's Memorandum of Association and Bye-laws and the Companies Act 1981 of Bermuda (as amended).

(c) Dealing restrictions

(i) All shares to be repurchased on the Stock Exchange by a listed company must be fully paid-up.

(ii) The aggregate number of shares of a listed company which may be purchased on the Stock Exchange shall not exceed 10 per cent of the issued share capital of the company as at the date of the resolution passed authorising the repurchases.

(iii) Repurchases of shares on the Stock Exchange in any given calendar month are limited to a maximum of 25 per cent of the trading volume of the shares of the listed company in the immediately preceding calendar month.

(iv) A listed company shall not purchase shares on the Stock Exchange for a consideration other than cash or for settlement otherwise than in accordance with the trading rules of the Stock Exchange from time to time.

(v) A listed company shall not knowingly purchase its own shares from a connected person (as defined in the Listing Rules) and a connected person shall not knowingly sell his shares to the company on the Stock Exchange.

(vi) A listed company shall procure that any broker appointed by the company to effect the purchase of shares shall disclose to the Stock Exchange such information with respect to purchase made on behalf of the company as the Stock Exchange may request.

(vii) All shares repurchase programmes are required to be suspended after a price sensitive development has occurred or has been the subject of a decision until such time as the price sensitive information has been publicly announced. In particular, during the period of one month immediately preceding either the preliminary announcement of the listed company's annual results or the publication of its interim report, the company may not purchase its shares on the Stock Exchange unless the circumstances are exceptional. In addition, the Stock Exchange reserves the right to prohibit repurchase of shares on the Stock Exchange if the company has committed a breach of the Listing Rules.

(viii) The Listing Rules also restrict repurchase of shares on the Stock Exchange by a listed company whose primary listing is on the Stock Exchange if such repurchase would result in less than 25 per cent (or the prescribed minimum percentage for the company as determined by the Stock Exchange at the time of listing) of the listed shares of the company being in public hands.

(d) Status of the repurchased shares

Listing of all shares are repurchased by a listed company (whether on the Stock Exchange or otherwise) will be automatically cancelled and the relevant share certificates must be cancelled and destroyed.

(e) Subsequent issue of shares

Without the prior approval of the Stock Exchange, a listed company whose primary listing is on the Stock Exchange may not make a new issue of shares or announce a proposed new issue of shares for a period of 30 days immediately after any purchase by it of its own shares, whether on the Stock Exchange or otherwise (other than an issue of securities pursuant to the exercise of warrants, share options or similar instruments requiring the company to issue shares, which were outstanding prior to that purchase of its own shares).

(f) Reporting requirements

Details of all repurchases of shares on the Stock Exchange or otherwise including number of shares purchased, the purchase price per share or the highest and lowest prices paid for such purchase where relevant must be reported to the Stock Exchange not later than 9:30 a.m. on the following business day. A listed company must also include in its annual report and financial statements information regarding all repurchases of shares made during the financial year under review, showing the number of shares purchased each month (whether on the Stock Exchange or otherwise), the purchase price per share or the highest and lowest price paid for all such purchases (where relevant), and the aggregate price paid by the company for such purchases. The directors' report shall contain reference to the purchases made during the year and the directors' reasons for making such purchases.

THE REPURCHASE PROPOSAL

The Company is allowed by its Memorandum of Association and Bye-laws and the Companies Act 1981 of Bermuda (as amended) to repurchase its own Shares. Its Bye-laws also allow it to provide financial assistance for the purpose of purchasing its own Shares.

Resolution 6 to be proposed at the 2000 Annual General Meeting relates to the grant of a general mandate to the Directors of the Company to repurchase, on the Stock Exchange, Shares up to a maximum of 10 per cent of the issued share capital of the Company as at the date of the proposed resolution ("the Repurchase Proposal").

The Shares to be purchased by the Company are fully paid-up. As at 23rd August, 2000, being the latest practicable date prior to the printing of this document ("the Latest Practicable Date"), there were 854,469,558 Shares in issue. Therefore, subject to the passing of the proposed Resolution 6 at the 2000 Annual General Meeting and on the assumption that no additional Shares will be issued and that prior to the date of the proposed resolution, no Share will be repurchased by the Company, the Company would be allowed under the mandate to repurchase a maximum of 85,446,955 Shares.

The Directors of the Company believe that the Repurchase Proposal is in the interests of the Company and its shareholders. Trading conditions on the Stock Exchange have sometimes been volatile in recent years and there have been occasions when the Shares were trading at a substantial discount to their underlying net asset value. Repurchases of Shares may enhance the Company's net asset value per Share and earnings per Share. In these circumstances, the ability of the Company to repurchase the Shares can be beneficial to those shareholders who retain their investment in the Company since their percentage interest in the assets of the Company would increase in proportion to the number of Shares repurchased by the Company. Furthermore, exercise of the mandate granted under the Repurchase Proposal by the Directors of the Company would increase the volume of trading in the Shares on the Stock Exchange.

The Directors of the Company do not expect there to be any material adverse impact on the working capital or gearing position of the Company, as compared with the position disclosed in the audited financial statements of the Company, for the year ended 31st March, 2000, as a result of repurchases made under the Repurchase Proposal even if the mandate is exercised in full. However, no purchase would be made in circumstances that would have a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the latest published audited financial statements) unless the Directors of the Company consider that such purchases would be in the best interests of the Company notwithstanding such material adverse impact.

FUNDING OF REPURCHASES

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum of Association and Bye-laws and the Companies Act 1981 of Bermuda (as amended) which provide that Shares may be repurchased out of the profits of the Company and/or out of the proceeds of a fresh issue of Shares made for this purpose and/or even out of the capital paid up on the repurchased Shares.

DISCLOSURE OF INTERESTS

The Directors of the Company have undertaken to the Stock Exchange to exercise the power of the Company to make purchases pursuant to the proposed Resolution 6 in accordance with the Listing Rules and all applicable laws.

None of the Directors of the Company nor, to the best of their knowledge having made all reasonable enquires, any of their associates presently intend to sell Shares to the Company under the Repurchase Proposal in the event that the Repurchase Proposal is approved by shareholders at the 2000 Annual General Meeting.

Meanwhile, the Company has not been notified by any connected persons of the Company that they have a present intention to sell any Shares, or that they have undertaken not to sell any Shares held by them to the Company, in the event that the Repurchase Proposal is approved by shareholders at the 2000 Annual General Meeting.

If as a result of any Share repurchase, a shareholder's proportionate interest in the voting capital of the Company increases, such an increase will be treated as an acquisition for the purposes of Code on Takeovers and

Mergers ("the Takeovers Code") and, if such an increase results in a change of control, may in certain circumstances give rise to an obligation to make a general offer for Shares under Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, Chevalier International Holdings Limited ("CIHL") and Cokin Limited ("Cokin") beneficially held 514,398,666 Shares and 167,564,000 Shares respectively in aggregate representing approximately 60.2 per cent and 19.61 per cent of the total issued share capital of the Company respectively. However, as 167,564,000 Shares out of 514,398,666 Shares were beneficially owned by Cokin, a company is owned as to 50.6% and 49.4% by CIHL and China Everbright Technology Limited ("CET") respectively, CIHL and CET are deemed to be interested in 167,564,000 Shares by virtue of the Securities (Disclosure of Interests) Ordinance and interests held by CET and Cokin are referred to the same lot of shares. Dr. CHOW Yei Ching controls more than one third of the voting rights of CIHL. To the best of the knowledge and belief of the Directors of the Company, CIHL, CET and Cokin are the persons who are beneficially interested in Shares representing 10 per cent or more of the issued share capital of the Company.

In the event that the Directors exercise in full the power to repurchase Shares which is proposed to be granted pursuant to the Ordinary Resolution, then (if the present shareholdings otherwise remained the same) the attributable shareholdings of CIHL and Cokin in the Company would increase to approximately 66.89 per cent and 21.79 per cent of the issued share capital of the Company respectively. The Directors of the Company consider that such increase in the shareholding of CIHL itself would give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code. Save as disclosed herein, the Directors of the Company currently are not aware of any consequences which will arise under the Takeovers Code as a result of any purchases made under the Repurchase Proposal.

SHARE PRICES

The highest and lowest prices at which the Shares have been traded on the Stock Exchange during each of the previous twelve months were as follows:

	Highest *HK$*	Lowest *HK$*
August 1999	0.490	0.430
September 1999	0.730	0.450
October 1999	0.600	0.485
November 1999	0.570	0.480
December 1999	0.710	0.495
January 2000	1.180	0.600
February 2000	1.750	0.660
March 2000	1.040	0.740
April 2000	0.790	0.440
May 2000	0.620	0.440
June 2000	0.530	0.450
July 2000	0.500	0.455

REPURCHASE OF SHARES MADE BY THE COMPANY

The Company has not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this circular.

THE 2000 ANNUAL GENERAL MEETING

The form of proxy for use at the 2000 Annual General Meeting is enclosed in the Annual Report 1999/2000 of the Company being sent to shareholders together with this circular. Whether or not you are able to attend the meeting, please complete the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited of 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong as soon as possible and in any event not later than forty-eight hours before the time appointed for holding the meeting or any adjourned meeting. Completion and delivery of the form of proxy will not prevent you from attending and voting at the 2000 Annual General Meeting if you so wish.

RECOMMENDATION

Your Directors consider that the Repurchase Proposal is in the best interests of the Company and its shareholders and accordingly recommend that all shareholders should vote in favour of the relevant resolution to be proposed at the 2000 Annual General Meeting.

Yours faithfully,
For and on behalf of the Board
Chevalier iTech Holdings Limited
CHOW Yei Ching
Chairman

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動有任何疑問，應諮詢股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。



CHEVALIER iTECH HOLDINGS LIMITED
其士科技控股有限公司

(於百慕達註冊成立之有限公司)

執行董事
周亦卿 *(主席)*
O.B.E., Off. Crown (B),
Officier de l'Ordre National du Mérite (F),
The Order of the Sacred Treasure, Gold Rays with Rosette (Jpn)
馮伯坤 *(董事總經理)*
郭海生
馮和順
簡嘉翰
周莉莉

非執行董事
易振球
黃勝藍

獨立非執行董事
趙世彭 J.P., D.C.L., D. Sc., B. Sc.
袁天凡

註冊辦事處
Cedar House,
41 Cedar Avenue,
Hamilton, HM12,
Bermuda

主要營業地點
香港九龍灣
宏開道八號
其士商業中心二十二樓

敬啟者：

購回本公司股份
一般授權

緒言

董事會欲尋求股東批准授予董事會一般授權，以行使本公司一般權力於香港聯合交易所有限公司(「聯交所」)購回本公司股本中每股面值港幣0.1元之股份(「股份」)，最多可達於決議案授權購回之日期已發行股本百份之十(「普通決議案」)。有關一般授權之建議將於二零零零年九月二十二日星期五上午十時三十分假座香港九龍灣宏開道八號其士商業中心二十二樓舉行之本公司股東週年大會(「二零零零年度股東週年大會」)上提呈為普通決議案。

本函乃作為說明函件，為股東提供一切在合理情況下必需之資料，以協助彼等在知情之情況下決定投票贊成或反對提呈之決議案。

上市規則內有關股份購回之規定

一切在聯交所進行之股份購回均須遵照聯交所證券上市規則(「上市規則」)之規定。上市規則列出上市公司在聯交所購回其本身股份時須遵守之規限，以下為上市規則內有關此事宜之最重要條文概要：

(a) **股東批准**

所有股份購回事宜必須於事前獲股東通過普通決議案批准(不論以一般授權或有關某項交易之特定批准之方式)。

(b) **資金來源**

在購回股份時，上市公司只可動用根據該公司之組織章程大綱及細則及一九八一年百慕達公司法(已修定)所批准可作有關用途之資金。

(c) **買賣限制**

(i) 上市公司於聯交所購回之所有股份必須為繳足股份。

(ii) 上市公司於聯交所購回之股份，最多不可超過該公司授權購回之決議案獲通過當日之已發行股本百份之十。

(iii) 在任何一個月內，於聯交所購回之股份最多以前一個月該上市公司股份之成交量百份之二十五為限。

(iv) 上市公司不得以現金以外之代價或以聯交所交易規則不時所規定者以外之付款方式在聯交所購回股份。

(v) 上市公司不得故意向關連人士購回其本身之股份，而關連人士(按上市規則之定義)亦不得故意在聯交所將其股份售予該公司。

(vi) 上市公司須促使其委任以購回股份之任何經紀，於聯交所提出要求時，代該公司向聯交所提供有關代表該公司進行購回之資料。

(vii) 上市公司在影響股價之事件出現後或作出可影響股價之決定後之任何時間內，須暫停所有股份購回計劃，直至影響股價之資料已予公開為止，尤其在上市公司初步公佈其年度業績或刊發其中期報告前一個月之期間內，公司不得在聯交所購回其股份(除特別情況外)。此外，聯交所保留權利，可在公司違反上市規則時暫停其於聯交所進行之股份購回計劃。

(viii) 倘購回股份會導致公眾人士持有之股份佔該公司已發行股本不足百份之二十五(或少於聯交所規定之百份率)，則不得購回。

(d) **購回股份之地位**

上市公司購回之所有股份(不論是在聯交所或以其他方式進行)之上市地位將自動註銷，而股票證書則須予以註銷及毀滅。

(e) **其後股份之發行**

在事前未獲聯交所批准之情況下，凡於聯交所作主要上市之上市公司在購回股份(不論是在聯交所或以其他方式進行)後之三十日內不得進行或宣佈發行新股份(公司根據其購回本身證券前尚未行使之認股權證、認購股權或規定該公司須發行股份之同類工具之行使而須予發行之股份則除外)。

(f) 呈報規定

所有股份購回事宜(不論是在聯交所或以其他方式進行)包括購回股份數目，就該等購回所支付每股股份之收購價格或最高及最低價之詳情必須於隨後一個營業日上午九時三十分前向聯交所呈報。上市公司亦須於其年報及帳項內提供其於有關財政年度內所進行之所有股份購回事宜，說明每月購回股份數目(不論是在聯交所或以其他方式進行)，就該等購回所支付每股股份之收購價格或最高及最低價(按情況而定)，以及該公司就該等購回所支付之總代價。董事會報告書須載有該年度內所進行之購回之詳情以及董事會進行購回之原因。

購回建議

根據本公司之組織章程大綱及細則及一九八一年百慕達公司法(已修定)，本公司可購回其本身之股份。本公司細則亦容許本公司就購回其本身之股份提供財政資助。

二零零零年度股東週年大會上將予提呈之第六項決議案乃有關授予本公司董事會一般權力，以便在聯交所購回本公司之股份(最多可達提呈決議案當日本公司已發行股本百份之十)(「購回建議」)。

本公司將予購回之股份均為繳足股份。於二零零零年八月二十三日(本文件付印前之最後實際可行日期(「最後實際可行日期」))，本公司已發行股份為854,469,558股。因此，在二零零零年度股東週年大會上提呈之第六項決議案獲通過之規限下，並假設無額外股份將予發行，以及於提呈決議案日前，本公司將不會購回任何股份，故根據該項授權，本公司將獲准購回股份最多可達85,446,955股。

本公司董事會認為購回建議符合本公司及其股東之利益。近年，聯交所之交投情況波動不定，股份曾有多次以較諸基本資產淨值出現重大折讓之買賣記錄。股份之購回可提升本公司之每股資產淨值及每股盈利。在此等情況下，本公司購回股份之能力乃有利於該等擬保留彼等於本公司投資之股東，因彼等於本公司資產中所佔利益之百份率將隨着本公司購回股份之比例而增加。此外，本公司董事會行使根據購回建議所獲賦予之權力時，亦會增加股份在聯交所之交投量。

本公司董事會預期，即使全面行使上述授權，本公司之營運資金狀況或財務槓杆狀況(較諸本公司截至二零零零年三月三十一日止年度經審核帳項所披露之情況)將不會因根據購回建議進行購回而受到嚴重不利影響。然而，倘進行購回可能導致本公司之營運資金狀況或財務槓杆狀況(較諸本公司最近期公佈之經審核帳項所披露之情況)受到嚴重不利影響時，除非本公司董事會認為縱使會出現該等嚴重不利影響，該等購回仍符合本公司之最佳利益，否則不會進行購回。

購回之資金

於購回股份時，本公司只可動用根據其組織章程大綱及細則及一九八一年百慕達公司法(已修定)所批准可作有關用途之資金；根據此等文件之規定，股份可由本公司之溢利及／或就此發行新股份所得之款項及／或該等購回股份之繳足股本撥款購回。

權益披露

本公司董事會已向聯交所承諾將根據上市規則及所有適用於法例之規定，按提呈之第六項決議案行使本公司購回之權力。

就本公司各董事經作出一切合理查詢後所知，彼等及彼等之任何聯繫人士目前概無意待購回建議於二零零零年度股東週年大會上獲股東批准後，根據購回建議出售股份予本公司。

與此同時，本公司之任何關連人士概無知會本公司，表示目前有意待購回建議於二零零零年度股東週年大會上獲股東批准後，出售任何股份予本公司，然而，彼等亦無承諾不會出售彼等持有之任何股份予本公司。

倘股東於本公司有投票權股本中之應佔權益因任何股份購回而有所增加，就公司收購及合併守則(「收購守則」)而言，此項權益之增加將視作收購行動處理，倘此項權益之增加導致控制權有所變動，

根據收購守則第26條，在若干情況下可能觸發全面收購股份之責任。

於最後實際可行日期，其士國際集團有限公司(「其士國際」)及Cokin Limited(「Cokin」)分別實益持有本公司股份514,398,666股及167,564,000股，分別相等於本公司已發行股本約百份之六十點二及百份之十九點六一。而其士國際與中國光大科技有限公司(「光大科技」)分別持有百份之五十點六及百份之四十九點四權益的Cokin，實益持有本公司股份514,398,666股中的167,564,000股。故根據證券(公開權益)條例，其士國際及光大科技被視為擁有167,564,000股之權益，而光大科技及Cokin持有的股份為同一批股份。周亦卿博士控制超過三份之一其士國際的投票權。本公司董事會就其所知並相信，其士國際、光大科技及Cokin為實益擁有本公司已發行股本百份之十或以上之股份人士。

如董事會行使該普通案決議案授予之購回股份全部權力，(如現有持股情況保持不變下)其士國際及Cokin所持有本公司股權分別將增加至本公司已發行股本約百份之六十六點八九及百份之二十一點七九。本公司董事會認為此項股權增加將會導致其士國際必須遵照收購守則第26條提出強制收購之後果。除本文件所披露者外，據本公司董事會現時所知，根據購回建議進行任何購回將不會引致收購守則下之任何影響。

市價

股份於過去十二個月內每月在聯交所錄得之最高及最低成交價如下：

	最高成交價 *港元*	最低成交價 *港元*
一九九九年八月	0.490	0.430
一九九九年九月	0.730	0.450
一九九九年十月	0.600	0.485
一九九九年十一月	0.570	0.480
一九九九年十二月	0.710	0.495
二零零零年一月	1.180	0.600
二零零零年二月	1.750	0.660
二零零零年三月	1.040	0.740
二零零零年四月	0.790	0.440
二零零零年五月	0.620	0.440
二零零零年六月	0.530	0.450
二零零零年七月	0.500	0.455

本公司購回股份事宜

在本文件日期之前六個月內，本公司並無在聯交所或其他地方購回任何本公司股份。

二零零零年度股東週年大會

本文件連同本公司一九九九／二零零零年度年報寄予各股東，並隨附二零零零年度股東週年大會之代表委任表格，無論　閣下能否出席該大會，均請按照表格上印備之指示，填妥隨附之代表委任表格，並須於在大會或續會舉行時間四十八小時前，送達本公司之香港股份過戶登記分處標準證券登記有限公司，地址為香港中環干諾道中一一一號永安中心五樓。填妥及交回代表委任表格後，　閣下仍可出席二零零零年度股東週年大會，並於會上投票。

推薦意見

董事會認為購回建議符合本公司及其股東之最佳利益，故建議各股東應投票贊成將於二零零零年度股東週年大會上提呈之有關決議案。

此致

列位股東　台照

承
Chevalier iTech Holdings Limited
董事會命
主席
周亦卿
謹啟

二零零零年八月二十八日

Announcement for
Chevalier iTech Holdings Limited
82-4201


CHEVALIER



CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

CHEVALIER iTECH HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

PROPOSED CONSOLIDATION OF SHARES

The board of CIHL announces the proposed consolidation of every 5 existing issued and unissued share capital of HK$0.25 each into one new share of HK$1.25 each.

The board of CiTL announces the proposed consolidation of every 5 existing issued and unissued share capital of HK$0.10 each into one new share of HK$0.50 each.

The existing board lot size of CIHL and CiTL shares for trading on the Stock Exchange will remain unchanged upon CIHL Shares Consolidation and CiTL Shares Consolidation taking effect.

It is expected that the respective consolidation will become effective on 6 June, 2003, subject to, among others, the passing of an ordinary resolution by the relevant shareholders at a special general meeting to be held on 5 June, 2003.

PROPOSED SHARES CONSOLIDATIONS

The board of directors of Chevalier International Holdings Limited ("CIHL") announces that it proposes to consolidate (the "CIHL Shares Consolidation") every 5 issued and unissued ordinary shares of HK$0.25 each in the capital of CIHL ("CIHL Existing Shares") into one new ordinary share of HK$1.25 each in the capital of CIHL ("CIHL New Shares").

The board of directors of Chevalier iTech Holdings Limited ("CiTL") also announces that it proposes to consolidate (the "CiTL Shares Consolidation") every 5 issued and unissued ordinary shares of HK$0.10 each in the capital of CiTL ("CiTL Existing Shares") into one new ordinary share of HK$0.50 each in the capital of CiTL ("CiTL New Shares" which together with the CIHL New Shares shall collectively be referred to as the "new shares").

As at the date of this announcement, the authorised and issued share capital of CIHL and CiTL are as follows:

	CIHL		CiTL	
	HK$	No. of CIHL Existing Shares	HK$	No. of CiTL Existing Shares
Authorised share capital	425,000,000	1,700,000,000	120,000,000	1,200,000,000
Issued share capital	327,307,966	1,309,231,865	85,677,935	856,779,350
Colour of share certificates		pink		dark blue
Board lot size		2,000		4,000

Immediately after CIHL Shares Consolidation and CiTL Shares Consolidation, it is expected that the authorised and issued share capital of CIHL and CiTL are as follows:

	CIHL		CiTL	
	HK$	No. of CIHL New Shares	HK$	No. of CiTL New Shares
Authorised share capital	425,000,000	340,000,000	120,000,000	240,000,000
Issued share capital*	327,307,966	261,846,373	85,677,935	171,355,870
Colour of share certificates		red		green
Board lot size		2,000		4,000

* *Such figure will be adjusted for any shares issued or repurchased between the date of this announcement and the effective date of the respective consolidation. The respective CIHL New Shares and CiTL New Shares will rank pari passu with each other.*

As at the date of this announcement, CIHL and CiTL had no outstanding warrants or convertible or exchangeable securities. As regards outstanding options granted by the respective company pursuant to their respective share option scheme, the relevant exercise prices applicable to all such options will be adjusted as a result of the respective consolidation by a factor to be certified by the respective company's auditors.

The existing board lot of shares of CIHL and CiTL for trading on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") will remain unchanged upon the respective consolidation becomes effective.

Fractions of new shares arising upon the respective consolidation will be aggregated and sold for the benefit of the relevant company. Each of the consolidations will not, of itself, alter the underlying assets, business, management or financial position of the respective company, nor will the proportionate interests of the shareholders be changed as a result of the consolidation, save as regards, the *de-minimis* impact arising out of the treatment of fractional entitlements as referred to above.

REASONS FOR THE CONSOLIDATIONS

Both the Directors of CIHL and the Directors of CiTL have decided to put forward their respective proposed consolidation as they believe it is appropriate that the traded value of their company's board lots be commensurate with other companies of a similar market capitalisation. In addition, the proposed consolidations will reduce the number of board lots in the market and, as a result, the handling costs and transaction charges for the respective company and for those whose interests in CIHL or CiTL are held through CCASS (as defined below) will be reduced, which the Directors of CIHL and the Directors of CiTL believe is in the interests of their respective company and shareholders.

As at the date of this announcement, neither of CIHL nor CiTL has any intention of raising funds upon the consolidation becoming effective.

CONDITIONS OF THE CONSOLIDATIONS

Each of the proposed consolidations is conditional on the following conditions:

(a) the passing of an ordinary resolution by the respective shareholders at a special general meeting ("SGM") to approve the relevant consolidation; and

(b) the Listing Committee of the Stock Exchange granting a listing of, and permission to deal in, the CIHL New Shares and the CiTL New Shares.

The CIHL Shares Consolidation and the CiTL Shares Consolidation are not inter-conditional.

LISTING AND DEALING

Application will be made by CIHL and CiTL to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, CIHL New Shares and CiTL New Shares respectively.

Subject to the granting of the listing of, and permission to deal in, the CIHL New Shares and CiTL New Shares on the Stock Exchange, these new shares will be accepted as eligible securities by Hong Kong Securities Clearing Company Limited ("HKSCC") for deposit, clearance and settlement in the Central Clearing and Settlement System established and operated by HKSCC ("CCASS") with effect from the commencement date of dealings in the new shares on the Stock Exchange or such other date as may be determined by HKSCC. Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

FREE EXCHANGE OF SHARE CERTIFICATES

Subject to fulfilment of the conditions and the respective Consolidation taking effect, it is expected that, as from 6 June, 2003, new share certificates for CIHL will be issued in board lots of 2,000 CIHL New Shares and new share certificates for CiTL will be issued in board lots of 4,000 CiTL New Shares. Respective existing share certificates can be submitted to CIHL or CiTL's Hong Kong Branch Share Registrars, Standard Registrars Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for exchange of new share certificates, free of charge, between 9:00 a.m. and 4:00 p.m. from 6 June, 2003 to 17 July, 2003, both days inclusive. Thereafter, the pink and dark blue share certificates for the CIHL Existing Shares and CiTL Existing Shares will remain effective as documents of title, on the basis of 5 CIHL Existing Shares for 1 CIHL New Share and 5 CiTL Existing Shares for 1 CiTL New Share, and may be exchanged for new red and green share certificates for the CIHL New Shares and CiTL New Shares respectively at any time on payment of a prescribed fee. It is expected that the share certificates for CIHL New Shares or CiTL New Shares will be available for collection within a period of 10 business days after the submission of the respective existing share certificates to Standard Registrars Limited for exchange.

TRADING ARRANGEMENTS FOR NEW SHARES

Subject to the respective consolidation becoming effective, dealings in CIHL New Shares and CiTL New Shares are expected to commence on 20 June, 2003. Parallel trading arrangements will be established with the Stock Exchange and will be operated from 20 June, 2003 to 14 July, 2003, both days inclusive. After 14 July, 2003, trading will only be in the form of the red and green share certificates for CIHL New Shares and CiTL New Shares respectively. The pink and dark blue share certificates for CIHL Existing Shares and CiTL Existing Shares will cease to be marketable and will not be acceptable for delivery and settlement purposes, albeit that they will remain effective as documents of title, as referred to above.

ARRANGEMENT ON ODD LOT TRADING

In order to facilitate the trading of odd lots of CIHL New Shares and CiTL New Shares as a result of the respective consolidation, CIHL and CiTL will appoint a broker (the "Agent", whose details will be provided in the circular to shareholders referred to below) to act as agent in providing a "matching service" to those shareholders who wish to top-up or sell their holdings of odd lots of the new shares during the period from 20 June, 2003 to 14 July, 2003, both dates inclusive. Holders of new shares in odd lots who wish to take advantage of this facility either to dispose of or top up their odd lots to a board lot may, directly or through their brokers, contact the Agent during such period. Details of the Agent and the matching arrangements in respect of the odd lots of the new shares will be disclosed in a further announcement to be issued by CIHL and CiTL as appropriate in due course.

Shareholders should note that successful matching of the sale and purchase of odd lots of CIHL New Shares or CiTL New Shares is not guaranteed and will depend on there being adequate amounts of odd lots of new shares available for such matching. Shareholders are recommended to consult their professional advisers if they are in any doubt about the matching facility described above.

ARRANGEMENT IN RESPECT OF ADRS

Both CIHL and CiTL have securities in the form of American Depositary Receipts ("ADRs") listed on The New York Stock Exchange. Each ADR of CIHL represents 25 CIHL Existing Shares and each ADR of CiTL represents 50 CiTL Existing Shares. As at the date of this announcement, there is no outstanding ADRs. It is also proposed that upon the consolidations becoming effective, new ADR of CIHL will represent 25 CIHL New Shares and new ADR of CiTL will represent 50 CiTL New Shares.

EXPECTED TIMETABLE

	2003
Despatch of circular	on or before Wednesday, 21 May
Latest time for return of form of proxy in respect of the SGM	10:00 a.m. on Tuesday, 3 June for CIHL 10:20 a.m. on Tuesday, 3 June for CiTL
Date of SGM	10:00 a.m. on Thursday, 5 June for CIHL 10:20 a.m. on Thursday, 5 June for CiTL
Effective date of the consolidation	Friday, 6 June
Original counters for trading in existing shares in the form of existing share certificates in board lots of 2,000 CIHL Existing Shares and 4,000 CiTL Existing Shares temporarily close	9:30 a.m. on Friday, 6 June
Temporary counters for trading in new shares in board lots of 400 CIHL New Shares and 800 CiTL New Shares in the form of existing share certificates open	9:30 a.m. on Friday, 6 June
Original counter for trading in new shares in board lots of 2,000 CIHL New Shares and 4,000 CiTL New Shares in the form of new share certificates reopens	9:30 a.m. on Friday, 20 June
Parallel trading in new shares in the form of existing share certificates for CIHL and CiTL and new share certificates commences	9:30 a.m. on Friday, 20 June
Parallel trading in new shares in the form of existing share certificates and new share certificates ends	4:00 p.m. on Monday, 14 July
Temporary counters for trading in new shares in board lots of 400 CIHL New Shares and 800 CiTL New Shares in the form of existing share certificates closes	Monday, 14 July
Matching service for the sale and purchase of odd lots of new shares	from Friday, 20 June to Monday, 14 July
Free exchange of existing share certificates for new share certificates for new shares	from Friday, 6 June to Thursday, 17 July

DESPATCH OF CIRCULAR

Circular containing further information on the proposed consolidations, together with a notice convening the SGM to approve the respective consolidation will be despatched to the shareholders of CIHL and CiTL shortly.

By Order of the Board
Chevalier International Holdings Limited
Chow Yei Ching
Chairman and Managing Director

By Order of the Board
Chevalier iTech Holdings Limited
Chow Yei Ching
Chairman

Hong Kong, 30 April, 2003

CHEVALIER iTECH HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

INTERIM RESULTS ANNOUNCEMENT
FOR THE SIX MONTHS ENDED 30TH SEPTEMBER, 2002

CONDENSED CONSOLIDATED INCOME STATEMENT
For the six months ended 30th September, 2002

	Notes	Unaudited Six months ended 30th September, 2002 HK$'000	2001 HK$'000
Turnover	2	351,317	417,933
Cost of sales		(302,542)	(342,160)
Gross profit		48,775	75,773
Other revenue		4,546	7,247
Distribution costs		(55,345)	(77,644)
Administrative expenses		(2,998)	(4,004)
Net other operating expenses		1,518	(2,972)
Loss from operations	3	(3,504)	(1,600)
Finance costs		(30)	(214)
Share of results of associates		1,862	2,941
(Loss) profit before taxation		(1,672)	1,127
Taxation	4	(3,595)	(4,381)
Net loss for the period		(5,267)	(3,254)
Interim dividend	5	–	8,568
Loss per share	6		
Basic		(0.61) cent	(0.38) cent
Diluted		N/A	N/A
Interim dividend per share		–	1 cent

NOTES TO CONDENSED FINANCIAL STATEMENTS
For the six months ended 30th September, 2002

1. Significant accounting policies

The condensed interim financial statements have been prepared in accordance with Statement of Standard Accounting Practice No. 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants ("SSAP 25").

The accounting policies adopted in these condensed interim financial statements have been prepared on a basis consistent with the principal accounting policies as stated in the financial statements for the year ended 31st March, 2002, except that the following new and revised Statements of Standard Accounting Practice ("SSAP") have been adopted for the first time in the preparation of the current period's condensed financial statements:

SSAP 1 (Revised)	:	Presentation of financial statements
SSAP 11 (Revised)	:	Foreign currency translation
SSAP 15 (Revised)	:	Cash flow statements
SSAP 34	:	Employee benefits

The adoption of the new and revised ("SSAP") by the Group do not have any impact on these financial statements except that certain comparative figures and disclosure have been adjusted to conform with current period's presentation.

2. Segment information

Turnover and segment information for the six months ended 30th September, 2002.

(a) By business segments

	Computer equipment HK$'000	Office equipment HK$'000	Tele-communication system and services HK$'000	Technical and maintenance services HK$'000	IT & network solution HK$'000	Trading of general merchandise HK$'000	Others HK$'000	Total HK$'000
Six months ended 30th September, 2002								
TURNOVER								
Total sales	[illegible]	77,137	[illegible]	33,199	32,464	14,563	3,346	392,208
Inter-segment sales	(7,640)	(21,553)	[illegible]	(3,962)	(2,020)	(191)	-	(40,891)
External sales	[illegible]	55,584	61,034	29,237	30,444	14,372	3,346	351,317
RESULT								
Segment result	[illegible]	[illegible]	(7,835)	4,946	(2,106)	(3,818)	(2,507)	(6,382)
Interest and other income								3,157
Unallocated corporate expenses								(279)
Loss from operations								(3,504)
Finance costs								(30)
Share of results of associates	-	1,862	-	-	-	-	-	1,862
Loss before taxation								(1,672)
Taxation								(3,595)
Net loss for the period								(5,267)

	Computer equipment HK$'000	Office equipment HK$'000	Tele-communication system and services HK$'000	Technical and maintenance services HK$'000	IT & network solution HK$'000	Trading of general merchandise HK$'000	Others HK$'000	Total HK$'000
Six months ended 30th September, 2001								
TURNOVER								
Total sales	139,316	87,526	137,765	52,352	32,658	19,450	-	449,367
Inter-segment sales	(8,542)	(23,400)	(10,971)	(6,245)	(1,254)	(722)	-	(31,434)
External sales	130,774	64,126	126,794	46,107	31,404	18,728	-	417,933
RESULT								
Segment result	822	(966)	[illegible]	4,511	[illegible]	(2,751)	1,323	(4,264)
Interest and other income								4,573
Unallocated corporate expenses								(1,909)
Loss from operations								(1,600)
Finance costs								(214)
Share of results of associates	-	2,941	-	-	-	-	-	2,941
Profit before taxation								1,127
Taxation								(4,381)
Net loss for the period								(3,254)

(b) By geographical segments

	Six months ended 30th September, Turnover 2002 HK$'000	2001 HK$'000	Contribution to loss from operations 2002 HK$'000	2001 HK$'000
Hong Kong	264,995	285,982	(1,478)	(2,307)
The Mainland	27,785	61,788	(3,626)	(3,237)
Thailand	54,452	65,445	3,596	4,906
Others	4,085	4,718	(1,996)	(962)
	351,317	417,933	(3,504)	(1,600)

3. Loss from operations

	Six months ended 30th September, 2002 HK$'000	2001 HK$'000
Loss from operations is arrived at after charging		
Cost of stock sold	244,525	300,311
Depreciation on property, plant and equipment	3,266	4,377
Operating lease payments in respect of renting of premises	16,674	20,588
Staff costs	53,057	69,697

4. Taxation

	Six months ended 30th September, 2002 HK$'000	2001 HK$'000
Current taxation		
Company and subsidiaries		
Hong Kong	1,791	2,123
Overseas	1,513	1,782
	3,304	3,905
Current taxation		
Associates		
Hong Kong	291	476
	3,595	4,381

Provision for Hong Kong profits tax is calculated at the rate of 16% (2001: 16%) on the estimated assessable profits less available tax relief for losses brought forward of each individual company.

Provision for overseas taxation is calculated based on the rates applicable *to the relevant local legislation on the estimated assessable profits.*

5. Interim dividend

	Six months ended 30th September, 2002 HK$'000	2001 HK$'000
Interim dividend 2001: HK$0.01 per share on 856,779,352 shares	–	8,568

6. Loss per share

Basic loss per share is calculated based on the loss for the period of HK$5,267,000 (2001: HK$3,254,000) and on the weighted average number of ordinary shares issued of 856,779,352 (2001: 856,779,352).

No diluted loss per share is presented for the periods ended 30th September, 2002 and 30th September, 2001 as the exercise of the Company's outstanding share options would result in a decrease in net loss per share.

7. Comparatives figures

Certain comparative figures have been reclassified in order to conform with the presentation of current period.

INTERIM DIVIDEND

The Board of Directors has resolved not to declare any interim dividend for the six months ended 30th September, 2002 (2001: HK1 cent).

OVERVIEW

The Group's turnover and profitability for the six months ended 30th September, 2002 were adversely affected by the depressed business climate. The Group recorded a turnover of approximately HK$351 million, representing a decrease of 16% over the same period last year. The operating loss during the period was approximately HK$3.5 million compared with loss of HK$1.6 million over the same period last year. Loss per share was HK0.61 cent.

MANAGEMENT DISCUSSION AND ANALYSIS

During the period, the Computer Division recorded growth in both turnover and profit despite facing the keen price competition in the market. The improved performance was mainly as a result of our continuing efforts in controlling cost and improving operating efficiency. As the computer market is dynamic and fast changing, the Group has focused on improving the cost structure in order to remain competitive in such challenging market.

The performance of the IT and Network Solutions Division improved, reflecting the effectiveness of our marketing strategies and cost control *measures. The Group will continue to improve its operating efficiency* and pursue business opportunities from both public and private sector.

As the telecommunication products market has evolved into a mature stage, accompanied by the weak consumer confidence and the intensified competition among local network operators, the prices of our products and services inevitably faced significant pressure. In order to improve the results of our telecommunication stores, the Group continues, apart from pursuing stringent cost control measures, to review the result of each outlet and close those non-profitable ones. At the end of the period this year, the number of the Group's *mobile phone retail outlets has been* significantly reduced from 51 to 29 compared with the same period last year. The Group currently operates 8 Chevalier Shops and 21 mobile franchise shops in total.

The performance of the Office Equipment Division during the period was below expectation due to the slowdown of market in the region. However, the performance of the Hong Kong operation was encouraging with growth in both sales and profits. The improved performance was mainly driven by the introduction of new product line to the market at competitive prices.

Contribution from the After-Sales Services Division declined compared with the same period last year. In order to improve its competitiveness, the Group will continue its effort in strengthening its technical and maintenance teams in order to provide quality services to customers.

Despite the less-than-expected performance of the Thailand operation compared with the same period last year, it remained to contribute significantly to the Group's results. The setback in the operating profits was due to the weakness in the sale of cabling and telecommunication system and related services. However, the effect of such decline has been partly overcome by savings derived from cost reduction. Moreover, the profits derived from the sale of notebook computer and related products increased whilst the sale of office equipment remained steady. The Group continues to monitor the operation in Thailand closely in order to capture the advantage of different business cycle arise therefrom.

FINANCIAL REVIEW

As at 30th September, 2002, the Group's total net asset amounted to approximately HK$377 million (HK$385 million as at 31st March, 2002).

At the balance sheet date, the Group's bank and other borrowings amounted to HK$126,000 (HK$98,000 as at 31st March, 2002). Cash and deposit at bank amounted to HK$217 million (HK$170 million as at 31st March, 2002) and there are no net borrowings for the two years.

Finance costs for the period amounted to HK$30,000 (HK$228,000 as at 31st March, 2002).

The Group adopts conservative treasury policies in cash and financial management. To achieve better risk control and minimise cost of funds, the Group's treasury activities are centralised.

PROSPECTS

The global economy remains sluggish mainly due to the weak capital spending. Companies have slashed investment plans and continue to downsize as they are not sure of the future prospects. The net result is the stagnated growth, weak labour market and depressed consumer confidence *in most of the industrial countries. Even though interest rates in the US* have been reduced to its record low over 40 years, the improvement in economic activity has been unconvincing. The tension in the Middle East, threat of terrorist attacks and persistent deflation have further adversely affected investor and consumer confidence.

The domestic consumption remains weak due to the unfavourable global and domestic economic climate. The outlook for the Hong Kong economy will mainly depend on the growth of external trade and the success of the internal structural reform. As both the global and local economy remain weak despite the modest recovery in the third quarter of 2002, the Group anticipates that 2003 will be another difficult year. Deflation will persist, as fund outflows induce a contraction in credit, exerting downside pressure on prices. However, as Hong Kong is moving towards a knowledge-based society and looking for the integration with the fast-growing Pearl River Delta region, *the Group anticipates that prospects in the region can bring* along with lots of opportunities to the growth of domestic economy. Corporate will then increase its capital expenditure and the demand for telecommunications services and high technology products will rebound rapidly once the local economy turnaround. As part of the Group's strategic *development, the Group will make use of its well-established network* and experience in Hong Kong and South East Asia countries and look for opportunities to distribute office equipment and telecommunication products manufactured in the Mainland to countries in the region.

Looking forward, the Group will adhere to the stringent cost control measures by optimizing inventory level and reducing operating expenses. The Management will strive to consolidate its business units and actively reposition its business strategy in order to cater for the fast changing markets. With our solid foundation in the IT industry and the effective Management, the Group is in a strong position to take on the challenges ahead.

EMPLOYEES AND REMUNERATION POLICIES

As at 30th September, 2002, the Group employed approximately 820 full time staff globally. Total staff costs amounted to approximately HK$53 million for the period under review. The remuneration policies are reviewed periodically on the basis of the nature of job, market trend, company performance and individual performance. Other staff benefits include bonuses awarded on a discretionary basis, medical schemes, retirement schemes and employees' share option scheme.

AUDIT COMMITTEE

The Audit Committee, which was established pursuant to the requirements of the Rules Governing the Listing of Securities ("the Listing Rules") on The Stock Exchange of Hong Kong Limited ("the Stock Exchange"), comprised *Messrs* Shinichi YONEHARA, YUEN Tin Fan, Francis who retired on 20th September, 2002 and WU King Cheong who was appointed on 7th October, 2002, the Independent Non-Executive Directors of the Company. During the period, the Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal controls and financial reporting matters including the review of unaudited interim financial statements.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of listed securities of the Company by the Company *or any of its subsidiaries during the six months* ended 30th September, 2002.

CODE OF BEST PRACTICE

In the opinion of the Directors, the Company has complied with the guidelines for the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the period from 1st April, 2002 to 30th September, 2002.

PUBLICATION OF FURTHER INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

All the information of the Company required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website at http://www.hkex.com.hk in due course.

APPRECIATION

2002 has been a bumpy year for Hong Kong, during which the Group has been confronted by many challenges in both economic and political aspects. On behalf of the Board, I would like to take this opportunity to truly thank all staff for their concerted effort which has enabled the Group to move through these rough and difficult times smoothly.

By Order of the Board
CHOW Yei Ching
Chairman

Hong Kong, 16th December, 2002

website: http://www.chevalier-itech.com



CHEVALIER iTECH HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

The Board of Directors of Chevalier iTech Holdings Limited ("the Company") is pleased to announce that Mr WU King Cheong was appointed as an Independent Non-Executive Director of the Company on 7th October, 2002.

By Order of the Board
CHOW Yei Ching
Chairman

Hong Kong, 7th October, 2002

The Standard **Tuesday, October 8, 2002**

The Standard September 23, 2002

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



CHEVALIER iTECH HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ADOPTION OF NEW SHARE OPTION SCHEME

The resolution approving the adoption of the New Share Option Scheme was passed by the Shareholders at the Annual General Meeting of the Company held on 20th September, 2002.

Reference is made to the circular issued by the Company on 30th July, 2002 in relation to the proposal involving, inter alia, adoption of the New Share Option Scheme (the "Circular"). Terms used in this announcement shall have the same meaning as defined in the Circular unless provided otherwise.

The Directors are pleased to announce that at the Annual General Meeting of the Company held on 20th September, 2002, the ordinary resolution relating to the adoption of New Share Option Scheme was duly approved by the Shareholders. The New Share Option Scheme fully complies with Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By Order of the Board
CHOW Yei Ching
Chairman

Hong Kong, 20th September, 2002



CHEVALIER iTECH HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

The Board of Directors ("the Board") of Chevalier iTech Holdings Limited ("the Company") announces that Mr YUEN Tin Fan, Francis retired as an Independent Non-Executive Director of the Company at the Annual General Meeting held on 20th September, 2002. The Board would like to express its appreciation to Mr Yuen for his invaluable contribution to the Company over the past years.

By Order of the Board
CHOW Yei Ching
Chairman

Hong Kong, 20th September, 2002

CHEVALIER iTECH HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31ST MARCH, 2002

RESULTS

The Directors of Chevalier iTech Holdings Limited ("the Company") announce that the audited consolidated results of the Company and its subsidiaries ("the Group") for the year ended 31st March, 2002, together with the comparative figures for the previous year, are summarized as follows:

	Notes	2002 HK$'000	2001 HK$'000
Turnover	1	775,364	1,054,753
Cost of sales		(636,995)	(892,179)
Gross profit		138,369	162,574
Other revenue		9,907	19,128
Distribution costs		(146,180)	(143,751)
Administrative expenses		(7,713)	(11,268)
Other operating expenses		(3,813)	(14,138)
(Loss) profit from operations	2	(9,430)	12,545
Finance costs		(228)	(1,402)
Share of results of associates		5,135	5,109
Gain on disposal of discontinued operations		260	-
(Loss) profit before taxation		(4,263)	16,252
Taxation	3	(5,166)	(8,491)
Net (loss) profit for the year		(9,429)	7,761
Dividends	4	8,568	17,137
(Loss) earnings per share	5		
Basic		(1.10) cents	0.91 cent
Diluted		N/A	0.90 cent

Notes:

1. **Turnover**

   An analysis of the Group's turnover and contribution to (loss) profit from operations by business segment and geographical area are as follows:

   (a) *By business segments*

   For the year ended 31st March, 2002

	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]									[illegible]
[illegible]									[illegible]
[illegible]									[illegible]
[illegible]									[illegible]
[illegible]			[illegible]						[illegible]
[illegible]						[illegible]			[illegible]
[illegible]									[illegible]
[illegible]									[illegible]
[illegible]									[illegible]

Note: The operations of paging services has been discontinued during the year.

For the year ended 31st March, 2001

	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]									[illegible]
[illegible]									[illegible]
[illegible]									[illegible]
[illegible]									[illegible]
[illegible]			[illegible]						[illegible]
[illegible]									[illegible]
[illegible]									[illegible]
[illegible]									[illegible]

   (b) *By geographical segments*

	Turnover 2002 HK$'000	Turnover 2001 HK$'000	Contribution to (loss) profit from operations 2002 HK$'000	Contribution to (loss) profit from operations 2001 HK$'000
Hong Kong	535,390	720,522	(10,306)	10,198
Mainland China	119,108	179,978	(5,853)	(5,997)
Thailand	111,520	141,433	9,598	9,363
Others	9,346	12,820	(2,869)	(1,019)
	775,364	1,054,753	(9,430)	12,545

2. **(Loss) Profit from Operations**

	2002 HK$'000	2001 HK$'000
(Loss) profit from operations is arrived at after charging:		
Cost of stock sold	580,081	719,722
Depreciation on property, plant and equipment	7,310	10,996
Operating lease payments in respect of renting of premises	38,735	41,736
Staff costs, including directors' emoluments	134,475	144,811

3. **Taxation**

	2002 HK$'000	2001 HK$'000
Current taxation		
Company and subsidiaries		
Hong Kong	1,445	4,924
Overseas	2,963	3,132
Associates		
Hong Kong	758	615
Deferred taxation		
Company and subsidiaries		
Hong Kong	-	(180)
	5,166	8,491

   Provision for Hong Kong profits tax is calculated at the rate of 16% (2001: 16%) on the estimated assessable profits less available tax relief for losses brought forward of each *individual company comprising the Group.*

   Provision for overseas taxation is calculated based on the rates applicable to the relevant local legislation on the estimated assessable profits.

4. **Dividends**

	2002 HK$'000	2001 HK$'000
Interim dividend paid HK$0.01(2001: HK$0.01) per share on 856,779,352 shares	8,568	8,568
2001 final dividend proposed HK$0.01 per share on 856,779,352 shares	-	8,568
Amounts paid for prior year's final dividend on additional shares issued upon exercise of options	-	1
	8,568	17,137

5. **(Loss) Earnings Per Share**

   Basic (loss) earnings per share is calculated based on the loss for the year of HK$9,429,000 (2001: profit of HK$7,761,000) and on the weighted average number of 856,779,352 (2001: 855,411,857) ordinary shares in issue.

   No diluted loss per share is presented for the year ended 31st March, 2002 as the *exercise of the Company's outstanding share options would result in a decrease in net* loss per share.

   The diluted earnings per share for the year ended *31st March,* 2001 is computed as follows:

	HK$'000
Earnings for the purposes of calculating diluted earnings per share	7,761
	Number of shares
Weighted average number of ordinary shares for the *purpose of basic earnings per share*	855,411,857
Effect of dilutive potential ordinary shares:	
Share options	7,269,737
Weighted average number of ordinary shares for the purpose of diluted earnings per share	862,681,594

6. **Change in Accounting Policies**

   The accounting policies *adopted* in preparing the financial statements are consistent with those adopted in the financial statements for the year ended 31st March, 2001. Except that, in the current year, the Group has adopted, for the first time, a number of new and revised Statements of Standard Accounting Practice ("SSAP") issued by the Hong Kong Society of Accountants. Adoption of these Standards resulted in a number *of changes in group accounting policies which are set out below:*

   (a) *Dividends proposed or declared after the balance sheet date*

   In accordance with SSAP 9 (revised) "Events after the balance sheet date", dividends proposed or declared after the balance sheet date are not recognised as *a liability at the balance sheet date, but are disclosed as a separate component of* shareholders' funds.

   In adjusting the prior year's figure, shareholders' funds as at 31st March, 2001 were restated and increased by HK$8.57 millions representing the proposed final dividend for the year ended 31st March, 2001.

   (b) *Leases*

   In accordance with SSAP 14 (revised) "Leases", some amendments were introduced to the basis of accounting for operating leases and to the disclosures specified for the Group's leasing arrangements. These changes have not had any material effect on these financial statements except that certain comparative figures and disclosure have been changed and extended to conform with current year's presentation.

   (c) *Segment reporting*

   Adoption of SSAP 26 "Segment reporting" has resulted in a re-specification of *some reportable segments which were presented in accordance with the disclosure* requirements of the Listing Rules in the prior year. Segment disclosures for the year ended 31st March, 2001 have been amended so that they are presented on a consistent basis.

   (d) *Goodwill/negative goodwill*

   Goodwill represents the excess of purchase consideration over the fair value ascribed to the Group's share of the separable net assets of the acquired subsidiaries *and associates. Negative goodwill represents the excess of the fair value ascribed* to the Group's share of the separable net assets at the date of acquisition of subsidiaries and associates over the purchase consideration.

   In adopting SSAP 30 "Business combinations", the Group has elected not to restate goodwill/negative goodwill previously eliminated against (credited to) reserves. Goodwill arising on acquisitions prior to 1st April, 2001 is held in reserve in the previous years and will be charged to the income statement at the time of disposal of the relevant subsidiaries or associates, or at such time as further impairment losses are identified in accordance with SSAP 31 "Impairment of Assets". Negative goodwill arising on acquisitions prior to 1st April, 2001 is held in reserve and will be credited to income at the time of disposal of the relevant subsidiaries or associates.

   Goodwill arising on acquisition of subsidiaries or associates on or after 1st April, 2001 is now recognised as an asset and is amortised on a straight-line basis over its estimated useful life. Any impairment loss identified is recognised as an expense immediately. Negative goodwill arising on acquisitions after 1st April, 2001 is presented as a deduction from assets and will be released to income based on an analysis of the circumstances from which the balance resulted. This change in accounting policy does not have material effect on the financial statements.

7. Certain comparative figures have been reclassified and adjusted to conform with the current year's presentation due to the above changes.

DIVIDEND

The Board of Directors does not recommend the payment of any final dividend for the year (2001: HK1 cent). The interim dividend of HK1 cent (2001: HK1 cent) per share was paid during the year representing a dividend distribution of HK1 cent (2001: HK2 cents) per share for the year ended 31st March, 2002.

OVERVIEW

The year 2001 was a difficult and challenging year for the Group. The weak global economy and the fierce competition in the IT market imposed significant pressure on the Group's turnover and profitability, resulting in an unsatisfactory result for the year ended 31st March, 2002. The Group has recorded the turnover of approximately HK$775 million, representing a decrease of 26%. Loss for the year amounted to HK$9.43 million, compared with a net profit of HK$7.76 million in previous year. Loss per share was HK1.1 cents.

MANAGEMENT DISCUSSION AND ANALYSIS

During the year, the total sales of the Computer Division dropped by more than 28% due to the shrinkage in capital spending in the commercial sector. However, condition improved slightly due to the stringent control in overheads and the implementation of effective marketing strategies in promoting products and services excellence.

The performance of the IT & Network Solution Division is not satisfactory due *to the write-offs arising from the close down of the division in providing internet* services. On the other hand, Chevalier (Network Solutions) Limited ("CNK"), *a company set up in 2000 to provide various network services* and system integration for corporate users, has secured several major contracts from the *private sector. A major contract was awarded by Television Broadcasts Limited* in April 2001 to supply, deliver and install fibre network and telecommunication *systems for the New TV City in Tseung Kwan O. Besides,* CNK was also granted the broadband infrastructure network and in-building ELV systems *contract for International Finance Centre, Phase II in May 2001.* During the year, Chevalier (Satellink) Limited has awarded ISO 9001:2000 for the design, supply, installation and maintenance of extra low voltage electrical systems, voice and data networking systems.

Both turnover and contribution of the Telecommunication Systems & Services Division deteriorated further during the year as the mobile phone market in Hong Kong has almost saturated. Competition among local network operators was very keen and, as a result, Chevalier Shops and other mobile phone franchise shops of the Group reported a significant drop in both turnover and loss incurred during the year. In order to improve its performance, the Group has rationalised its telecommunication retail business by discontinuing those unprofitable outlets and relocated some of the shops. Such restructuring plan also gave rise to losses arising from the write-off of decoration and fixtures. *Currently,* the Group operates a total of 14 Chevalier Shops and 26 franchise shops.

The Office Equipment Division also experienced another difficult year but the *situation stabilised despite the stagnant market condition. In addition, the turnover* of the After-sales Services Division also decreased slightly but the profit margin *improved due to the improvement in the operating efficiency and tight cost control.* The Group will continue to offer quality products and after-sales services to satisfy the customers' needs.

During the year, the overall performance of Q-Mart Shops was unsatisfactory mainly due to the high start-up cost and intensive competition. In order to improve the turnover, Q-Mart Shops will focus on strengthening customer services and product varieties. Currently, the Group operates 8 Q-Mart Shops in different locations in Hong Kong.

Good performance was recorded in the Group's cabling system and telecommunication systems and services in Thailand. However, the turnover of Computer Division was reduced by approximately 40% in Thailand market.

FINANCIAL REVIEW

As at 31st March, 2002, the Group's total net asset amounted to approximately HK$384,868,000 (2001: HK$410,153,000), a decrease of HK$25,285,000 or 6.16% when compared with 2001. At the balance sheet date, the Group's bank and other borrowings amounted to HK$98,000 (2001: HK$1,812,000). Cash and deposit at bank amounted to HK$170,338,000 (2001: HK$235,531,000).

PROSPECTS

After the burst of the US technology-driven bubble in 2000, the development of the IT and telecommunications market worldwide has been slowing down substantially over the past two years. In Hong Kong and South East Asia, the demand for IT products and office equipment is persistently weak as the uncertain economic conditions caused companies to slash capital spending. Besides, stiff market competition has a spiral adverse effect on the prices and profit margins of the products and services. The outlook of Hong Kong economy will mainly depend on the pace of recovery in the US. Recent economic indicators showed that the US economy is still wobbling along the road to recovery and the pace for the recovery in Hong Kong economy is still uncertain. Demand is unlikely to improve until there is an improvement in labour market conditions. Prospect of a revival in capital investment would remain uncertain due to the persistent deflationary pressures. Therefore, it is expected that the operating environment will remain difficult in the foreseeable future.

The Group believes that the Mainland will be a perk to Hong Kong under the present unfavourable external environment. The Mainland's rapid economic *growth and the anticipated strong increase in investment and consumption arising* from its accession to the World Trade Organisation will open up numerous *business opportunities. With the existing extensive network in the Mainland,* the Group is cautiously optimistic in the long-term prospect in the China market.

Looking forward, the Management will continue to prudently develop business especially in the Mainland and resort to stringent cost control measures in order to maintain its competitive edge. The Group considers that the present weak economic conditions actually offer a golden opportunity to re-position and consolidate its business in Hong Kong, the Mainland and South East Asia. With the experienced management team and the expertise in the IT industry, the Group is well positioned to withstand the tough economic climate.

EMPLOYEES AND REMUNERATION POLICIES

The Group employed approximately 900 full time staff in Hong Kong and overseas as at *31st March, 2002. Total staff costs amounted to HK$134,475,000* for the year ended 31st March, 2002. The remuneration policy is reviewed *periodically on the basis of the nature of job, market trend, company performance* and individual performance. Other staff benefits include bonuses awarded on a *discretionary basis, medical schemes, retirement schemes and employees' share* option scheme.

SHARE OPTION SCHEME

The Company has adopted a share option scheme on 30th September, 1991 under which Directors are authorised to grant options to full-time employees, including Executive Directors of the Company or its subsidiaries. The scheme has been expired on 29th September, 2001.

The Board considers that it is in the interest of the Company to adopt a new share option scheme of the Company as pursuant to the amendments to Chapter 17 of the Rules Governing the Listing of Securities ("the Listing Rules") on The Stock Exchange of Hong Kong Limited ("the Stock Exchange"). An ordinary resolution will be proposed for the adoption of the new share option scheme at the forthcoming Annual General Meeting of the Company to be held on 20th September, 2002. A circular setting out the terms and conditions of the share option scheme will be sent to the shareholders as soon as practicable.

AUDIT COMMITTEE

The Audit Committee, *which was established pursuant to the requirements of* the Listing Rules, comprising Messrs YUEN Tin Fan, Francis and Shinichi *YONEHARA, both independent Non-executive Directors of the Company,* met twice in the year. During the meetings, the Committee reviewed the Connected Transactions, interim and annual reports of the Group and discussed with management the auditing, internal controls and financial reporting matters.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the year.

CODE OF BEST PRACTICE

In the opinion of the Directors, the Company has complied throughout the year with the guidelines for the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

PUBLICATION OF FURTHER INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

All the financial and other related information of the Company *required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on* the Stock Exchange's website at http://www.hkex.com.hk in due course.

APPRECIATION

2001 has been a bumpy year for Hong Kong, during which the Group has been confronted by many challenges in both economic and political aspects. On behalf of the Board, I would like to take this opportunity to truly thank all staff for their concerted effort which has enabled the Group to move through these rough times safely.

By Order of the Board
CHOW Yei Ching
Chairman

Hong Kong, 11th July, 2002
website: http://www.chevalier-itech.com



CHEVALIER iTECH HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

NOTICE OF 2002 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of the Company will be held at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Friday, 20th September, 2002 at 10:30 a.m. for the following purposes:

As Ordinary Business

1. To receive and consider the audited financial statements and the Reports of the Directors and Auditors for the year ended 31st March, 2002.
2. To re-elect retiring Directors and authorize the Board of Directors to fix their remuneration.
3. To re-appoint Auditors and authorize the Board of Directors to fix their remuneration.

And As Special Business, to consider and, if thought fit, pass with or without modification the following resolutions as Ordinary Resolutions:

4. "THAT:

(a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorize the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) the exercise of subscription rights under any share option scheme of the Company or (iii) an issue of shares as scrip dividends pursuant to the Bye-laws of the Company from time to time shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution and the Resolution 5:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-laws of the Company or any applicable law of Bermuda to be held; and

(iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in General Meeting.

"Rights Issue" means the allotment, issue or grant of shares pursuant to an offer (open for a period fixed by the Directors of the Company) made to shareholders or any class thereof on the Register of Members of the Company on a fixed record date pro rata to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements of having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company)."

5. "THAT:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as defined in Resolution 4(d) above) all powers of the Company to repurchase its shares in the capital of the Company, subject to and in accordance with all applicable laws and requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended from time to time, be and is hereby generally and unconditionally approved; and

(b) the aggregate nominal amount of shares to be purchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10 per cent. of the aggregate nominal amount of the issued share capital of the Company on the date of passing this Resolution and the authority pursuant to paragraph (a) above shall be limited accordingly."

6. "THAT the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to Ordinary Resolution set out in Resolution 4 be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to Ordinary Resolution as set out in Resolution 5, provided that such amount shall not exceed 10 per cent. of the aggregate nominal amount of the issued share capital of the Company at the date of this Resolution."

7. "THAT conditional on (i) the approval by shareholders of Chevalier International Holdings Limited of the adoption of the New Scheme (as defined below); (ii) the Listing Committee of The Stock Exchange of Hong Kong Limited granting approval of the listing of and permission to deal in the shares which may be issued pursuant to the exercise of the options under the New Scheme (as defined below) of up to 10 per cent. of the total issued share capital of the Company as at the date hereof; and (iii) the Bermuda Monetary Authority granting consent in respect of the granting of options and the issue of shares upon exercise of options granted under the New Scheme, if so required, the share option scheme of the Company (the "New Scheme", a copy of the rules of such scheme has been produced to this Meeting marked 'A' and initialled by the Chairman for the purpose of identification) be and is hereby approved AND THAT the Directors of the Company be and are hereby authorised, at their absolute discretion, to grant options and to allot and issue shares pursuant to the exercise of subscription rights attaching to any options not exceeding 10 per cent. of the New Scheme provided that the aggregate nominal amount of issued share capital of the Company at the date of this Resolution."

By Order of the Board
KAN Ka Hon
Company Secretary

Hong Kong, 30th July, 2002

Notes:

(a) A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, in the event of a poll, to vote in his stead. A proxy need not be a member of the Company.

(b) In order to be valid, a form of proxy, together with the power of attorney or other authority (if any), must be deposited at the Company's Branch Share Registrars in Hong Kong, STANDARD REGISTRARS LIMITED of 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting.



CHEVALIER iTECH HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

The Board of Directors ("the Board") of Chevalier iTech Holdings Limited ("the Company") announces that Mr FUNG Wo Shun resigned as Executive Director of the Company with effect from 1st April, 2002. The Board would like to express its appreciation to Mr Fung for his invaluable contribution to the Company during his tenure of services.

By Order of the Board
CHOW Yei Ching
Chairman

Hong Kong, 2nd April, 2002

CHEVALIER iTECH HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

INTERIM RESULTS
FOR THE SIX MONTHS ENDED 30TH SEPTEMBER, 2001

CONDENSED CONSOLIDATED INCOME STATEMENT
For the six months ended 30th September, 2001

	Note	Unaudited Six months ended 30th September, 2001 HK$'000	2000 HK$'000
Turnover	2	417,933	577,776
Cost of sales		(342,160)	(495,045)
Gross profit		75,773	82,731
Other revenue		7,247	9,499
Distribution costs		(77,644)	(72,726)
Administrative expenses		(4,004)	(5,573)
Other operating expenses		(2,972)	(4,165)
(Loss) profit from operations before finance costs	3	(1,600)	9,766
Finance costs		(214)	(792)
(Loss) profit from operations	2	(1,814)	8,974
Share of results of associates		2,941	3,008
Profit before taxation		1,127	11,982
Taxation	4	(4,381)	(4,618)
Net (loss) profit for the period		(3,254)	7,364
Interim dividend	5	8,568	8,545
(Loss) earnings per share	6		
Basic		(0.38) cent	0.86 cent
Diluted		(0.38) cent	0.85 cent
Interim dividend per share		1 cent	1 cent

CONDENSED CONSOLIDATED BALANCE SHEET
As at 30th September, 2001

	Note	Unaudited 30th September, 2001 HK$'000	(Restated) Audited 31st March, 2001 HK$'000
Non-current assets			
Investment properties		5,310	5,310
Property, plant and equipment	7	41,134	40,473
Interests in associates		16,741	13,476
Investments in securities		23,401	—
		86,586	59,259
Current assets			
Inventories		92,221	100,747
Properties for sale		1,135	1,135
Debtors, deposits and prepayments	8	168,369	151,154
Amount due from customers for contract work		467	—
Tax recoverable		1,861	889
Other short-term investments		947	—
Cash and bank balances		178,878	235,531
		443,878	489,456
Current liabilities			
Creditors, deposits and accruals	9	86,117	97,947
Amount due to ultimate holding company		334	2,938
Amounts due to customers for contract work		14	—
Bills payable		2,350	4,047
Deferred service income		28,246	30,475
Provision for taxation		4,387	1,159
Unsecured bank overdrafts		1,265	1,812
		122,713	138,378
Net current assets		321,165	351,078
Minority interests		184	184
		407,567	410,153
Capital and reserves			
Share capital	10	85,678	85,678
Reserves	11	304,753	315,907

	Computer equipment HK$'000	Office equipment HK$'000	Telecommunication systems and services HK$'000	Technical and maintenance services HK$'000	IT & network solution HK$'000	Trading HK$'000	Others HK$'000	Elimination HK$'000	Consolidated HK$'000
Six months ended 30th September, 2000									
Turnover									
External sales	219,904	64,317	161,714	48,276	40,204	10,786	32,575	—	577,776
Inter-segment sales	7,987	17,709	9,782	6,253	5,401	—	—	(47,131)	—
Total turnover	227,891	82,025	171,496	54,528	45,605	10,786	32,575	(47,131)	577,776
Result									
Segment results	6,804	(2,787)	9,555	8,564	(1,913)	(4,126)	(13,333)	—	2,764
Unallocated corporate expenses	—	—	—	—	—	—	—	—	(852)
Operating profit	—	—	—	—	—	—	—	—	1,912
Interest income	—	—	—	—	—	—	—	—	7,817
Dividend income	—	—	—	—	—	—	—	—	37
Interest expenses	—	—	—	—	—	—	—	—	(792)
Profit from operations	—	—	—	—	—	—	—	—	8,974
Share of results of associates	—	3,008	—	—	—	—	—	—	3,008
Profit before taxation	—	—	—	—	—	—	—	—	11,982
Taxation	—	—	—	—	—	—	—	—	(4,618)
Net profit (loss) for the period	6,804	221	9,555	8,564	(1,913)	(4,126)	(13,333)	—	7,364

(b) By geographical segments

	Turnover 2001 HK$'000	Turnover 2000 HK$'000	Contribution to profit (loss) from operations 2001 HK$'000	Contribution to profit (loss) from operations 2000 HK$'000
Hong Kong	285,982	401,216	(2,534)	9,341
The People's Republic of China	61,788	83,475	(3,240)	(4,023)
Thailand	65,445	86,486	4,922	4,602
Others	4,718	6,599	(962)	(946)
	417,933	577,776	(1,814)	8,974

3. (LOSS) PROFIT FROM OPERATIONS BEFORE FINANCE COSTS

	Six months ended 30th September, 2001 HK$'000	2000 HK$'000
(Loss) profit from operations before finance costs is arrived at after charging		
Cost of stock sold	300,311	401,314
Depreciation on property, plant and equipment	4,377	6,237
Operating lease payments in respect of renting of premises	20,588	21,508
Staff costs	69,697	72,843

4. TAXATION

	Six months ended 30th September, 2001 HK$'000	2000 HK$'000
Current taxation		
Company and subsidiaries		
Hong Kong	2,123	3,296
Overseas	1,782	841
	3,905	4,137
Current taxation		
Associates		
Hong Kong	476	481
	4,381	4,618

Provision for Hong Kong profits tax is calculated at the rate of 16% (2000: 16%) on the estimated assessable profits less available tax relief for losses brought forward of each individual company.

Provision for overseas taxation is calculated based on the applicable local legislation on the estimated assessable profits.

5. INTERIM DIVIDEND

Six months ended 30th September, 2001 2000

12. COMPARATIVES FIGURES

Certain comparative figures have been reclassified in order to conform with the presentation of current period.

INTERIM DIVIDEND

The Board of Directors has resolved to declare an interim dividend of HK1 cent (2000: HK1 cent) per share for the six months ended 30th September, 2001, payable on Wednesday, 16th January, 2002 to shareholders whose names appear on the Register of Members of the Company on Friday, 11th January, 2002.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Wednesday, 9th January, 2002 to Friday, 11th January, 2002, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the above interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited of 5/F, Wing On Centre, 111 Connaught Road Central, Hong Kong for registration not later than 4:00 p.m. on Tuesday, 8th January, 2002.

BUSINESS REVIEW

For the six months ended 30th September, 2001, the Group's turnover amounted to HK$418 million, representing a decrease of 27% over the same period last year. An operating loss of HK$3.25 million and a loss of HK0.38 cent per share were recorded respectively. The setback of the results reflects a difficult business environment stemming from the global economic slowdown.

During the period, the revenue of the Group's Computer Division sharply declined. It was mainly attributable to the over supply of computer products and keen competition in the market. The substantial contraction in overall demand exerted severe pressure on the selling prices and thus profit margins of products. However, the Group is flexible and versatile in response to the dynamic and fast changing market by developing an efficient marketing force and network so that the impact of such difficult situation can be alleviated. The Group will continue to offer quality products and high value-added services at competitive prices in order to meet the increasingly complex needs of customers.

The performance of the Group's Telecommunication System and Services Division was unsatisfactory. Turnover of Chevalier Shops and mobile phone franchise shops in Hong Kong were adversely affected by the slow down in the market demand and keen competition among local network operators, resulting in lower profit margins of both products and services. In order to improve its performance, the Group will rationalise its mobile phone retail business by discontinuing those outlets and shops that are not profitable. Emphasis will be placed on improving the quality of customer service and strengthening marketing team to improve competitiveness. The Group operates a total of 19 Chevalier Shops and 32 mobile franchise shops at the end of the reporting period.

Chevalier (Network Solutions) Limited ("CNSL") has established itself as a quality provider of network solution and system integration services in Hong Kong. Since its inception at the end of last year, CNSL has been awarded several large-scale contracts of network solutions and systems integration from local enterprises and corporations. It is anticipated that the demand from different industries towards network solutions and systems integration services will be accelerated in the coming years. To further capture this market potential, CNSL will strive to expand its business by actively exploring business opportunities and offering "one-stop" tailored network solutions and system integration services to customers. The Group is confident in the long-term prospect of CNSL.

The operating environment of the office equipment business remained difficult with dips in capital expenditure of most corporations. However, the After-sale Services Division maintained a stable performance despite the slow down in turnover. The Group will continue its efforts in enhancing customer value through introducing wide variety of quality products and reinforcing after-sale services.

During the period, the Group's business in Thailand showed a mixed performance. Contribution from the cabling system and telecommunications related services increased substantially whilst the sale of computer related products declined sharply. The Group will monitor closely the development of the Group's business in this market.

In the face of the decline in consumer spending and severe competition in household products, the Group focused on re-aligning and streamlining the operation of Q-Mart Shops ("Q-Mart") by closing those unprofitable outlets in order to reduce overheads and improve operating efficiency. In the coming year, Q-Mart will continue to pursue rigorous cost control measures, lower inventory levels and offer various value-for-money household goods to customers. It plans to open new stores in strategic locations such as shopping malls of large-scale public housing estates in order to increase market share and widen customer base.

FINANCIAL REVIEW

...ion for taxation		4,387	1,159
...ured bank overdrafts		1,265	1,812
		122,713	138,378
...ent assets		321,165	351,078
...y interests		184	184
		407,567	410,153
...and reserves			
...capital	*10*	85,678	85,678
...ves	*11*	304,753	315,907
...sed dividend	*1a*	17,136	8,568
		407,567	410,153

...TO CONDENSED FINANCIAL STATEMENTS

...six months ended 30th September, 2001

...NIFICANT ACCOUNTING POLICIES

...condensed financial statements have been prepared under the historical cost convention, as modified for the revaluation of ...stment properties and investments in securities.

...condensed financial statements have been prepared on a basis consistent with the principal accounting policies as stated in ...financial statements for the year ended 31st March, 2001 in accordance with Statement of Standard Accounting Practice ...25 "Interim financial reporting" issued by the Hong Kong Society of Accountants ("SSAP 25").

...e current period, the Group has adopted, for the first time, a number of new and revised Statements of Standard Accounting ...tice ("SSAP") issued by the Hong Kong Society of Accountants. Adoption of these Standards resulted in a number of ...ges in group accounting policies which are set out below:—

Proposed dividend

In accordance with SSAP 9 (revised) "Events after the balance sheet date", dividends proposed or declared after the balance sheet date are not recognised as a liability at the balance sheet date, but are disclosed as a separate component of shareholders' funds on the face of the balance sheet.

In adjusting prior year's figure, shareholders' funds as at 31st March, 2001 were restated and increased by HK$8.57 millions representing the proposed final dividend for the year ended 31st March, 2001.

Leases

SSAP 14 (Revised) "Leases", prescribes the accounting policies and disclosure requirements in relation to finance and operating leases. The adoption of SSAP 14 (Revised) by the Group does not have any impact on these interim financial statements except that certain comparative figures and disclosure have been adjusted and extended to conform with current period's presentation.

Segment reporting

Adoption of SSAP 26 " Segment reporting" has resulted in a re-specification of some reportable segments which were presented in accordance with the disclosure requirements of the Listing Rules in the prior year. Segment disclosures for the six months ended 30th September, 2000 have been amended so that they are presented on a consistent basis.

Provisions

In accordance with SSAP 28 "Provisions, contingent liabilities and contingent assets", provisions are recognised when the Group has a present obligation as a result of a past event which is probable will result in an outflow of economic benefits that can be reasonably estimated. The Group does not have significant provision, which does not meet the recognition and measurement criteria of SSAP 28 and has to adjust the opening retained profits as at 31st March, 2001.

Goodwill / negative goodwill

Goodwill represents the excess of purchase consideration over the fair value ascribed to the Group's share of the separable net assets of the acquired subsidiaries and associates. Negative goodwill represents the excess of the fair value ascribed to the Group's share of the separable net assets at the date of acquisition of subsidiaries and associates over the purchase consideration.

In adopting SSAP 30 "Business combinations", the Group has elected not to restate goodwill/negative goodwill previously eliminated against (credited to) reserves. Goodwill arising on acquisitions prior to 1st April, 2001 is held in reserve in the previous years and will be charged to the income statement at the time of disposal of the relevant subsidiaries or associates, or at such time as further impairment losses are identified in accordance with SSAP 31 "Impairment of Assets". Negative goodwill arising on acquisitions prior to 1st April, 2001 is held in reserve and will be credited to income at the time of disposal of the relevant subsidiaries or associates.

Goodwill arising on acquisitions of subsidiaries or associates on or after 1st April, 2001 is now recognised as an asset and is amortised on a straight-line basis over its estimated useful life. Any impairment loss identified is recognised as an expense immediately. Negative goodwill arising on acquisitions after 1st April, 2001 is presented as a deduction from assets and will be released to income based on an analysis of the circumstances from which the balance resulted.

As a result of this change, the Group has adjusted the prior year's reserve and retained profit for the impairment loss identified, resulting in a decease in retained profit as at 30th September 2001 by $11.74million and an increase in capital reserves at 30 th September, 2001 by the same amount.

...GMENT INFORMATION

...over and segment information for the six months ended 30th September,2001.

By business segments

	Computer equipment HK$'000	Office equipment HK$'000	Tele-communication systems and services HK$'000	Technical and maintenance services HK$'000	IT & network solutions HK$'000	Trading HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Six months ended 30th September, 2001									
Turnover									
External sales	130,274	64,426	126,794	46,107	31,604	18,728	—	—	417,933
Inter-segment sales	8,842	23,400	10,971	6,345	1,254	722	—	(51,534)	—
Total turnover	139,116	87,826	137,764	52,452	32,858	19,450	—	(51,534)	417,933
Result									
Segment results	802	(866)	(4,606)	6,531	(5,197)	(2,751)	1,323	—	(4,764)
Unallocated corporate expenses	—	—	—	—	—	—	—	—	(1,409)
Operating loss	—	—	—	—	—	—	—	—	(6,173)
Interest income	—	—	—	—	—	—	—	—	4,565
Dividend income	—	—	—	—	—	—	—	—	7
Interest expenses	—	—	—	—	—	—	—	—	(213)
Loss from operations	—	—	—	—	—	—	—	—	(1,814)
Share of results of associates	—	2,941	—	—	—	—	—	—	2,941
Profit before taxation	—	—	—	—	—	—	—	—	1,127
Taxation	—	—	—	—	—	—	—	—	(4,381)
Net profit (loss) for the period	802	2,075	(4,606)	6,531	(5,197)	(2,751)	1,323	—	(3,254)

Current taxation		
Associates		
Hong Kong	476	481
	4,381	4,618

Provision for Hong Kong profits tax is calculated at the rate of 16% (2000: 16%) on the estimated assessable profits less available tax relief for losses brought forward of each individual company.

Provision for overseas taxation is calculated based on the applicable local legislation on the estimated assessable profits.

5. INTERIM DIVIDEND

	Six months ended 30th September, 2001 HK$'000	2000 HK$'000
Interim dividend HK$0.01 per share on 856,779,352 shares (2000: HK$0.01 per share on 854,469,558 shares)	8,568	8,545

6. (LOSS) EARNINGS PER SHARE

Basic (loss) earnings per share is calculated based on the loss for the period of HK$3,254,000 (2000: a profit of HK$7,364,000) and on the weighted average number of ordinary shares issued of 856,779,352 (2000: 854,468,465).

The diluted earnings per share for the period was computed as follows:

	Six months ended 30th September, 2001 HK$'000	2000 HK$'000
(Loss) earnings for the purposes of calculating diluted earnings per share	(3,254)	7,364
Weighted average number of ordinary shares for the purpose of basic earnings per share	856,779,352	854,468,465
Effect of dilutive potential ordinary shares:		
Share options	—	11,925,604
Weighted average number of ordinary shares for the purpose of diluted earnings per share	856,779,352	866,394,069

7. PROPERTY, PLANT AND EQUIPMENT

For the six months ended 30 September, 2001, the Group acquired property, plant and equipment of HK$5,600,000 and disposed of property, plant and equipment of HK$7,720,000.

8. DEBTORS, DEPOSITS AND PREPAYMENTS

The Group normally allows an average credit period of 60 days to its trade customers.

The ageing analysis of trade debtors is as follows :

	As at 30th September, 2001 HK$'000	As at 31st March, 2001 HK$'000
0-60 days	74,313	74,586
61-90 days	9,271	9,436
Over 90 days	15,934	9,590
Total	99,518	93,612

9. CREDITORS, DEPOSITS AND ACCRUALS

The ageing analysis of trade creditors is as follows :

	As at 30th September, 2001 HK$'000	As at 31st March, 2001 HK$'000
0-60 days	33,503	40,414
61-90 days	142	1,199
Over 90 days	2,144	1,553
Total	35,789	43,166

10. SHARE CAPITAL

There were no movements in the share capital of the Company during the period under review.

11. RESERVES

	Share premium HK$'000	Capital reserve HK$'000	Capital redemption reserve HK$'000	Other property revaluation reserve HK$'000	Exchange fluctuation reserve HK$'000	Retained profits HK$'000	Total HK$'000
Balance at 1st April, 2001 as previously reported	223,434	18,231	14	991	(550)	73,787	315,907
Prior year adjustment (Note 1)							
Retrospective recognition of impairment of goodwill held in reserves	—	11,742	—	—	—	(11,742)	—
Effect of adopting SSAP 9 (Revised)	—	—	—	—	—	8,568	8,568
Balance at 1st April, 2001 as restated	223,434	29,973	14	991	(550)	70,613	324,475
Exchange difference on translation of financial statements of overseas subsidiaries	—	—	—	—	668	—	668
Net loss for the period	—	—	—	—	—	(3,254)	(3,254)
Reserves	223,434	29,973	14	991	118	50,223	304,753
Proposed Dividend	—	—	—	—	—	17,136	17,136
Balance at 30th September, 2001	223,434	29,973	14	991	118	67,359	321,889

the sale of computer related products declined sharply. ... the Group ... development of the Group's business in this market.

In the face of the decline in consumer spending and severe competition in household products, the Group focused on re-aligning and streamlining the operation of Q-Mart Shops ("Q-Mart") by closing those unprofitable outlets in order to reduce overheads and improve operating efficiency. In the coming year, Q-Mart will continue to pursue rigorous cost control measures, lower inventory levels and offer various value-for-money household goods to customers. It plans to open new stores in strategic locations such as shopping malls of large-scale public housing estates in order to increase market share and widen customer base.

FINANCIAL REVIEW

As at 30th September, 2001, the total credit facilities available to the Group amounted to HK$167 million and the undrawn balance stood at HK$136 million. Cash available to the Group as at 30th September, 2001 amounted to HK$179 million.

PROSPECTS

The downturn of global economy since 2000 has already adversely affected the economic growth of Hong Kong. The September 11 terrorist attacks on the US and the ensuing war in Afghanistan have further dampened the economic conditions worldwide, thus worsening the business environment and aggravating the unemployment in Hong Kong. The deterioration of external economy has greatly eroded consumer confidence and tipped Hong Kong into a recession despite the consecutive interest-rate cuts following the footsteps of the US since the beginning of this year.

The burst of technology boom in 2000 and the persistent weakness in the domestic economy have undoubtedly slowed down the pace of Hong Kong in developing the knowledge-based economy. Moreover, stiff competition has exerted significant downward pressure on the profit margin of high-tech products and services. However, given the growing importance of information technology to all sectors in the community and the government's determination to promote the development of technology, it is expected that the demands for hi-tech products and services will pick up in coming years. Moreover, with the Mainland's rapid economic growth and its successful accession to the World Trade Organization, numerous business opportunities will be emerged in the Mainland's IT and telecommunications markets. Therefore, the Group remains confident in the long-term prospects of IT and telecommunications markets in Hong Kong and overseas.

Looking forward, in the face of a sharp downturn of the external economy and the intensified competition, the Group is anticipating a harsh and difficult operating environment ahead. In this regard, the Group will strive to maintain its operating cost at a minimum level and re-assess its business strategies from time to time in order to meet the fast-changing markets. With our experienced management team and solid financial position, the Group will certainly benefit from the business opportunities created by the expansion of the Mainland market.

EMPLOYEES AND REMUNERATION POLICY

As at 30th September, 2001, the Group employed approximately 1,000 full time staff. Total staff costs amounted to approximately HK$70 million for the period. The remuneration policy is reviewed periodically on the basis of the nature of job, market trend, company performance and individual performance. Other staff benefits include bonuses awarded on a discretionary basis, medical schemes, retirement schemes and employee share option scheme.

AUDIT COMMITTEE

The Audit Committee, which was established pursuant to the requirements of the Rules Governing the Listing of Securities ("the Listing Rules") on The Stock Exchange of Hong Kong Limited ("the Stock Exchange"), comprising Messrs YUEN Tin Fan, Francis and Shinichi YONEHARA, shall meet at least twice in a year. During the period, the Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal controls and financial reporting matters including the review of unaudited interim financial statements.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the six months ended 30th September, 2001.

CODE OF BEST PRACTICE

In the opinion of the Directors, the Company has complied with the guidelines of the Code of Best Practice as set out in Appendix 14 to the Listing Rules throughout the period from 1st April, 2001 to 30th September, 2001.

PUBLICATION OF FURTHER INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

All the financial and other related information of the Company required by paragraphs 46(1) to 46(6) of Appendix 16 to the Listing Rules will be published on the Stock Exchange's website at http://www.hkex.com.hk in due course.

APPRECIATION

On behalf of the Board, I would like to express our gratitude to our shareholders for their support and to our staff for their dedication and contribution during the period.

By Order of the Board
CHOW Yei Ching
Chairman

Hong Kong, 18th December, 2001

Websites: http://www.chevalier-itech.com
http://www.irasia.com/listco/hk/chevalieritech

CHEVALIER iTECH HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of the Company will be held at 22/F., Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Friday, 21st September, 2001 at 10:20 a.m. for the following purposes:

As Ordinary Business

1. To receive and consider the audited financial statements and the Reports of the Directors and Auditors for the year ended 31st March, 2001.
2. To declare a final dividend.
3. To re-elect retiring Directors and authorize the Board of Directors to fix their remuneration.
4. To re-appoint Auditors and authorize the Board of Directors to fix their remuneration.

And As Special Business, to consider and, if thought fit, pass with or without modification the following resolutions as Ordinary Resolutions:

5. **"THAT:**

(a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorize the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) the exercise of subscription rights under any share option scheme of the Company or (iii) an issue of shares as scrip dividends pursuant to the Bye-laws of the Company from time to time, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution and the Resolution 6:
"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-laws of the Company or any applicable law of Bermuda to be held; and

(iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in General Meeting.

"Rights Issue" means the allotment, issue or grant of shares pursuant to an offer (open for a period fixed by the Directors of the Company) made to shareholders or any class thereof on the Register of Members of the Company on a fixed record date pro rata to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements of having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

6. **"THAT:**

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as defined in Resolution 5(d) above) all powers of the Company to repurchase its shares in the capital of the Company, subject to and in accordance with all applicable laws and requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved; and

(b) the aggregate nominal amount of shares to be purchased by the Company pursuant to the approval paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company on the date of this Resolution and the authority pursuant to paragraph (a) above shall be limited accordingly."

7. **"THAT** the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to Ordinary Resolution set out in Resolution 5 be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted pursuant to such general mandate the aggregate nominal amount of share in the capital of the Company, repurchased by the Company under the authority granted pursuant to Ordinary Resolution set out in Resolution 6, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company at the date of this Resolution."

By Order of the Board
KAN Ka Hon
Company Secretary

Hong Kong, 30th July, 2001

Notes:

(a) A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, in the event of a poll, to vote in his stead. A proxy need not be a member of the Company.

(b) In order to be valid, a form of proxy, together with the power of attorney or other authority (if any), must be deposited at the Company's Branch Share Registrars in Hong Kong, STANDARD REGISTRARS LIMITED of 5/F., Wing On Centre, 111 Connaught Road Central, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting.

(c) The Register of Members of the Company will be closed from Monday, 17th September, 2001 to Friday, 21st September, 2001, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, STANDARD REGISTRARS LIMITED not later than 4:00 p.m. on Friday, 14th September, 2001.



CHEVALIER iTECH HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

The Board of Directors ("the Board") of Chevalier iTech Holdings Limited ("the Company") announces that Mr HUANG Shenglan has retired as Non-Executive Director of the Company at the 2001 Annual General Meeting of the Company held on 21st September, 2001. The Board would like to express its appreciation to Mr Huang for his invaluable contribution to the Company over the past year.

By Order of the Board
KAN Ka Hon
Company Secretary

Hong Kong, 21st September, 2001

Hong Kong iMail
Friday, August 10, 2001



CHEVALIER iTECH HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

The Board of Directors ("the Board") of Chevalier iTech Holdings Limited ("the Company") announces that Mr YI Zhenqiu resigned as a Non-Executive Director of the Company with effect from 8th August, 2001. The Board would like to express its appreciation to Mr Yi for his invaluable contribution to the Company over the past year.

By Order of the Board
KAN Ka Hon
Company Secretary

Hong Kong, 9th August, 2001

CHEVALIER iTECH HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31ST MARCH, 2001

RESULTS

The Directors of Chevalier iTech Holdings Limited ("the Company") are pleased to announce that the audited consolidated results of the Company and its subsidiaries ("the Group") for the year ended 31st March, 2001, together with the comparative figures for the previous year, are summarized as follows:

	Notes	2001 *HK$'000*	2000 *HK$'000*
Turnover	*1*	1,054,753	1,182,301
Cost of sales		(892,179)	(1,001,652)
Gross profit		162,574	180,649
Other revenue		19,128	18,206
Distribution costs		(143,751)	(150,412)
Administrative expenses		(11,268)	(15,691)
Other operating expenses		(14,138)	(2,409)
Profit from operations	2	12,545	30,343
Finance costs		(1,402)	(372)
Operating profit of the Group		11,143	29,971
Share of results of associates		5,109	4,030
Profit before taxation		16,252	34,001
Taxation	3	(8,491)	(8,391)
Net profit for the year		7,761	25,610
Dividends	4	17,137	34,352
Earnings per share	5		
Basic		0.91 cent	3.1 cents
Diluted		0.90 cent	3.0 cents

Notes:

1. **TURNOVER AND CONTRIBUTION**

An analysis of the Group's turnover and contribution to operating profit by business segments and geographical segments are as follows:

	Turnover 2001 *HK$'000*	Turnover 2000 *HK$'000*	Contribution to operating profit 2001 *HK$'000*	Contribution to operating profit 2000 *HK$'000*
(a) By business segments				
Sale of computer equipment	380,607	394,941	3,845	8,301
Sale of telecommunication systems and services	267,439	338,343	18,530	16,642
Sale of office equipment	155,510	174,241	4,794	6,066
IT and network solution services	85,517	77,049	(7,227)	2,741
Technical and maintenance services	59,069	64,480	8,145	8,858
Paging services	32,690	41,937	(986)	(5,346)
Trading of household products	30,401	9,915	(7,861)	(4,316)
Others	43,520	31,395	(8,097)	(2,975)
	1,054,753	1,182,301	11,143	29,971

	Turnover 2001 *HK$'000*	Turnover 2000 *HK$'000*	Contribution to operating profit 2001 *HK$'000*	Contribution to operating profit 2000 *HK$'000*
(b) By geographical segments				
Hong Kong	720,522	838,006	9,252	28,255
Other regions of the People's Republic of China	179,978	122,878	(6,000)	(10,025)
Thailand	141,433	145,315	8,914	13,176
Others	12,820	26,102	(1,023)	(1,435)
	1,054,753	1,182,301	11,143	29,971

2. **PROFIT FROM OPERATIONS**

	2001 *HK$'000*	2000 *HK$'000*
Profit from operations is arrived at after charging:		
Depreciation on property, plant and equipment	10,996	10,776
Operating lease payments in respect of renting of premises	41,736	49,075
Staff costs, including directors' emoluments	144,811	150,495

3. **TAXATION**

	2001 *HK$'000*	2000 *HK$'000*
Current taxation		
Company and subsidiaries		
Hong Kong	4,924	7,029
Overseas	3,132	1,666
Associates		
Hong Kong	615	611
Deferred taxation		
Company and subsidiaries		
Hong Kong	(180)	(915)
	8,491	8,391

Provision for Hong Kong profits tax is calculated at the rate of 16% (2000: 16%) on the estimated assessable profits less available tax relief for losses brought forward of each individual company comprising the Group.

Provision for overseas taxation is calculated based on the applicable local legislation on the estimated assessable profits.

4. **DIVIDENDS**

	2001 *HK$'000*	2000 *HK$'000*
Interim dividend paid HK$0.01 per share on 856,779,352 shares (2000: HK$0.01 per share on 849,561,558 shares)	8,568	8,496
Final dividend proposed HK$0.01 per share on856,779,352 shares (2000: HK$0.03 per share on 854,449,558 shares)	8,568	25,633
Amounts paid for prior year's final dividend on additional shares issued upon exercise of options	1	223
	17,137	34,352

Dividend payable will be increased by approximately HK$581,000 if all grantees of share options should exercise their rights to subscribe for shares before the closing of register of members for the current year's final dividend.

5. **EARNINGS PER SHARE**

Basic earnings per share is calculated based on the earnings for the year of HK$7,761,000 (2000: HK$25,610,000) and on the weighted average number of ordinary shares issued of 855,411,857 (2000: 836,674,490).

The diluted earnings per share for the year was computed as follows:

	2001 *HK$'000*	2000 *HK$'000*
Earnings for the purposes of calculating diluted earnings per share	7,761	25,610
Weighted average number of ordinary shares for the purpose of basic earnings per share	855,411,857	836,674,490
Effect of dilutive potential ordinary shares:		
Share options	7,269,737	21,500,696
Weighted average number of ordinary shares for the purpose of diluted earnings per share	862,681,594	858,175,186

6. Certain comparative figures have been reclassified to conform with the current year's presentation.

DIVIDEND

The Board of Directors recommends the payment of a final dividend of HK1 cent (2000: HK3 cents) per share payable to shareholders whose names appear on the Register of Members of the Company on Friday, 21st September, 2001. This, together with the interim dividend of HK1 cent (2000: HK1 cent) per share paid during the year, represents a dividend distribution of HK2 cents (2000: HK4 cents) per share for the year ended 31st March, 2001. Subject to the approval of shareholders at the forthcoming Annual General Meeting, the dividend warrants will be despatched on or about Friday, 5th October, 2001.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Monday, 17th September, 2001 to Friday, 21st September, 2001, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited of 5/F., Wing On Centre, 111 Connaught Road Central, Hong Kong for registration not later than 4:00 p.m. on Friday, 14th September, 2001.

OVERVIEW

The Group's turnover for the year ended 31st March, 2001 was HK$1,055 million, representing a drop of 10.74% compared to HK$1,182 million last year. Even though Hong Kong recorded a sharp rebound in 2000, such rapid pace of expansion was mainly underpinned by the export sector. The domestic situation, however, was relatively less buoyant and new business opportunities have become less. The Group's results during the year were affected by the continued reductions in capital spending of the small and medium enterprises and the sluggish local economy. Profit attributable to shareholders for the year reduced significantly by 70% from HK$25.6 million to HK$7.76 million. Earnings per share decreased to HK0.91 cent.

REVIEW OF OPERATIONS

During the year, the computer market was adversely affected by rapid changes in technology and global production capacity. The market, as a result, has been flooded with new products and keen competition arises. The burst of the technology bubble in the second quarter of last year has further put a damper on the market demand. With both the external and domestic demand showing signs of slowdown in 2001, such situation will not be improved in the near future. The Group's business in the sale of office equipment also plunged in both turnover and contribution during the year.

The development of information technology and the improved quality of telecommunication products and services further stimulate the telecommunication market. Performance of the Telecommunication Service Division was encouraging during the year under review and revenue generated from the mobile phone retail business and related valued-added services continued to grow. Currently, the Group operates a total of 19 Chevalier Shops and 28 franchise shops. However, the market will become more difficult because of the slowdown in domestic demand and delay in the introduction of new technology.

The overall performance of Q-Mart Shops was satisfactory despite losses still incurred due to the write-offs of the initial setup costs and depreciation charges. With the implementation of stringent cost control and the provision of wide range of high quality household products, it is anticipated that results will be improved in the coming year. Currently, the Group operates a total of 14 Q-Mart Shops in various locations.

In order to provide one-stop IT solutions and services to our customers, a new company named Chevalier (Network Solutions) Limited was established in mid-2000. The company will provide total network solutions and services including backbone networking, server/software applications, LAN/WAN solutions, PABX, peripheral equipment and security management. During the year, a major contract includes the fibre network and telephone system installation and maintenance was awarded by Television Broadcast Limited with a contract value of approximately HK$20 million.

During the year, the Internet Division has discontinued the Internet dial-up services and has shifted its focus to broadband services, VPN connectivity and IP security to corporate users.

Contribution from the after-sales services division has been affected by the slowdown of economy. Although the contribution of this division has contracted, it remains to be one of the major sources of income of the Group. In order to broaden our customer base, the Group is committed to strengthen the technical and maintenance teams in every respect so as to provide quality and efficient service to the customers.

In the financial year under review, excluding the provision of exchange loss on the fluctuation of Thai currency of HK$9 million, the Group's business in Thailand continued to maintain a stable growth. In September last year, Chevalier iTech Thai Limited (formerly known as Chevalier OA (Thailand) Limited) received two awards namely the "Outstanding Solution Sales" and "Best Report Award (Outstanding Analysis)" in marketing of office equipment in Thailand. Recently, the Thailand operation has undergone corporate restructuring so as to streamline the Group's financial resources in Thailand and strengthen its capital base.

SUBSEQUENT EVENT

Subsequent to the year ended 31st March, 2001, the Group disposed of all our interest in the paging services. The net proceeds were used to finance the general working capital.

FINANCIAL REVIEW

As at 31st March, 2001, the Group's total net asset amounted to approximately HK$410,337,000 (2000: HK$410,473,000), a decrease of HK$0.14 million or 0.03% when compared with 2000.

Total debt to equity ratio was 0.44% (2000: 0.03%) and net debt to equity ratio was 0% (2000: 0%), which are expressed as a percentage of bank and other borrowings, and net borrowings respectively, over the total net asset of HK$410,337,000 (2000: HK$410,473,000).

At the balance sheet date, the Group's bank and other borrowings amounted to HK$1,812,000 (2000: HK$145,000). Cash and deposit at bank amounted to HK$234,260,000 (2000: HK$255,695,000) and net borrowings amounted to HK$0 (2000: HK$0).

PROSPECTS

Despite the aggressive easing move by the US Federal Reserve, by cutting interest rates of 275 basis points since the beginning of 2001, the economy of Hong Kong remains slow due to the deterioration in export growth and weak consumer spending. The outlook for 2001 shows little signs of improvement as the economic growth in those industrial countries is weakening. The market situation of the Group's business for the current year remains difficult.

However, the negative impact may gradually be offset by the long-term benefit to Hong Kong when the volume of trade between the Mainland and other industrial countries is likely to grow at a faster pace as trade barriers will gradually be dismantled on the forthcoming entry to World Trade Organisation. Therefore, the Group has strategically expanded its network in the Mainland and strengthened its linkage with both suppliers and customers. In addition, the Group has rationalised the existing business by reducing the losses incurred by those loss-making divisions and investment. With solid financial position, the Group will maintain a prudent approach in capturing potential investments and business opportunities in East Asia markets.

AUDIT COMMITTEE

The Audit Committee, which was established pursuant to the requirements of the Rules Governing the Listing of Securities ("the Listing Rules") on The Stock Exchange of Hong Kong Limited ("the Stock Exchange"), comprising two Independent Non-Executive Directors, met twice in the year. During the meetings, the Committee reviewed the Connected Transactions, interim and annual reports of the Group and discussed with management the auditing, internal controls and financial reporting matters.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the year.

CODE OF BEST PRACTICE

In the opinion of the Directors, the Company has complied throughout the year with the guidelines for the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

PUBLICATION OF FURTHER INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

All the financial and other related information of the Company required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website at http://www.hkex.com.hk in due course.

SHAREHOLDERS AND STAFF

On behalf of the Board, I would like to take this opportunity to extend our gratitude to our shareholders for their support and to our staff for their dedication and contribution over the past year.

By Order of the Board
CHOW Yei Ching
Chairman

Hong Kong, 10th July, 2001

websites: http://www.chevalier-itech.com
http://www.irasia.com/listco/hk/chevalieritech

Hong Kong iMail
Tuesday, May 15, 2001



CHEVALIER iTECH HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

The Board of Directors of Chevalier iTech Holdings Limited ("the Company") is pleased to announce that Mr. Shinichi YONEHARA was appointed as an independent non-executive director of the Company on 15th May, 2001.

By Order of the Board
Chow Yei Ching
Chairman

Hong Kong, 15th May, 2001

Hong Kong iMail
Thursday, February 22, 2001



CHEVALIER iTECH HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

DECEASE OF DIRECTOR

It is with deep regret that the Board of Directors of Chevalier iTech Holdings Limited (the "Company") announces that Dr. Chao Sze Bang, Frank, an Independent Non-Executive Director of the Company, had passed away on 17th February, 2001.

The Board of Directors expresses its deep condolences to Dr. Chao's family.

By Order of the Board
Chevalier iTech Holdings Limited
Chow Yei Ching
Chairman

Hong Kong, 21st February, 2001

CHEVALIER iTECH HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

INTERIM RESULTS

For the six months ended 30th September, 2000

CONDENSED CONSOLIDATED INCOME STATEMENT
For the six months ended 30th September, 2000

	Note	Unaudited Six months ended 30th September, 2000 HK$'000	1999 HK$'000
Turnover	2	577,776	551,093
Cost of sales		(495,045)	(452,068)
Gross profit		82,731	99,025
Other revenue		9,499	9,170
Distribution costs		(72,726)	(75,538)
Administrative expenses		(5,573)	(5,196)
Other operating expenses		(4,165)	(5,630)
Profit from operations	3	9,766	21,831
Finance costs		(792)	(100)
Share of results of associates		3,008	1,333
Profit before taxation		11,982	23,064
Taxation	4	(4,618)	(4,348)
Net profit for the period		7,364	18,716
Interim divided	5	8,545	8,358
Earnings per share	6		
Basic		0.86 cents	2.3 cents
Diluted		0.85 cents	2.2 cents
Interim dividend per share		1 cent	1 cent

CONDENSED CONSOLIDATED BALANCE SHEET
As at 30th September, 2000

	Note	Unaudited 30th September, 2000 HK$'000	Audited 31st March, 2000 HK$'000
Non-current assets			
Investment properties		6,320	6,320
Property, plant and equipment	7	45,784	45,079
Interest in associates		12,898	10,265
		65,002	61,664
Current assets			
Inventories		116,950	112,636
Properties for sale		1,135	1,135
Debtors, deposits and prepayments	8	156,329	147,310
Amount due from customers for contract work		–	688
Tax prepaid		785	2,923
Other short-term unlisted investments		24,788	38,364
Investments in securities		13,617	14,982
Cash and bank balances		249,160	255,695
		562,764	573,733
Current liabilities			
Creditors, deposits and accruals	9	143,939	152,113
Amount due to ultimate holding company		5,133	4,765
Amounts due to customers for contract work		29	79
Bills and trust receipts payable		3,248	7,546
Deferred income		24,083	31,685
Provision for taxation		5,377	2,958
Dividend payable		25,683	25,633
Proposed dividend		8,545	–
Unsecured bank overdrafts		2,786	145
		218,823	224,924
Net current assets		343,941	348,809
Non-current liabilities			
Deferred taxation		180	180
Minority interests		205	227
		408,558	410,066

Capital and reserves

5. Interim dividend

	Six months ended 30th September, 2000 HK$'000	1999 HK$'000
Interim dividend HK$0.01 per share on 854,469,558 shares (1999: HK$0.01 per share on 835,753,558 shares)	8,545	8,358

6. Earnings per share

Basic earnings per share is calculated based on the earnings for the period of HK$7,364,000 (1999: HK$18,716,000) and on the weighted average number of ordinary shares issued of 854,468,465 (1999: 829,440,662).

The diluted earnings per share for the period was computed as follows:

	HK$'000
Earnings for the purposes of calculating diluted earnings per share	7,364
Weighted average number of ordinary shares for the purpose of basic earnings per share	854,468,465
Effect of dilutive potential ordinary shares:	
Share options	11,925,604
Weighted average number of ordinary shares for the purpose of diluted earnings per share	866,394,069

7. Property, plant and equipment

For the six months ended 30th September, 2000, the Group acquired property, plant and equipment of HK$8.58 million and disposed of property, plant and equipment of HK$2.8 million.

8. Debtors, deposits and prepayments

The Group normally allows an average credit period of 60 days to its trade customers.
The age analysis of trade debtors is as follows:

	As at 30th September, 2000 HK$'000	As at 31st March, 2000 HK$'000
0 – 60 days	107,469	87,251
61 – 90 days	5,192	3,201
Over 90 days	9,428	10,850
Total	122,089	101,302

9. Creditors, deposits and accruals

The age analysis of trade creditors is as follows:

	As at 30th September, 2000 HK$'000	As at 31st March, 2000 HK$'000
0 – 60 days	108,130	115,623
61 – 90 days	1,734	2,462
Over 90 days	2,417	1,437
Total	112,281	119,522

10. Share capital

	Number of ordinary shares of HK$0.1 each '000	Nominal value HK$'000
Issued and fully paid:		
Balance at 31st March, 2000	854,450	85,445
Issue of shares	20	2
Balance at 30th September, 2000	854,470	85,447

11. Reserves

	Share premium HK$'000	Capital reserve HK$'000	Capital redemption reserve HK$'000	Other property revaluation reserve HK$'000	Exchange fluctuation reserves HK$'000	Retained profits HK$'000	Total HK$'000
Balance at 1st April, 2000	222,599	18,231	14	25	589	83,163	324,621
Issue of new shares	6	–	–	–	–	–	6
Exchange difference on translation of financial statement of foreign subsidiaries	–	–	–	–	(335)	–	(335)
Net profit for the period	–	–	–	–	–	7,364	7,364
Dividends	–	–	–	–	–	(8,545)	(8,545)
Balance at 30th September, 2000	222,605	18,231	14	25	254	81,982	323,111

INTERIM DIVIDEND

The Board of Directors has resolved to declare an interim dividend of HK1 cent (1999: HK1 cent) per share for the six months ended 30th September, 2000, payable on Thursday, 1st February, 2001 to shareholders whose names appear on the Register of Members of the Company on Friday, 19th January, 2001.

CLOSURE OF THE REGISTER OF MEMBERS

	Note	2000	2000 (prior)
Cash and bank balances		249,160	255,695
		562,764	573,733
Current liabilities			
Creditors, deposits and accruals	9	143,939	152,113
Amount due to ultimate holding company		5,133	4,765
Amounts due to customers for contract work		29	79
Bills and trust receipts payable		3,248	7,546
Deferred income		24,083	31,685
Provision for taxation		5,377	2,958
Dividend payable		25,683	25,633
Proposed dividend		8,545	–
Unsecured bank overdrafts		2,786	145
		218,823	224,924
Net current assets		343,941	348,809
Non-current liabilities			
Deferred taxation		180	180
Minority interests		205	227
		408,558	410,066
Capital and reserves			
Share capital	10	85,447	85,445
Reserves	11	323,111	324,621
		408,558	410,066

NOTES TO CONDENSED FINANCIAL STATEMENTS
For the six months ended 30th September, 2000

1. **Significant accounting policies**
The condensed financial statements has been prepared on a basis consistent with the principal accounting policies as stated in the financial statements for the year ended 31st March, 2000 included in the annual report of the Company for the year 2000 and in accordance with Statement of Standard Accounting Practice No. 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants ("SSAP 25"), except that comparative figures are not presented for the cash flow statement and the statement of recognised gains and losses, being the first cash flow statement and the first statement of recognised gains and losses to be included in the interim financial report relating to accounting period ended on or after 1st July, 2000. Such departures from SSAP 25 are permitted under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

2. **Segment information**
An analysis of the Group's turnover and contribution to operating profit by business segments and geographical segments are as follows:

(a) *By business segments*

	Turnover 2000 HK$'000	Turnover 1999 HK$'000	Contribution to operating profit after finance costs 2000 HK$'000	Contribution to operating profit after finance costs 1999 HK$'000
	Six months ended 30th September,			
Computer equipment	219,904	169,648	6,126	5,811
Telecommunication systems and services	161,714	201,876	9,261	(532)
Office equipment	64,317	67,185	(2,962)	1,448
IT and network solution	40,204	40,160	(1,999)	1,066
Technical and maintenance services	48,276	55,807	8,638	9,472
Trading of household products	10,786	1,303	(4,127)	(999)
Others	32,575	15,114	(5,963)	5,465
	577,776	551,093	8,974	21,731

(b) *By geographical segments*

	Turnover 2000 HK$'000	Turnover 1999 HK$'000	Contribution to operating profit after finance costs 2000 HK$'000	Contribution to operating profit after finance costs 1999 HK$'000
	Six months ended 30th September,			
Hong Kong	401,216	422,555	9,341	28,166
The People's Republic of China	83,475	50,565	(4,023)	(7,924)
Thailand	86,486	62,984	4,602	1,397
Others	6,599	14,989	(946)	92
	577,776	551,093	8,974	21,731

3. **Profit from operations**

	Six months ended 30th September, 2000 HK$'000	1999 HK$'000
Profit from operation is arrived at after charging/(crediting)		
Cost of stock sold	401,314	371,746
Depreciation on property, plant and equipment	6,237	4,981
Net realised loss (gain) and unrealised holding loss (gain) on trading securities	3,192	(968)

4. **Taxation**

	Six months ended 30th September, 2000 HK$'000	1999 HK$'000
Current taxation		
Company and subsidiaries		
Hong Kong	3,296	4,122
Overseas	841	13
	4,137	4,135
Current taxation		
Associate		
Hong Kong	481	213
	4,618	4,348

Provision for Hong Kong profits tax is calculated at the rate of 16% (1999: 16%) on the estimated assessable profits less available tax relief for losses brought forward of each individual company.
Provision for overseas taxation is calculated based on the applicable local legislation on the estimated assessable profits.

	Balance at 30th September, 2000		854,470	85,447

11. **Reserves**

	Share premium HK$'000	Capital reserve HK$'000	Capital redemption reserve HK$'000	Other property revaluation reserve HK$'000	Exchange fluctuation reserves HK$'000	Retained profits HK$'000	Total HK$'000
Balance at 1st April, 2000	222,599	18,231	14	25	589	83,163	324,621
Issue of new shares	6	–	–	–	–	–	6
Exchange difference on translation of financial statement of foreign subsidiaries	–	–	–	–	(335)	–	(335)
Net profit for the period	–	–	–	–	–	7,364	7,364
Dividends	–	–	–	–	–	(8,545)	(8,545)
Balance at 30th September, 2000	222,605	18,231	14	25	254	81,982	323,111

INTERIM DIVIDEND
The Board of Directors has resolved to declare an interim dividend of HK1 cent (1999: HK1 cent) per share for the six months ended 30th September, 2000, payable on Thursday, 1st February, 2001 to shareholders whose names appear on the Register of Members of the Company on Friday, 19th January, 2001.

CLOSURE OF THE REGISTER OF MEMBERS
The Register of Members of the Company will be closed from Monday, 15th January, 2001 to Friday, 19th January, 2001, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the above interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited of 5/F, Wing On Centre, 111 Connaught Road Central, Hong Kong for registration not later than 4:00 p.m. on Friday, 12th January, 2001.

BUSINESS REVIEW
During the six months ended 30th September, 2000, the Group recorded an unaudited consolidated turnover of HK$578 million, representing an increase of 5% over the corresponding period last year. However, the performance of the Group was adversely affected by the difficult situation faced by the small and medium-sized enterprises, keen competition in equipment sales and service, and increase in investment in retail business and network solution sector. Profit attributable to shareholders decreased to HK$7.4 million. Diluted earnings per share was HK0.85 cent.

During the period under review, sale of computer equipment increased substantially as a result of successful marketing strategies and the widespread use of information technology in Hong Kong. The profit margin, nevertheless, was influenced by severe competition and short product life cycle. Although the market conditions have become extremely difficult, the Group will continue its strategy of promoting new products at attractive prices and assisting customers to keep pace with the new technology by providing them with value-added services such as consultation and provision of comprehensive maintenance.

The performance of telecommunication systems and services division has improved despite the difficult market condition. The mobile phone retail chain recorded improved results as the income on the sale of mobile phones and related services increased.

The sale of office equipment was greatly affected by keen competition and cautious spending by customers especially those small and medium-sized enterprises. Although the situation is hard, the Group will continue to look for new products and provide high quality after-sales services in satisfying needs of customers.

Severe competition and set-up costs have affected the operating results of our information technology and network solution division. Although they have impact on our short-term bottom line, the Group is committed to develop in this fast-growing area. The market conditions will be assessed from time to time and additional resources will be allocated in order to cope with the environment.

The performance of the after-sales services continues to be affected by the slowdown of business of, in particular, small and medium-sized enterprises. In order to broaden our customer base, the Group will continue to strengthen our technical and maintenance teams so as to provide one-stop quality service to customers.

During the period, the Group continues its investment plan in the Q-Mart retail chain, even though the amortization of investment has greatly affected its operating results. Management believes that the Group will benefit from such business as household products market can survive during the slow period and will prosper when solid recovery comes and drives consumer spending further. In the meantime, the Group has cautiously relocated certain Q-Mart shops at the strategic locations and expands the chain gradually.

Both turnover and operating profit in Thailand improve substantially during the period under review. Similar to the situation in Hong Kong, the performance of office equipment division in Thailand was unsatisfactory due to intense competition. However, computer and telecommunication systems and services business continued to achieve a significant growth.

FINANCIAL REVIEW
As at 30th September, 2000, the total credit facilities available to the Group amounted to HK$187 million, and the undrawn balance stood at HK$137 million. Cash available to the Group at 30th September, 2000 amounted to HK$249 million.

PROSPECTS
In the near future, the performance of our core businesses will, to a great extent, be affected by difficult situation faced by the small and medium-sized enterprises and keen competition especially in the technology sector. However, the enormous improvement in domestic GDP growth and the Mainland's imminent entry into the World Trade Organization will definitely be beneficial to the long-term prospects of the domestic market. The Group will continue to concentrate in its core business on one hand and explore investment opportunities especially in IT business and services on the other.

The HKSAR Government has committed to developing Hong Kong into a pre-eminent e-commence hub in the Asia Pacific region. The Group believes that e-commerce and related business will be the major area to develop and, therefore, will focus on e-security and network solutions arising from the mobile e-commerce and internet.

AUDIT COMMITTEE
The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal controls and financial reporting matters including a review of the Interim Accounts.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES
There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the six months ended 30th September, 2000.

CODE OF BEST PRACTICE
None of the directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the six months ended 30th September, 2000, in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

I would like to take this opportunity to express my gratitude, at the difficult time, to my fellow Directors and all the Group's staff for their loyalty, dedication and hard work over the past period.

By order of the Board
CHOW Yei Ching
Chairman

Hong Kong, 18th December, 2000

Hong Kong iMail
Tuesday, August 29, 2000

CHEVALIER iTECH HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of the Company will be held at 22/F., Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Friday, 22nd September, 2000 at 10:30 a.m. for the following purposes:

As Ordinary Business

1. To receive and consider the audited financial statements and the Reports of the Directors and Auditors for the year ended 31st March, 2000.
2. To declare a final dividend.
3. To re-elect retiring Directors and authorize the Board of Directors to fix their remuneration.
4. To re-appoint Auditors and authorize the Board of Directors to fix their remuneration.

And As Special Business, to consider and, if thought fit, pass with or without modification the following resolutions as Ordinary Resolutions:

5. "THAT:

(a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements, warrants and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorize the Directors of the Company during the Relevant Period to make or grant offers, agreements, warrants and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) the exercise of rights of subscription or conversion under the terms of any warrant or other securities issued by the Company carrying a right to subscribe for shares of the Company or (iii) the exercise of subscription rights under any share option scheme of the Company or (iv) an issue of shares as scrip dividends pursuant to the Bye-laws of the Company from time to time, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution and the Resolution 6:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-laws of the Company or any applicable law of Bermuda to be held; and

(iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in General Meeting.

"Rights Issue" means the allotment, issue or grant of shares pursuant to an offer (open for a period fixed by the Directors of the Company) made to shareholders or any class thereof on the Register of Members of the Company on a fixed record date pro rata to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements of having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

6. "THAT:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as defined in Resolution 5(d) above) all powers of the Company to repurchase its shares in the capital of the Company, subject to and in accordance with all applicable laws and requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved; and

(b) the aggregate nominal amount of shares to be purchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company on the date of this Resolution and the authority pursuant to paragraph (a) above shall be limited accordingly."

7. "THAT the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to Ordinary Resolution set out in Resolution 5 be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted pursuant to such general mandate the aggregate nominal amount of share in the capital of the Company, repurchased by the Company under the authority granted pursuant to Ordinary Resolution set out in Resolution 6, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company at the date of this Resolution."

By Order of the Board
KAN Ka Hon
Company Secretary

Hong Kong, 28th August, 2000

Notes:

(a) A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, in the event of a poll, to vote in his stead. A proxy need not be a member of the Company.

(b) In order to be valid, a form of proxy, together with the power of attorney or other authority (if any), must be deposited at the Company's Branch Share Registrars in Hong Kong, STANDARD REGISTRARS LIMITED of 5/F., Wing On Centre, 111 Connaught Road Central, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting.

(c) The Register of Members of the Company will be closed from Thursday, 14th September, 2000 to Wednesday 20th September, 2000, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, STANDARD REGISTRARS LIMITED not later than 4:00 p.m. on Tuesday, 12th September, 2000.



CHEVALIER iTECH HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

The Board of Directors ("the Board") of Chevalier iTech Holdings Limited ("the Company") announces that Mr. Chen Dagang resigned as a non-executive director of the Company on 18th August, 2000. The Board would like to express its appreciation to Mr. Chen for his invaluable contribution to the Company over the past year.

The Board is also pleased to announce that Mr. Huang Sheng Lan was appointed non-executive director of the Company on 18th August, 2000.

By Order of the Board
KAN Ka Hon
Company Secretary

Hong Kong, 18th August, 2000



CHEVALIER iTECH HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31ST MARCH, 2000

HIGHLIGHTS

- Turnover achieved a mild increase of 8%
- Net profit for the year was HK$26 million
- With the provision of value-added services and system integration solution to the customers, it will bring about the growth of the Group's business
- Internet Division has started to develop Application Service Provider business and data centre so as to maintain market share
- Computer and telecommunication businesses in Thailand have rebounded remarkably

RESULTS

The Directors of Chevalier iTech Holdings Limited ("the Company") are pleased to announce that the audited consolidated results of the Company and its subsidiaries ("the Group") for the year ended 31st March, 2000, together with the comparative figures for the previous year, are summarized as follows:

	Note	2000 *HK$'000*	1999 *HK$'000*
Turnover		1,182,301	1,092,970
Cost of sales		(1,001,652)	(872,547)
Gross profit		180,649	220,423
Other revenue		18,206	13,700
Distribution costs		(150,412)	(175,523)
Administrative expenses		(15,691)	(14,237)
Other operating expenses		(2,409)	(5,817)
Profit from operations		30,343	38,546
Finance costs		(372)	(778)
Share of result of an associate		4,030	1,773
Profit before taxation		34,001	39,541
Taxation	1	(8,391)	(5,469)
Net profit for the year		25,610	34,072
Dividends	2	34,352	33,123
Earnings per share	3		
Basic		3.1 cents	4.1 cents
Diluted		3.0 cents	N/A

Notes:

1. Hong Kong profits tax has been provided for at the rate of 16% (1999: 16%) on the estimated assessable profits for the year. Provision for overseas taxation is calculated based on the applicable local legislation on the estimated assessable profits of the individual company concerned.

   Provision for taxation:

	2000 *HK$'000*	1999 *HK$'000*
Current taxation		
The Company and subsidiaries		
Hong Kong	7,029	5,205
Overseas	1,666	19
Deferred taxation		
The Company and subsidiaries		
Hong Kong	(915)	-
	7,780	5,224
Current taxation		
Associate		
Hong Kong	611	245
	8,391	5,469

2. Dividends:

	2000 *HK$'000*	1999 *HK$'000*
Interim dividend paid HK1 cent (1999: HK1 cent) per share	8,496	8,281
Proposed final dividend of HK3 cents (1999: HK3 cents) per share	25,633	24,842
Additional dividend on shares allotted subsequent to 31st March, 1999 but before the closing of the members' register	223	-
	34,352	33,123

   The amount of final dividend payable for the year ended 31st March, 2000 has been calculated on the assumption that no option holders under the Share Option Scheme which was approved and adopted in 1991 for the benefit of full-time employees of the Group will subscribe for shares prior to the closure of the Register of Members for payment of final dividend. The final dividend payable will increase by approximately HK$1,744,380 if all the option holders exercise their rights to subscribe for shares before the closing of the Register of Members for the current year's final dividend.

3. Earnings per share:

   (a) Basic
   The calculation of earnings per share is based on the net profit for the year of HK$25,610,000 (1999: HK$34,072,000) and on the weighted average number of ordinary shares of 836,674,490 (1999: 828,100,462) in issue during the year.

   (b) Diluted
   The diluted earnings per share for the year is computed as follows:

	Year ended 31st March, 2000 *HK$'000*
Earnings for the purpose of calculating basic and diluted earnings per share	*25,610*
Weighted average number of ordinary shares for the purpose of calculating basic earnings per share	836,674,490
Weighted average number of dilutive potential ordinary shares issuable under the Company's share option scheme	21,500,696
Weighted average number of ordinary shares for the purpose of calculating diluted earnings per share	858,175,186

4. Certain comparative figures have been reclassified to conform with the current year's presentation.

DIVIDEND

The Board of Directors recommends the payment of a final dividend of HK3 cents (1999: HK3 cents) per share payable to shareholders whose names appear on the Register of Members of the Company on Wednesday, 20th September, 2000. This, together with the interim dividend of HK1 cent (1999: HK1 cent) per share paid during the year, represents a dividend distribution of HK4 cents (1999: HK4 cents) per share for the year ended 31st March, 2000.

Subject to the approval of shareholders at the forthcoming Annual General Meeting, the dividend warrants will be paid on or about Thursday, 2nd November, 2000 in cash, with shareholders being given the option to receive shares of HK$0.1 each ("New Shares") in the Company in lieu of cash in respect of part or all of such dividend ("Scrip Dividend Scheme"). The number of New Shares will be calculated on the basis of the average of the closing prices per share of the Company on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") for the five consecutive trading days from Thursday, 14th September, 2000 to Wednesday, 20th September, 2000, less a discount of 5%. A circular giving full details of the Scrip Dividend Scheme and a form of election will be sent to shareholders on or around Wednesday, 4th October, 2000. The Scrip Dividend Scheme is conditional upon the Stock Exchange granting the listing of and permission to deal in the New Shares to be issued.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Thursday, 14th September, 2000 to Wednesday, 20th September, 2000, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited of 5/F., Wing On Centre, 111 Connaught Road Central, Hong Kong for registration not later than 4:00 p.m. on Tuesday, 12th September, 2000.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the year.

YEAR 2000 ISSUE

The Group has made a successful transition to the year 2000. All Year 2000 compliance activities were completed as scheduled and all of the Group's electronic systems have been fully Year 2000 compliant.

I would like to take this opportunity to express my gratitude, at the difficult time, to my fellow Directors and all the Group's staff for their loyalty, dedication and hard work over the past year.

By Order of the Board
CHOW Yei Ching
Chairman

HONG KONG STANDARD WEDNESDAY 10 MAY 2000



CHEVALIER iTECH HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

The Board of Directors of Chevalier iTech Holdings Limited ("the Company") is pleased to announce that Mr. Yi Zhenqiu was appointed as a non-executive director of the Company on 9th May, 2000.

By Order of the Board
KAN Ka Hon
Company Secretary

Hong Kong, 9th May, 2000

HONG KONG STANDARD

TUESDAY 21 MARCH 2000



CHEVALIER iTECH HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

The Board of Directors ("the Board") of Chevalier iTech Holdings Limited ("the Company") announces that Mr. Wong Lit Chor, Alexis resigned as a non-executive director of the Company on 17th March, 2000. The Board would like to express its appreciation to Mr. Wong for his invaluable contribution to the Company over the past years.

By Order of the Board
KAN Ka Hon
Company Secretary

Hong Kong, 20th March, 2000



CHEVALIER iTECH HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

This announcement is made in response to the recent fluctuations in the price and volume of the shares of the Company.

Reference is made to the announcement made by Chevalier iTech Holdings Limited ("the Company") dated 17th February, 2000 ("the Announcement") in relation to the recent fluctuations in the price and volume of the shares of the Company.

The Company announces that as no agreement was reached between the Company and the independent third party in respect of the terms of the telecommunications projects referred to in the Announcement, the parties have agreed not to proceed with the discussion further. **Shareholders of the Company and investors should exercise caution in dealing with the shares of the Company.**

We also confirm that apart from the above, there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price sensitive nature.

Made by the order of the Board of the Company, the Directors of which individually and jointly accept responsibility for the accuracy of this statement.

By order of the Board
FUNG Pak Kwan
Managing Director

Hong Kong, 24th February, 2000

HONG KONG STANDARD FRIDAY FEBRUARY 25 2000



CHEVALIER iTECH HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

This announcement is made in response to the recent increase in the price and volume of the shares of the Company.

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

The Directors have noted the recent increase in the price and volume of the shares of the Company and wish to state that the Company has commenced preliminary discussion with independent third parties since 16th February, 2000 in relation to a telecommunications project. Such discussion is only at a preliminary stage and no agreements on terms and conditions of the investment, including the nature, price and structure, have been made or finalized. **Shareholders of the Company and investors should be aware that the investment may or may not proceed and should exercise caution in dealing with the shares of the Company.**

We also confirm that apart from the above, there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price sensitive nature.

Made by the order of the Board of the Company, the Directors of which individually and jointly accept responsibility for the accuracy of this statement.

By order of the Board
FUNG Pak Kwan
Managing Director

Hong Kong, 17th February, 2000

HONG KONG STANDARD MONDAY 3 JANUARY 2000



CHEVALIER iTECH HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

The Board of Directors ("the Board") of Chevalier iTech Holdings Limited ("the Company") announces that Mr. Tang Xueyi resigned as a non-executive director of the Company on 31st December, 1999. The Board would like to express its appreciation to Mr. Tang for his invaluable contribution to the Company over the past years.

The Board is also pleased to announce that Mr. Chen Dagang was appointed non-executive director of the Company on 31st December, 1999.

By Order of the Board
CHOW Yei Ching
Chairman

Hong Kong, 31st December, 1999



CHEVALIER iTECH HOLDINGS LIMITED

(Formerly known as Chevalier (OA) International Limited)

(Incorporated in Bermuda with limited liability)

INTERIM RESULTS FOR THE SIX MONTHS ENDED 30TH SEPTEMBER, 1999

HIGHLIGHTS

- Turnover increased by 6.6% to HK$564 million
- Operating profit after exceptional item arising from the exchange loss on the fluctuation of Thai currency dropped by 16% to HK$21.7 million
- Operating results affected by keen competition in telecommunications market
- The Group will use its sound cash position and strong technical base to expand its internet and e-commerce business
- Looking for opportunities to form strategic alliances with partners in developing e-commerce business

INTERIM RESULTS

The Directors of Chevalier iTech Holdings Limited ("the Company") are pleased to announce that the unaudited consolidated results of the Company and its subsidiaries ("the Group") for the six months ended 30th September, 1999, together with the comparative figures for the corresponding period in 1998, are summarized as follows:

	Note	For the six months ended 30th September 1999 HK$'000	1998 HK$'000
Turnover		**563,618**	528,608
Operating profit			
Excluding exceptional item		**26,201**	25,905
Exceptional item	1	**(4,470)**	–
		21,731	25,905
Share of results of an associated company		**1,333**	698
Profit before taxation		**23,064**	26,603
Taxation	2		
The Company and subsidiaries			
Hong Kong		**(4,122)**	(6,117)
Overseas		**(13)**	(20)
Associated company			
Hong Kong		**(213)**	(112)
Profit attributable to shareholders		**18,716**	20,354
Interim dividend	3	**8,358**	8,281
Earnings per share	4		
Basic		**2.3 cents**	2.5 cents
Diluted		**2.2 cents**	N/A
Interim dividend per share		**1 cent**	1 cent

Notes:

1. Exceptional item represented exchange loss on the fluctuation of Thai currency.

2. Hong Kong profits tax has been provided for at the rate of 16% (1998: 16%) on the estimated assessable profits for the period. Provision for overseas taxation is calculated based on the applicable local legislation on the estimated assessable profits of the individual company concerned.

3. The amount of interim dividend payable for the period has been calculated on the assumption that no option holders under the Share Option Scheme which was approved and adopted in 1991 for the benefit of full-time employees of the Group will subscribe for shares prior to the closure of the Register of Members for payment of interim dividend. The interim dividend payable will increase by approximately HK$493,000 if all the option holders exercise their rights to subscribe for shares before the closing of the Register of Members for the

4. The calculation of basic and diluted earnings per share is based on the following data:

	Six months ended 30th September 1999 HK$'000	1998 HK$'000
Earnings for the purposes of calculating earnings per share	**18,716**	20,354
	No. of ordinary share	*No. of ordinary share*
Weighted average number of ordinary shares for the purposes of basic earnings per share	**829,440,662**	828,123,241
Effect of dilutive potential ordinary shares: Share options	**14,764,828**	–
Weighted average number of ordinary shares for the purposes of diluted earnings per share	**844,205,490**	828,123,241

INTERIM DIVIDEND

The Board of Directors has resolved to declare an interim dividend of HK1 cent (1998: HK1 cent) per share for the six months ended 30th September, 1999, payable on Friday, 21st January, 2000 to shareholders whose names appear on the Register of Members of the Company on Friday, 14th January, 2000.

CLOSURE OF THE REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Monday, 10th January, 2000 to Friday, 14th January, 2000, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the above interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited of 5/F, Wing On Centre, 111 Connaught Road Central, Hong Kong for registration not later than 4:00 p.m. on Friday, 7th January, 2000.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the six months ended 30th September, 1999.

YEAR 2000 ISSUE

Further to the disclosure of the Group's progress in its annual report dated 3rd August, 1999, we are pleased to announce that the Group has already achieved Year 2000 compliance as at 30th September, 1999.

I would like to take this opportunity to express my gratitude to my fellow directors and to all staff for their dedication and commitment in what has been a difficult period. Their tenacity has enabled us to move ahead despite the harder economic climate.

By order of the Board
CHOW Yei Ching
Chairman

HONG KONG STANDARD WEDNESDAY 13 OCTOBER 1999



CHEVALIER iTECH HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

CHANGE OF COMPANY NAME

The Company name of Chevalier (OA) International Limited 其士（商業系統）國際有限公司* has changed to Chevalier iTech Holdings Limited 其士科技控股有限公司*.

Further to the Company's announcement dated 3rd August, 1999 and the Circular dated 27th August, 1999, the Board of Directors is pleased to announce that a special resolution of the change of the Company name from Chevalier (OA) International Limited to Chevalier iTech Holdings Limited was passed at the Annual General Meeting of the Company held on 23rd September, 1999. The new Chinese name 其士科技控股有限公司 was adopted by the Company for identification purpose only. The Certificate of Incorporation on Change of Name was issued by the Registrar of Companies in Bermuda on 30th September, 1999 and the Certificate of Registration of Change of Name of Oversea Company was received from the Registrar of Companies in Hong Kong on 12th October, 1999.

The change of name will not affect any rights of any shareholders of the Company. All existing share certificates in issue bearing the old name of the Company will continue to be evidence of title to the shares of the Company under the new company name of Chevalier iTech Holdings Limited and will be valid for trading, settlement and delivery for the same number of shares in the new name of the Company. Any new share certificates will be issued in the new name of the Company after the change of name became effective.

By Order of the Board
Chevalier iTech Holdings Limited
FUNG Pak Kwan
Managing Director

Hong Kong, 12th October, 1999

* *for identification purpose only*

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



CHEVALIER (OA) INTERNATIONAL LIMITED

(Incorporated in Bermuda with limited liability)

PROPOSED CHANGE OF NAME

The directors (the "Directors") of Chevalier (OA) International Limited (the "Company") wish to propose to change the existing name of the Company to Chevalier iTech Holdings Limited (其士科技控股有限公司)* (the "Change of Name").

* *For identification purposes only.*

It is proposed that, subject to the conditions set out below, the name of the Company will be changed from Chevalier (OA) International Limited (其士(商業系統)國際有限公司)* to Chevalier iTech Holdings Limited (其士科技控股有限公司)* (the "New Name").

The Directors believe that innovation and technology are the principal means of improving efficiency and productivity, adding value and enhancing competitiveness in the business environment. In view of the potential growth in Internet usage and e-commerce in the coming years, the Company will strengthen its IT-related business comprising e-commerce, voice and data communication and multi-media applications. The Directors consider the Change of Name may reflect the evolving nature of its business and will more clearly identify the existing business operations of the Company.

The principal activity of the Company is investment holding while its subsidiaries are now engaged in the provision of a wide range of voice and data communication equipment and services such as computer systems and equipment, telephone systems, satellite receiving systems, structured cabling systems, internet and paging services. Besides, they are also engaged in the sale and distribution of mobile phones, business machines and relevant after-sales services.

The conditions

The Change of Name will be conditional upon:

(i) The passing of a special resolution by the shareholders of the Company approving the Change of Name at the annual general meeting (the "Annual General Meeting") of the Company to be convened on Thursday, 23rd September, 1999 at 10:15 a.m. at 22/F., Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong; and

(ii) The Registrar of Companies in Bermuda and the Registrar of Companies in Hong Kong approving the Change of Name.

Subject to the conditions being fulfilled, the New Name will be effective on the date of entry of the New Name on the register held by the Registrar of Companies in Bermuda in place of the Company's existing name which is expected to be on or about Friday, 15th October, 1999.

General

The Change of Name will not affect any rights of any shareholders of the Company. The existing share certificates in issue bearing the current name of the Company of Chevalier (OA) International Limited (其士(商業系統)國際有限公司)* will continue to be evidence of title to the shares of the Company under the New Name upon the Change of Name becoming effective and will be valid for trading, settlement and delivery for the same number of shares in the New Name of the Company.

Application will be made by the Company to the Registrar of Companies in Bermuda and the Registrar of Companies in Hong Kong to approve the New Name.

A circular containing further information on the proposed Change of Name together with a notice convening the Annual General Meeting of the Company will be dispatched to shareholders of the Company on or about Friday, 27th August, 1999.

A further announcement will also be made by the Company to inform its shareholders of the outcome of the Annual General Meeting, the effective date of the Change of Name and the arrangement for the trading and dealings in the shares of the Company under the New Name.

By Order of the Board
Chevalier (OA) International Limited
FUNG Pak Kwan
Managing Director

Hong Kong, 3rd August, 1999



CHEVALIER (OA) INTERNATIONAL LIMITED

(Incorporated in Bermuda with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of the Company will be held at 22/F., Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Thursday, 23rd September, 1999 at 10:15 a.m. for the following purposes:

As Ordinary Business

1. To receive and consider the audited financial statements and the Reports of the Directors and Auditors for the year ended 31st March, 1999.
2. To declare a final dividend.
3. To re-elect retiring Directors and authorize the Board of Directors to fix their remuneration.
4. To re-appoint Auditors and authorize the Board of Directors to fix their remuneration.

And As Special Business, to consider and, if thought fit, pass with or without modification the following resolutions as Ordinary Resolutions:

5. "THAT:

(a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements, warrants and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorize the Directors of the Company during the Relevant Period to make or grant offers, agreements, warrants and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) the exercise of rights of subscription or conversion under the terms of any warrant or other securities issued by the Company carrying a right to subscribe for shares of the Company or (iii) the exercise of subscription rights under any share option scheme of the Company or (iv) an issue of shares as scrip dividends pursuant to the Bye-Laws of the Company from time to time, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution and the Resolution 6:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-Laws of the Company or any applicable law of Bermuda to be held; and

(iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in General Meeting.

"Rights Issue" means the allotment, issue or grant of shares pursuant to an offer (open for a period fixed by the Directors date pro rata to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements of having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

6. "THAT:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as defined in Resolution 5(d) above) all powers of the Company to repurchase its shares in the capital of the Company and warrants to subscribe for shares in the capital of the Company, subject to and in accordance with all applicable laws and requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved; and

(b) the aggregate nominal amount of shares to be purchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company on the date of this Resolution and the authority pursuant to paragraph (a) above shall be limited accordingly."

7. "THAT the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to Ordinary Resolution set out in Resolution 5 be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted pursuant to such general mandate the aggregate nominal amount of share in the capital of the Company, repurchased by the Company under the authority granted pursuant to Ordinary Resolution set out in Resolution 6, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company at the date of this Resolution."

8. **As Special Business,** to consider and, if thought fit, pass with or without modification, the following resolution as a Special Resolution:

"THAT the name of the Company be changed to Chevalier iTech Holdings Limited 其士科技控股有限公司* subject to the approval of the Registrar of Companies in Bermuda and Registrar of Companies in Hong Kong."

By Order of the Board
KAN Ka Hon
Company Secretary

Hong Kong, 27th August, 1999

Notes:

(a) A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, in the event of a poll, to vote in his stead. A proxy need not be a member of the Company.

(b) In order to be valid, a form of proxy, together with the power of attorney or other authority (if any), must be deposited at the Company's Branch Share Registrars in Hong Kong, STANDARD REGISTRARS LIMITED of 5/F., Wing On Centre, 111 Connaught Road Central, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting.

(c) The Register of Members of the Company will be closed from Friday, 17th September, 1999 to Thursday, 23rd September, 1999, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, STANDARD REGISTRARS LIMITED not later than 4:00 p.m. on Thursday, 16th September, 1999.



CHEVALIER (OA) INTERNATIONAL LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31ST MARCH, 1999

HIGHLIGHTS

- Turnover decreased by 20%, reflecting the difficult business environment following the Asian financial turmoil
- Profit attributable to shareholders declined from HK$45 million to HK$34 million
- A remarkable turnaround in the Thai operation has been due to the improved business environment and internal management control
- Some divisions recorded less-than-expected contributions, due to fierce market competition
- In view of the significant cash available, the Group is well positioned to further invest in new business
- Further investment in manpower and equipment is planned to expand e-commerce business
- It is proposed to change the Company's name to Chevalier iTech Holdings Limited 其士科技控股有限公司 in order to reflect the evolving nature of its business

RESULTS

The Directors of Chevalier (OA) International Limited ("the Company") announce that the audited consolidated results of the Company and its subsidiaries ("the Group") for the year ended 31st March, 1999, together with the comparative figures for the previous year, are summarized as follows:

	Note	1999 HK$'000	1998 HK$'000
Turnover		1,106,150	1,384,815
Operating profit			
Excluding exceptional items		44,392	86,836
Exceptional items	1	(6,624)	(30,983)
		37,768	55,853
Share of results of an associated company		1,773	1,944
Profit before taxation		39,541	57,797
Taxation	2	(5,469)	(12,579)
Profit attributable to shareholders		34,072	45,218
Dividends	3	33,123	33,147
Earnings per share	4		
Basic		*4.1 cents*	*5.9 cents*
Diluted		N/A	5.9 cents

Notes:

1. Exceptional items:

	1999 HK$'000	1998 HK$'000
Deficit on revaluation of properties	(3,340)	(4,254)
Exchange loss on devaluation of foreign currencies	–	(26,729)
Staff redundancy cost	(3,284)	–
	(6,624)	(30,983)

2. Hong Kong profits tax has been provided for at the rate of 16% (1998: 16.5%) on the estimated assessable profits for the year. Provision for overseas taxation is calculated based on the applicable local legislation on the estimated assessable profits of the individual company concerned.

Provision for taxation:

	1999 HK$'000	1998 HK$'000
Current taxation		
The Company and subsidiaries		
Hong Kong	5,205	11,160
Overseas	19	30
Deferred taxation		
The Company and subsidiaries.		
Hong Kong	–	1,095
	5,224	12,285
Current taxation		
Associated company		
Hong Kong	245	294
	5,469	12,579

3. Dividends:

	1999 HK$'000	1998 HK$'000
Interim dividend paid HK1 cent (1998: HK1 cent) per share	8,281	8,282
Proposed final dividend of HK3 cents (1998: HK3 cents) per share	24,842	24,847
Additional dividend on shares allotted subsequent to 31st March, 1997 but before the closing of the members' register	–	18
	33,123	33,147

The amount of final dividend payable for the year ended 31st March, 1999 has been computed on the assumption that no option holders will subscribe for shares prior to the record date for payment of dividend. The dividend payable will increase by approximately HK$1,718,000 if all the option holders exercise their rights to subscribe for shares before the closing of the Register of Members for the current year's final dividend.

4. *Earnings per share:*

(a) Basic

The calculation of earnings per share is based on the profit attributable to shareholders of HK$34,072,000 (1998: HK$45,218,000) and on the weighted average number of 828,100,462 (1998: 761,475,721) shares in issue during the year.

(b) *Diluted*

As the exercise prices of the share options were greater than the average market price of the Company's shares during the year, no diluted earnings per share is calculated for the year ended 31st March, 1999. The 1998 diluted earnings per share has been re-

Accounting Practice 5 "Earnings Per Share" issued by the Hong Kong Society of Accountants as follows:

	Year ended 31st March, 1998 *HK$'000*
Earnings for the purposes of calculating basic and diluted earnings per share	45,218
Weighted average number of ordinary shares for the purpose of basic earnings per share	760,712,007
Weighted average number of dilutive potential ordinary shares issuable under the Company's share option scheme	763,714
Weighted average number of ordinary shares for the purpose of diluted earnings per share	761,475,721

5. Certain comparative figures have been reclassified to conform with the current year's presentation.

DIVIDEND

The Board of Directors recommends the payment of a final dividend of HK3 *cents (1998: HK3 cents) per share payable to shareholders whose* names appear on the Register of Members of the Company on Thursday, 23rd September, 1999. This, together with the interim dividend of HK1 cent (1998: HK1 cent) per share paid during the year, represents a dividend distribution of HK4 cents (1998: HK4 cents) per share for the year ended 31st March, 1999. Subject to the approval of shareholders at the forthcoming Annual General Meeting, the dividend warrants will be despatched on or about Tuesday, 28th September, 1999.

CHANGE OF COMPANY NAME

In order to identify the business operations of the Company, which will have an investment focus on information technologies, the Company proposes to change its name to Chevalier iTech Holdings Limited 其士科技控股有限公司, *subject to the approval of the shareholders at the* coming Annual General Meeting, the Registrar of Companies in Bermuda and the Registrar of Companies in Hong Kong. The relevant details will be disclosed in a circular regarding the change of name to be despatched to shareholders on Friday, 27th August, 1999.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Friday, 17th September, 1999 to Thursday, 23rd September, 1999, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited of 5/F., Wing On Centre, 111 Connaught Road Central, Hong Kong for registration not later than 4:00 p.m. on Thursday, 16th September, 1999.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the year ended 31st March, 1999, the Company has repurchased and cancelled a total of 140,000 shares of HK$0.1 each on The Stock Exchange of Hong Kong Limited with details as follows:

Trading month	Number of shares repurchased	Price per share Highest price paid	Price per share Lowest price paid	Consideration paid
		HK$	*HK$*	*HK$*
May 1998	140,000	0.38	0.38	53,200

The aggregate price of HK$53,480 paid was charged against retained profit and the nominal value of the shares repurchased of HK$14,000 was transferred to capital redemption reserve.

The Directors considered that the purchase of shares would be to the *benefits of the Company and would lead to an enhancement of the net* assets and earnings per share of the shares.

Save as disclosed herein, the Company or any of its subsidiaries have not purchased, sold or redeemed any of the listed securities of the Company during the year ended 31st March, 1999.

YEAR 2000 ISSUE

The Group is well aware of the significance of the Year 2000 ("Y2K") compliance issue. As mentioned in the 1998/99 Interim Report of the Company, an overall risk assessment of the Y2K issue has been finished. The Group has accomplished substantial process in its Y2K compliance programme. Most of its major computer information systems have been upgraded and replaced and are now fully Y2K compliant. The Group is *in the process of formulating contingency plans to deal with any* unforeseen problems that may arise during the millennium crossover. The Directors believe that the Y2K issue will have no material impact on the operations of the Group.

The cost for the Y2K projects is considered immaterial as compared with the Group's assets and operations size. As at the date of this *announcement, the Group did not have any material commitment in* respect of the Y2K problem.

The Group has adopted a simplified form of disclosure and further details of the Y2K issue will be disclosed in the Company's 1998/99 Annual Report.

I would like to take this opportunity to express my gratitude to my fellow Directors and all the Group's staff for their loyalty, dedication and hard work over the past year.

By Order of the Board
FUNG Pak Kwan
Managing Director



CHEVALIER (OA) INTERNATIONAL LIMITED

(Incorporated in Bermuda with limited liability)

INTERIM RESULTS
FOR THE SIX MONTHS ENDED 30TH SEPTEMBER, 1998

HIGHLIGHTS

- Turnover decreased by 30% to HK$529 million while operating profit fell to HK$26 million
- Profit attributable to shareholders maintained at HK$20 million
- Earnings per share were HK2.5 cents
- Less-than-expected growth rate in the telecommunications division with profit margins remained under pressure
- With the stabilisation of the Thai currency and its economy in recent months, the performance of the Thai operations has been encouraging
- A solid recurring income base has been built from the after-sales services division, and this has become a definite advantage to the Group's cash flow position
- With steady and solid recurring cash inflow, an experienced management team and streamlined operations, the Group is well positioned to weather the times in the year ahead

INTERIM RESULTS

The Directors of Chevalier (OA) International Limited ("the Company") announce that the unaudited consolidated results of the Company and its subsidiaries ("the Group") for the six months ended 30th September, 1998, together with the comparative figures for the corresponding period in 1997, are summarized as follows:

	Note	For the six months ended 30th September 1998 HK$'000	1997 HK$'000
Turnover		528,608	758,478
Operating profit		25,905	54,174
Exceptional items	1	–	(25,369)
		25,905	28,805
Share of results of an associated company		698	1,501
Profit before taxation		26,603	30,306
Taxation	2		
The Group			
Hong Kong		(6,117)	(8,133)
Overseas		(20)	–
Associated companies			
Hong Kong		(112)	(248)
Profit attributable to shareholders		20,354	21,925
Interim dividend	3	8,281	8,282
		HK cents	HK cents
Earnings per share	4		
Basic		2.5	3.2
Diluted		N/A	3.2
Interim dividend per share		1.0	1.0

Notes:

1. Prior period's exceptional item represented exchange loss on devaluation of Thai currency.

2. Hong Kong profits tax has been provided for at the rate of 16% (1997: 16.5%) on the estimated assessable profits for the period. Provision for overseas taxation is calculated based on the applicable local legislation on the estimated assessable profits of the individual company concerned.

3. The amount of interim dividend payable for the period has been calculated on the assumption that no option holders under the Share Option Scheme which was approved and adopted in 1991 for the benefit of full-time employees of the Group will subscribe for shares prior to the closure of the Register of Members for payment of interim dividend. The interim dividend payable will increase by approximately HK$573,000 if all the option holders exercise their rights to subscribe for shares before the closing of the Register of Members for the current period's interim dividend.

4. Earnings per share:

   (a) Basic

   The calculation of earnings per share is based on the profit attributable to shareholders of HK$20,354,000 (1997: HK$21,925,000) and on the weighted average number of 828,123,241 (1997: 693,605,432) shares in issue during the period.

   (b) Diluted

   As the exercise prices of the share options were greater than the average market price of the Company's share during the period, there was no dilution effect on earnings per share. The diluted earnings per share for the six months ended 30th September, 1997 was restated in accordance with the revised Statement of Standard Accounting Practice 5 "Earnings Per Share" issued by the Hong Kong Society of Accountants. The calculation of diluted earnings per share is based on profit attributable to shareholders of HK$21,925,000 and the weighted average number of 694,705,432 shares, being the weighted average number of shares in issue adjusted by the effects of all dilutive potential shares during the last period.

   Reconciliation of the weighted average number of shares used in calculating basic and diluted earnings per share:–

	Six month ended 30 September, 1997 HK$'000
Earnings	21,925
Weighted average number of ordinary shares for the purposes of basic earnings per share	693,605,432
Effect of dilutive potential ordinary shares: – Options	1,100,000
Weighted average number of ordinary shares for the purposes of diluted earnings per share	694,705,432

5. Certain comparative figures have been reclassified to conform with the current period's presentation.

INTERIM DIVIDEND

The Directors have resolved to declare an interim dividend of HK1 cent per share for the six months ended 30th September, 1998 (1997: HK1 cent), payable on Wednesday, 3rd February, 1999 to shareholders whose names appear on the Register of Members of the Company on Friday, 29th January, 1999.

CLOSURE OF THE REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Monday, 25th January, 1999 to Friday, 29th January, 1999, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the above interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited of 5/F, Wing On Centre, 111 Connaught Road Central, Hong Kong for registration not later than 4:00 p.m. on Friday, 22nd January, 1999.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the six months ended 30th September, 1998, the Company has repurchased and cancelled a total of 140,000 shares of HK$0.1 each on The Stock Exchange of Hong Kong Limited with details as follows:

Trading month	Number of shares repurchased	Price per share Highest price paid	Lowest price paid	Consideration paid
		HK$	HK$	HK$
May 1998	140,000	0.38	0.38	53,200

The aggregate price of HK$53,480 paid was charged against retained profit and the nominal value of the shares repurchased of HK$14,000 was transferred to capital redemption reserve.

The Directors considered that the purchase of shares would be to the benefits of the Company and would lead to an enhancement of the net assets and earnings per share of the shares.

Save as disclosed herein, the Company or any of its subsidiaries have not purchased, sold or redeemed any of the listed securities of the Company during the six months ended 30th September, 1998.

YEAR 2000 ISSUE

The Group is well aware of the significance of the Year 2000 issue and has set up a Y2K committee, which is supervised by executive directors and consists of representatives from relevant business units, functional departments and the Electronic Data Processing Department, to address the issue.

The Group has completed the investigation phase of its compliance programme and is currently carrying out conversion and testing of Year 2000 solutions within its systems. The Group aims to achieve a full Year 2000 compliance by the middle of 1999. The Group has adopted the simplified form of disclosure and further details of the Year 2000 issue will be disclosed in the 1998/99 interim report.

During the difficult economic situation, I wish to express my gratitude to my fellow directors for their support, and to all staff for their dedication and commitment.

By order of the Board
CHOW Yei Ching
Chairman

Hong Kong, 29th December, 1998

SOUTH CHINA MORNING POST AUGUST 24, 1998



CHEVALIER (OA) INTERNATIONAL LIMITED

(Incorporated in Bermuda with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of the Company will be held at 22/F., Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Wednesday, 23rd September, 1998 at 10:00 a.m. for the following purposes:

As Ordinary Business

1. To receive and consider the audited financial statements and the Reports of the Directors and Auditors for the year ended 31st March, 1998.
2. To declare a final dividend.
3. To re-elect retiring Directors and authorize the Board of Directors to fix their remuneration.
4. To re-appoint Auditors and authorize the Board of Directors to fix their remuneration.

And As Special Business, to consider and, if thought fit, pass with or without modification the following resolutions as Ordinary Resolutions:

5. "**THAT** the authorized share capital of the Company be and is hereby increased from HK$90,000,000 to HK$120,000,000 by the creation of an additional 300,000,000 new shares of HK$0.1 each to rank pari passu with the existing shares in all respects."
6. "**THAT**:
   (a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements, warrants and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;
   (b) the approval in paragraph (a) shall authorize the Directors of the Company during the Relevant Period to make or grant offers, agreements, warrants and options which might require the exercise of such powers after the end of the Relevant Period;
   (c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) the exercise of rights of subscription or conversion under the terms of any warrant or other securities issued by the Company carrying a right to subscribe for shares of the Company or (iii) the exercise of subscription rights under any share option scheme of the Company or (iv) an issue of shares as scrip dividends pursuant to the Bye-Laws of the Company from time to time, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution and the said approval shall be limited accordingly; and
   (d) for the purposes of this Resolution and the Resolution 7:

   "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

   (i) the conclusion of the next Annual General Meeting of the Company;

   (ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-Laws of the Company or any applicable law of Bermuda to be held; and

   (iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in General Meeting.

   "Rights Issue" means the allotment, issue or grant of shares pursuant to an offer (open for a period fixed by the Directors of the Company) made to shareholders or any class thereof on the Register of Members of the Company on a fixed record date pro rata to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements of having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."
7. "**THAT**:
   (a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as defined in Resolution 6(d) above) all powers of the Company to repurchase its shares in the capital of the Company and warrants to subscribe for shares in the capital of the Company, subject to and in accordance with all applicable laws and requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved; and
   (b) the aggregate nominal amount of shares to be purchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company on the date of this Resolution and the authority pursuant to paragraph (a) above shall be limited accordingly."
8. "**THAT** the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to Ordinary Resolution set out in Resolution 6 be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted pursuant to such general mandate the aggregate nominal amount of share in the capital of the Company, repurchased by the Company under the authority granted pursuant to Ordinary Resolution set out in Resolution 7, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company at the date of this Resolution."

By Order of the Board
CHOW Yei Ching
Chairman

Hong Kong, 21st August, 1998

Notes:

(a) A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, in the event of a poll, to vote in his stead. A proxy need not be a member of the Company.

(b) In order to be valid, a form of proxy, together with the power of attorney or other authority (if any), must be deposited at the Company's Branch Share Registrars in Hong Kong, STANDARD REGISTRARS LIMITED of Room 4401, 44th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting.

(c) The Register of Members of the Company will be closed from Thursday, 17th September, 1998 to Wednesday, 23rd September, 1998, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, STANDARD REGISTRARS LIMITED not later than 4:00 p.m. on Wednesday, 16th September, 1998.

SOUTH CHINA MORNING POST WEDNESDAY, JULY 29, 1998



CHEVALIER (OA) INTERNATIONAL LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31ST MARCH, 1998

HIGHLIGHTS

- Turnover increased by 6.7% to HK$1,385 million
- Profit attributable to shareholders reduced from HK$81 million to HK$45 million
- Earnings per share reduced from HK12.2 cents to HK5.9 cents
- Substantial growth in the telecommunications division despite Asian financial turmoil
- Placement of shares and effective control over costs, inventory and receivables generated strong cash inflow
- Business environment in the region will be difficult and challenging after the outbreak of the Asian financial turmoil

RESULTS

The Directors of Chevalier (OA) International Limited ("the Company") are pleased to announce that the audited consolidated results of the Company and its subsidiaries ("the Group") for the year ended 31st March, 1998, together with the comparative figures for the previous year, are summarized as follows:

	Note	1998 HK$'000	1997 HK$'000
Turnover		1,384,815	1,298,282
Profit from ordinary activities			
Operating profit		86,836	98,464
Exceptional items	1	(30,983)	(738)
		55,853	97,726
Share of results of an associated company		1,944	1,322
Profit before taxation		57,797	99,048
Taxation	2	(12,579)	(17,888)
Profit attributable to shareholders		45,218	81,160
Dividend	3	33,147	34,637
		HK Cent(s)	HK Cents
Earnings per share	4	5.9	12.2
Dividend per share	3		
Interim		1	2
Final		3	3

Notes:

1. Exceptional items:

	1998 HK$'000	1997 HK$'000
Loss on revaluation of properties	4,254	738
Exchange loss on currency devaluation	26,729	-
	30,983	738

2. Hong Kong profits tax has been provided for at the rate of 16.5% (1997: 16.5%) on the estimated assessable profits for the year. Provision for overseas taxation is calculated based on the applicable local legislation on the estimated assessable profits of the individual company concerned.

Provision for taxation:

	1998 HK$'000	1997 HK$'000
Current taxation		
Company and Subsidiaries		
Hong Kong	11,160	13,251
Overseas	30	4,419
Associated Company	294	218
Deferred taxation		
Company and Subsidiaries		
Hong Kong	1,095	—
	12,579	17,888

3. Dividend:

	1998 HK$'000	1997 HK$'000
Interim dividend paid HK$0.01 per share on 828,217,558 shares (1997: HK$0.02 per share on 691,505,330 shares)	8,282	13,830
Proposed final dividend HK$0.03 per share on 828,217,558 shares (1997: HK$0.03 per share on 691,866,128 shares)	24,847	20,756
Additional dividend	18	51
	33,147	34,637

The amount of final dividend payable for the year ended 31st March, 1998 has been computed on the assumption that no share option holders will subscribe for shares prior to the record date for payment of dividend. The dividend payable will increase by approximately HK$1,751,000 if all the option holders exercise their rights to subscribe for shares before the closing of Register of Members for the current year's final dividend.

4. The calculation of earnings per share for the year is based on the profit attributable to shareholders of HK$45,218,000 (1997: HK$81,160,000) and on the weighted average of 760,712,007 shares (1997: 663,234,487 shares) in issue during the year. Exercise of the outstanding options granted in full would not result in a significant dilution of earnings per share.

5. Certain comparative figures have been reclassified to confirm with the current year's presentation.

DIVIDEND

The Directors recommend the payment of a final dividend of HK3 cents (1997: HK3 cents) per share payable to shareholders whose names appear on the Register of Members of the Company on Wednesday, 23rd September, 1998. This, together with the interim dividend of HK1 cent per share paid during the year, represents a dividend of distribution of HK4 cents (1997: HK5 cents) per share for the year ended 31st March, 1998. Subject to the approval of shareholders at the forthcoming Annual General Meeting, the dividend warrants will be despatched on or about Monday, 28th September, 1998.

INCREASE IN AUTHORISED SHARE CAPITAL

The Directors will propose an ordinary resolution at the annual general meeting to increase the Company's authorised share capital from HK$90,000,000 to HK$120,000,000 by the creation of an additional 300,000,000 shares of HK$0.1 par value to rank pari passu with the existing shares in all respects.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Thursday, 17th September, 1998 to Wednesday, 23rd September, 1998, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited of Room 4401, 44th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong for registration not later than 4:00 p.m. on Wednesday, 16th September, 1998.

PLACING AND SUBSCRIPTION OF SHARES

On 31st July, 1997, a placing and subscription agreement was entered into by Chevalier International Holdings Limited ("CIHL"), China Everbright Technology Limited and the Company. After the completion of the transaction and as of the date of this report, CIHL has a 50.1% interest in the Company.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the year.

We wish to express our gratitude to all staff for their dedication and commitment.

By Order of the Board
CHOW Yei Ching
Chairman

Hong Kong, 28th July, 1998



CHEVALIER (OA) INTERNATIONAL LIMITED

(Incorporated in Bermuda with limited liability)

INTERIM REPORT 1997-98

INTERIM RESULTS

The Directors of Chevalier (OA) International Limited ("the Company") are pleased to announce that the unaudited consolidated results of the Company and its subsidiaries ("the Group") for the six months ended 30th September 1997, together with the comparative figures for the corresponding period in 1996, are summarized as follows:—

		For the six months ended 30th September	
		1997	1996
	Note	***HK$'000***	*HK$'000*
Turnover		**758,478**	627,818
Operating profit		**45,081**	47,469
Exceptional items	*1*	**(16,276)**	12,587
		28,805	60,056
Share of results of associated companies		**1,501**	—
Profit before taxation		**30,306**	60,056
Taxation	*2*		
The Group			
Hong Kong		**(8,133)**	(7,366)
Overseas		**—**	(2,003)
Associated companies			
Hong Kong		**(248)**	—
Overseas		**—**	—
Profit attributable to shareholders		**21,925**	50,687
Interim dividend	*3*	**8,281**	13,830
		HK cent(s)	*HK cents*
Earnings per share	*4*	**3.16**	7.49
Interim dividend per share		**1.00**	2.00

Notes:

1. Exceptional items represent profit on disposal of properties of HK$9,093,000 and exchange loss on devaluation of Thai currency of HK$25,369,000.

2. Hong Kong profits tax has been provided for at the rate of 16.5% (1996: 16.5%) on the estimated assessable profits for the period. Provision for overseas taxation is calculated based on the applicable local legislation on the estimated assessable profits of the individual company concerned.

3. The amount of interim dividend payable for the period has been calculated on the assumption that no option holders under the Share Option Scheme which was approved and adopted in 1991 for the benefit of full-time employees of the Group will subscribe for shares prior to the closure of the Register of Members for payment of interim dividend. The interim dividend payable will be increased by approximately HK$11,000 if all the option holders exercise their rights to subscribe for shares before the closing of the Register of Members for the current period's interim dividend.

4. The calculation of earnings per share is based on the profit attributable to shareholders of HK$21,925,000 (1996: HK$50,687,000) and on the weighted average of 693,605,432 shares (1996: 676,953,286 shares) in issue during the period. Exercise of the outstanding share options granted in full would not result in a significant dilution of earnings per share.

INTERIM DIVIDEND

The Directors have resolved to declare an interim dividend of HK1 cent (1996: HK2 cents) per share for the six months ended 30th September 1997, payable on Wednesday, 21st January 1998 to shareholders whose names appear on the Register of Members of the Company on Friday, 16th January 1998.

CLOSURE OF THE REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Monday, 12th January 1998 to Friday, 16th January 1998, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the above interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited of Room 4401, 44th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong for registration not later than 4:00 p.m. on Friday, 9th January 1998.

PLACING AND SUBSCRIPTION OF SHARES

On 31st July 1997, a placing and subscription agreement was entered into between Chevalier International Holdings Limited ("CIHL"), China Everbright Technology Limited ("CET") and the Company whereby (a) CIHL agreed to sell and CET agreed to purchase 82,780,000 shares of the Company at a price of HK$0.658 per share and (b) the Company agreed to issue 135,626,666 new shares of the Company to CIHL at the same price. After the completion of the transactions on 29th September 1997, a sum of approximately HK$90 million was received by the Company.

BUSINESS REVIEW AND PROSPECTS

During the six months ended 30th September 1997, the Group's turnover increased approximately by 20% from HK$628 million to HK$758 million. The Group's operating profit before taxation decreased to HK$45 million, representing a 5% decrease over the same period last year. After an exceptional profit on disposal of properties of approximately HK$9 million and a currency exchange loss incurred in the Thailand operation, net profit attributable to shareholders decreased to HK$22 million. Earnings per share decreased from HK7.49 cents to HK3.16 cents.

The growth in turnover was the result of increasing demand for personal computers and telecommunication products, especially mobile phone handsets, and the greater marketing efforts by the Group to introduce its products and services to customers. The slowdown in the economy and the ongoing financial turmoil have strongly affected the Group's operations in Thailand. It is anticipated that the contributions from these subsidiaries in the coming six-month period will be lower than in the same period last year.

Despite the competitive telecommunication market in Hong Kong, the 23 Chevalier Shops and 15 One2Free franchise shops located in prime areas was extremely good results. In order to keep pace with the telecommunications market, further retail outlets will be opened in the coming year. Due to the attractive packages offered by various mobile operators, the market for paging services remained lacklustre.

After the opening of after-sale service centres in Shanghai and Shenzhen, two more were opened in Beijing and Guangzhou during the six-month period.

Following the completion of the placing and subscription of shares of the Company in September, the financial position of the Company is extremely sound. The Company is now seeking suitable investment opportunities. Looking ahead, the Directors of the Company are optimistic about the business prospects of the Company in the second half of the financial year.

DIRECTORS' INTERESTS IN SHARES AND OPTIONS

As at 30th September 1997, the interests of the Directors in the share capital and options of the Company and its associated corporations within the meaning of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance") which have been notified to the Company and The Stock Exchange of Hong Kong Limited ("the Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies or which are required pursuant to Section 29 of the SDI Ordinance to be entered in the register referred to therein were as follows:—

(a) Interests in the Company

(i) Shares

	Number of ordinary shares		
Directors	**Personal interest**	**Corporate interest**	**Total**
CHOW Yei Ching	32,000,000	487,454,666 *	519,454,666
FUNG Pak Kwan	2,600,000	—	2,600,000
KUOK Hoi Sang	5,000,000	—	5,000,000
FUNG Wo Shun	300,000	—	300,000
KAN Ka Hon	100,000	—	100,000

* *Dr CHOW Yei Ching had notified the Company that he was deemed to be interested in 487,454,666 shares in the Company under Section 8 of the SDI Ordinance as the said shares were held by CIHL and companies controlled by CIHL in which Dr Chow beneficially owned 406,079,177 shares, representing in aggregate approximately 45.28% of the issued share capital of CIHL. These interests duplicated in the paragraph "Substantial Shareholders" below.*

(ii) Share options

As at 30th September 1997, Miss Lily CHOW had 1,000,000 outstanding number of share options of the Company, at a consideration paid for options granted at HK$1, granted to her on 28th January 1995 under the Share Option Scheme of the Company exercisable during the period from 28th August 1995 to 27th August 1998 at an exercisable price of HK$0.4 per share.

DIRECTORS' INTERESTS IN SHARES AND OPTIONS *(Cont'd)*

(b) Interests in Associated Corporations

Directors	Associated corporations	Number of ordinary shares: Personal interest	Corporate interest	Total
CHOW Yei Ching	CIHL	406,079,177	—	406,079,177
	Chevalier Development International Limited ("CDIL")	43,312,115	280,229,813 *	323,541,928
	Chevalier Singapore Holdings Limited ("CSHL")	4,375,000	80,000,000 *	84,375,000
	Chevalier Construction Holdings Limited ("CCHL")	30,208,462	134,301,262 *	164,509,724
FUNG Pak Kwan	CIHL	378,813	—	378,813
	CDIL	308,000	—	308,000
KUOK Hoi Sang	CIHL	404,000	—	404,000
	CDIL	972,400	—	972,400
	CCHL	1,083,337	—	1,083,337
FUNG Wo Shun	CDIL	1,032,000	—	1,032,000
	CCHL	37,600	—	37,600
KAN Ka Hon	CIHL	132,000	—	132,000
CHAO Sze Bang, Frank	CDIL	20,000	—	20,000
	CCHL	4,000	—	4,000

* *Dr CHOW Yei Ching had notified CDIL, CSHL and CCHL that he was deemed to be interested in 280,229,813 shares in CDIL, 80,000,000 shares in CSHL and 134,301,262 shares in CCHL under Section 8 of the SDI Ordinance as the said shares were held by CIHL in which Dr Chow beneficially owned 406,079,177 shares, representing in aggregate approximately 45.28% of the issued share capital of CIHL.*

Save as disclosed above, as at 30th September 1997, none of the Directors of the Company nor their spouses or children under the age of 18 years had or were deemed pursuant to Section 28 of the SDI Ordinance or under Section 31 or Part I of the Schedule to the SDI Ordinance to have any interest in the securities of the Company or any of its associated corporations (within the meaning of the SDI Ordinance).

SUBSTANTIAL SHAREHOLDERS

As at 30th September 1997, the substantial shareholders of the Company, other than the Directors of the Company whose interests disclosed above, as recorded in the register required to be kept under Section 16(1) of the SDI Ordinance were as follows:

Name	Number of ordinary shares
CIHL	487,454,666 *
Cokin Limited	165,560,000 *
CET	165,560,000 *

* *165,560,000 shares out of 487,454,666 shares of the Company were beneficially owned by Cokin Limited , a company owned as to 50% by CIHL and CET respectively.*

Save as disclosed above, there were no parties who were known to the Directors to be registered holders or have any interest or right to subscribe for 10% or more of the issued share capital of the Company.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the six months ended 30th September 1997.

CODE OF BEST PRACTICE

In the opinion of the Directors, the Company has complied with the Code of Best Practice as set out in the Rules Governing the Listing of Securities on the Stock Exchange except that non-executive directors are not appointed for a specific term. However, they are subject to retirement by rotation and re-election at annual general meeting in accordance with the Bye-laws of the Company.

We wish to express our gratitude to all staff for their dedication and commitment.

By order of the Board
CHOW Yei Ching
Chairman

Hong Kong, 12th December 1997


CCIA

其士（商業系統）國際有限公司

（於百慕達註冊成立之有限公司）

一九九七至九八年度中期業績報告

中期業績

其士(商業系統)國際有限公司(「本公司」)董事會欣然宣佈，本公司及其附屬公司(「本集團」)截至一九九七年九月三十日止六個月之未經審核綜合業績與一九九六年同期比較數字概列如下：—

	附註	截至九月三十日止六個月 一九九七 港幣千元	 一九九六 港幣千元
營業額		**758,478**	627,818
經營溢利		**45,081**	47,469
特殊項目	一	**(16,276)**	12,587
		28,805	60,056
所佔聯營公司業績		**1,501**	—
除税前溢利		**30,306**	60,056
税項	二		
本集團			
香港		**(8,133)**	(7,366)
海外		**—**	(2,003)
聯營公司			
香港		**(248)**	—
海外		**—**	—
股東應佔溢利		**21,925**	50,687
中期股息	三	**8,281**	13,830
		港仙	*港仙*
每股盈利	四	**3.16**	7.49
每股中期股息		**1.00**	2.00

附註：

一、 特殊項目乃反映出售物業溢利為港幣9,093,000元及泰國貨幣貶值之滙兑虧損為港幣25,369,000元。

二、 香港利得税準備乃根據期內估計應課税溢利以百份之十六點五（一九九六年：百份之十六點五）計算。海外税項準備以個別公司之估計應課税溢利按當地應用之法例計算。

三、 期內派發中期股息之計算方式乃假設所有根據於一九九一年通過採納一項有利於本集團全職僱員之僱員認購股權計劃之認購股權持有人均沒有於股東名冊截止過戶日期前認購股份。若所有認購股權持有人於截止辦理是期中期股息股份過戶登記日期前行使其認購權認購股份，應付股息將增加約港幣11,000元。

四、 每股盈利之計算乃根據期內股東應佔溢利港幣21,925,000元（一九九六年：港幣50,687,000元）及按已發行之加權平均數693,605,432股（一九九六年：676,953,286股）計算。行使僱員認購股權並不會顯著地攤薄每股盈利。

中期股息

董事會議決宣佈派發截至一九九七年九月三十日止六個月之中期股息每股港幣1仙（一九九六年：港幣2仙），並將於一九九八年一月二十一日星期三派發予在一九九八年一月十六日星期五名列於股東名冊內之股東。

股東名冊截止過戶日期

本公司將於一九九八年一月十二日星期一至一九九八年一月十六日星期五（首尾兩天包括在內），暫停辦理股份過戶登記手續。為確保享有上述中期股息之權利，請將股份過戶文件連同有關股票，於一九九八年一月九日星期五下午四時前送達香港灣仔皇后大道東一八三號合和中心四十四樓四四零一室本公司之香港過戶登記分處標準證券登記有限公司辦理過戶登記手續。

股份配售及認購

於一九九七年七月三十一日，其士國際集團有限公司(「其士國際」)、中國光大科技有限公司(「光大科技」)及本公司訂立一項配售及認購協議，有關(1)其士國際同意出售及光大科技同意購入本公司82,780,000股，每股作價港幣0.658元及(2)本公司同意以同價發行135,626,666股本公司新股份予其士國際。於一九九七年九月二十九日完成交易後，本公司收取約港幣九千萬元。

業務回顧及展望

截至一九九七年九月三十日止六個月，本集團營業額由港幣六億二千八百萬元上升至港幣七億五千八百萬元，增幅達百份之二十。本集團除税前經營溢利減至港幣四千五百萬元，較去年同期比較下跌百分之五。在計入出售物業溢利約為港幣九百萬元及泰國貨幣貶值之滙兑虧損之特殊項目，股東應佔溢利下降至港幣二千二百萬元。每股盈利由港幣七點四九仙跌至港幣三點一六仙。

營業額之增長乃由於市場對私人電腦及電訊產品，尤其是流動電話手機的需求增加及本集團積極推廣其產品及服務予顧客所致。由於經濟放緩及持續的金融風暴，大大打擊了本集團在泰國的業務，預期泰國的附屬公司的溢利貢獻在未來六個月將與去年同期比較有所下降。

儘管香港電訊業市場競爭熾烈，位於適當位置的二十三間其士店及十五間One2Free「自由2」特許經營店錄得驕人的業績。為配合電訊市場的步伐，來年將會設立更多零售店舖。傳訊服務方面，由於各大流動電話經營商推出吸引的優惠，故市況依然低沉。

繼於上海及深圳開設售後服務中心後，期內分別在北京及廣州開設了兩間售後服務中心。

在九月本公司完成了股份配售及認購後，本公司之財務狀況非常穩健。本公司現正尋找理想的投資機會。本公司董事會預期下半年度之業務前景仍然樂觀。

董事股份及認購股權之權益

截至一九九七年九月三十日,各董事於本公司及其聯營公司(按證券(公開權益)條例(「公開權益條例」)之定義詮釋)之股份及認購股權中所擁有之權益已根據上市公司董事進行證券交易之標準守則之規定知會本公司及聯交所,或遵照公開權益條例第二十九條之規定載於登記冊內之權益如下:—

(甲) 本公司權益

(i) 股份

董事	普通股股份數目 個人權益	公司權益	總數
周亦卿	32,000,000	487,454,666 *	519,454,666
馮伯坤	2,600,000	—	2,600,000
郭海生	5,000,000	—	5,000,000
馮和順	300,000	—	300,000
簡嘉翰	100,000	—	100,000

* *周亦卿博士已知會本公司,有關周博士在其士國際擁有控制性權益,而該公司與其控制之公司則持有本公司股份487,454,666股,故根據公開權益條例第八條,被視為擁有該等股份之實益權益,而周博士實益擁有其士國際股份406,079,177股,佔其士國際已發行股份約百份之四十五點二八。該等權益已在下段「主要股東」重述。*

(ii) 認購股權

截至一九九七年九月三十日,根據本公司於一九九五年一月二十八日授予的認購股權計劃,周莉莉小姐所獲授而尚未行使本公司之認購股權之數目尚餘一百萬股,就認購股權支付之代價為港幣1元。該行使認購股權之期限由一九九五年八月二十八日至一九九八年八月二十七日,行使時須支付之每股價格為港幣0.4元。

董事股份及認購股權之權益（續）

（乙）聯營公司權益

董事	聯營公司	普通股股份數目		
		個人權益	公司權益	總數
周亦卿	其士國際	406,079,177	—	406,079,177
	其士發展國際有限公司（「其士發展」）	43,312,115	280,229,813*	323,541,928
	其士新加坡控股有限公司（「其士新加坡」）	4,375,000	80,000,000*	84,375,000
	其士建築集團有限公司（「其士建築」）	30,208,462	134,301,262*	164,509,724
馮伯坤	其士國際	378,813	—	378,813
	其士發展	308,000	—	308,000
郭海生	其士國際	404,000	—	404,000
	其士發展	972,400	—	972,400
	其士建築	1,083,337	—	1,083,337
馮和順	其士發展	1,032,000	—	1,032,000
	其士建築	37,600	—	37,600
簡嘉翰	其士國際	132,000	—	132,000
趙世彭	其士發展	20,000	—	20,000
	其士建築	4,000	—	4,000

* *周亦卿博士實益擁有其士國際股份406,079,177股，佔其士國際已發行股份約百份之四十五點二八，而其士國際持有其士發展股份280,229,813股、其士新加坡股份80,000,000股及其士建築股份134,301,262股。根據公開權益條例第八條，周博士被視為擁有該等股份之權益，並已知會其士發展、其士新加坡及其士建築等公司。*

除上述外，截至一九九七年九月三十日，根據公開權益條例第二十八條或第三十一條或附表第一部份之規定，本公司董事、其配偶或其未滿十八歲之子女在本公司或其任何聯營公司並無任何上市證券權益（按公開權益條例之詮釋）。

主要股東

於一九九七年九月三十日，除本公司董事在上所披露之權益外，根據載錄在公開權益條例第十六(一)條規定設置之登記冊內，本公司之主要股東如下：—

名稱	**普通股股份數目**
其士國際	487,454,666 *
Cokin Limited	165,560,000 *
光大科技	165,560,000 *

* *其士國際與光大科技分別持有百份之五十權益的Cokin Limited實益持有487,454,666股本公司股份中的165,560,000股。*

除上述外，就各董事所知，概無任何人士為登記股東或享有任何權益或有權認購超過或相等於本公司已發行股份百份之十。

購買、出售或贖回上市證券

截至一九九七年九月三十日止六個月內，本公司或其任何附屬公司並無購買、出售或贖回本公司之上市證券。

最佳應用守則

除非執行董事之委任並無指定任期外，董事會認為本公司已遵守聯交所證券上市規則所載之最佳應用守則之指引。然而，按照本公司之公司細則，非執行董事須於股東週年大會上輪值告退及膺選連任。

董事會謹藉此機會對全體員工努力不懈的態度與全力以赴的工作熱忱，深表謝意。

承董事會命
主席
周亦卿

香港，一九九七年十二月十二日



CHEVALIER (OA) INTERNATIONAL LIMITED

(Incorporated in Bermuda with limited liability)

INTERIM REPORT 1998-99

INTERIM RESULTS

The Directors of Chevalier (OA) International Limited ("the Company") announce that the unaudited consolidated results of the Company and its subsidiaries ("the Group") for the six months ended 30th September, 1998, together with the comparative figures for the corresponding period in 1997, are summarized as follows:

		For the six months ended 30th September	
	Note	**1998** *HK$'000*	1997 *HK$'000*
Turnover		**528,608**	758,478
Operating profit		**25,905**	54,174
Exceptional item	1	**–**	(25,369)
		25,905	28,805
Share of results of associated company		**698**	1,501
Profit before taxation		**26,603**	30,306
Taxation	2		
The Group			
Hong Kong		**(6,117)**	(8,133)
Overseas		**(20)**	–
Associated companies			
Hong Kong		**(112)**	(248)
Profit attributable to shareholders		**20,354**	21,925
Interim dividend	3	**8,281**	8,282
		HK cent(s)	*HK cent(s)*
Earnings per share	4		
Basic		**2.5**	3.2
Diluted		**N/A**	3.2
Interim dividend per share		**1.0**	1.0

Notes:

1. Prior period's exceptional item represented exchange loss on devaluation of Thai currency.

2. Hong Kong profits tax has been provided for at the rate of 16% (1997: 16.5%) on the estimated assessable profits for the period. Provision for overseas taxation is calculated based on the applicable local legislation on the estimated assessable profits of the individual company concerned.

3. The amount of interim dividend payable for the period has been calculated on the assumption that no option holders under the Share Option Scheme which was approved and adopted in 1991 for the benefit of full-time employees of the Group will subscribe for shares prior to the closure of the Register of Members for payment of interim dividend. The interim dividend payable will increase by approximately HK$573,000 if all the option holders exercise their rights to subscribe for shares before the closing of the Register of Members for the current period's interim dividend.

4. Earnings per share:

   (a) Basic

   The calculation of earnings per share is based on the profit attributable to shareholders of HK$20,354,000 (1997: HK$21,925,000) and on the weighted average number of 828,123,241 (1997: 693,605,432) shares in issue during the period.

   (b) Diluted

   As the exercise prices of the share options were greater than the average market price of the Company's shares during the period, there was no dilution effect on earnings per share.

   The diluted earnings per share for the six months ended 30th September, 1997 was restated in accordance with the revised Statement of Standard Accounting Practice 5 "Earnings Per Share" issued by the Hong Kong Society of Accountants. The calculation of diluted earnings per share is based on profit attributable to shareholders of HK$21,925,000 and the weighted average number of 694,705,432 shares, being the weighted average number of shares in issue adjusted by the effects of all dilutive potential shares during the last period.

   Reconciliation of the weighted average number of shares used in calculating basic and diluted earnings per share:

	Six months ended 30th September, 1997 *HK$'000*
Earnings	21,925
Weighted average number of ordinary shares for the purposes of basic earnings per share	693,605,432
Effect of dilutive potential ordinary shares – Options	1,100,000
Weighted average number of ordinary shares for the purposes of diluted earnings per shares	694,705,432

5. Certain comparative figures have been reclassified to conform with the current period's presentation.

INTERIM DIVIDEND

The Directors have resolved to declare an interim dividend of HK1 cent per share for the six months ended 30th September, 1998 (1997: HK1 cent), payable on Wednesday, 3rd February, 1999 to shareholders whose names appear on the Register of Members of the Company on Friday, 29th January, 1999.

CLOSURE OF THE REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Monday, 25th January, 1999 to Friday, 29th January, 1999, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the above interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited of 5/F, Wing On Centre, 111 Connaught Road Central, Hong Kong for registration not later than 4:00 p.m. on Friday, 22nd January, 1999.

BUSINESS REVIEW AND PROSPECTS

During the six months ended 30th September, 1998, the Group's turnover decreased by 30% to HK$529 million. Operating profit fell to HK$26 million. As no significant provision was made for the devaluation of the Thai currency this period, the profit attributable to shareholders was maintained at HK$20 million. Earnings per share were HK2.5 cents.

Due to strong competition in computer market, the Group recorded a negative growth in the computer division during the six-month period. In order to maintain its competitiveness and adapt to changing advanced technologies, the Group delivered the most up-to-date computer products to the market and at the same time adopted tight stock control.

At the date of this report, apart from 24 Chevalier Shops, the Group also operated 24 franchise shops under the names of One2Free Shops, Hutchison Telecom Xin Gan Xian Stores and Hutchison Telecom GSM Stores. As the telecommunications market was buoyant and competitive during the period, the Group's retails operation recorded a less-than-expected growth rate, and profit margins remained under pressure.

Although the contribution from the Internet division has been immaterial in past years due to keen competition, this division reached break even at the operating level. The growth rate in subscribers and the division's contributions since the launch of promotion programmes have been satisfactory. Despite a decrease in the number of subscribers to our paging operations, its operating profit could still be maintained after streamlining the operation and implementing cost-cutting measures. During the period, paging contracts was awarded by the Hong Kong SAR Government to provide services to various Government departments for a period of another two years.

BUSINESS REVIEW AND PROSPECTS *(Cont'd)*

With the long-term relationships established in past years with valuable customers, a solid recurring income base has been built from the after-sales services division, and this has become a definite advantage to the Group's cash flow position.

In the past six months, most Southeast Asian countries still suffered from the impact of last year's financial turmoil. With the stabilisation of the Thai currency and its economy in recent months, the performance of the Thai operations has been encouraging. It is expected that the Group's Thai business will recover in the coming financial year.

In view of dismal domestic consumption spending, high unemployment rate, a worsening external trade picture and tumbling asset prices in Hong Kong, the recovery of Hong Kong's economy will greatly depend on external factors, and it is unlikely to recover shortly without going through a period of painful adjustment. The Group exercised various cost-cutting measures including tight stock control and streamlining manpower needs in the period under review. With steady and solid recurring cash inflow and an experienced management team, the Group is well positioned to weather the times in the year ahead.

DIRECTORS' INTERESTS IN SHARES AND OPTIONS

As at 30th September, 1998, the interests of the Directors in the share capital and options of the Company and its associated corporations within the meaning of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance") which have been notified to the Company and The Stock Exchange of Hong Kong Limited ("the Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies or which are required pursuant to Section 29 of the SDI Ordinance to be entered in the register referred to therein were as follows:

(a) Interests in the Company

(i) Shares

	Number of ordinary shares		
Directors	**Personal interest**	**Corporate interest**	**Total**
CHOW Yei Ching	32,000,000	497,754,666 *	529,754,666
FUNG Pak Kwan	2,600,000	–	2,600,000
KUOK Hoi Sang	5,000,000	–	5,000,000
FUNG Wo Shun	300,000	–	300,000
KAN Ka Hon	100,000	–	100,000

* *Dr. CHOW Yei Ching beneficially owned 473,944,881 shares representing in aggregate approximately 46.3% of the issued share capital of Chevalier International Holdings Limited ("CIHL"), which in turn, was interested in 497,754,666 shares in the Company. Dr. Chow was deemed to be interested in these shares under the SDI Ordinance and these interests were duplicated in the paragraph "Substantial Shareholders" below.*

DIRECTORS' INTERESTS IN SHARES AND OPTIONS *(Cont'd)*

(a) Interests in the Company *(Cont'd)*

(ii) Share options

Directors	Date granted	Period during which options are exercisable	Consideration paid for options granted	Price per share to be paid upon exercise of options	Number of shares issued upon exercise of options during the six months ended 30th September, 1998	Number of shares to be issued upon exercise of the remaining options
			HK$	*HK$*		
CHOW Yei Ching	4/2/1998	3/9/1998-2/9/2001	1	0.3376	–	14,000,000
FUNG Pak Kwan	4/2/1998	3/9/1998-2/9/2001	1	0.3376	–	13,300,000
KUOK Hoi Sang	4/2/1998	3/9/1998-2/9/2001	1	0.3376	–	11,300,000
FUNG Wo Shun	4/2/1998	3/9/1998-2/9/2001	1	0.3376	–	2,300,000
KAN Ka Hon	4/2/1998	4/9/1998-3/9/2001	1	0.3376	–	2,300,000
Lily CHOW	4/2/1998	4/9/1998-3/9/2001	1	0.3376	–	5,000,000

(b) Interests in Associated Corporations

(i) Shares

Directors	Associated corporations	Number of ordinary shares: Personal interest	Corporate interest	Total
CHOW Yei Ching	CIHL	473,944,881	–	473,944,881
	Chevalier Development International Limited ("CDIL")	44,583,816	235,229,813 *	279,813,629
	Chevalier Singapore Holdings Limited ("CSHL")	4,375,000	80,000,000 *	84,375,000
	Chevalier Construction Holdings Limited ("CCHL")	41,036,489	85,377,444 *	126,413,933
FUNG Pak Kwan	CIHL	416,694	–	416,694
	CDIL	316,000	–	316,000
	CCHL	77,000	–	77,000
KUOK Hoi Sang	CIHL	471,518	–	471,518
	CDIL	1,000,950	–	1,000,950
	CCHL	1,326,437	–	1,326,437

DIRECTORS' INTERESTS IN SHARES AND OPTIONS *(Cont'd)*

(b) Interests in Associated Corporations *(Cont'd)*

(i) Shares *(Cont'd)*

Directors	Associated corporations	Number of ordinary shares — Personal interest	Corporate interest	Total
FUNG Wo Shun	CDIL	548,000	–	548,000
	CCHL	295,600	–	295,600
KAN Ka Hon	CIHL	145,200	–	145,200
CHAO Sze Bang, Frank	CDIL	20,000	–	20,000
	CCHL	9,000	–	9,000

* *Dr. CHOW Yei Ching had notified CDIL, CSHL and CCHL that he was deemed to be interested in 235,229,813 shares in CDIL, 80,000,000 shares in CSHL and 85,377,444 shares in CCHL under the SDI Ordinance as the said shares were held by CIHL in which Dr. Chow beneficially owned 473,944,881 shares, representing in aggregate approximately 46.3% of the issued share capital of CIHL.*

(ii) Share options

Directors	Associated corporations	Date granted	Period during which options are exercisable	Consideration paid for options granted	Price per share to be paid upon exercise of options	Number of shares issued upon exercise of options during the six months ended 30th September, 1998	Number of shares to be issued upon exercise of the remaining options
				HK$	HK$		
CHOW Yei Ching	CIHL	4/2/1998	3/9/1998-2/9/2001	1	0.5376	–	18,000,000
	CCHL	4/2/1998	3/9/1998-2/9/2001	1	0.3248	–	4,400,000
FUNG Pak Kwan	CIHL	4/2/1998	3/9/1998-2/9/2001	1	0.5376	–	8,000,000
KUOK Hoi Sang	CIHL	4/2/1998	3/9/1998-2/9/2001	1	0.5376	–	10,000,000
	CCHL	4/2/1998	3/9/1998-2/9/2001	1	0.3248	–	4,000,000
FUNG Wo Shun	CIHL	4/2/1998	3/9/1998-2/9/2001	1	0.5376	–	2,200,000
KAN Ka Hon	CIHL	4/2/1998	4/9/1998-3/9/2001	1	0.5376	–	2,200,000

Save as disclosed above, as at 30th September, 1998, none of the Directors of the Company nor their spouses or children under the age of 18 years had or were deemed pursuant to Section 28 of the SDI Ordinance or under Section 31 or Part I of the Schedule to the SDI Ordinance to have any interest in the securities of the Company or any of its associated corporations (within the meaning of the SDI Ordinance).

SUBSTANTIAL SHAREHOLDERS

As at 30th September, 1998, the substantial shareholders of the Company, other than the Directors of the Company whose interests are disclosed above as recorded in the register required to be kept under Section 16(1) of the SDI Ordinance, are as follows:

Name	Number of ordinary shares
CIHL	497,754,666 *
Cokin Limited ("Cokin")	165,868,000 *
China Everbright Technology Limited ("CET")	165,868,000 *

* *165,868,000 shares out of 497,754,666 shares of the Company were beneficially owned by Cokin, a company owned as to 50.1% and 49.9% by CIHL and CET respectively.*

Save as disclosed above, there were no parties who were known to the Directors to be registered holders or have any interest or right to subscribe for 10% or more of the issued share capital of the Company.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the six months ended 30th September, 1998, the Company has repurchased and cancelled a total of 140,000 shares of HK$0.1 each on the Stock Exchange with details as follows:

Trading month	Number of shares repurchased	Price per share: Highest price paid	Price per share: Lowest price paid	Consideration paid
		HK$	*HK$*	*HK$*
May 1998	140,000	0.38	0.38	53,200

The aggregate price of HK$53,480 paid was charged against retained profit and the nominal value of the shares repurchased of HK$14,000 was transferred to capital redemption reserve.

The Directors considered that the purchase of shares would be to the benefits of the Company and would lead to an enhancement of the net assets and earnings per share of the shares.

Save as disclosed herein, the Company or any of its subsidiaries have not purchased, sold or redeemed any of the listed securities of the Company during the six months ended 30th September, 1998.

YEAR 2000 ISSUE

The Group has adopted the Year 2000 ("Y2K") conformity requirements issued by the British Standards Institute as its definition of Y2K compliance, and is well aware of this problem and its potential impact on the Group's business.

The Group has formed a Y2K Committee with the objective to locate and identify non-Y2K compliant devices or systems as well as take appropriate actions to rectify the problem. The Y2K Committee is supervised by executive directors and consists of representatives from relevant business units, functional departments and the Electronic Data Processing Department.

The Group has adopted two approaches to address the non-Y2K compliance computer systems:

- Upgrade or replace the purchased computer hardware or software systems according to the recommendations of the vendors;
- Modify or rewrite all in-house developed software applications.

The Group has completed the investigation phase of its compliance programme and is currently carrying out conversion and testing of Y2K solutions within its systems. It is planned that all the Group's systems will be year 2000 compliant by 30th June, 1999 and the Group will be developing contingency plans through the remainder of 1999.

The cost for the Y2K projects is considered immaterial as compared with the Group's assets and operation size. As at the date of this report, the Group did not have any material commitment in respect of the Y2K problem.

CODE OF BEST PRACTICE

In the opinion of the Directors, the Company has complied with the guidelines for the Code of Best Practice as set out in the Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange except that the Non-Executive Directors are not appointed for a specific term. However, they are subject to retirement by rotation and re-election at each annual general meeting in accordance with the Bye-laws of the Company.

During the difficult economic situation, I wish to express my gratitude to my fellow directors for their support, and to all staff for their dedication and commitment.

By order of the Board
CHOW Yei Ching
Chairman

Hong Kong, 29th December, 1998



其士（商業系統）國際有限公司

（於百慕達註冊成立之有限公司）

一九九八至九九年度中期業績報告

中期業績

其士（商業系統）國際有限公司（「本公司」）董事會宣佈，本公司及其附屬公司（「本集團」）截至一九九八年九月三十日止六個月之未經審核綜合業績與一九九七年同期比較數字概列如下：

	附註	截至九月三十日止六個月 一九九八年 港幣千元	 一九九七年 港幣千元
營業額		**528,608**	758,478
經營溢利		**25,905**	54,174
特殊項目	一	**–**	(25,369)
		25,905	28,805
所佔聯營公司業績		**698**	1,501
除稅前溢利		**26,603**	30,306
稅項	二		
本集團			
香港		**(6,117)**	(8,133)
海外		**(20)**	–
聯營公司			
香港		**(112)**	(248)
股東應佔溢利		**20,354**	21,925
中期股息	三	**8,281**	8,282
		港仙	*港仙*
每股盈利	四		
基本		**2.5**	3.2
攤薄		**不適用**	3.2
每股中期股息		**1.0**	1.0

附註：

一、 去年同期之特殊項目乃反映泰國貨幣貶值之滙兑虧損。

二、 香港利得税準備乃根據期內估計應課税溢利以百份之十六（一九九七年：百份之十六點五）計算。海外税項準備以個別公司之估計應課税溢利按當地適用之法例計算。

三、 期內派發中期股息之計算方式乃假設所有根據於一九九一年通過採納一項有利於本集團全職僱員之僱員認購股權計劃之認購股權持有人均沒有於股東名冊截止過戶日期前認購股份。若所有認購股權持有人於截止辦理是期中期股息股份過戶登記日期前行使其認購權認購股份，應付股息將增加約港幣573,000元。

四、 每股盈利：

(甲) 基本

每股盈利之計算乃根據期內股東應佔溢利港幣20,354,000元（一九九七年：港幣21,925,000元）及按期內已發行股份之加權平均股數828,123,241（一九九七年：693,605,432）股計算。

(乙) 攤薄

由於尚未行使之認購股權之行使價高於本公司股份於期內之平均市價，故對每股盈利並無攤薄影響。

截至一九九七年九月三十日止六個月之每股攤薄盈利乃根據香港會計師公會頒佈之經修訂會計實務準則第5條「每股盈利」重新呈列。每股攤薄盈利乃根據股東應佔溢利港幣21,925,000元及694,705,432股股份之加權平均股數（即去年同期已發行股份之加權平均股數已就潛在股份所有影響作出調整）計算。

用以計算每股基本及攤薄盈利之加權平均股數之調整：

	截至一九九七年九月三十日止六個月 *港幣千元*
盈利	21,925
就每股基本盈利而言之普通股之加權平均股數	693,605,432
潛在普通股之攤薄影響	
一認購股權	1,100,000
就每股攤薄盈利而言之普通股之加權平均股數	694,705,432

五、 為符合期內之表達方式，若干比較數字已重新分類列出。

中期股息

董事會議決宣佈派發截至一九九八年九月三十日止六個月之中期股息每股港幣1仙（一九九七年：港幣1仙），並將於一九九九年二月三日星期三派發予在一九九九年一月二十九日星期五名列於股東名冊內之股東。

股東名冊截止過戶日期

本公司將於一九九九年一月二十五日星期一至一九九九年一月二十九日星期五(首尾兩天包括在內)暫停辦理股份過戶登記手續。為確保獲得派發上述之中期股息，請於一九九九年一月二十二日星期五下午四時前，將股份過戶文件連同有關股票，送達本公司之香港股份過戶登記分處標準證券登記有限公司，地址為香港干諾道中一一一號永安中心五樓，以便辦理過戶登記手續。

業務回顧及展望

截至一九九八年九月三十日止六個月，本集團營業額下降百份之三十，至港幣五億二千九百萬元。經營溢利減至港幣二千六百萬元。由於期內再無需為泰幣作重大之貶值準備，故此股東應佔溢利維持於港幣二千萬元。每股盈利為港幣二點五仙。

在這六個月期內，本集團電腦部門因面對劇烈競爭而錄得負增長。為保持其競爭力及配合高科技的發展，本集團已推出最新型號的電腦產品以迎合市場需求，並同時採取嚴格的存貨控制措施。

於本報告刊發日，本集團除擁有二十四間其士店外，亦經營二十四間以One2Free「自由2」專門店、和記新幹線新寵店及和記GSM星級新領域等名稱的特許經營店。由於期內蓬勃的電訊市場競爭熾烈，本集團零售業務之增長遜於預期，邊際利潤亦受到壓力。

由於競爭劇烈，國際資訊網絡部門的貢獻雖然在往年並不顯著，但營業方面現已達致收支平衡。自推出推廣項目後，客戶及部門貢獻的增長率皆達至滿意水平。儘管傳訊部門客戶數目下降，但實施精簡架構及減低成本等措施後，經營仍可錄得收益。期內，傳訊部門再獲香港特區政府續約兩年，為多個政府部門提供傳訊服務。

業務回顧及展望 *(續)*

由於多年來與顧客建立長期友好的關係，售後服務部門為本集團奠定了穩健的經常收益基礎，對流動現金有重大裨益。

在過去六個月，大部份東南亞國家仍然受去年金融風暴影響。由於近期泰國貨幣及其經濟逐漸穩定，泰國業務之表現令人鼓舞，預期本集團在泰國之業務將在下一財政年度復甦。

綜觀本地消費疲弱、失業率高企、對外貿易不景氣及香港資產價格下調，香港經濟復甦將視乎外圍因素。香港經濟現正處於痛苦的調整期，相信在短期內未能復甦。期內，本集團已實施多項包括加強存貨控制及精簡人手的成本控制措施。憑着本集團擁有穩健及充裕的經常性現金收益，加上經驗豐富的管理層，正為未來一年作好準備。

董事股份及認購股權之權益

截至一九九八年九月三十日，各董事於本公司及其聯營公司（按證券（公開權益）條例（「公開權益條例」）之定義詮釋）之股份及認購股權中所擁有之權益已根據上市公司董事進行證券交易之標準守則之規定知會本公司及香港聯合交易所有限公司（「聯交所」），或遵照公開權益條例第二十九條之規定載於登記冊內之權益如下：

(甲) 本公司權益

(i) 股份

	普通股股份數目		
董事	**個人權益**	**公司權益**	**總數**
周亦卿	32,000,000	497,754,666 *	529,754,666
馮伯坤	2,600,000	–	2,600,000
郭海生	5,000,000	–	5,000,000
馮和順	300,000	–	300,000
簡嘉翰	100,000	–	100,000

* *周亦卿博士實益擁有其士國際集團有限公司（「其士國際」）股份473,944,881股，佔其士國際已發行股份約百份之四十六點三。而其士國際則持有本公司股份497,754,666股。根據公開權益條例，周博士被視為擁有該等股份之權益，該等股份已在下段「主要股東」中重述。*

董事股份及認購股權之權益 *(續)*

(甲) 本公司權益 *(續)*

(ii) 認購股權

董事	授出日期	行使認購股權之期限	就認購股權支付之代價	行使認購股權時須支付之每股價格	截至一九九八年九月三十日止六個月內已行使認購股權可認購股份之數目	尚未行使認購股權可認購股份之數目
			港元	*港元*		
周亦卿	4/2/1998	3/9/1998-2/9/2001	1	0.3376	–	14,000,000
馮伯坤	4/2/1998	3/9/1998-2/9/2001	1	0.3376	–	13,300,000
郭海生	4/2/1998	3/9/1998-2/9/2001	1	0.3376	–	11,300,000
馮和順	4/2/1998	3/9/1998-2/9/2001	1	0.3376	–	2,300,000
簡嘉翰	4/2/1998	4/9/1998-3/9/2001	1	0.3376	–	2,300,000
周莉莉	4/2/1998	4/9/1998-3/9/2001	1	0.3376	–	5,000,000

(乙) 聯營公司權益

(i) 股份

董事	聯營公司	普通股股份數目		
		個人權益	公司權益	總數
周亦卿	其士國際	473,944,881	–	473,944,881
	其士發展國際有限公司（「其士發展」）	44,583,816	235,229,813 *	279,813,629
	其士新加坡控股有限公司（「其士新加坡」）	4,375,000	80,000,000 *	84,375,000
	其士建築集團有限公司（「其士建築」）	41,036,489	85,377,444 *	126,413,933
馮伯坤	其士國際	416,694	–	416,694
	其士發展	316,000	–	316,000
	其士建築	77,000	–	77,000
郭海生	其士國際	471,518	–	471,518
	其士發展	1,000,950	–	1,000,950
	其士建築	1,326,437	–	1,326,437

董事股份及認購股權之權益 *（續）*

（乙）聯營公司權益 *（續）*

(i) 股份 *（續）*

董事	聯營公司	普通股股份數目 個人權益	公司權益	總數
馮和順	其士發展	548,000	–	548,000
	其士建築	295,600	–	295,600
簡嘉翰	其士國際	145,200	–	145,200
趙世彭	其士發展	20,000	–	20,000
	其士建築	9,000	–	9,000

* *周亦卿博士實益擁有其士國際股份473,944,881股，佔其士國際已發行股份約百份之四十六點三，而其士國際則持有其士發展股份235,229,813股、其士新加坡股份80,000,000股及其士建築股份85,377,444股。根據公開權益條例，周博士被視為擁有該等股份之權益，並已知會其士發展、其士新加坡及其士建築。*

(ii) 認購股權

董事	聯營公司	授出日期	行使認購股權之期限	就認購股權支付之代價	行使認購股權時須支付之每股價格	截至一九九八年九月三十日止六個月內已行使認購股權可認購股份之數目	尚未行使認購股權可認購股份之數目
				港元	*港元*		
周亦卿	其士國際	4/2/1998	3/9/1998-2/9/2001	1	0.5376	–	18,000,000
	其士建築	4/2/1998	3/9/1998-2/9/2001	1	0.3248	–	4,400,000
馮伯坤	其士國際	4/2/1998	3/9/1998-2/9/2001	1	0.5376	–	8,000,000
郭海生	其士國際	4/2/1998	3/9/1998-2/9/2001	1	0.5376	–	10,000,000
	其士建築	4/2/1998	3/9/1998-2/9/2001	1	0.3248	–	4,000,000
馮和順	其士國際	4/2/1998	3/9/1998-2/9/2001	1	0.5376	–	2,200,000
簡嘉翰	其士國際	4/2/1998	4/9/1998-3/9/2001	1	0.5376	–	2,200,000

除上述外，截至一九九八年九月三十日，根據公開權益條例第二十八條或第三十一條或附表第一部份之規定，本公司董事及其配偶或其未滿十八歲之子女在本公司或其任何聯營公司中之證券並無任何權益（按公開權益條例之詮譯）。

主要股東

於一九九八年九月三十日，根據載錄在公開權益條例第十六（一）條規定設置之登記冊內，除本公司董事在上述所披露之權益外，本公司之主要股東如下：

名稱	普通股股份數目
其士國際	497,754,666*
Cokin Limited (“Cokin”)	165,868,000*
中國光大科技有限公司（「光大科技」）	165,868,000*

* *其士國際與光大科技分別持有百份之五十點一和百份之四十九點九權益的Cokin實益持有497,754,666股本公司股份中165,868,000股。*

除上述外，就各董事所知，概無任何人士為登記股東或享有任何權益或有權認購超過或相等於本公司已發行股份百份之十或以上。

購買、出售或贖回上市證券

截至一九九八年九月三十日止六個月內，本公司於聯交所購回及註銷本公司每股面值港幣0.1元之股份合共140,000股，詳情如下：

		每股股價		
成交月份	購買股份數目	最高價	最低價	總付現金
		港元	*港元*	*港元*
一九九八年五月	140,000	0.38	0.38	53,200

總價格港幣53,480元自保留溢利扣除，而購回股份之面值港幣14,000元已轉撥至資本贖回儲備。

董事會認為購買本公司股份乃對本公司帶來利益，並能使其資產淨值及每股盈利有所增長。

除本公佈所披露者外，本公司或其任何附屬公司概無於截至一九九八年九月三十日止六個月內購買、出售或贖回任何本公司上市證券。

公元二千年問題

本集團已採納英國標準學會發出之公元二千年劃一規定，作為過渡公元二千年之依據，及已密切注意有關問題及可能對本集團業務造成之影響。

本集團已成立公元二千年專責小組，旨在找出無法過渡公元二千年之設備或系統，並採取適當行動修正問題。公元二千年專責小組乃由執行董事領導，成員包括各業務部門、後勤部門及電子數據處理部門代表。

本集團對未能適應公元二千年所需之電腦系統採取兩項應變方法：
—根據供應商之建議提升或取替已購入之電腦硬件或軟件系統；
—修訂或重寫集團內部所有已發展之軟件應用程式。

本集團已完成公元二千年過渡計劃的調查階段，並正在進行電腦系統的轉換及測試。預計本集團的所有電腦系統將於一九九九年六月三十日或之前全面達到計劃的要求，並會在一九九九年餘下時間制訂有關的應變計劃。

相對本集團之資產及運作規模，上述公元二千年項目之支出極為輕微。截至本報告日止，本集團仍無就公元二千年問題作出任何重大承擔。

最佳應用守則

除非執行董事之委任並無指定任期外，董事會認為本公司已遵守聯交所證券上市規則附錄十四所載之最佳應用守則之指引。然而，按照本公司之公司細則，非執行董事須於每次股東週年大會上輪值告退及膺選連任。

在經濟困難情況下，本人謹藉此對各位董事及全體員工努力不懈的態度與全力以赴的工作熱忱，深表謝意。

承董事會命
主席
周亦卿

香港，一九九八年十二月二十九日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.



CHEVALIER (OA) INTERNATIONAL LIMITED

(Incorporated in Bermuda with limited liability)

Executive Directors
CHOW Yei Ching *(Chairman)*
O.B.E., Off. Crown (B),
Officier de l'Ordre National du Mérite (F),
The Order of the Sacred Treasure, Gold Rays with Rosette (Jpn)
FUNG Pak Kwan *(Managing Director)*
KUOK Hoi Sang
FUNG Wo Shun
KAN Ka Hon
Lily CHOW

Non-Executive Directors
TANG Xueyi
WONG Lit Chor, Alexis

Independent Non-Executive Directors
CHAO Sze Bang, Frank J.P., D.C.L., D. Sc., B. Sc.
YUEN Tin Fan, Francis

Registered Office
Cedar House,
41 Cedar Avenue,
Hamilton, HM12,
Bermuda

Principal Place of Business
22nd Floor,
Chevalier Commercial Centre,
8 Wang Hoi Road,
Kowloon Bay,
Hong Kong

27th August, 1999

To the shareholders

Dear Sir/Madam,

PROPOSAL FOR CHANGE OF COMPANY NAME AND GENERAL MANDATE TO REPURCHASE THE COMPANY'S SHARES

INTRODUCTION

The Directors wish to seek the approval of shareholders to the change of the Company name to Chevalier iTech Holdings Limited 其士科技控股有限公司 ("Change of Name") and the grant of a general mandate to the Directors of the Company to repurchase, on The Stock Exchange of Hong Kong Limited ("the Stock Exchange"), shares of HK$0.1 each in the capital of the Company ("the Share(s)") up to a maximum of 10 per cent of the issued share capital of the Company as at the date of the resolution authorising the repurchases. The Special Resolution regarding the change of name and the Ordinary Resolution regarding the said repurchase will be proposed at the Annual General Meeting of the Company to be held at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Thursday, 23rd September, 1999 at 10:15 a.m. ("the 1999 Annual General Meeting"). A notice convening the 1999 Annual General Meeting is enclosed in the Annual Report 1998/99 of the Company.

This letter serves an explanatory statement to provide shareholders with all the information reasonably necessary to enable them to make an informed decision on whether to vote for or against the resolutions proposed.

CHANGE OF COMPANY NAME

Pursuant to an announcement dated 3rd August, 1999, it is the intention of the Company to reflect the Company's IT-related business focus and to identify the existing business operations of the Company. The proposed Change of Name is subject to the passing of a special resolution at the 1999 Annual General Meeting by the shareholders of the Company. The Change of Name will take effect upon the approval of the special resolution. The Company will carry out the necessary filing procedures with the Registrar of Companies in Bermuda and the Registrar of Companies in Hong Kong. Upon the proposed Change of Name becomes effective, for the purpose of identification, the Chinese translation of the new name of the Company will be "其士科技控股有限公司".

The Change of Name will not affect any of the rights of the shareholders of the Company. All existing share certificates in issue bearing the present name of the Company will after the Change of Name continue to be evidence of title to the Shares in the Company and will be valid for trading, settlement and delivery for the same number of Shares in the new name of the Company. Once the Change of Name has become effective, any new share certificate of the Company will be issued in the new name of the Company. A further announcement will be made when the Change of Name has become effective and unconditional.

LISTING RULES REQUIREMENTS FOR REPURCHASES OF SHARES

All repurchases of shares on the Stock Exchange must be made in accordance with the Rules Governing the Listing of Securities ("the Listing Rules") on the Stock Exchange which set out various restrictions with which listed companies purchasing their own shares on the Stock Exchange need to comply. Following is a summary of the most important provisions of the Listing Rules relevant to this matter:

(a) Shareholders' approval

All repurchases of shares must be approved in advance by an ordinary resolution of shareholders, either by way of a general mandate or by specific approval of a particular transaction.

(b) Source of funds

Repurchases must be made out of funds which are legally available for such purpose in accordance with the Company's Memorandum of Association and Bye-laws and the Companies Act 1981 of Bermuda (as amended).

(c) Dealing restrictions

(i) All shares to be repurchased on the Stock Exchange by a listed company must be fully paid-up.

(ii) The aggregate number of shares of a listed company which may be purchased on the Stock Exchange shall not exceed 10 per cent of the issued share capital of the company as at the date of the resolution passed authorising the repurchases.

(iii) Repurchases of shares on the Stock Exchange in any given calendar month are limited to a maximum of 25 per cent of the trading volume of the shares of the listed company in the immediately preceding calendar month.

(iv) A listed company shall not purchase shares on the Stock Exchange for a consideration other than cash or for settlement otherwise than in accordance with the trading rules of the Stock Exchange from time to time.

(v) A listed company shall not knowingly purchase its own shares from a connected person (as defined in the Listing Rules) and a connected person shall not knowingly sell his shares to the company on the Stock Exchange.

(vi) A listed company shall procure that any broker appointed by the company to effect the purchase of shares shall disclose to the Stock Exchange such information with respect to purchase made on behalf of the company as the Stock Exchange may request.

(vii) All shares repurchase programmes are required to be suspended after a price sensitive development has occurred or has been the subject of a decision until such time as the price sensitive information has been publicly announced. In particular, during the period of one month immediately preceding either the preliminary announcement of the listed company's annual results or the publication of its interim report, the company may not purchase its shares on the Stock Exchange unless the circumstances are exceptional. In addition, the Stock Exchange reserves the right to prohibit repurchase of shares on the Stock Exchange if the company has committed a breach of the Listing Rules.

(viii) The Listing Rules also restrict repurchase of shares on the Stock Exchange by a listed company whose primary listing is on the Stock Exchange if such repurchase would result in less than 25 per cent (or the prescribed minimum percentage for the company as determined by the Stock Exchange at the time of listing) of the listed shares of the company being in public hands.

(d) Status of the repurchased shares

Listing of all shares are repurchased by a listed company (whether on the Stock Exchange or otherwise) will be automatically cancelled and the relevant share certificates must be cancelled and destroyed.

(e) Subsequent issue of shares

Without the prior approval of the Stock Exchange, a listed company whose primary listing is on the Stock Exchange may not make a new issue of shares or announce a proposed new issue of shares for a period of 30 days immediately after any purchase by it of its own shares, whether on the Stock Exchange or otherwise (other than an issue of securities pursuant to the exercise of warrants, share options or similar instruments requiring the company to issue shares, which were outstanding prior to that purchase of its own shares).

(f) Reporting requirements

Details of all repurchases of shares on the Stock Exchange or otherwise must be reported to the Stock Exchange not later than 9:30 a.m. on the following business day. A listed company must also include in its annual report and financial statements information regarding all repurchases of shares made during the financial year under review, showing the number of shares purchased each month (whether on the Stock Exchange or otherwise), the purchase price per share or the highest and lowest price paid for all such purchases (where relevant), and the aggregate price paid by the company for such purchases. The directors' report shall contain reference to the purchases made during the year and the directors' reasons for making such purchases.

THE REPURCHASE PROPOSAL

The Company is allowed by its Memorandum of Association and Bye-laws and the Companies Act 1981 of Bermuda (as amended) to repurchase its own Shares. Its Bye-laws also allow it to provide financial assistance for the purpose of purchasing its own Shares.

Resolution 6 to be proposed at the 1999 Annual General Meeting relates to the grant of a general mandate to the Directors of the Company to repurchase, on the Stock Exchange, Shares up to a maximum of 10 per cent of the issued share capital of the Company as at the date of the proposed resolution ("the Repurchase Proposal").

The Shares to be purchased by the Company are fully paid-up. As at 24th August, 1999, being the latest practicable date prior to the printing of this document ("the Latest Practicable Date"), there were 829,369,558 Shares in issue. Therefore, subject to the passing of the proposed Resolution 6 at the 1999 Annual General Meeting and on the assumption that no additional Share will be issued and that prior to the date of the proposed resolution, no Share will be repurchased by the Company, the Company would be allowed under the mandate repurchase a maximum of 82,936,955 Shares.

The Directors of the Company believe that the Repurchase Proposal is in the interests of the Company and its shareholders. Trading conditions on the Stock Exchange have sometimes been volatile in recent years and there have been occasions when the Shares were trading at a substantial discount to their underlying net asset value. Repurchases of Shares may enhance the Company's net asset value per Share and earnings per Share. In these circumstances, the ability of the Company to repurchase the Shares can be beneficial to those shareholders who retain their investment in the Company since their percentage interest in the assets of the Company would increase in proportion to the number of Shares repurchased by the Company. Furthermore, exercise of the mandate granted under the Repurchase Proposal by the Directors of the Company would increase the volume of trading in the Shares on the Stock Exchange.

The Directors of the Company do not expect there to be any material adverse impact on the working capital or gearing position of the Company, as compared with the position disclosed in the audited financial statements of the Company for the year ended 31st March, 1999, as a result of repurchases made under the Repurchase Proposal even if the mandate is exercised in full. However, no purchase would be made in circumstances that would have a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the latest published audited financial statements) unless the Directors of the Company consider that such purchases would be in the best interests of the Company notwithstanding such material adverse impact.

FUNDING OF REPURCHASES

In repurchasing shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum of Association and Bye-laws and the Companies Act 1981 of Bermuda (as amended) which provide that Shares may be repurchased out of the profits of the Company and/or out of the proceeds of a fresh issue of Shares made for this purpose and/or even out of the capital paid up on the repurchased Shares.

DISCLOSURE OF INTERESTS

The Directors of the Company have undertaken to the Stock Exchange to exercise the power of the Company to make purchases pursuant to the proposed Resolution 6 in accordance with the Listing Rules and all applicable laws.

None of the Directors of the Company nor, to the best of their knowledge having made all reasonable enquires, any of their associates presently intend to sell Shares to the Company under the Repurchase Proposal in the event that the Repurchase Proposal is approved by shareholders at the 1999 Annual General Meeting.

Meanwhile, the Company has not been notified by any connected persons of the Company that they have a present intention to sell any Shares, or that they have undertaken not to sell any Shares held by them to the Company, in the event that the Repurchase Proposal is approved by shareholders at the 1999 Annual General Meeting.

If as a result of any Share repurchase, a shareholder's proportionate interest in the voting capital of the Company increases, such an increase will be treated as an acquisition for the purposes of Code on Takeovers and Mergers ("the Takeovers Code") and, if such an increase results in a change of control, may in certain circumstances give rise to an obligation to make a general offer for Shares under Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, Chevalier International Holdings Limited ("CIHL") and Cokin Limited ("Cokin") beneficially held 497,754,666 Shares and 165,868,000 Shares respectively in aggregate representing approximately 60.02 per cent and 20 per cent of the total issued share capital of the Company respectively. However, as 165,868,000 Shares out of 497,754,666 Shares were beneficially owned by Cokin, a company is owned as to 50.1% and 49.9% by CIHL and China Everbright Technology Limited ("CET") respectively, CIHL and CET are deemed to be interested in 165,868,000 Shares by virtue of the Securities (Disclosure of Interests) Ordinance and interests held by CET and Cokin are referred to the same lot of shares. Dr. CHOW Yei Ching controls more than one third of the voting rights of CIHL. To the best of the knowledge and belief of the Directors of the Company, CIHL, CET and Cokin are the persons who are beneficially interested in share representing 10 per cent or more of the issued share capital of the Company.

In the event that the Directors exercise in full the power to repurchase Shares which is proposed to be granted pursuant to the Buyback Mandate, then (if the present shareholdings otherwise remained the same) the attributable shareholdings of CIHL and Cokin in the Company would increase to approximately 66.68 per cent and 22.22 per cent of the issued share capital of the Company respectively. The Directors of the Company consider that such increase in the shareholding of CIHL itself, acting in concert with CET and Cokin would give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code. Save as disclosed herein, the Directors of the Company currently are not aware of any consequences which will arise under the Takeovers Code as a result of any purchases made under the Repurchase Proposal.

SHARE PRICES

The highest and lowest prices at which the Shares have been traded on the Stock Exchange during each of the previous twelve months were as follows:

	Highest	**Lowest**
	HK$	*HK$*
August 1998	0.300	0.270
September 1998	0.340	0.250
October 1998	0.300	0.300
November 1998	0.300	0.300
December 1998	0.300	0.260
January 1999	0.260	0.260
February 1999	0.246	0.228
March 1999	–	–
April 1999	0.550	0.248
May 1999	0.600	0.450
June 1999	0.570	0.470
July 1999	0.520	0.460

REPURCHASE OF SHARES MADE BY THE COMPANY

The Company has not purchased any of its shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this circular.

THE 1999 ANNUAL GENERAL MEETING

The form of proxy for use at the 1999 Annual General Meeting is enclosed in the Annual Report 1998/99 of the Company being sent to shareholders together with this circular. Whether or not you are able to attend the meeting, please complete the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited of 5th Floor, Wing On Centre, 111 Connaught Road, Central, Hong Kong as soon as possible and in any event not later than forty-eight hours before the time appointed for holding the meeting or any adjourned meeting. Completion and delivery of the form of proxy will not prevent you from attending and voting at the 1999 Annual General Meeting if you so wish.

RECOMMENDATION

The Directors consider that the proposed Change of Name and the Repurchase Proposal are in the best interests of the Company and its shareholders and accordingly recommend that all shareholders should vote in favour of the relevant resolutions to be proposed at the 1999 Annual General Meeting.

Yours faithfully
For and on behalf of the Board
Chevalier (OA) International Limited
CHOW Yei Ching
Chairman

此乃要件　請即處理

閣下如對本通函任可方面或應採取之行動有任何疑問，應諮詢股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

香港聯合交易所有限公司對本通函之內容概不負責，亦無就其準確性或完整性發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



CHEVALIER (OA) INTERNATIONAL LIMITED
其士（商業系統）國際有限公司

(於百慕達註冊成立之有限公司)

執行董事
周亦卿 *(主席)*
O.B.E., Off. Crown (B),
Officier de l'Ordre National du Mérite (F),
The Order of the Sacred Treasure, Gold Rays with Rosette (Jpn)
馮伯坤 *(董事總經理)*
郭海生
馮和順
簡嘉翰
周莉莉

非執行董事
湯學義
黃烈初

獨立非執行董事
趙世彭J.P., D.C.L., D. Sc., B. Sc.
袁天凡

註冊辦事處
Cedar House
41 Cedar Avenue,
Hamilton, HM12,
Bermuda

主要營業地點
香港九龍灣
宏開道八號
其士商業中心二十二樓

敬啟者：

更改公司名稱及
購回本公司股份一般授權之建議

緒言

董事會欲尋求股東批准更改本公司名稱為 Chevalier iTech Holdings Limited 其士科技控股有限公司，及授予董事會一般授權，以行使本公司一般權力於香港聯合交易所有限公司（「聯交所」）購回本公司股本中每股面值港幣0.1元之股份（「股份」），最多可達於決議案授權購回之日期已發行股本百份之十。有關更改名稱之特別決議案及購回股份之普通決議決將提呈於一九九九年九月二十三日星期四上午十時十五分假座香港九龍灣宏開道八號其士商業中心二十二樓舉行之本公司股東週年大會（「一九九九年度股東週年大會」）上。有關召開一九九九年度股東週年大會之通告附於本公司一九九八／九九年之年報內。

本函乃作為說明函件，為股東提供一切在合理情況下必需之資料，以協助彼等在知情之情況下決定投票贊成或反對提呈之決議案。

更改公司名稱

根據本公司於一九九九年八月三日刊發的通告，本公司擬反映其有關資訊科技的業務及更清晰界定本公司之現有業務運作。更改名稱建議須獲股東在一九九九年本公司股東週年大會上通過一項特別決議案後，方告作實。本公司將向百慕達公司註冊處及香港公司註冊處進行所需登記備案程序。更改公司名稱建議生效後，本公司之新名稱之中文譯名將為其士科技控股有限公司。

更改名稱不會影響本公司股東之任何權利。所有印有本公司現有名稱之現行已發行股票將於更改名稱後繼續作為本公司股份擁有權之憑證，將可用作與本公司相同數目之新名稱股份進行有效之交易、交收及交付。在更改名稱生效後，本公司所發出之任何新股票將以新名稱發行。當更改名稱生效及成為無條件後，將會作進一步公佈。

上市規則內有關股份購回之規定

一切在聯交所進行之股份購回均須遵照聯交所證券上市規則(「上市規則」)之規定。上市規則列出上市公司在聯交所購回其本身股份時須遵守之規限，以下為上市規則內有關此事宜之最重要條文概要：

(a) **股東批准**

所有股份購回事宜必須於事前獲股東通過普通決議案批准(不論以一般授權或有關某項交易之特定批准之方式)。

(b) **資金來源**

在購回股份時，上市公司只可動用根據該公司之組織章程大綱及細則及一九八一年百慕達公司法(已修定)所批准可作有關用途之資金。

(c) **買賣限制**

(i) 上市公司於聯交所購回之所有股份必須為繳足股份。

(ii) 上市公司於聯交所購回之股份，最多不可超過該公司授權購回之決議案獲通過當日之已發行股本百份之十。

(iii) 在任何一個月內，於聯交所購回之股份最多以前一個月該上市公司股份之成交量百份之二十五為限。

(iv) 上市公司不得以現金以外之代價或以聯交所交易規則不時所規定者以外之付款方式在聯交所購回股份。

(v) 上市公司不得故意在聯交所向關連人士購回其本身之股份，而關連人士(按上市規則之定義)亦不得故意在聯交所將其股份售予該公司。

(vi) 上市公司須促使其委任以購回股份之任何經紀，於聯交所提出要求時，代該公司向聯交所提供有關代表該公司進行購回之資料。

(vii) 上市公司在影響股價之事件出現後或作出可影響股價之決定後之任何時間內，須暫停所有股份購回計劃，直至影響股價之資料已予公開為止，尤其在上市公司初步公佈其年度業績或刊發其中期報告前一個月之期間內，除特別情況外，公司不得在聯交所購回其股份。此外，聯交所保留權利，可在公司違反上市規則時暫停其於聯交所進行之股份購回計劃。

(viii) 倘購回股份會導致公眾人士持有之股份佔該公司已發行股本不足百份之二十五(或少於聯交所規定之百份率)，則不得購回。

(d) **購回股份之地位**

上市公司購回之所有股份(不論是在聯交所或從其他方式進行)之上市地位將自動註銷，而股票證書則須予以註銷及毀滅。

(e) **其後股份之發行**

在事前未獲聯交所批准之情況下，凡於聯交所作主要上市之上市公司在購回股份(不論是在聯交所或以其他方式進行)後之三十日內不得進行或宣佈發行新股份(公司根據其購回本身證券前尚未行使之認股權證、認購股權或規定該公司須發行股份之同類工具之行使而須予發行之股份則除外)。

(f) **呈報規定**

所有股份購回事宜(不論是在聯交所或以其他方式進行)之詳情必須於隨後一個營業日上午九時三十分前向聯交所呈報。上市公司亦須於其年報及帳項內提供其於有關財政年度內所進行之所有股份購回事宜，說明每月購回股份數目(不論是在聯交所或以其他方式進行)，就該等購回所支付每股股份之收購價格或最高及最低價(按情況而定)，以及該公司就該等購回所支付之總代價。董事會報告書須載有該年度內所進行之購回之詳情以及董事會進行購回之原因。

購回建議

根據本公司之組織章程大綱及細則及一九八一年百慕達公司法(已修定)，本公司可購回其本身之股份。本公司細則亦容許本公司就購回其本身之股份提供財政資助。

一九九九年度股東週年大會上將予提呈之第六項決議案乃有關授予本公司董事會一般權力，以便在聯交所購回本公司之股份(最多可達提呈決議案當日本公司已發行股本百份之十)(「購回建議」)。

本公司將予購回之股份均為繳足股份。於一九九九年八月二十四日(本文件付印前之最後實際可行日期(「最後實際可行日期」))，本公司已發行股份為829,369,558股。因此，在一九九九年度股東週年大會上提呈之第六項決議案獲通過之規限下，並假設無額外股份將予發行，以及於提呈決議案日前，本公司將不會購回任何股份，故根據該項授權，本公司將獲准購回股份最多達82,936,955股。

本公司董事會認為購回建議符合本公司及其股東之利益。近年，聯交所之交投情況波動不定，股份曾有多次以較諸基本資產淨值出現重大折讓之買賣記錄。股份之購回可提升本公司之每股資產淨值及每股盈利。在此等情況下，本公司購回股份之能力乃有利於該等擬保留彼等於本公司投資之股東，因彼等於本公司資產中所佔利益之百份率將隨着本公司購回股份之比例而增加。此外，本公司董事會行使根據購回建議所獲賦予之權力時，亦會增加股份聯交所之交投量。

本公司董事會預期，即使全面行使上述授權，本公司之營運資金狀況或財務槓杆狀況(較諸本公司截至一九九九年三月三十一日止年度經審核帳項所披露之情況)將不會因根據購回建議進行購回而受到嚴重不利影響。然而，倘進行購回可能導致本公司之營運資金狀況或財務槓杆狀況(較儲本公司最近期公佈之經審核帳項所披露之情況)受到嚴重不利影響時，除非本公司董事會認為縱使會出現該等嚴重不利影響，該等購回仍符合本公司之最佳利益，否則不會進行購回。

購回之資金

於購回股份時，本公司只可動用根據其組織章程大綱及細則以及一九八一年百慕達公司法(已修定)所批准可作有關用途之資金；根據此等文件之規定，股份可由本公司之溢利及／或就此發行新股份所得之款項及／或該等購回股份之繳足股本撥款購回。

權益披露

本公司董事會已向聯交所承諾將根據上市規則及所有適用法例之規定，按提呈之第六項決議案行使本公司購回之權力。

就本公司各董事經作出一切合理查詢後所知，彼等及彼等之任何聯繫人士目前概無意待購回建議於一九九九年度股東週年大會上獲股東批准後，根據購回建議出售股份予本公司。

與此同時，本公司之任何關連人士概無知會本公司，表示目前有意待購回建議於一九九九年度股東週年大會上獲股東批准後，出售任何股份予本公司，然而，彼等亦無承諾不會出售彼等持有之任何股份予本公司。

倘股東於本公司有投票權股本中之應佔權益因任何股份購回而有所增加，就公司收購及合併守則(「收購守則」)而言，此項權益之增加將視作收購行動處理，倘此項權益之增加導致控制權有所變動，根據收購守則第26條，在若干情況下可能觸發全面收購股份之責任。

於最後實際可行日期，其士國際集團有限公司(「其士國際」)及Cokin Limited(「Cokin」)分別實益持有本公司股份497,754,666股及165,868,000股，分別約相等於本公司已發行股本百份之六十點零二及百份之二十。而其士國際與中國光大科技有限公司(「光大科技」)分別持有百份之五十點一及百份之四十九點九權益的Cokin，實益持有本公司股份497,754,666股中的165,868,000股。故根據證券(公開權益)條例，其士國際及光大科技被視為擁有165,868,000股之權益，而光大科技及Cokin持有的股份為同一批股份。周亦卿博士控制超過三份之一的其士國際投票權。董事會就其所知並相信，其士國際、光大科技及Cokin為實益擁有本公司已發行股本百份之十或以上之股份人士。

如董事會行使該普通決議授予之購回股份全部權力，(如現有持股情況保持不變下)其士國際及Cokin所持有本公司股權分別將約增加至本公司已發行股本百份之六十六點六八及百份之二十二點二二。董事會認為此項股權增加，將會導致其士國際本身或連同採取一致行動之光大科技及Cokin，必須遵照收購守則第26條提出強制收購之後果。除本文件所披露者外，據本公司董事會現時所知，根據購回建議進行任何購回將不會引致收購守則下之任何影響。

市價

股份於過去十二個月每月在聯交所錄得之最高及最低成交價如下：

	最高成交價 *港元*	最低成交價 *港元*
一九九八年八月	0.300	0.270
一九九八年九月	0.340	0.250
一九九八年十月	0.300	0.300
一九九八年十一月	0.300	0.300
一九九八年十二月	0.300	0.260
一九九九年一月	0.260	0.260
一九九九年二月	0.246	0.228
一九九九年三月	—	—
一九九九年四月	0.550	0.248
一九九九年五月	0.600	0.450
一九九九年六月	0.570	0.470
一九九九年七月	0.520	0.460

本公司購回股份事宜

在本文件日期之前六個月內，本公司並無在聯交所或其他地方購回任何本公司股份。

一九九九年度股東週年大會

本文件連同本公司一九九八／九九年度年報寄予各股東，並隨附一九九九年度股東週年大會之代表委任表格，無論 閣下能否出席該大會，均請按照表格上印備之指示，填妥隨附之代表委任表格，並須於在大會或續會舉行時間四十八小時前，送達本公司之香港股份過戶登記分處標準證券登記有限公司，地址為香港中環干諾道中一一一號永安中心五樓。填妥及交回代表委任表格後，閣下仍可出席一九九九年股東週年大會，並於會上投票。

推薦意見

董事會認為更改公司名稱及購回建議符合本公司及其股東之最佳利益，故建議各股東應投票贊成將於一九九九年度股東週年大會上提呈之有關決議案。

此致

列位股東 台照

承
Chevalier (OA) International Limited
董事會命
主席
周亦卿
謹啟

一九九九年八月二十七日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.



CHEVALIER (OA) INTERNATIONAL LIMITED

(Incorporated in Bermuda with limited liability)

Executive Directors
CHOW Yei Ching *(Chairman)*
O.B.E., Off. Crown (B),
Officier de l'Ordre National du Mérite (F),
The Order of the Sacred Treasure, Gold Rays with Rosette (Jpn)
FUNG Pak Kwan *(Managing Director)*
KUOK Hoi Sang
FUNG Wo Shun
KAN Ka Hon
Lily CHOW

Non-Executive Directors
CHAO Sze Bang, Frank J.P., D.C.L., D. Sc., B. Sc.
YUEN Tin Fan, Francis
TANG Xueyi
WONG Lit Chor, Alexis

Registered Office
Cedar House,
41 Cedar Avenue,
Hamilton, HM12,
Bermuda

Principal Place of Business
22nd Floor,
Chevalier Commercial Centre,
8 Wang Hoi Road,
Kowloon Bay,
Hong Kong

24th August, 1998

To the shareholders

Dear Sir/Madam,

PROPOSALS RELATING TO AN INCREASE IN AUTHORISED SHARE CAPITAL AND GENERAL MANDATE TO REPURCHASE THE COMPANY'S SHARES

INTRODUCTION

The Directors wish to seek the approval of shareholders to increase the authorised share capital of the Company and to obtain a general mandate to the Directors of the Company to repurchase, on The Stock Exchange of Hong Kong Limited ("the Stock Exchange"), shares of HK$0.1 each in the capital of the Company ("the Share(s)") up to a maximum of 10 per cent of the issued share capital of the Company as at the date of the resolution authorising the repurchases ("the Ordinary Resolution(s)"). The Ordinary Resolutions regarding the said increase in authorised share capital and repurchase will be proposed at the Annual General Meeting of the Company to be held at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Wednesday, 23rd September, 1998 at 10:00 a.m. ("the 1998 Annual General Meeting").

This letter serves an explanatory statement to provide shareholders with all the information reasonably necessary to enable them to make an informed decision on whether to vote for or against the resolutions proposed.

INCREASE IN AUTHORISED SHARE CAPITAL

At the 1998 Annual General Meeting, a resolution will be proposed to increase the authorised share capital of the Company from HK$90,000,000 to HK$120,000,000 by the creation of an additional 300,000,000 new Shares of HK$0.1 each to rank pari passu with the existing shares in all respects.

The Directors do not have any present intention of issuing any part of that capital save to the extent that it is necessary for the Company to do so for the purpose of issuing shares upon exercise by the Directors of any share issue mandate granted from time to time by shareholders whenever the Directors consider it to be in the interests of the Company and its shareholders.

LISTING RULES REQUIREMENTS FOR REPURCHASES OF SHARES

All repurchases of shares on the Stock Exchange must be made in accordance with the Rules Governing the Listing of Securities on the Stock Exchange ("the Listing Rules") which set out various restrictions with which listed companies purchasing their own shares on the Stock Exchange need to comply. Following is a summary of the most important provisions of the Listing Rules relevant to this matter:

(a) Shareholders' approval

All repurchases of shares must be approved in advance by an ordinary resolution of shareholders, either by way of a general mandate or by specific approval of a particular transaction.

(b) Source of funds

Repurchases must be made out of funds which are legally available for such purpose in accordance with the Company's Memorandum of Association and Bye-laws and the Companies Act 1981 of Bermuda (as amended).

(c) Dealing restrictions

(i) All shares to be repurchased on the Stock Exchange by a listed company must be fully paid-up.

(ii) The aggregate number of shares of a listed company which may be purchased on the Stock Exchange shall not exceed 10 per cent of the issued share capital of the company as at the date of the resolution passed authorising the repurchases.

(iii) Repurchases of shares on the Stock Exchange in any given calendar month are limited to a maximum of 25 per cent of the trading volume of the shares of the listed company in the immediately preceding calendar month.

(iv) A listed company shall not purchase shares on the Stock Exchange for a consideration other than cash or for settlement otherwise than in accordance with the trading rules of the Stock Exchange from time to time.

(v) A listed company shall not knowingly purchase its own shares from a connected person (as defined in the Listing Rules) and a connected person shall not knowingly sell his shares to the company on the Stock Exchange.

(vi) A listed company shall procure that any broker appointed by the company to effect the purchase of shares shall disclose to the Stock Exchange such information with respect to purchase made on behalf of the company as the Stock Exchange may request.

(vii) All shares repurchase programmes are required to be suspended after a price sensitive development has occurred or has been the subject of a decision until such time as the price sensitive information has been publicly announced. In particular, during the period of one month immediately preceding either the preliminary announcement of the listed company's annual results or the publication of its interim report, the company may not purchase its shares on the Stock Exchange unless the circumstances are exceptional. In addition, the Stock Exchange reserves the right to prohibit repurchase of shares on the Stock Exchange if the company has committed a breach of the Listing Rules.

(viii) The Listing Rules also restrict repurchase of shares on the Stock Exchange by a listed company whose primary listing is on the Stock Exchange if such repurchase would result in less than 25 per cent (or the prescribed minimum percentage for the company as determined by the Stock Exchange at the time of listing) of the listed shares of the company being in public hands.

(d) Status of the repurchased shares

Listing of all shares are repurchased by a listed company (whether on the Stock Exchange or otherwise) will be automatically cancelled and the relevant shares certificates must be cancelled and destroyed.

(e) Subsequent issue of shares

Without the prior approval of the Stock Exchange, a listed company whose primary listing is on the Stock Exchange may not make a new issue of shares or announce a proposed new issue of shares for a period of 30 days immediately after any purchase by it of its own shares, whether on the Stock Exchange or otherwise (other than an issue of securities pursuant to the exercise of warrants, share options or similar instruments requiring the company to issue shares, which were outstanding prior to that purchase of its own shares).

(f) Reporting requirements

Details of all repurchases of shares on the Stock Exchange or otherwise must be reported to the Stock Exchange not later than 9:30 a.m. on the following business day. A listed company must also include in its annual report and financial statements information regarding all repurchases of shares made during the financial year under review, showing the number of shares purchased each month (whether on the Stock Exchange or otherwise), the purchase price per share or the highest and lowest price paid for all such purchases (where relevant), and the aggregate price paid by the company for such purchases. The directors' report shall contain reference to the purchases made during the year and the directors' reasons for making such purchases.

THE REPURCHASE PROPOSAL

The Company is allowed by its Memorandum of Association and Bye-laws and the Companies Act 1981 of Bermuda (as amended) to repurchase its own Shares. Its Bye-laws also allow it to provide financial assistance for the purpose of purchasing its own Shares.

Resolution 7 to be proposed at the 1998 Annual General Meeting relates to the grant of a general mandate to the Directors of the Company to repurchase, on the Stock Exchange, Shares up to a maximum of 10 per cent of the issued share capital of the Company as at the date of the proposed resolution ("the Repurchase Proposal").

The Shares to be purchased by the Company are fully paid-up. As at 24th August, 1998, being the latest practicable date prior to the printing of this document ("the Latest Practicable Date"), there were 828,077,558 Shares in issue. Therefore, subject to the passing of the proposed Resolution 7 at the 1998 Annual General Meeting and on the assumption that no additional Share will be issued and that prior to the date of the proposed resolution, no Share will be repurchased by the Company, the Company would be allowed under the mandate repurchase a maximum of 82,807,755 Shares.

The Directors of the Company believe that the Repurchase Proposal is in the interests of the Company and its shareholders. Trading conditions on the Stock Exchange have sometimes been volatile in recent years and there have been occasions when the Shares were trading at a substantial discount to their underlying net asset value. Repurchases of Shares may enhance the Company's net asset value per Share and earnings per Share. In these circumstances, the ability of the Company to repurchase the Shares can be beneficial to those shareholders who retain their investment in the Company since their percentage interest in the assets of the Company would increase in proportion to the number of Shares repurchased by the Company. Furthermore, exercise of the mandate granted under the Repurchase Proposal by the Directors of the Company would increase the volume of trading in the Shares on the Stock Exchange.

The Directors of the Company do not expect there to be any material adverse impact on the working capital or gearing position of the Company, as compared with the position disclosed in the audited financial statements of the Company for the year ended 31st March, 1998, as a result of repurchases made under the Repurchase Proposal even if the mandate is exercised in full. However, no purchase would be made in circumstances that would have a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the latest published audited financial statements) unless the Directors of the Company consider that such purchases would be in the best interests of the Company notwithstanding such material adverse impact.

FUNDING OF REPURCHASES

In repurchasing shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum of Association and Bye-laws and the Companies Act 1981 of Bermuda (as amended) which provide that Shares may be repurchased out of the profits of the Company and/or out of the proceeds of a fresh issue of Shares made for this purpose and/or even out of the capital paid up on the repurchased Shares.

DISCLOSURE OF INTERESTS

The Directors of the Company have undertaken to the Stock Exchange to exercise the power of the Company to make purchases pursuant to the proposed Resolution 7 in accordance with the Listing Rules and all applicable laws.

None of the Directors of the Company nor, to the best of their knowledge having made all reasonable enquires, any of their associates presently intend to sell Shares to the Company under the Repurchase Proposal in the event that the Repurchase Proposal is approved by shareholders at the 1998 Annual General Meeting.

Meanwhile, the Company has not been notified by any connected persons of the Company that they have a present intention to sell any Shares, or that they have undertaken not to sell any Shares held by them to the Company, in the event that the Repurchase Proposal is approved by shareholders at the 1998 Annual General Meeting.

If as a result of any Share repurchase, a shareholder's proportionate interest in the voting capital of the Company increases, such an increase will be treated as an acquisition for the purposes of Code on Takeovers and Mergers ("the Takeovers Code") and, if such an increase results in a change of control, may in certain circumstances give rise to an obligation to make a general offer for Shares under Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, Chevalier International Holdings Limited ("CIHL") and Cokin Limited ("Cokin") beneficially held 497,754,666 Shares and 165,868,000 Shares respectively in aggregate representing approximately 60.11 per cent and 20.03 per cent of the total issued share capital of the Company respectively. However, as 165,868,000 Shares out of 497,754,666 Shares were beneficially owned by Cokin, a company is

owned as to 50.1% and 49.9% by CIHL and China Everbright Technology Limited ("CET") respectively, CIHL and CET are deemed to be interested in 165,868,000 Shares by virtue of the Securities (Disclosure of Interests) Ordinance and interests held by CET and Cokin are referred to the same lot of shares. Dr. CHOW Yei Ching controls more than one third of the voting rights of CIHL. To the best of the knowledge and belief of the Directors, CIHL, CET and Cokin are the persons who beneficially interested in share representing 10 per cent or more of the issued share capital of the Company.

In the event that the Directors exercise in full the power to repurchase Shares which is proposed to be granted pursuant to the Ordinary Resolution, then (if the present shareholdings otherwise remained the same) the attributable shareholdings of CIHL and Cokin in the Company would increase to approximately 66.79 per cent and 22.26 per cent of the issued share capital of the Company respectively. The Directors consider that such increase in the shareholding of CIHL itself, acting in concert with CET and Cokin would give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code. Save as disclosed herein, the Directors of the Company currently are not aware of any consequences which will arise under the Takeovers Code as a result of any purchases made under the Repurchase Proposal.

SHARE PRICES

The highest and lowest prices at which the Shares have been traded on the Stock Exchange during each of the previous twelve months were as follows:

	Highest	**Lowest**
	HK$	*HK$*
August 1997	1.740	1.060
September 1997	1.090	0.880
October 1997	0.930	0.630
November 1997	0.760	0.570
December 1997	0.670	0.500
January 1998	–	–
February 1998	0.500	0.430
March 1998	–	–
April 1998	0.590	0.480
May 1998	0.420	0.350
June 1998	0.400	0.290
July 1998	0.330	0.250

REPURCHASE OF SHARES MADE BY THE COMPANY

During the six months prior to the Latest Practicable Date, the Company purchased the following Shares on the Stock Exchange in view of the fact that the prevailing market prices of the Shares were below the underlying net asset value pertaining to each Share:

		Price per Share	
Trading date	**Number of Shares repurchased**	**Highest price paid**	**Lowest price paid**
		HK$	*HK$*
21st May, 1998	40,000	0.38	0.38
29th May, 1998	100,000	0.38	0.38

The aggregate consideration paid for such purchases amounted to HK$53,200. The repurchased Shares had been cancelled accordingly.

THE 1998 ANNUAL GENERAL MEETING

The form of proxy for use at the 1998 Annual General Meeting is enclosed in the Annual Report 1997/98 of the Company being sent to shareholders together with this circular. Whether or not you are able to attend the meeting, please complete the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited of Room 4401, 44th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong as soon as possible and in any event not later than forty-eight hours before the time appointed for holding the meeting or any adjourned meeting. Completion and delivery of the form of proxy will not prevent you from attending and voting at the 1998 Annual General Meeting if you so wish.

RECOMMENDATION

The Directors consider that the Increase in Authorised Share Capital and the Repurchase Proposal are in the best interests of the Company and its shareholders and accordingly recommend that all shareholders should vote in favour of the relevant resolutions to be proposed at the 1998 Annual General Meeting.

Yours faithfully
For and on behalf of the Board
Chevalier (OA) International Limited
CHOW Yei Ching
Chairman



CHEVALIER (OA) INTERNATIONAL LIMITED
其士（商業系統）國際有限公司

(於百慕達註冊成立之有限公司)

執行董事
周亦卿 *(主席)*
O.B.E., Off. Crown (B),
Officier de l'Ordre National du Mérite (F),
The Order of the Sacred Treasure, Gold Rays with Rosette (Jpn)
馮伯坤 *(董事總經理)*
郭海生
馮和順
簡嘉翰
周莉莉

非執行董事
趙世彭 J.P., D.C.L., D. Sc., B. Sc.
袁天凡
湯學義
黃烈初

註冊辦事處
Cedar House
41 Cedar Avenue,
Hamilton, HM12,
Bermuda

主要營業地點
香港九龍灣
宏開道八號
其士商業中心二十二樓

敬啟者：

有關增加法定股本
及
一般授權以購回本公司股份之建議

緒言

董事會欲尋求股東批准增加本公司之法定股本及授予董事會一般授權，以行使本公司一般權力於香港聯合交易所有限公司(「聯交所」)購回本公司股本中每股面值港幣0.1元之股份(「股份」)，最多可達於決議案授權購回之日期已發行股本百份之十(「普通決議案」)。有關增加法定股本及一般授權之建議將於一九九八年九月二十三日星期三上午十時正假座香港九龍灣宏開道八號其士商業中心二十二樓舉行之本公司股東週年大會(「一九九八年度股東週年大會」)上提呈為普通決議案。

本函乃作為說明函件，為股東提供一切在合理情況下必需之資料，以協助彼等在知情之情況下決定投票贊成或反對提呈之決議案。

增加法定股本

在一九九八年度股東週年大會上，將提呈一項決議案，建議增加300,000,000股每股面值港幣0.1元本公司股本中之新股份，將本公司之法定股本港幣90,000,000元增至港幣120,000,000元。該等股份在各方面均與本公司已發行之股份享有同等權益。

董事會認為除本公司有需要發行股本外，現階段並無意發行任何股本。本公司股東不時授予董事一般授權以發行本公司股本，董事認為其發行之目的乃符合本公司及其股東之利益。

上市規則內有關股份購回之規定

一切在聯交所進行之股份購回均須遵照聯交所證券上市規則（「上市規則」）之規定。上市規則列出上市公司在聯交所購回其本身股份時須遵守之規限，以下為上市規則內有關此事宜之最重要條文概要：

(a) **股東批准**

所有股份購回事宜必須於事前獲股東通過普通決議案批准（不論以一般授權或有關某項交易之特定批准之方式）。

(b) **資金來源**

在購回股份時，上市公司只可動用根據該公司之組織章程大綱及細則及一九八一年百慕達公司法（已修定）所批准可作有關用途之資金。

(c) **買賣限制**

(i) 上市公司於聯交所購回之所有股份必須為繳足股份。

(ii) 上市公司於聯交所購回之股份，最多不可超過該公司授權購回之決議案獲通過當日之已發行股本百份之十。

(iii) 在任何一個月內，於聯交所購回之股份最多以前一個月該上市公司股份之成交量百份之二十五為限。

(iv) 上市公司不得以現金以外之代價或以聯交所交易規則不時所規定者以外之付款方式在聯交所購回股份。

(v) 上市公司不得故意在聯交所向關連人士購回其本身之股份，而關連人士（按上市規則之定義）亦不得故意在聯交所將其股份售予該公司。

(vi) 上市公司須促使其委任以購回股份之任何經紀，於聯交所提出要求時，代該公司向聯交所提供有關代表該公司進行購回之資料。

(vii) 上市公司在影響股價之事件出現後或作出可影響股價之決定後之任何時間內，須暫停所有股份購回計劃，直至影響股價之資料已予公開為止，尤其在上市公司初步公佈其年度業績或刊發其中期報告前一個月之期間內，除特別情況外，公司不得在聯交所購回其股份。此外，聯交所保留權利，可在公司違反上市規則時暫停其於聯交所進行之股份購回計劃。

(viii) 倘購回股份會導致公眾人士持有之股份佔該公司已發行股本不足百份之二十五（或少於聯交所規定之百份率），則不得購回。

(d) **購回股份之地位**

上市公司購回之所有股份（不論是在聯交所或從其他方式進行）之上市地位將自動註銷，而股票證書則須予以註銷及毀滅。

(e) **其後股份之發行**

在事前未獲聯交所批准之情況下，凡於聯交所作主要上市之上市公司在購回股份（不論是在聯交所或以其他方式進行）後之三十日內不得進行或宣佈發行新股份（公司根據其購回本身證券前尚未行使之認股權證、認購股權或規定該公司須發行股份之同類工具之行使而須予發行之股份則除外）。

(f) 呈報規定

所有股份購回事宜(不論是在聯交所或以其他方式進行)之詳情必須於隨後一個營業日上午九時三十分前向聯交所呈報。上市公司亦須於其年報及帳項內提供其於有關財政年度內所進行之所有股份購回事宜，說明每月購回股份數目(不論是在聯交所或以其他方式進行)，就該等購回所支付每股股份之收購價格或最高及最低價(按情況而定)，以及該公司就該等購回所支付之總代價。董事會報告書須載有該年度內所進行之購回之詳情以及董事會進行購回之原因。

購回建議

根據本公司之組織章程大綱及細則及一九八一年百慕達公司法(已修定)，本公司可購回其本身之股份。本公司細則亦容許本公司就購回其本身之股份提供財政資助。

一九九八年度股東週年大會上將予提呈之第(七)項決議案乃有關授予本公司董事會一般權力，以便在聯交所購回本公司之股份(最多可達提呈決議案當日本公司已發行股本百份之十)(「購回建議」)。

本公司將予購回之股份均為繳足股份。於一九九八年八月二十四日(本文件付印前之最後實際可行日期(「最後實際可行日期」))，本公司已發行股份為828,077,558股。因此，在一九九八年度股東週年大會上提呈之第(七)項決議案獲通過之規限下，並假設無額外股份將予發行，以及於提呈決議案日前，本公司將不會購回任何股份，故根據該項授權，本公司將獲准購回股份最多達82,807,755股。

本公司董事會認為購回建議符合本公司及其股東之利益。近年，聯交所之交投情況波動不定，股份曾有多次以較諸基本資產淨值出現重大折讓之買賣記錄。股份之購回可提升本公司之每股資產淨值及每股盈利。在此等情況下，本公司購回股份之能力乃有利於該等擬保留彼等於本公司投資之股東，因彼等於本公司資產中所佔利益之百份率將隨着本公司購回股份之比例而增加。此外，本公司董事會行使根據購回建議所獲賦予之權力時，亦會增加股份聯交所之交投量。

本公司董事會預期，即使全面行使上述授權，本公司之營運資金狀況或財務槓杆狀況(較諸本公司截至一九九八年三月三十一日止年度經審核帳項所披露之情況)將不會因根據購回建議進行購回而受到嚴重不利影響。然而，倘進行購回可能導致本公司之營運資金狀況或財務槓杆狀況(較儲本公司最近期公佈之經審核帳項所披露之情況)受到嚴重不利影響時，除非本公司董事會認為縱使會出現該等嚴重不利影響，該等購回仍符合本公司之最佳利益，否則不會進行購回。

購回之資金

於購回股份時，本公司只可動用根據其組織章程大綱及細則以及一九八一年百慕達公司法(已修定)所批准可作有關用途之資金；根據此等文件之規定，股份可由本公司之溢利及／或就此發行新股份所得之款項及／或該等購回股份之繳足股本撥款購回。

權益披露

本公司董事會已向聯交所承諾將根據上市規則及所有適用法例之規定，按提呈之第(七)項決議案行使本公司購回之權力。

就本公司各董事經作出一切合理查詢後所知，彼等及彼等之任何聯繫人士目前概無意待購回建議於一九九八年度股東週年大會上獲股東批准後，根據購回建議出售股份予本公司。

與此同時，本公司之任何關連人士概無知會本公司，表示目前有意待購回建議於一九九八年度股東週年大會上獲股東批准後，出售任何股份予本公司，然而，彼等亦無承諾不會出售彼等持有之任何股份予本公司。

倘股東於本公司有投票權股本中之應佔權益因任何股份購回而有所增加，就公司收購及合併守則(「收購守則」)而言，此項權益之增加將視作收購行動處理，倘此項權益之增加導致控制權有所變動，根據收購守則第26條，在若干情況下可能觸發全面收購股份之責任。

於最後實際可行日期，其士國際集團有限公司(「其士國際」)及Cokin Limited(「Cokin」)分別實益持有本公司股份497,754,666股及165,868,000股，分別約相等於本公司已發行股本百份之六十點一一及百份之二十點零三。而其士國際與中國光大科技有限公司(「光大科技」)分別持有百份之五十點一及百份之

四十九點九權益的Cokin，實益持有本公司股份497,754,666股中的165,868,000股。故根據證券(公開權益)條例，其士國際及光大科技被視為擁有165,868,000股之權益，而光大科技及Cokin持有的股份為同一批股份。周亦卿博士控制超過三份之一的其士國際投票權。董事會就其所知並相信，其士國際、光大科技及Cokin為實益擁有本公司已發行股本百份之十或以上之股份人士。

如董事會行使該普通決議授予之購回股份全部權力，(如現有持股情況保持不變下)其士國際及Cokin所持有本公司股權分別將約增加至本公司已發行股本百份之六十六點七九及百份之二十二點二六。董事會認為此項股權增加，將會導致其士國際本身或連同採取一致行動之光大科技及Cokin，必須遵照收購守則第26條提出強制收購之後果。除本文件所披露者外，據本公司董事會現時所知，根據購回建議進行任何購回將不會引致收購守則下之任何影響。

市價

股份於過去十二個月每月在聯交所錄得之最高及最低成交價如下：

	最高成交價 *港元*	最低成交價 *港元*
一九九七年八月	1.740	1.060
一九九七年九月	1.090	0.880
一九九七年十月	0.930	0.630
一九九七年十一月	0.760	0.570
一九九七年十二月	0.670	0.500
一九九八年一月	—	—
一九九八年二月	0.500	0.430
一九九八年三月	—	—
一九九八年四月	0.590	0.480
一九九八年五月	0.420	0.350
一九九八年六月	0.400	0.290
一九九八年七月	0.330	0.250

本公司購回股份事宜

於最後實際可行日期之前六個月內，鑑於股份當時之市價低於每股股份之資產淨值，本公司於聯交所購回下列股份：

		支付每股股份	
購回日期	**購回股份數目**	**最高價** *港元*	**最低價** *港元*
一九九八年			
五月二十一日	40,000	0.38	0.38
五月二十九日	100,000	0.38	0.38

就該等購回所支付之總代價為港幣五萬三千二百元。購回之股份亦相應予以註銷。

一九九八年度股東週年大會

本文件連同本公司一九九七／九八年度年報寄予各股東，並隨附一九九八年度股東週年大會之代表委任表格，無論　閣下能否出席該大會，均請按照表格上印備之指示，填妥隨附之代表委任表格，並須於在大會或續會舉行時間四十八小時前，送達本公司之香港股份過戶登記分處標準證券登記有限公司，地址為香港灣仔皇后大道東一八三號合和中心四十四樓四四零一室。填妥及交回代表委任表格後，閣下仍可出席一九九八年股東週年大會，並於會上投票。

推薦意見

董事會認為增加法定股本及購回建議符合本公司及其股東之最佳利益，故建議各股東應投票贊成將於一九九八年度股東週年大會上提呈之有關決議案。

此致

列位股東　台照

承
Chevalier (OA) International Limited
董事會命
主席
周亦卿
謹啟

一九九八年八月二十四日